As filed with the Securities and Exchange Commission on May 31, 2024

Registration No. 333-278992

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST ADVANTAGE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7389	84-3884690
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Concourse Parkway NE

Suite 200

Atlanta, Georgia 30328

(888) 314-9761

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bret T. Jardine

First Advantage Corporation

1 Concourse Parkway NE, Suite 200

Atlanta, Georgia 30328

(888) 314-9761

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Elizabeth A. Cooper Mark C. Viera Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Steven Barnett Sterling Check Corp 6150 Oak Tree Boulevard, Suite 490 Independence, Ohio (800) 853-3228	Christopher Ewan Andrea Gede-Lange Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza, New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this information statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This information statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION DATED MAY 31, 2024

INFORMATION STATEMENT/PROSPECTUS AND NOTICE OF ACTION BY WRITTEN CONSENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

Dear Sterling Check Corp. Stockholder:

On February 28, 2024, Sterling Check Corp. (referred to as Sterling), First Advantage Corporation (referred to as First Advantage) and Starter Merger Sub, Inc., an indirect wholly-owned subsidiary of First Advantage (referred to as Merger Sub) entered into an Agreement and Plan of Merger that provides for the acquisition of Sterling by First Advantage (such agreement, as it may be amended from time to time, is referred to as the merger agreement). A copy of the merger agreement is attached as Annex A to this information statement/prospectus. Pursuant to the terms of, and subject to the satisfaction or waiver of the conditions set forth in, the merger agreement, at the effective time, Merger Sub will merge with and into Sterling with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage. The merger of Merger Sub with and into Sterling is referred to as the transaction. The respective boards of directors of Sterling and First Advantage have unanimously approved the merger agreement and the transaction.

Upon the terms and subject to the conditions of the merger agreement, at the effective time of the transaction, each share of common stock, par value $0.01 per share, of Sterling (referred to as Sterling common stock) that you own immediately prior to the effective time of the transaction will be converted into the right to receive, at your election, and subject to proration in accordance with the merger agreement, as described below: (i) $16.73 per share in cash, without interest (referred to as the cash consideration); or (ii) 0.979 shares of common stock, par value $0.001 per share, of First Advantage (referred to as the First Advantage common stock, and such consideration, referred to as the stock consideration). The stock consideration and the cash consideration are referred to as the merger consideration. You may elect a different form of merger consideration for each share you own. You may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if you own more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. The stockholder election will be subject to a proration mechanism, such that the total number of shares of Sterling common stock entitled to receive the cash consideration will be equal to 72%, and the total number of shares of Sterling common stock entitled to receive the stock consideration will be equal to 28% of the aggregate number of shares of Sterling common stock issued and outstanding immediately prior to the effective time of the transaction. Sterling stockholders that do not make an election will be treated as having elected to receive the stock consideration and the cash consideration in accordance with and subject to the proration methodology in the merger agreement. For further information on the proration mechanism, please see the section titled “Questions and Answers—What will I receive for my shares if the transaction is completed?” beginning on page 2.

Based on the First Advantage stock price as of the close of trading on February 28, 2024 (the last full trading day before the public announcement of the transaction), the terms of the transaction represent (i) an implied value per share of Sterling common stock of $16.73 assuming a cash election and no proration, (ii) an implied value per share of Sterling common stock of $16.49 assuming a stock election and no proration, and (iii) a blended value per share of Sterling common stock of $16.66 assuming proration of 72% cash and 28% stock (based on the treatment of Sterling common stock, stock options and restricted stock units pursuant to the merger agreement). Such implied values or blended value, as applicable, represented a premium of (i) approximately 35%, 33% and 34%, respectively, to the closing price per share of Sterling common stock on February 28, 2024 (the last full trading day before the public announcement of the transaction) of $12.42 and (ii) approximately 26%, 24% and 25%, respectively, to the volume weighted average price per share of Sterling common stock on The Nasdaq Stock Market LLC for the 30 trading days up to, and including, February 28, 2024 of $13.30. The implied value of the stock consideration will fluctuate as the market price of First Advantage common stock fluctuates because the stock consideration is payable in a fixed number of shares of First Advantage common stock. As a result, the value of the stock consideration that Sterling stockholders will receive upon completion of the transaction could be greater than, less than or the same as the value of the stock consideration on the date of the accompanying information statement/prospectus or on the date on which Sterling stockholders make their election. Accordingly, you should obtain current stock price quotations for First Advantage common stock and Sterling common stock before making your election. First Advantage common stock and Sterling common stock trade on The Nasdaq Stock Market LLC under the symbols “FA” and “STER,” respectively. Based on the number of shares of First Advantage common stock and Sterling common stock outstanding on February 28, 2024, upon completion of the transaction, former Sterling stockholders will own approximately 16% and the current First Advantage stockholders will own approximately 84% of the outstanding First Advantage common stock.

At a meeting of the board of directors of Sterling (referred to as the Sterling board), the Sterling board unanimously adopted resolutions (i) declaring that the terms of the merger agreement and the transactions contemplated thereby, including the transaction, were fair to, and in the best interests of Sterling and its stockholders, (ii) declaring that entry into the merger agreement is advisable and in the best interests of Sterling and its stockholders, (iii) approving the execution, performance and delivery by Sterling of the merger agreement and the transactions contemplated thereby, including the transaction, upon the terms and subject to the conditions contained in the merger agreement, (iv) directing that the merger agreement be submitted to a vote of the holders of Sterling common stock by written consent in lieu of a meeting, and (v) recommending, on the terms and subject to the conditions contained in the merger agreement, that the Sterling stockholders vote to adopt the merger agreement.

The adoption of the merger agreement, and the transactions contemplated thereby, including the transaction, required the affirmative vote or written consent by holders of at least a majority of the outstanding shares of the Sterling common stock entitled to vote thereon. Contemporaneously and in connection with the execution of the merger agreement, on February 28, 2024, First Advantage and Sterling entered into a support agreement with Broad Street Principal Investments, L.L.C., Checkers Control Partnership, L.P. and Broad Street Control Advisors, L.L.C., each of which is advised by and affiliated with The Goldman Sachs Group, Inc. (referred to collectively as the Specified Stockholders). On February 28, 2024, following the execution of the merger agreement, and pursuant to the support agreement, the Specified Stockholders, which together on February 28, 2024 owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the aggregate voting power of the issued and outstanding shares of Sterling common stock, delivered a written consent approving and adopting in all respects the merger agreement and the transactions contemplated thereby, including the transaction, a copy of which has been attached to this information statement/prospectus as Annex D. In addition, on April 26, 2024, the Specified Stockholders delivered a written consent reapproving and readopting in all respects the merger agreement and the transactions contemplated thereby, including the transaction, and adopting the ratification of Sterling’s execution and delivery of the merger agreement (referred to, together with the February 28, 2024 written consent, as the written consent), a copy of which has been attached to this information statement/prospectus as Annex E. Accordingly, the execution and delivery of the written consent was sufficient to adopt the merger agreement and approve the transaction on behalf of Sterling stockholders and no further action by any Sterling stockholder is required under applicable law or the merger agreement (or otherwise) to adopt the merger agreement, and Sterling has not solicited and will not be soliciting your vote for or consent to the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement and will not call a stockholders’ meeting for purposes of voting on the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement. This notice and the accompanying information statement shall constitute notice to you from Sterling of the written consent contemplated by Section 228(e) of the General Corporation Law of the State of Delaware (referred to as the DGCL) and are being provided to you for informational purposes only. Sterling has not solicited and is not soliciting your adoption of the merger agreement or a proxy, and you are requested not to send us a proxy.

Under Section 262 of the DGCL, if the transaction is completed, subject to compliance with the requirements of Section 262 of the DGCL, stockholders and beneficial owners of Sterling common stock, other than the Specified Stockholders, will have the right to seek an appraisal for, and be paid the “fair value” in cash of, their shares of Sterling common stock (as determined by the Delaware Court of Chancery), together with interest, if any, on the amount determined to be fair value, instead of receiving the merger consideration. To exercise your appraisal rights, you must submit a written demand for an appraisal to Sterling no later than 20 days after the mailing of this information statement/prospectus, which mailing date is , 2024, and comply precisely with other procedures set forth in Section 262 of the DGCL, which are summarized in the accompanying information statement/prospectus. A copy of the full text of Section 262 of the DGCL is attached to the accompanying information statement/prospectus as Annex H. This notice and the accompanying information statement/prospectus shall constitute notice to you from Sterling of the availability of appraisal rights under Section 262 of the DGCL in connection with the transaction. For further information about appraisal rights, please see the section titled “Appraisal Rights” beginning on page 157.

Please carefully read the entirety of the accompanying information statement/prospectus, including the risk factors set forth in the section titled “Risk Factors” beginning on page 23, for a discussion of the risks relating to the transaction, and the annexes and documents incorporated by reference.

On behalf of the Sterling board, thank you for your continued support.

Sincerely,

Joshua Peirez

Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION OR OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING INFORMATION STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT UNDER THE ACCOMPANYING INFORMATION STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ACCOMPANYING INFORMATION STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The accompanying information statement/prospectus is dated , 2024 and is first being mailed to Sterling stockholders on or about    , 2024.

ADDITIONAL INFORMATION

This information statement/prospectus incorporates important information about First Advantage and Sterling from other documents that First Advantage and Sterling have filed with the U.S. Securities and Exchange Commission (referred to as the SEC) and that are contained in or incorporated by reference into this information statement/prospectus. For a listing of documents incorporated by reference into this information statement/prospectus, please see the section titled “Where You Can Find More Information”. This information is available for you to review on the SEC’s website at www.sec.gov.

You can obtain copies of this information statement/prospectus and the documents incorporated by reference into this information statement/prospectus without charge upon your written or oral request at the following addresses and telephone numbers:

For Information Regarding First Advantage:	For Information Regarding Sterling:

First Advantage Corporation 1 Concourse Parkway NE, Suite 200 Atlanta, Georgia 30328 (888) 314-9761 Attention: Investor Relations	Sterling Check Corp. 6150 Oak Tree Boulevard, Suite 490 Independence, Ohio 44131 (800) 853-3228 Attention: Investor Relations

If you request any such documents, First Advantage or Sterling, as applicable, will mail them to you by first class mail, or another equally prompt means, after receipt of your request. To receive timely delivery of the documents, your request must be received by no later than    , 2024.

In addition, you may obtain copies of documents filed by First Advantage with the SEC by accessing First Advantage’s website at https://investors.fadv.com. You may also obtain copies of documents filed by Sterling with the SEC by accessing Sterling’s website at http://investor.sterlingcheck.com. We are not incorporating the contents of the websites of the SEC, First Advantage, Sterling or any other entity into this information statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this information statement/prospectus at these websites only for your convenience.

ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

This information statement/prospectus, which forms part of a registration statement on Form S-4 (Registration No. 333-278992) filed with the SEC by First Advantage Corporation (referred to as First Advantage), constitutes a prospectus of First Advantage under Section 5 the Securities Act of 1933, as amended (referred to as the Securities Act), with respect to the First Advantage common stock to be issued to stockholders of Sterling Check Corp. (referred to as Sterling) pursuant to the merger agreement referred to in this information statement/prospectus (other than such shares of First Advantage common stock that are expected to be beneficially owned by the Specified Stockholders). This information statement/prospectus also constitutes an information statement for Sterling under Rule 14c-2 of the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act).

You should rely only on the information contained in or incorporated by reference into this information statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this information statement/prospectus. This information statement/prospectus is dated    , 2024, and you should assume that the information contained in this information statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this information statement/prospectus is accurate only as of the date of such information.

This information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this information statement/prospectus regarding First Advantage has been provided by First Advantage, and information contained in this information statement/prospectus regarding Sterling has been provided by Sterling.

i

ANNEXES

ii

QUESTIONS AND ANSWERS

The following questions and answers are intended to briefly address some commonly asked questions regarding the transaction and the merger agreement. These questions and answers may not address all questions that may be important to you as a Sterling stockholder. For additional information, please see the section titled “Summary” and the more detailed information contained elsewhere in this information statement/prospectus, the annexes to this information statement/prospectus and the documents referred to in this information statement/prospectus, which you should read carefully and in their entirety. You may obtain the information incorporated by reference into this information statement/prospectus without charge by following the instructions under the section titled “Where You Can Find More Information”.

Q:	Why am I receiving this information statement/prospectus?

A:

On February 28, 2024, First Advantage, Sterling and Starter Merger Sub, Inc., an indirect, wholly-owned subsidiary of First Advantage (referred to as Merger Sub), entered into an agreement and plan of merger (referred to as the merger agreement) pursuant to which Sterling has agreed to be acquired by First Advantage. If the closing conditions under the merger agreement are satisfied or waived, Merger Sub will merge with and into Sterling (referred to as the transaction), with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage. The transactions contemplated by the merger agreement are referred to as the transaction.

Applicable laws and securities regulations require Sterling to provide you with notice that, on February 28, 2024, Broad Street Principal Investments, L.L.C., Checkers Control Partnership, L.P. and Broad Street Control Advisors, L.L.C. (referred to collectively as the Specified Stockholders) duly executed and validly delivered to Sterling a written consent to adopt the merger agreement and approve the transactions contemplated thereby, including the transaction, a copy of which has been attached to this information statement/prospectus as Annex D, and on April 26, 2024, the Specified Stockholders duly executed and validly delivered to Sterling a written consent readopting the merger agreement and reapproving the transactions contemplated thereby, including the transaction, and adopting the ratification of Sterling’s execution and delivery of the merger agreement (referred to, together with the February 28, 2024 written consent, as the written consent), a copy of which has been attached to this information statement/prospectus as Annex E, as well as other information regarding the transaction, even though your vote or consent is neither required nor requested to adopt the merger agreement or complete the transaction. This information statement/prospectus also constitutes notice to you of the availability of appraisal rights in connection with the transaction under Section 262 of the General Corporation Law of the State of the Delaware (referred to as the DGCL), a copy of which is attached to this information statement/prospectus as Annex H. This document constitutes both an information statement of Sterling and a prospectus of First Advantage. It is an information statement because Sterling is required to provide its stockholders with notice of the written consent delivered by the Specified Stockholders. It is a prospectus because First Advantage will issue shares of First Advantage common stock to stockholders of Sterling (other than the Specified Stockholders) in exchange for shares of Sterling common stock in the transaction if the transaction is completed.

Please note that the delivery of the written consent is sufficient to adopt the merger agreement and approve the transactions contemplated thereby, including the transaction, on behalf of stockholders of Sterling. You are not being asked for a proxy, and you are requested not to send a proxy.

Q:	What is the transaction and what effects will it have on Sterling?

A:

Sterling has agreed to be acquired by First Advantage under the terms of the merger agreement, a copy of which is attached to this information statement/prospectus as Annex A. If the closing conditions under the merger agreement are satisfied or waived, Merger Sub will merge with and into Sterling, with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage and will cease to be an independent publicly traded company.

Q:	Did the Sterling board of directors approve the merger agreement?

A:

Yes. After careful consideration, the Sterling board of directors unanimously (i) determined that the terms of the merger agreement and the transactions contemplated thereby, including the transaction, are fair to, and in the best interests of, Sterling and its stockholders, (ii) determined that it is in the best interests of Sterling and its stockholders, and declared it advisable, to enter into the merger agreement, (iii) approved the execution and delivery by Sterling of the merger agreement, the performance by Sterling of its covenants and agreements contained in the merger agreement and the completion of the transactions contemplated by the merger agreement, including the transaction, upon the terms and subject to the conditions contained in the merger agreement, (iv) directed that the merger agreement be submitted to Sterling’s stockholders for adoption by written consent in lieu of a meeting and (v) recommended, on the terms and subject to the conditions contained in the merger agreement, that the Sterling stockholders vote to adopt the merger agreement. For a discussion of the factors the Sterling board of directors considered in determining to approve and recommend the merger agreement, please see the section titled “Sterling’s Reasons for the transaction”.

Q:	Why am I not being asked to vote on the transaction?

A:

Under Delaware law and Sterling’s organizational documents, adoption of the merger agreement by Sterling’s stockholders required the affirmative vote of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote thereon. The Sterling organizational documents permit, at any time when the Specified Stockholders hold a majority of the voting power of the Sterling common stock entitled to vote generally in an election of directors, any action that is required or permitted to be taken at any annual meeting or special meeting of Sterling’s stockholders may be taken without a meeting if a written consent is signed by the holders of outstanding shares of Sterling common stock holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The requisite Sterling stockholder approval was obtained following the execution of the merger agreement on February 28, 2024, when the written consent was delivered to Sterling by the Specified Stockholders, which owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the issued and outstanding shares of Sterling common stock on that date. Therefore, your vote is not required and is not being sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

Q:	What will I receive for my shares if the transaction is completed?

A:

At the effective time of the transaction (referred to as the effective time), you will be entitled to receive, at your election and subject to proration, for each share of Sterling common stock that you hold (i) $16.73 in cash, without interest (referred to as the cash consideration) or (ii) 0.979 shares of First Advantage common stock (referred to as the stock consideration and, together with the cash consideration, the merger consideration). You will receive cash in lieu of any fractional shares of First Advantage common stock that you would otherwise be entitled to receive.

You may elect a different form of merger consideration for each share you own. You may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if you own more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. Whether you receive your elected merger consideration will depend on the election of other Sterling stockholders and the proration mechanism. The impact of the proration of the merger consideration on each stockholder will not be known until immediately prior to or following the effective time. At such time, the merger consideration is subject to proration so that, in the aggregate, 72% of Sterling common stock issued and outstanding as of immediately prior to the effective time will be converted into the right to receive cash consideration and 28% of Sterling common stock issued and outstanding as of immediately prior to the effective time will be converted into the right to receive stock consideration. Sterling stockholders who do not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with and subject to the proration methodology in the merger agreement. On February 28, 2024, in connection with delivering the written consent to Sterling, the Specified Stockholders made an election to receive the cash consideration with respect to all of the shares of Sterling common stock held by them.

For example, if you elect to receive solely the cash consideration or solely the stock consideration, and all other Sterling stockholders make the same election, the consideration you receive will vary to the maximum extent possible compared to your original election. In such instance, you would receive the cash consideration in exchange for 72% of your shares of Sterling common stock and the stock consideration in exchange for 28% of your shares of Sterling common stock. The following examples illustrate the proration mechanism in the case of an oversubscription of either the cash consideration or the stock consideration (both if you elect solely the oversubscribed form of merger consideration and if you elect a combination of the cash consideration and the stock consideration). Note that for illustrative purposes, the following examples do not round shares to the nearest whole number.

•

If you own 100 shares of Sterling common stock and elect to receive solely the cash consideration, and holders of 80% of the outstanding shares of Sterling common stock elect to receive cash in respect of such shares, holders of 15% of the outstanding shares of Sterling common stock elect to receive First Advantage common stock in respect of such shares and holders of 5% of the outstanding shares of Sterling common stock do not make an election in respect of those shares, you will receive cash in exchange for 90 of your shares of Sterling common stock and First Advantage common stock in exchange for 10 of your shares of Sterling common stock.

•

If you own 100 shares of Sterling common stock and elect to receive solely the stock consideration, and holders of 80% of the outstanding shares of Sterling common stock elect to receive First Advantage common stock in respect of such shares, holders of 15% of the outstanding shares of Sterling common stock elect to receive cash in respect of such shares and holders of 5% of the outstanding shares of Sterling common stock do not make an election in respect of those shares, you will receive cash in exchange for approximately 65 of your shares of Sterling common stock and First Advantage common stock in exchange for approximately 35 of your shares of Sterling common stock.

•

If you own 100 shares of Sterling common stock and elect to receive the cash consideration for 55 shares and the stock consideration for 45 shares, and holders of 80% of the outstanding shares of Sterling common stock elect to receive cash in respect of such shares, holders of 15% of the outstanding shares of Sterling common stock elect to receive First Advantage common stock in respect of such shares and holders of 5% of the outstanding shares of Sterling common stock do not make an election in respect of those shares, you will receive cash in exchange for 49.5 of your shares of Sterling common stock and First Advantage common stock in exchange for 50.5 of your shares of Sterling common stock.

•

If you own 100 shares of Sterling common stock and elect to receive the cash consideration for 45 shares and the stock consideration for 55 shares, and holders of 80% of the outstanding shares of Sterling common stock elect to receive First Advantage common stock in respect of such shares, holders of 15% of the outstanding shares of Sterling common stock elect to receive cash in respect of such shares and holders of 5% of the outstanding shares of Sterling common stock do not make an election in respect of such shares, you will receive cash in exchange for approximately 80.75 of your shares of Sterling common stock and First Advantage common stock in exchange for approximately 19.25 of your shares of Sterling common stock.

On February 28, 2024 (the last full trading day before the public announcement of the transaction), the closing stock price per share of First Advantage common stock was $16.84, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.49 per share. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

On May 28, 2024 (the most recent practicable date prior to the date of this information statement/prospectus), the closing stock price per share of First Advantage common stock was $16.85, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.50 per share. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

The implied value of the stock consideration will fluctuate as the market price of First Advantage common stock fluctuates because the stock consideration is payable in a fixed number of shares of First Advantage common stock. As a result, the value of the stock consideration that Sterling stockholders will receive upon completion of the transaction could be greater than, less than or the same as the value of the stock consideration on the date of this information statement/prospectus or on the date on which Sterling stockholders make their election. Accordingly, you should obtain current stock price quotations for First Advantage common stock and Sterling common stock before making your election. First Advantage common stock trades on The Nasdaq Stock Market LLC under the symbol “FA” and Sterling common stock trades on The Nasdaq Stock Market LLC under the symbol “STER”.

For additional information regarding the consideration to be received in the transaction, please see the section titled “The Transaction—Merger Consideration”.

Q:	What will I receive for my shares of restricted stock, stock options or restricted stock units if the transaction is completed?

A:

If you hold Sterling common stock that is subject to a Sterling restricted stock award, at the effective time, you will be entitled to receive the merger consideration, subject to your election and the proration mechanism, for each share of Sterling common stock that is subject to a Sterling restricted stock award that you hold. The merger consideration will be subject to vesting conditions, as described below.

If you hold options to purchase Sterling common stock (referred to as Sterling stock options), at the effective time, each outstanding Sterling stock option will be canceled, and you will be entitled to receive the merger consideration, subject to your election and the proration mechanism, with respect to each net option stock (as defined below in the section titled “The Merger Agreement—Treatment of Sterling Equity Awards”) associated with any such Sterling stock option that is in-the-money (i.e., has an exercise price per share that is less than the per share cash consideration), whether vested or unvested. Any of your Sterling stock options that are out-of-the-money (i.e., has an exercise price per share that is equal to or greater than the per share cash consideration), whether vested or unvested, will be canceled for no consideration. The merger consideration payable with respect to net option stock attributable to vested, in-the-money Sterling stock options will be subject to reduction for any applicable tax withholding. Such merger consideration payable with respect to net option stock attributable to unvested in-the-money Sterling stock options will also be subject to vesting conditions, as described below.

If you hold Sterling restricted stock unit awards (referred to as Sterling RSU awards), at the effective time, each of your outstanding Sterling RSU awards will be canceled and you will be entitled to receive the merger consideration, subject to your election and the proration mechanism, with respect to each restricted stock unit (referred to as an RSU) subject to such Sterling RSU award. The merger consideration will be subject to vesting conditions, as described below.

In each case, you will receive cash in lieu of any fractional shares of First Advantage common stock that you would otherwise be entitled to receive.

You may elect a different form of merger consideration for each Sterling restricted stock award, Sterling net option stock or Sterling RSU you hold. You may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if you hold more than one Sterling restricted stock award, in-the-money Sterling net option stock or Sterling RSU award (collectively referred to as Sterling equity awards), or a combination thereof, a combination of the cash consideration for a selected number of Sterling equity awards you hold and the stock consideration for the remaining number of Sterling equity awards you hold. Whether you receive your elected merger consideration will depend on the elections of other Sterling stockholders and equity award holders and the proration mechanism. The proration of the merger consideration will not be known until immediately prior to or following the effective time. Except as otherwise described in the next five paragraphs, Sterling equity award holders who do not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with and subject to the proration methodology in the merger agreement. On February 28, 2024, in connection with delivering the written consent to Sterling, the Specified Stockholders made an election to receive the cash consideration with respect to all of the shares of Sterling common stock held by them.

If you are a holder of (i) any shares of net option stock attributable to unvested in-the-money Sterling stock options and reside in a jurisdiction where restricted stock is taxed only on vesting or settlement (and not on issuance) or (ii) Sterling common stock subject to a Sterling restricted stock award, you will receive the stock consideration pursuant to a restricted stock award agreement for First Advantage common stock. The stock consideration you receive will be subject to the same terms and conditions (including any accelerated vesting) as applied to such shares of net option stock or restricted Sterling common stock, as applicable, that you held.

If you are a holder of (i) any shares of net option stock attributable to unvested in-the-money Sterling stock options and reside in a jurisdiction where restricted stock is taxed on issuance or (ii) a Sterling RSU award, the stock consideration will be issued to you as an RSU over First Advantage common stock, pursuant to an RSU award agreement. Such RSUs will be subject to the same terms and conditions (including any accelerated vesting) as applied to such shares of net option stock or Sterling RSUs, as applicable, that you held.

If you are a holder of (i) any shares of net option stock attributable to unvested in-the-money Sterling stock options, (ii) a Sterling RSU award or (iii) any share of Sterling common stock subject to a Sterling restricted stock award, any cash consideration you receive will be deferred and paid to you on the regularly scheduled future vesting dates of the applicable award, subject to the same terms and conditions (including any accelerated vesting) as applied to the shares of net option stock, Sterling RSU award or restricted Sterling common stock, as applicable, that you held.

Notwithstanding the above, if you are a non-U.S. Holder (as defined in section titled “The Transaction—Material U.S. Federal Income Tax Consequences”) of Sterling restricted stock, in-the-money Sterling stock options or Sterling RSU awards and First Advantage determines in its reasonable discretion that it is impracticable or overly burdensome to provide you with the cash election or stock election, First Advantage will notify you as to whether your Sterling restricted stock, net option stock or Sterling RSU award will be converted wholly into cash awards or restricted shares of First Advantage common stock (or RSUs that will settle in First Advantage common stock).

The number of shares of “net option stock” subject to an in-the-money Sterling stock option is that number of shares of Sterling common stock having a value equal to the percentage of the aggregate spread value (as defined below in the section titled “The Merger Agreement—Treatment of Sterling Equity Awards”) of such Sterling stock option.

If you are a non-employee director and, at the effective time, you hold Sterling common stock that is subject to a Sterling restricted stock award, the vesting of such Sterling restricted stock award will fully accelerate at the effective time.

Q:	What happens if I am eligible to receive a fraction of a share of First Advantage common stock as part of the stock consideration?

A:

If the aggregate number of shares of First Advantage common stock that you are entitled to receive as part of the stock consideration otherwise would include a fraction of a share of First Advantage common stock, you will receive cash in lieu of that fractional share. For additional information regarding the consideration to be received in respect of fractional shares, please see the section titled “The Transaction—Exchange of Shares; Elections as to Form of Consideration”.

Q:	Do any of the directors or executive officers of Sterling have interests in the transaction that may differ from or be in addition to the interests of Sterling stockholders?

A:

Yes. Some of the directors and executive officers of Sterling have interests in the transaction that may be different from, or in addition to, the interests of Sterling stockholders generally. The members of the Sterling board of directors were aware of and considered these interests, among other matters, in deciding to recommend and approve, respectively, the terms of the merger agreement and the transaction. For a further discussion of these interests, please see “The Transaction—Interests of Sterling’s Directors and Executive Officers in the Transaction”.

Q:	How and when do I make my merger consideration election?

A:

Each holder of record of shares of Sterling common stock and Sterling common stock equivalents will receive an election form after distribution of this information statement/prospectus. Such holders will make their cash and/or stock election by properly completing, signing and returning the election form. In addition, if such holders hold stock certificates representing Sterling common stock, they must return their stock certificates (or guaranty of delivery of such certificates) to the exchange agent in connection with the transaction. If such holders do not send in the election form (with such stock certificates, if applicable) by the election deadline, they will be treated as though they had not made an election. Carefully review and follow the instructions accompanying the election form. If you own Sterling common stock in “street name” through a bank, brokerage firm or other nominee and you wish to make an election, you should follow the instructions provided by your bank, brokerage firm or other nominee when making your election.

The election deadline is expected to be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date that is five business days prior to First Advantage’s good faith estimate of the closing date, or such other date as may be mutually agreed to by the parties. First Advantage and Sterling will publicly announce the election deadline at least three business days prior to the election deadline.

For additional information regarding the election procedures, please see the section titled “The Transaction—Exchange of Shares; Elections as to Form of Consideration”.

Q:	What do I do if I want to revoke my election?

A:

You may change or revoke your election at any time during the election period, by written notice to the exchange agent prior to the election deadline or by withdrawal of your Sterling stock certificates (or of the guarantee of delivery of such stock certificates), if applicable, previously deposited with the exchange agent prior to the election deadline. The Specified Stockholders have agreed that the election made by them on February 28, 2024, in connection with delivering the written consent to Sterling, to receive the cash consideration with respect to all of the shares of Sterling common stock held by them, is an irrevocable election.

Q:	What happens if I do not make a valid merger consideration election?

A:

If you do not properly complete, sign and return the election form by the election deadline, your shares of Sterling common stock will be considered “non-election” shares and will be converted into the right to receive the cash consideration or the stock consideration in accordance with and subject to the allocation procedures specified in the merger agreement. Generally, in the event one form of merger consideration (i.e., cash or shares of First Advantage common stock) is undersubscribed in comparison with the merger consideration to be issued as a result of the proration mechanism specified in the merger agreement (referred to as the undersubscribed consideration), “non-election” shares will be allocated the undersubscribed consideration, subject to the proration and adjustment procedures.

Q:	If I make a valid merger consideration election, could I receive a form of merger consideration that I did not elect to receive?

A:

If, after the “non-election” shares have been allocated any undersubscribed consideration, there still remains undersubscribed consideration, then shares of Sterling common stock electing the oversubscribed form of merger consideration will be allocated the undersubscribed consideration pursuant to the proration and adjustment procedures. Accordingly, there is no guarantee that you will receive your elected form of merger consideration for all of your shares of Sterling common stock. In the event proration is necessary, electing shares will be allocated the undersubscribed consideration only after the undersubscribed consideration is allocated to “non-election” shares.

Q:	How will I receive the merger consideration to which I am entitled?

A:

After receiving the proper documentation from you, following the completion of the transaction, the exchange agent will provide to you the cash consideration and/or stock consideration to which you are entitled. For additional information regarding the documentation you are required to deliver to the exchange agent, please see the section titled “The Merger Agreement—Exchange and Payment Procedures”.

Q:	What happens if I sell my shares before completion of the transaction?

A:

If you transfer your shares of Sterling common stock before completion of the transaction, you will have transferred the right to receive the merger consideration and lose your appraisal rights. In order to receive the merger consideration or exercise appraisal rights, you must hold (or beneficially own, as the case may be) your shares through the effective time.

Q:	How do I surrender my non-certificated shares of Sterling common stock held by Sterling’s transfer agent, Equiniti Trust Co. (formerly American Stock Transfer & Trust Company)?

A:

First Advantage will direct the exchange agent to mail to each holder of record of shares of Sterling common stock an election form, which will contain instructions to effect the surrender of such shares in exchange for the merger consideration. Upon the exchange agent’s receipt of a properly completed and signed election form, the holder of such shares will be entitled to receive the merger consideration in exchange for each share of Sterling common stock and such surrendered share will be canceled.

Q:	What will happen to Sterling as a result of the transaction?

A:

If the transaction is completed, Sterling, as the surviving corporation of the merger with Merger Sub, will become an indirect, wholly-owned subsidiary of First Advantage as a result of the transaction. As a result of the transaction, Sterling will no longer be a publicly held company and Sterling common stock will be delisted from The Nasdaq Stock Market LLC and deregistered under the Exchange Act.

Q:	What equity stake will Sterling stockholders hold in First Advantage?

A:

Based on the number of shares of Sterling common stock outstanding as of May 2, 2024, and the number of shares of First Advantage common stock outstanding as of May 3, 2024, it is expected that, immediately after completion of the transaction, former Sterling stockholders will own approximately 16% of the outstanding shares of First Advantage common stock.

Q:	Will there be any change to the First Advantage board of directors or management after the completion of the transaction?

A:

Yes. Pursuant to the merger agreement, Joshua Peirez, Sterling’s Chief Executive Officer and a member of the Sterling board of directors, will be offered a position on First Advantage’s board of directors, effective at the effective time and on terms and conditions determined by First Advantage, to serve in such class of directors as First Advantage shall determine prior to the effective time, subject to Mr. Peirez’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the effective time.

Q:	Will the First Advantage common stock received at the time of completion of the transaction be traded on an exchange?

A:

Yes. It is a condition to completion of the transaction that the shares of First Advantage common stock to be issued to Sterling stockholders in the transaction be approved for listing on The Nasdaq Stock Market LLC, subject to official notice of issuance.

Q:	What conditions must be satisfied to complete the transaction?

A:

The respective obligations of First Advantage and Sterling to complete the transaction are subject to the satisfaction or waiver of a number of conditions, including (i) any waiting period applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the HSR Act) having expired or having been terminated and any other required approvals, consents or clearances under the antitrust and foreign direct investment laws of certain foreign jurisdictions having been obtained, (ii) the approval for listing on The Nasdaq Stock Market, LLC of the First Advantage common stock to be issued in connection with the transaction and (iii) the registration statement on Form S-4, of which this information statement/prospectus forms a part, becoming effective under the Securities Act and not being the subject of any stop order or any proceedings by the SEC seeking a stop order. For additional information regarding the merger agreement and its terms and conditions, please see the section titled “The Merger Agreement—Conditions to the Transaction”.

Q:	When is the transaction expected to be completed?

A:

First Advantage and Sterling currently expect the transaction to be completed in approximately the fourth quarter of 2024, subject to the expiration or termination of the waiting period (and any extensions thereof) applicable to the transaction under the HSR Act, the receipt of the clearances and approvals applicable to the transaction under the antitrust and foreign direct investment laws of certain foreign jurisdictions and the satisfaction or waiver of the other closing conditions contained in the merger agreement. However, First Advantage and Sterling cannot predict the actual date on which the transaction will be completed because completion is subject to conditions beyond their control, and it is possible that such conditions could result in the transaction being completed earlier or later than expected or not being completed at all. For additional information regarding when the transaction is expected to be completed, please see the sections titled “The Transaction—Regulatory Clearances and Approvals Required for the Transaction” and “The Merger Agreement—Conditions to the Transaction”.

Q:	Should I send in my Sterling stock certificates now?

A:

No. If you hold Sterling stock certificates, you should submit them with your election form. If a Sterling stockholder who holds Sterling common stock in certificated form does not submit its, his or her stock certificate(s) with the election form, such Sterling stockholder will be sent materials after the transaction closes to effect the exchange of such stockholder’s Sterling common stock for the merger consideration. For additional information regarding how to submit your Sterling stock certificates, please see the section titled “The Merger Agreement—Exchange and Payment Procedures”.

Q:	What happens if the transaction is not completed?

A:

If, for any reason, the transaction is not completed, Sterling stockholders will not receive any payment for their shares of Sterling common stock in connection with the transaction. In this event, Sterling will remain a publicly traded company, and shares of Sterling common stock will continue to be traded on The Nasdaq Stock Market LLC.

Q:	What are the expected U.S. federal income tax consequences of the transaction for holders of Sterling common stock?

A:

The exchange of Sterling common stock for First Advantage common stock and cash (including cash received in lieu of a fractional share of First Advantage common stock) in the transaction generally will be a taxable transaction for U.S. Holders for U.S. federal income tax purposes and may also be taxable under state and local and other tax laws.

For a more complete summary of the material U.S. federal income tax consequences of the transaction, please read the section titled “The Transaction—Material U.S. Federal Income Tax Consequences”. The tax consequences to a particular holder of Sterling common stock will depend on such holder’s particular circumstances. All Sterling stockholders should consult their own tax advisors regarding the U.S. federal income tax consequences of the transaction to them, as well as tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Q:	Do Sterling stockholders have appraisal rights?

A:

Yes. Sterling stockholders and beneficial owners are entitled to appraisal rights under Section 262 of the DGCL in connection with the transaction, if they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For additional information regarding appraisal rights, please see the section titled “Appraisal Rights”. In addition, a copy of Section 262 of the DGCL is attached to this information statement/prospectus as Annex H. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to exercise, appraisal rights.

Q:	Are there any important risks about the transaction, or the businesses of First Advantage and Sterling of which I should be aware?

A:	Yes, there are risks involved. You are encouraged to carefully read in its entirety the section titled “Risk Factors”.

Q:	How can I find more information about First Advantage and Sterling?

A:	You can find additional information about First Advantage and Sterling from various sources described in the section titled “Where You Can Find More Information”.

Q:	Who can answer any questions I may have about the transaction or this information statement/prospectus?

A:	If you have any questions about the transaction or this information statement/prospectus or would like additional copies of this information statement/prospectus, you should contact:

Sterling Check Corp.

6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

(800) 853-3228

Attention: Investor Relations

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this information statement/prospectus and the documents incorporated by reference into this information statement/prospectus, and may not contain all the information that may be important to you. To understand the transaction more fully and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire information statement/prospectus, including the annexes, and the documents to which First Advantage and Sterling refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. For additional information, please see the section titled “Where You Can Find More Information” beginning on page 165.

The Parties (see pages 36 and 37)

Sterling Check Corp.

Sterling Check Corp., a Delaware corporation (referred to as Sterling), is a leading global provider of technology-enabled background and identity verification services. Sterling offers a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Sterling’s services are generally delivered through its purpose-built, proprietary, cloud-based technology platform that empowers organizations with real-time and data-driven insights to conduct and manage their employment screening programs efficiently and effectively. Sterling common stock trades on The Nasdaq Stock Market LLC under the symbol “STER”. The corporate headquarters of Sterling are located at 6150 Oak Tree Boulevard, Suite 490, Independence, Ohio 44131, and its telephone number is (800) 853-3228.

First Advantage Corporation

First Advantage Corporation, a Delaware corporation (referred to as First Advantage), is a leading provider of employment background screening, identity, and verification solutions. First Advantage delivers innovative services and insights that help its customers manage risk and hire the best talent. Enabled by its proprietary technology, First Advantage helps companies protect their brands and provide safer environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers. First Advantage common stock trades on The Nasdaq Stock Market LLC under the symbol “FA”. The principal executive offices of First Advantage are located at 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328, and its telephone number is (888) 314-9761.

Starter Merger Sub, Inc.

Starter Merger Sub, Inc., a Delaware corporation (referred to as Merger Sub), is an indirect, wholly-owned subsidiary of First Advantage. Merger Sub was formed by First Advantage solely in contemplation of the transaction, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. The principal executive offices of Merger Sub are located at c/o First Advantage Inc., 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328, and its telephone number is (888) 314-9761.

The Merger Agreement (see pages 83 and A-1)

The terms and conditions of the transaction are contained in the merger agreement, a copy of which is attached as Annex A to this information statement/prospectus. Sterling encourages you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the transaction.

The merger agreement provides that First Advantage will indirectly acquire Sterling with Sterling becoming an indirect, wholly-owned subsidiary of First Advantage. Upon the terms and subject to the conditions set forth in the merger agreement and in accordance with Delaware law, Merger Sub will merge with and into Sterling (referred to as the transaction), with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage.

At the effective time of the transaction, each share of Sterling common stock issued and outstanding immediately prior to the effective time of the transaction will be converted into the right to receive, at the election of the holder of such share and subject to proration: (i) $16.73 per share in cash, without interest (referred to as the cash consideration); or (ii) 0.979 shares of First Advantage common stock (referred to as the stock consideration). At the effective time of the transaction, each share of Sterling common stock equivalent will be converted into the right to receive, at the election of the holder of such share and subject to proration, cash consideration or stock consideration.

For additional information regarding the effects of the transaction, please see the section titled “The Merger Agreement—Effects of the Transaction” beginning on page 84.

Merger Consideration (see page 38)

At the effective time of the transaction, each issued and outstanding share of Sterling common stock (other than shares (i) owned or held in treasury by Sterling or owned by Parent or Merger Sub (referred to as canceled shares), (ii) owned by stockholders that have validly made a demand for appraisal and not validly withdrawn such demand or otherwise lost their rights of appraisal with respect to such shares pursuant to Section 262 of the DGCL (referred to as dissenting shares) and (iii) owned by any wholly-owned subsidiary of Sterling (referred to as excluded shares)) will be converted into the right to receive, at the election of the holder of such share and subject to proration, $16.73 in cash, without interest, or 0.979 of a share of First Advantage common stock. No fractional shares of First Advantage common stock will be issued in the transaction, and holders of Sterling common stock will instead receive cash in lieu of fractional shares of First Advantage common stock.

The merger consideration is subject to proration so that 72% of Sterling common stock issued and outstanding immediately prior to the effective time of the transaction will be converted into cash consideration and 28% will be converted into stock consideration. A holder of Sterling common stock may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if the holder of Sterling common stock owns more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. The election will be subject to the election of other holders of Sterling common stock and a proration. A holder of Sterling common stock who does not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with the proration methodology in the merger agreement, which is described in the section titled “The Merger Agreement—Effects of the Transaction—Proration and Allocation of Merger Consideration” beginning on page 85.

On February 28, 2024 (the last full trading day before the announcement of the transaction), the closing stock price per share of First Advantage common stock was $16.84, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.49 per share. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

On May 28, 2024 (the most recent practicable date prior to the date of this information statement/prospectus), the closing price per share of First Advantage common stock was $16.85, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.50 per share. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

The implied value of the stock consideration will fluctuate, however, as the market price of First Advantage common stock fluctuates because the stock consideration is payable in a fixed number of shares of First Advantage common stock. As a result, the value of the stock consideration that Sterling stockholders will receive upon completion of the transaction could be greater than, less than or the same as the value of the stock consideration on the date of this information statement/prospectus or on the date on which Sterling stockholders make their election. Accordingly, First Advantage and Sterling encourage you to obtain current stock price quotations for First Advantage common stock and Sterling common stock before making your election. First Advantage common stock trades on The Nasdaq Stock Market LLC under the symbol “FA” and Sterling common stock trades on The Nasdaq Stock Market LLC under the symbol “STER”.

Sterling’s Reasons for the Transaction; Recommendation of the Sterling Board of Directors (see page 51)

At its February 28, 2024 meeting held to evaluate the transaction, the Sterling board of directors unanimously (i) determined that the terms of the merger agreement and the transactions contemplated thereby, including the transaction, are fair to, and in the best interests of, Sterling and the Sterling stockholders, (ii) determined that it is in the best interests of Sterling and the Sterling stockholders, and declared it advisable, to enter into the merger agreement, (iii) approved the execution and delivery by Sterling of the merger agreement, the performance by Sterling of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the transaction, upon the terms and subject to the conditions contained in the merger agreement, (iv) directed that the merger agreement be submitted to the holders of Sterling common stock for adoption by written consent in lieu of a meeting, and (v) recommended, on the terms and subject to the conditions contained in the merger agreement, that the Sterling stockholders vote to adopt the merger agreement.

Please also see the notice regarding ratification under Section 204 of the DGCL in the section titled “Notice Regarding Ratification Under Section 204 of the Delaware General Corporation Law”.

First Advantage’s Reasons for the Transaction (see page 56)

The board of directors of First Advantage considered a number of factors in making its determination to approve the transaction. These factors include the view of the First Advantage board of directors that the transaction is expected to:

•

extend First Advantage’s high-quality and cost-effective background screening, identity, and verification technology products and solutions for the benefit of the combined company’s customers across industries and geographies;

•

accelerate investment in innovation and new technology solutions, including artificial intelligence-driven automation and next-generation digital identification technologies, for enhanced customer and applicant experience, fueling growth of the combined company and mitigating cost increases from key data vendors;

•

drive attractive total stockholder return outlook, including at least $50 million in run-rate synergies, implying immediate double-digit earnings per share accretion on a run-rate synergy basis and accelerated earnings growth potential from topline development, synergies, and deleveraging; and

•	diversify revenue across customer segments, industries, and geographies, reducing seasonality and improving resource planning and operational efficiency.

Required Stockholder Approval for the Transaction (see page 57)

Under Delaware law and Sterling’s organizational documents, the adoption of the merger agreement required the affirmative vote or written consent of the holders of a majority of the outstanding shares of Sterling common stock entitled to vote thereon. As of February 28, 2024, the record date for determining stockholders of Sterling entitled to vote on or consent to the adoption of the merger agreement, there were 93,154,066 shares of Sterling common stock outstanding. Holders of Sterling common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including adoption of the merger agreement.

On February 28, 2024, following the execution of the merger agreement, the Specified Stockholders, which owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the issued and outstanding shares of Sterling common stock delivered the written consent to Sterling in accordance with Section 228 of the DGCL. In addition, on April 26, 2024, the Specified Stockholders delivered a written consent to Sterling in accordance with Section 228 of the DGCL readopting the merger agreement and adopting the ratification of Sterling’s execution and delivery of the merger agreement. No further action by any other holder of Sterling common stock is required under applicable law or the merger agreement (or otherwise) in connection with the adoption of the merger agreement. As a result, Sterling has not solicited and is not soliciting your vote for the adoption of the merger agreement and will not call a stockholders’ meeting for purposes of voting on the adoption of the merger agreement. No further action by the Sterling stockholders is required to complete the transaction and all requisite corporate action by and on behalf of Merger Sub required to complete the transaction has been taken.

When actions are taken by the written consent of less than all of the stockholders entitled to vote on a matter, Delaware law requires prompt notice of the action be given to those stockholders who, as of the record date for the action by written consent, have not consented and who would have been entitled to notice of the meeting if the action had been taken at a meeting and the record date for the notice of the meeting were the record date for the action by written consent, which, in this case, is February 28, 2024 (in respect of the action by written consent adopting the merger agreement on February 28, 2024) and April 26, 2024 (in respect of the action by written consent readopting the merger agreement and adopting the ratification of Sterling’s execution and delivery of the merger agreement, on April 26, 2024). This information statement/prospectus and the notice attached hereto constitute notice to you from Sterling of the written consent as required by Delaware law.

Opinion of Sterling’s Financial Advisor (see page 61)

Sterling engaged Citigroup Global Markets Inc. (referred to as Citi) as a financial advisor in connection with the transaction. On February 28, 2024, Citi rendered its oral opinion to the Sterling board of directors (which was subsequently confirmed in writing by delivery of Citi’s written opinion addressed to the Sterling board of directors dated the same date) to the effect that, as of February 28, 2024, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the merger consideration to be received by the holders of Sterling common stock (other than First Advantage and its affiliates) in the transaction pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex G to this information statement/prospectus. The description of Citi’s opinion contained in this information statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion was directed to the Sterling board of directors, in its capacity as such, and addressed only the fairness, from a financial point of view and as of the date of such opinion, to the holders of Sterling common stock (other than First Advantage and its affiliates) of the merger consideration to be received by such holders in the transaction pursuant to the merger agreement. Citi’s opinion did not address any other terms, aspects or implications of the transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Sterling to effect or enter into the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction which Sterling might engage in or consider. Citi’s opinion did not address what the value of the First Advantage common stock actually will be when issued pursuant to the transaction or the prices at which Sterling common stock, First Advantage common stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or completion of the transaction. Citi’s opinion is not intended to be and does not constitute a recommendation as to how the Sterling board of directors or any stockholder should vote or act on any matters relating to the proposed merger or otherwise.

Interests of Sterling’s Directors and Executive Officers in the Transaction (see page 69)

Sterling’s directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Sterling stockholders more generally. The Sterling board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the consummation of the transaction, and in recommending that the Sterling stockholders adopt the merger agreement. These interests include, among others, the treatment of outstanding Sterling equity awards in connection with the transaction and certain potential severance payments in connection with the transaction and a qualifying termination of employment upon or following the transaction, as described in more detail in the section titled “The Transaction—Interests of Sterling’s Directors and Executive Officers in the Transaction” beginning on page 69.

Material U.S. Federal Income Tax Consequences (see page 76)

The exchange of Sterling common stock for First Advantage common stock and cash (including cash received in lieu of a fractional share of First Advantage common stock) in the transaction generally will be a taxable transaction for U.S. Holders for U.S. federal income tax purposes and may also be taxable under state and local and other tax laws. However, a non-U.S. Holder receiving the exchange of Sterling common stock for First Advantage common stock and cash will not be subject to U.S. federal income tax unless specific requirements are met. For additional information regarding the material U.S. federal income tax consequences of the transaction, please see the section titled “The Transaction—Material U.S. Federal Income Tax Consequences” beginning on page 76.

The tax consequences of the transaction to you will depend on your particular circumstances. Each Sterling stockholder should read the discussion under the section titled “Material U.S. Federal Income Tax Consequences” and should consult his, her or its tax advisor regarding the U.S. federal income tax consequences of the transaction to such holder, as well as tax consequences arising under the laws of any state, local or foreign tax jurisdiction.

Accounting Treatment of the Transaction (see page 75)

The transaction will be accounted for as a business combination, with First Advantage using the acquisition method of accounting in accordance with Accounting Standard Codification 805, Business Combinations, and, accordingly, will generally result in the recognition of Sterling assets acquired and liabilities assumed at fair value. However, as of the date of this information statement/prospectus, the valuation studies necessary to estimate the fair values of the assets acquired (including intangible assets, such as completed technology, customer relationships and customer lists, and trademarks and trade names) and liabilities assumed have been performed based on publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions, as there are limitations to the type of information that can be exchanged between First Advantage and Sterling at this time. Until the transaction is complete, First Advantage will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and there can be no assurances that the final valuations will not result in material changes to this preliminary purchase price allocation. The excess of the consideration transferred over the identifiable net assets acquired reflected in the unaudited pro forma condensed combined financial information will be allocated to goodwill. A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that exist as of the acquisition date. The actual allocation of the consideration transferred may differ from the allocation assumed in the unaudited pro forma condensed combined financial information and may result in adjustments to the unaudited pro forma condensed combined financial information.

Regulatory Clearances and Approvals Required for the Transaction (see page 80)

The transaction is subject to the requirements of the HSR Act, which prevents Sterling and First Advantage from completing the transaction until required information and materials are furnished to the Antitrust Division of the Department of Justice (referred to as the DOJ) and the Federal Trade Commission (referred to as the FTC) and the HSR Act waiting period is terminated or expires. The parties voluntarily withdrew their submission of the requisite notification and report forms under the HSR Act and refiled such notification and report on April 26, 2024. On May 28, 2024, First Advantage and Sterling each received a request for additional information and documentary material, often referred to as a “second request”, from the DOJ under the HSR Act. As a result of the second request, the closing of the transaction is now anticipated to occur in approximately the fourth quarter of 2024.

The completion of the transaction is subject to clearance under the antitrust and foreign direct investment laws of certain foreign jurisdictions, and the parties have filed the applicable notifications with the appropriate regulators in such jurisdictions. The parties must observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents pursuant to these foreign laws before completing the transaction. Other state or foreign antitrust, competition and foreign direct investment authorities may take action under the laws of their jurisdictions, which could include seeking to enjoin the completion of the transaction. For additional information about regulatory approvals relating to the transaction, please see the section titled “The Merger Agreement—Conditions to the Transaction”.

Although the parties expect that all required regulatory clearances and approvals will be obtained, the parties cannot assure you that these regulatory clearances and approvals will be timely obtained or obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the transaction, including the requirement to divest assets, create or modify contractual rights or obligations or enter into supply or services agreements. These conditions could result in the conditions to the transaction not being satisfied.

Expected Timing of the Transaction (see pages 109, 110 and 80)

First Advantage and Sterling currently expect the transaction to be completed in approximately the fourth quarter of 2024, subject to the satisfaction or waiver of a number of conditions, including, among others, the expiration or termination of the waiting period (and any extensions thereof) applicable to the transaction under the HSR Act, the receipt of the clearances and approvals applicable to the transaction under the antitrust and foreign direct investment laws of certain foreign jurisdictions, and the satisfaction or waiver of the other closing conditions contained in the merger agreement. However, First Advantage and Sterling cannot predict the actual date on which the transaction will be completed because completion is subject to conditions beyond their control and it is possible that such conditions could result in the transaction being completed earlier or later than expected or not being completed at all.

For additional information regarding the expected timing of the transaction, please see the sections titled “The Merger Agreement—Efforts to Obtain Regulatory Approvals” beginning on page 110, “The Merger Agreement—Conditions to the Transaction” beginning on page 109 and “The Transaction—Regulatory Clearances and Approvals Required for the Transaction” beginning on page 80.

Treatment of Sterling Equity Awards (see pages 70 and 90)

Stock Options, RSU Awards and Restricted Stock Awards

At the effective time, each outstanding in-the-money Sterling stock option, whether vested or unvested, will automatically be canceled, with the holder of such Sterling stock option becoming entitled to receive the merger consideration in accordance with his or her election (and otherwise in accordance with the terms of the merger agreement with respect to each share of net option stock). Each out-of-the-money Sterling stock option, whether vested or unvested, will be canceled for no consideration.

At the effective time, each outstanding Sterling RSU award, whether vested or unvested, will automatically be canceled, with the holder of such Sterling RSU award becoming entitled to receive the merger consideration in accordance with such holder’s election.

In each case, holders of Sterling stock options or Sterling RSU awards will receive cash in lieu of any fractional shares of First Advantage common stock such holders would otherwise be entitled to receive.

If First Advantage determines in its reasonable discretion that it is impracticable or overly burdensome to provide non-U.S. holders of Sterling stock options or Sterling RSU awards with an election, First Advantage will notify such holders as to whether their net option stock (in the case of holders of Sterling stock options) or their Sterling RSU award (in the case of holders of Sterling RSU awards) will be converted wholly into cash awards or restricted shares of (or RSUs over) First Advantage common stock.

Stock consideration received by a holder in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options (where the restricted stock is taxable only on vesting or settlement (and not on issuance)), or (ii) Sterling restricted stock awards, will be issued to such holder pursuant to a restricted stock award agreement in respect of First Advantage common stock. Such stock consideration will be subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to such shares of net option stock or Sterling restricted stock award, as applicable, immediately prior to the effective time.

Stock consideration received by a holder (other than a non-employee director of Sterling) in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options (where the restricted stock is taxable on issuance), or (ii) any share subject to a Sterling RSU award, will be issued to such holder in the form of an RSU over First Advantage common stock pursuant to an RSU award agreement. Such First Advantage RSUs will be subject to the same terms and conditions (including any accelerated vesting) as applied to such shares of net option stock or Sterling RSUs, as applicable, immediately prior to the effective time.

Cash consideration received by a holder (other than a non-employee director of Sterling) in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options, (ii) a Sterling RSU award, or (iii) any unvested shares of Sterling common stock subject to a Sterling restricted stock award, will be deferred and paid to the holder on the regularly scheduled future vesting dates of the applicable awards, subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to the net option stock, Sterling RSU award or Sterling restricted stock award, as applicable, immediately prior to the effective time.

At the effective time, the vesting of each Sterling restricted stock award held by a non-employee director will fully accelerate.

Employee Stock Purchase Plan

Pursuant to the terms of the merger agreement, Sterling, the Sterling board of directors or the compensation committee of the Sterling board of directors, as applicable, is required take all actions necessary pursuant to the terms of Sterling’s employee stock purchase plan, as amended (referred to as the ESPP), to terminate the ESPP effective as of immediately prior to the effective time, contingent upon the occurrence of the transaction, and to provide that, (i) no offering or purchase period will be continued or commenced under the ESPP, except for any offering or purchase period under the ESPP that was in effect on the date of the merger agreement (referred to as the current ESPP offering period); (ii) no new participants may elect to participate in the ESPP during the current ESPP offering period; and (iii) no participant may increase the participant’s payroll deductions with respect to the current ESPP offering period. In addition, the merger agreement requires that the ESPP be suspended and no new offering period commenced under the ESPP after the date of the merger agreement, and that the final exercise date for the ESPP offering period as in effect on the date of the merger agreement be accelerated to the first payroll date of Sterling that is reasonably practicable, but in no event to a date that is later than 30 days, thereafter. Sterling terminated the then-current offering period for the ESPP effective February 29, 2024.

Each ESPP participant’s accumulated contributions under the ESPP as of February 29, 2024, were used to purchase shares of Sterling common stock in accordance with the terms of the ESPP as of such date, which shares will be treated in accordance with the terms of the merger agreement, and Sterling has returned to each participant the funds, if any, that remained in such participant’s account after such purchase.

Listing of First Advantage Common Stock; Delisting of Sterling Common Stock (see page 82)

It is a condition to the completion of the transaction that the shares of First Advantage common stock to be issued to Sterling stockholders in the transaction be approved for listing on The Nasdaq Stock Market LLC, subject to official notice of issuance. As a result of the transaction, shares of Sterling common stock will cease to be listed on The Nasdaq Stock Market LLC.

Appraisal Rights (see page 157)

Sterling stockholders and beneficial owners who did not vote in favor of adoption of the merger agreement proposal, who continuously hold their shares of Sterling common stock through the effective time of the transaction and who otherwise comply precisely with the applicable provisions of Section 262 of the DGCL, will be entitled to seek appraisal of the fair value, in cash, of their shares of Sterling common stock, as determined by the Delaware Court of Chancery, if the transaction is completed, in lieu of the consideration they would otherwise be entitled to receive pursuant to the merger agreement. The “fair value” of each share of Sterling common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the merger consideration that a Sterling stockholder would otherwise be entitled to receive under the terms of the merger agreement. Sterling stockholders and beneficial owners who wish to exercise the right to seek an appraisal of their shares must so advise Sterling by submitting a written demand for appraisal in the form described in this information statement/prospectus within 20 days after the date of mailing of this information statement/prospectus, and must otherwise follow the procedures prescribed by Section 262 of the DGCL.

The text of Section 262 of the DGCL is attached as Annex H to this information statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising appraisal rights, Sterling stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel and their financial advisors. Failure to strictly comply with these provisions may result in the loss of appraisal rights.

No Solicitation of Other Offers by Sterling (see page 101)

Under the terms of the merger agreement, from the date of the merger agreement until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated and subject to certain exceptions, Sterling has agreed not to solicit, knowingly encourage or facilitate any competing acquisition proposal for Sterling, enter into discussions or negotiations with any third parties regarding any competing acquisition proposal for Sterling or enter into any agreements with a third party regarding any competing acquisition proposal for Sterling.

Notwithstanding the restrictions described in the previous paragraph, if, prior to 11:59 p.m. New York City time on March 23, 2024, Sterling received a bona fide written acquisition proposal that did not result from a breach (irrespective of whether the breach was a de minimis and unintentional breach) of Sterling’s non-solicitation obligations and that the Sterling board of directors determined to be superior to the transaction or reasonably be expected to lead to a proposal that is superior to the transaction, subject to certain conditions set forth in the merger agreement, Sterling was permitted to engage in discussions and negotiations with the party that sent the competing acquisition proposal (and its representatives, advisors and financing sources) and furnish non-public information to that party (and its representatives, advisors and debt financing sources). No acquisition proposals were received by Sterling prior to 11:59 p.m. New York City time on March 23, 2024.

For additional information regarding the restrictions on Sterling’s ability to actively initiate, solicit, facilitate or knowingly encourage alternative acquisition proposals, please see the sections titled “The Merger Agreement—No Solicitation of Other Offers by Sterling” beginning on page 101 and “The Merger Agreement—Change of Recommendation; Match Rights” beginning on page 104.

Conditions to the Transaction (see page 109)

The respective obligations of Sterling, First Advantage and Merger Sub to consummate the transaction are subject to the satisfaction (or waiver if permitted under the merger agreement) of customary conditions, including the adoption of the merger agreement by Sterling’s stockholders by the affirmative vote of at least a majority of the outstanding shares of Sterling common stock and, if obtained pursuant to the written consent, this information statement/prospectus having been mailed to the Sterling stockholders and at least 20 business days having elapsed from the date of completion of such mailing, the expiration or termination of the waiting period under the HSR Act and the receipt of the clearances and approvals applicable to the transaction under the antitrust and foreign direct investment laws of certain foreign jurisdictions

The obligations of First Advantage and Merger Sub to complete the transaction are also subject to the absence of a Sterling material adverse effect (as defined in the section titled “The Merger Agreement—Representations and Warranties”) after the date of the merger agreement that is continuing, the accuracy of the Sterling representations and warranties and compliance by Sterling with its obligations and agreements under the merger agreement, as described in the section titled “The Merger Agreement—Representations and Warranties”.

The obligations of Sterling to consummate the transaction are also subject to the absence of a First Advantage material adverse effect (as defined in the section titled “The Merger Agreement—Representations and Warranties”) after the date of the merger agreement that is continuing, the accuracy of the First Advantage and

Merger Sub representations and warranties and compliance by First Advantage and Merger Sub with their obligations and agreements under the merger agreement, as described in the section titled “The Merger Agreement—Representations and Warranties”.

The merger agreement does not include a financing condition.

Under the terms of the merger agreement, the parties are required to close the transaction on the fifth business day following the date on which the closing conditions to the transaction are satisfied. However, if the closing would occur on a date other than the last business day of a month, First Advantage may, upon written notice to Sterling, elect to defer the closing until the last business day of the month in which closing is otherwise required to occur (or to another date agreed to in writing between Sterling and First Advantage).

For additional information regarding the conditions to the transaction and the closing, please see the sections titled “The Merger Agreement—Conditions to the Transaction” beginning on page 109 and “The Merger Agreement—Closing; Effective Time” beginning on page 83.

Termination of the Merger Agreement (see page 112)

Among other circumstances, First Advantage or Sterling may terminate the merger agreement if:

•

any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transaction;

•

the effective time has not occurred on or before 11:59 p.m. New York City time on February 28, 2025 (referred to as the outside date); provided, however, that (i) the outside date may be extended by First Advantage by providing written notice to Sterling on or prior to the outside date, for a period of up to six months if, on the outside date, (A) all of the conditions to complete the transaction (other than those conditions relating to antitrust approvals or no injunction (to the extent the relevant injunction or order is in respect of, or any such law is, the HSR Act or any other antitrust law) or such conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law) or (B) (1) all of the conditions to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law) and (2) there are pending proceedings against First Advantage (or its affiliates) or Sterling (or its affiliates) by the DOJ or the FTC or any other governmental entity under any applicable antitrust law seeking to restrain, enjoin, prohibit or prevent the completion of the transaction, (ii) during the period that First Advantage may elect to extend the outside date, Sterling is required to provide written notice to First Advantage at least one business day prior to terminating the merger agreement pursuant to the right described in this paragraph and (iii) this right to terminate will not be available to any party whose action or failure to fulfill any obligation was the primary cause of the failure of the effective time to occur prior to the outside date and such action or failure to act constitutes a material breach of the parties’ obligations to use their respective reasonable best efforts to take all actions to complete the transaction; or

•

at the conclusion of the special meeting (including any adjournments or postponements thereof) that Sterling would be required to convene if the written consent had not been delivered to First Advantage immediately after the execution of the merger agreement and First Advantage did not terminate the merger agreement, the Sterling stockholders did not adopt the merger agreement.

For additional information regarding the termination of the merger agreement, please see the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 112.

Termination Fee and Expenses (see page 114)

Except as otherwise expressly provided in the merger agreement (including the termination fees described below), all costs and expenses incurred in connection with the merger agreement and the transaction will be paid by the party incurring the cost or expense.

Under the terms of the merger agreement, Sterling will pay (or cause to be paid to) First Advantage a termination fee of $66.3 million if:

•

(i) after the date of the merger agreement and prior to termination of the merger agreement, an acquisition proposal is made to the Sterling board of directors or to Sterling management or is publicly disclosed (whether by Sterling or a third party), (ii) First Advantage terminates the merger agreement due to Sterling’s breach of or failure to perform or comply with, one or more of its covenants or agreements under the merger agreement following the making of such acquisition proposal and (iii) within twelve months of such termination, an acquisition proposal is consummated or a definitive agreement providing for an acquisition proposal is entered into; or

•

First Advantage terminates the merger agreement because Sterling enters into a company acquisition agreement or Sterling has willfully breached in a material respect its obligations (as described in the section titled “The Merger Agreement—No Solicitation of Other Offers by Sterling” beginning on page 101 or “The Merger Agreement—Change of Recommendation; Match Rights” beginning on page 104).

Under the terms of the merger agreement, First Advantage will pay Sterling a termination fee of:

•

(i) $60 million, if First Advantage or Sterling terminate the merger agreement due to the effective time not having occurred on or prior to the outside date and First Advantage did not elect to extend the outside date, or (ii) $90 million, if First Advantage or Sterling terminates the merger agreement due to the effective time not having occurred on or prior to the extended outside date, and, in the case of both (i) and (ii) of this paragraph, at the time of such termination, the condition relating to antitrust approvals or the condition relating to no injunction (solely because the relevant injunction or order is in respect of, or any such law is, the HSR Act or any other applicable antitrust law) has not been satisfied and all of the other conditions to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)), have been satisfied or waived (to the extent permitted by applicable law); or

•

$100 million, if Sterling terminates the merger agreement because First Advantage fails to complete the transaction within five business days after all of the required conditions have been satisfied and Sterling has confirmed in writing to First Advantage that it stands ready, willing and able to complete the transaction.

For additional information regarding the termination fees, please see the section titled “The Merger Agreement—Termination Fee and Expenses” beginning on page 114.

Comparison of Rights of Common Stockholders of First Advantage and Sterling (see page 138)

Upon the completion of the transaction, Sterling stockholders receiving shares of First Advantage common stock will become stockholders of First Advantage, and their rights will be governed by the governing corporate documents of First Advantage in effect at the effective time of the transaction, which are different from Sterling’s governing corporate documents, as further described in the section titled “Comparison of Rights of Common Stockholders of First Advantage and Sterling” beginning on page 138.

Comparative Market Price Data

First Advantage common stock is listed on The Nasdaq Stock Market LLC under the symbol “FA” and Sterling common stock is listed on The Nasdaq Stock Market LLC under the symbol “STER”. The following table sets forth, for the calendar periods indicated, the high and low sales prices per share of First Advantage common stock and per share of Sterling common stock as reported on The Nasdaq Stock Market LLC, respectively.

	First Advantage common stock (FA)		Sterling common stock (STER)
	High	Low	High	Low
2022
First Quarter	$21.01	$14.76	$27.17	$17.28
Second Quarter	$20.98	$12.05	$28.76	$14.65
Third Quarter	$15.89	$11.68	$23.36	$15.93
Fourth Quarter	$14.83	$10.07	$20.43	$12.22
2023
First Quarter	$14.66	$11.90	$15.94	$10.58
Second Quarter	$15.67	$12.10	$15.26	$10.62
Third Quarter	$15.89	$13.14	$14.75	$10.93
Fourth Quarter	$16.73	$12.46	$14.03	$10.00
2024
First Quarter	$17.49	$14.01	$16.68	$12.38

The following table sets forth the closing sale price per share of Sterling common stock and First Advantage common stock as reported on The Nasdaq Stock Market LLC, respectively, as of (i) February 28, 2024, the last full trading day before the public announcement of the transaction and (ii) May 28, 2024, the latest practicable trading date before the date of this information statement/prospectus. The table also shows the estimated implied value of the per share merger consideration for each share of Sterling common stock as of the same dates assuming (a) a cash election and no proration, (b) a stock election and no proration and (c) a blended value (assuming proration of 72% cash and 28% stock, based on the treatment of Sterling common stock, stock options and restricted stock units pursuant to the merger agreement).

	Sterling common stock closing price	First Advantage common stock closing price	Implied per share value of Sterling common stock with a cash election	Implied per share value of Sterling common stock with a stock election	Blended value per share of Sterling common stock
February 28, 2024	$12.42	$16.84	$16.73	$16.49	$16.66
May 28, 2024	$15.55	$16.85	$16.73	$16.50	$16.66

The market prices of shares of First Advantage common stock and Sterling common stock have fluctuated since the date of the announcement of the transaction and will continue to fluctuate from the date of this information statement/prospectus to the closing date of the transaction. No assurance can be given concerning the market prices of shares of First Advantage common stock or Sterling common stock before completion of the transaction or shares of First Advantage common stock after completion of the transaction. The exchange ratio is fixed in the merger agreement and will only be adjusted as described in the section titled “The Merger Agreement—Merger Consideration”. However, the market price of shares of First Advantage common stock (and therefore the value of the merger consideration when received by Sterling stockholders upon completion of the transaction) could be greater than, less than or the same as shown in the table above. Accordingly, Sterling stockholders are advised to obtain current market quotations for shares of First Advantage common stock and Sterling common stock in connection with deciding how elect to receive the merger consideration.

First Advantage has never declared or paid any regular cash dividends on shares of First Advantage common stock. First Advantage’s board of directors declared a one-time special cash dividend of $1.50 per share of First Advantage common stock on August 8, 2023, that was paid on August 31, 2023 to First Advantage stockholders of record as of August 21, 2023. First Advantage anticipates retaining future earnings for the development, operation, and expansion of its business, and does not anticipate declaring or paying any cash dividends in the near term. Under the terms of the merger agreement, until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated, First Advantage is not permitted to authorize, declare, set aside, make or pay any special cash dividends on its outstanding shares of First Advantage common stock, or split, combine, subdivide or reclassify any of its capital stock, without the prior written consent of Sterling, except as may be expressly permitted under the merger agreement or required by applicable law. Sterling has never declared or paid any cash dividends on Sterling common stock. Under the terms of the merger agreement, until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated, Sterling is not permitted, and must not permit any of its subsidiaries, to authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of Sterling or any of its subsidiaries), except for dividends and distributions paid or made by a wholly-owned Sterling subsidiary to Sterling or another wholly-owned Sterling subsidiary, in each case, in the ordinary course of business, without the prior written consent of First Advantage, except as may be expressly permitted under the merger agreement or required by applicable law.

Risk Factors (see page 23)

You should consider all the information about the risks related to the transaction set forth under the section titled “Risk Factors”, together with information contained in or incorporated by reference into this information statement/prospectus. For additional information regarding where you can find information incorporated by reference into this information statement/prospectus, please see the section titled “Where You Can Find More Information” beginning on page 165.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this information statement/prospectus, including, among other things, the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements”. Sterling stockholders should carefully consider the following risks before making their election. In addition, you should read and consider the risks associated with each of the businesses of First Advantage and Sterling because these risks will relate to First Advantage following the completion of the transaction. Descriptions of some of these risks can be found in First Advantage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Sterling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and, in each case, any amendments thereto, as such risk factors may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this information statement/prospectus. You should also consider the other information in this information statement/prospectus and the other documents incorporated by reference into this information statement/prospectus. For additional information regarding where you can find information incorporated by reference into this information statement/prospectus, please see the section titled “Where You Can Find More Information”.

Risks Relating to the Transaction

Because the stock election exchange ratio is fixed and will not be adjusted for stock price changes and the market price of First Advantage common stock has fluctuated and will continue to fluctuate, Sterling stockholders cannot be sure of the value of the consideration they will receive.

Upon completion of the transaction, each issued and outstanding share of Sterling common stock (other than (i) canceled shares, (ii) dissenting shares and (iii) excluded shares) will be converted into the right to receive, at the election of the stockholder and subject to proration, the cash consideration or the stock consideration. With respect to each share, a Sterling stockholder may elect to receive (i) solely the cash consideration (referred to as a cash election) or (ii) solely the stock consideration (referred to as a stock election). If the Sterling stockholder owns more than one share, the Sterling stockholder may elect to receive a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. Whether you receive your elected merger consideration will depend on the election of other Sterling stockholders and the proration mechanism.

The market price of First Advantage common stock at the time of completion of the transaction may vary significantly from the market price of First Advantage common stock on the date the merger agreement was executed, the date of this information statement/prospectus and the date on which Sterling stockholders make their election. Because the stock consideration is payable in a fixed number of shares of First Advantage common stock, the value of the stock consideration that Sterling stockholders who elect to receive the stock consideration (or who elect to receive the cash consideration but are subject to proration) receive upon completion of the transaction may be higher or lower than the value of the stock consideration on such earlier dates. In addition, as discussed below, the merger consideration will be subject to proration. Accordingly, Sterling stockholders will not know or be able to calculate at the time of their election the market value of the stock consideration they will receive upon completion of the transaction.

If a Sterling stockholder makes a stock election and the market value of First Advantage common stock falls between the time of the election and the time the merger consideration is actually received, the value of the merger consideration received may be less than the value of the merger consideration such stockholder would have received under a cash election. Conversely, if a Sterling stockholder makes a cash election and the market value of First Advantage common stock rises between the time of the election and the time the merger consideration is actually received, the value of the merger consideration received may be less than the value of the merger consideration such stockholder would have received under a stock election.

Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in First Advantage’s and Sterling’s respective businesses, operations and prospects, market assessments of the likelihood that the transaction will be completed, the timing of the transaction, regulatory considerations and other risk factors set forth or incorporated by reference in this information statement/prospectus. Many of these factors are beyond First Advantage’s and Sterling’s control. Sterling stockholders are urged to obtain current market quotations for First Advantage common stock and Sterling common stock when they make their elections.

Sterling stockholders may not receive all consideration in the form they elect, and the form of consideration that they receive may have a lower value than the form of consideration that they elect to receive.

The merger consideration is subject to proration so that 72% of Sterling common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive cash consideration and 28% will be converted into the right to receive stock consideration. Accordingly, some of the merger consideration a Sterling stockholder receives may differ from the type of consideration selected and such difference may be significant. For additional information regarding the proration mechanism, please the section titled “The Transaction—Merger Consideration”, and for additional information regarding the material U.S. federal income tax consequences of the transaction, please see the section titled “The Transaction—Material U.S. Federal Income Tax Consequences”.

Completion of the transaction is subject to the conditions contained in the merger agreement and if these conditions are not satisfied or waived, the transaction will not be completed.

The obligations of First Advantage and Sterling to complete the transaction are subject to the satisfaction or waiver of a number of conditions, including, among others, the expiration or termination of the waiting period (and any extensions thereof) applicable to the transaction under the HSR Act and the receipt of the clearances and approvals applicable to the transaction under the antitrust and foreign direct investment laws of certain foreign jurisdictions. For more information regarding the required regulatory approvals and the closing conditions, please see the sections titled “The Transaction—Regulatory Clearances and Approvals for the Transaction” and “The Merger Agreement—Conditions to the Transaction”.

Although First Advantage and Sterling have agreed in the merger agreement to use their reasonable best efforts to complete the transaction as promptly as practicable, many of the closing conditions are not within First Advantage’s or Sterling’s control, and neither company can predict when or if these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to February 28, 2025, which deadline may be extended to August 28, 2025 under certain circumstances, it is possible that the merger agreement will be terminated. The failure to satisfy all of the required conditions could delay the completion of the transaction for a significant period of time or prevent it from occurring. Any delay in completing the transaction could cause First Advantage not to realize some or all of the benefits that it expects to achieve if the transaction is successfully completed within its expected timeframe. There can be no assurance that the closing conditions will be satisfied or waived or that the transaction will be completed. For additional information, please see the risk factor titled “Failure to complete the transaction could negatively affect the stock price and the future business and financial results of Sterling,” below.

First Advantage and Sterling each have rights to terminate the merger agreement under specified circumstances, in which case the transaction will not be completed.

First Advantage, on the one hand, and Sterling, on the other hand, can mutually decide to terminate the merger agreement at any time before the effective time. In addition, each of First Advantage and Sterling may elect to terminate the merger agreement under certain other circumstances. For more information regarding each party’s termination rights, please see the section titled “The Merger Agreement—Termination of the Merger Agreement”.

If the merger agreement is terminated, First Advantage and Sterling may incur fees in connection with termination of the merger agreement and neither of them will realize the anticipated benefits of the merger.

Sterling would be required to pay First Advantage a termination fee of $66.3 million if:

•

(i) after the date of the merger agreement and prior to termination of the merger agreement, an acquisition proposal is made to the Sterling board of directors or to Sterling management or is publicly disclosed (whether by Sterling or a third party), (ii) (A) First Advantage or Sterling terminates the merger agreement due to the effective time not having occurred on or prior to the outside date or (B) First Advantage terminates the merger agreement due to Sterling’s breach of or failure to perform or comply with, one or more of its covenants or agreements under the merger agreement following the making of such acquisition proposal and (iii) within twelve months of such termination, an acquisition proposal is consummated or a definitive agreement providing for an acquisition proposal is entered into; or

•

First Advantage terminates the merger agreement because Sterling enters into a company acquisition agreement or Sterling has willfully breached in a material respect its obligations (as described under “The Merger Agreement—No Solicitation of Other Offers by Sterling” or “The Merger Agreement—Change of Recommendation; Match Rights”).

First Advantage would be required to pay Sterling a termination fee of:

•

(i) $60 million, if First Advantage or Sterling terminate the merger agreement due to the effective time not having occurred on or prior to the outside date and First Advantage did not elect to extend the outside date, or (ii) $90 million, if First Advantage or Sterling terminates the merger agreement due to the effective time not having occurred on or prior to the extended outside date, and, in the case of both (i) and (ii) of this paragraph, at the time of such termination, the condition relating to antitrust approvals or the condition relating to no injunction (solely because the relevant injunction or order is in respect of, or any such law is, the HSR Act or any other applicable antitrust law) has not been satisfied and all of the other conditions to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)), have been satisfied or waived (to the extent permitted by applicable law); or

•

$100 million, if Sterling terminates the merger agreement because First Advantage fails to complete the transaction within five business days after all of the required conditions have been satisfied and Sterling has confirmed in writing to First Advantage that it stands ready, willing and able to complete the transaction.

For additional information regarding the reverse termination fees, please see the section titled “The Merger Agreement—Termination Fee and Expenses”.

The transaction is subject to the expiration of applicable waiting periods and the receipt of approvals, consents or clearances from certain regulatory authorities that may impose conditions that could have an adverse effect on First Advantage, Sterling or following the completion of the transaction, First Advantage or, if not obtained, could prevent completion of the transaction.

Before the transaction may be completed, the waiting period (and any extensions thereof) applicable to the transaction under the HSR Act must have expired or terminated and the clearances and approvals applicable to the transaction under the antitrust and foreign direct investment laws of certain foreign jurisdiction must have been received. In addition, the transaction may be reviewed under antitrust statutes or foreign direct investment regimes of other governmental authorities, including U.S. state laws. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities may consider, among other factors, the effect of the transaction on competition within their relevant jurisdiction.

The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of First Advantage’s business following the completion of the transaction. Under the merger agreement, First Advantage and Sterling have agreed to use their reasonable best efforts to obtain such approvals, consents and clearances and therefore may be required to comply with conditions, terms, obligations or restrictions imposed by governmental authorities. There can be no assurance that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the transaction or imposing additional material costs on or materially limiting the revenues of First Advantage following the completion of the transaction. In addition, neither First Advantage nor Sterling can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the transaction. For additional information regarding conditions to the completion of the transaction, please see the sections titled “The Transaction—Regulatory Clearances and Approvals Required for the Transaction” and “The Merger Agreement—Conditions to the Transaction”.

Sterling’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Sterling stockholders more generally.

Sterling stockholders should be aware that directors and executive officers of Sterling have certain interests in the transaction that may be different from, or in addition to, the interests of Sterling stockholders more generally. These interests generally include, among others, treatment of outstanding Sterling equity awards in connection with the transaction and certain potential severance payments in connection with the transaction and a qualifying termination of employment upon or following the transaction. For additional information regarding the interests of Sterling’s directors and executive officers in the transaction, please see the section titled “The Transaction—Interests of Sterling’s Directors and Executive Officers in the Transaction”. The Sterling board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the completion of the transaction, and in recommending that Sterling stockholders adopt the merger agreement.

The merger agreement subjects Sterling to restrictions on its business activities.

The merger agreement subjects Sterling to restrictions on its business activities and obligates Sterling to generally conduct its business in a commercially reasonable manner and in all material respects in the ordinary course of business consistent with past practice. These restrictions could have an adverse effect on Sterling’s results of operations, cash flows and financial position.

The business relationships of First Advantage and Sterling and their respective subsidiaries may be subject to disruption due to uncertainty associated with the transaction, which could have an adverse effect on the results of operations, cash flows and financial position of First Advantage, Sterling and, following the completion of the transaction, First Advantage.

Parties with which First Advantage and Sterling, or their respective subsidiaries, do business may be uncertain as to the effects the transaction may have on them, including with respect to current or future business relationships with First Advantage, Sterling or their respective subsidiaries. These relationships may be subject to disruption as customers, suppliers and other persons with whom First Advantage and Sterling have a business relationship may delay or defer certain business decisions or might decide to terminate, change or renegotiate their relationships with First Advantage or Sterling, as applicable, or consider entering into business relationships with parties other than First Advantage, Sterling or their respective subsidiaries. These disruptions could have an adverse effect on the results of operations, cash flows and financial position of First Advantage or Sterling, including an adverse effect on First Advantage’s ability to realize the expected synergies and other benefits of the transaction. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the transaction or termination of the merger agreement.

The merger agreement limits Sterling’s ability to pursue alternatives to the transaction and may discourage other companies from trying to acquire Sterling.

The merger agreement contains provisions that make it more difficult for Sterling to sell its business to a party other than First Advantage. These provisions include a general prohibition on Sterling soliciting any takeover proposal or offer for a competing transaction, and the merger agreement does not permit Sterling to terminate the merger agreement to accept a takeover proposal or offer for a competing transaction after 11:59 p.m. New York City time on March 23, 2024. Sterling did not receive any unsolicited acquisition proposals prior to 11:59 p.m. New York City time on March 23, 2024. In addition, upon termination of the merger agreement, Sterling would have been required to pay First Advantage a termination fee of $66.3 million if the merger agreement were terminated in certain circumstances including Sterling entering into a definitive agreement with respect to a superior proposal or an adverse recommendation change prior to or at 11:59 p.m. New York City time on March 23, 2024 or a willful breach in a material respect of Sterling’s non-solicitation obligations under the merger agreement. Sterling did not receive any acquisition proposals prior to 11:59 p.m. New York City time on March 23, 2024.

The Sterling board of directors believes that permitting Sterling to terminate the merger agreement in order to accept a takeover proposal or offer for a competing transaction prior to or at 11:59 p.m. New York City time on March 23, 2024 provided Sterling with the ability to conduct a reasonable post-signing market check on the adequacy of the merger consideration payable to Sterling stockholders pursuant to the merger agreement. However, it is possible that this provision or the other provisions of the merger agreement could have discouraged a potential acquiror that might have had an interest in acquiring all or a significant part of Sterling from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration First Advantage proposes to pay in the transaction. Alternatively, it might have resulted in a potential competing acquiror proposing to pay a lower per share price to acquire Sterling than it might otherwise have proposed to pay because of the termination fee that may have become payable to First Advantage in certain circumstances described in the section titled “The Merger Agreement—Termination Fee and Expenses”. The Sterling board of directors carefully considered the foregoing provisions of the merger agreement and concluded that they would not preclude a potential buyer with the strategic interest and financial wherewithal to make a competing proposal from doing so and that they were necessary to reach an agreement with First Advantage on the transaction.

Failure to complete the transaction could negatively affect the stock price and the future business and financial results of Sterling.

If the transaction is not completed for any reason, the ongoing business of Sterling may be adversely affected and, without realizing any of the benefits of having completed the transaction, Sterling could be subject to a number of negative consequences, including the following:

•	Sterling may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Sterling may experience negative reactions from its customers and suppliers;

•	Sterling may experience negative reactions from its employees and may not be able to retain key management personnel and other key employees;

•	Sterling will have incurred, and will continue to incur, significant non-recurring costs in connection with the transaction that it may be unable to recover;

•

the merger agreement places certain restrictions on the conduct of Sterling’s business prior to completion of the transaction, the waiver of which is subject to the consent of First Advantage (not to be unreasonably withheld, conditioned or delayed), which may prevent Sterling from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the transaction that may be beneficial to Sterling (for additional information regarding the restrictive covenants applicable to Sterling, please see the section titled “The Merger Agreement—Conduct of Businesses of Sterling and First Advantage Prior to Completion of the Transaction”); and

•	matters relating to the transaction (including integration planning) will require substantial commitments of time and resources by Sterling management, which could otherwise be devoted to day-to-day operations and other opportunities that may be beneficial to Sterling as an independent company.

In addition, Sterling could be subject to litigation related to any failure to complete the transaction or related to any enforcement proceeding commenced against Sterling to perform its obligations under the merger agreement. If the transaction is not completed, any of these risks may materialize and may adversely affect Sterling’s businesses, financial condition, financial results and stock price.

First Advantage expects to obtain financing in connection with the transaction and cannot guarantee that it will be able to obtain such financing on favorable terms or at all.

First Advantage anticipates that the funds needed to complete the transaction will be derived from a combination of (i) available cash on hand and (ii) committed third-party debt financing. For additional information regarding the anticipated financing of the transaction, please see the section titled “The Transaction—Financing of the Transaction”. First Advantage’s ability to obtain any such new debt financing will depend on, among other factors, prevailing market conditions and other factors beyond First Advantage’s control. First Advantage cannot assure you that it will be able to obtain new debt financing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. First Advantage’s obligation to complete the transaction is not conditioned upon the receipt of any financing.

The unaudited pro forma condensed combined financial information included in this information statement/prospectus is preliminary and the actual financial condition and results of operations after the transaction may differ materially from them.

The unaudited pro forma condensed combined financial information included in this information statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what First Advantage’s actual financial condition or results of operations would have been had the transaction been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record the Sterling identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The allocation of the merger consideration reflected in this information statement/prospectus is preliminary, and final allocation of the merger consideration will be based upon the actual merger consideration and the fair value of the assets and liabilities of Sterling as of the date of the completion of the transaction. Accordingly, the final accounting adjustments as a result of the acquisition may differ materially from the pro forma adjustments reflected in this information statement/prospectus. For additional information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information”.

The financial analyses, estimates and projections considered by the Sterling board of directors and its financial advisor may not be realized, which may adversely affect the market price of First Advantage’s common stock following the completion of the transaction.

In connection with the Sterling board of directors’ evaluation of the transaction, Sterling’s management prepared and provided to the Sterling board of directors certain unaudited financial projections regarding Sterling’s anticipated future operations as a standalone company without giving effect to the transaction and as if the transaction had not been contemplated by Sterling. Additionally, Sterling management provided to the Sterling board of directors certain unaudited financial projections of First Advantage, which were prepared by First Advantage’s management. Such unaudited financial projections were also provided to Citi for its use and reliance in connection with its financial analyses, projections and opinion. For further information, please see the section titled “The Transaction—Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor”.

The unaudited financial projections regarding Sterling and First Advantage were prepared by, or directed by, the management of Sterling and First Advantage, respectively. Such unaudited financial projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Sterling and First Advantage. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than estimated. Moreover, as such unaudited financial projections covers multiple years, such information by its nature becomes less predictive with each successive year. The failure of the prospective results to be realized or any deviation of actual results may adversely affect the financial position of First Advantage and, therefore, the market price of First Advantage’s common stock following completion of the transaction.

Completion of the transaction may trigger change in control provisions in certain agreements to which Sterling is a party.

The completion of the transaction may trigger change in control provisions in certain agreements to which Sterling is a party. If Sterling and First Advantage are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Sterling and First Advantage are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Sterling or First Advantage.

Lawsuits may in the future be filed against Sterling, its directors, First Advantage, and/or Merger Sub challenging the transaction, and an adverse ruling in any such lawsuit may prevent the completion of the transaction or the completion of the transaction within the expected timeframe and/or result in substantial costs to First Advantage and Sterling.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, transaction or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on First Advantage’s and Sterling’s respective liquidity and financial condition.

Further, one of the conditions to the completion of the transaction is that no injunction or law by any governmental entity of competent jurisdiction will be in effect that has the effect of restraining, enjoining or otherwise prohibiting the completion of the transaction. As such, if an injunction prohibiting the completion of the transaction is obtained, that injunction may prevent the transaction from becoming effective or from becoming effective within the expected timeframe.

The opinion of a financial advisor to Sterling will not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction.

The Sterling board of directors has received a written opinion from a financial advisor in connection with the signing of the merger agreement, but has not obtained an updated opinion from such financial advisor as of the date of this information statement/prospectus. Changes since the signing of the merger agreement in the operations and prospects of Sterling, general market and economic conditions and other factors that may be beyond the control of Sterling, and on which such financial advisor’s opinion was based, may significantly alter the value of Sterling or the shares of Sterling common stock by the closing. The opinion does not speak as of the time the transaction will be completed or as of any date other than the date of such opinion. Because Sterling does not currently anticipate asking such financial advisor to update its opinion, the only opinion from a financial advisor received by the Sterling board of directors will not address the fairness of the merger consideration from a financial point of view at the closing. For a description of the opinion that the Sterling board of directors received from such financial advisor, please see the section titled “The Transaction—Opinion of Sterling’s Financial Advisor”. A copy of the opinion of Citi is attached as Annex G to this information statement/prospectus.

Risks Relating to First Advantage Following Completion of the Transaction

Failure to realize the benefits expected from the transaction could adversely affect the value of First Advantage common stock.

Although First Advantage expects significant benefits to result from the transaction, there can be no assurance that First Advantage will actually realize any of them, or realize them within the anticipated timeframe. Achieving these benefits will depend, in part, on First Advantage’s ability to integrate Sterling’s business successfully and efficiently. The challenges involved with the transaction, which will be complex and time consuming, include the following:

•	preserving customer and other important relationships of Sterling and attracting new business and operational relationships;

•	integrating financial forecasting and controls, procedures and reporting cycles;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures;

•	coordinating sales and marketing efforts to effectively position First Advantage’s capabilities; and

•	integrating employees and related human resources systems and benefits, maintaining employee morale and retaining key employees.

If these issues and the other challenges inherent in integrating an acquired business are not successfully managed, then First Advantage may not achieve the anticipated benefits of the transaction on First Advantage’s anticipated timeframe or at all, and First Advantage’s revenue, expenses, operating results, financial condition and stock price could be materially adversely affected. The successful completion of the transaction will require significant management attention both before and after the transaction, and may divert the attention of management from First Advantage’s business and operational issues.

After the transaction, Sterling stockholders will have a significantly lower ownership and voting interest in First Advantage than they currently have in Sterling and will exercise less influence over management.

Based on the number of shares of Sterling common stock outstanding as of May 2, 2024, and the number of shares of First Advantage common stock outstanding as of May 3, 2024, it is expected that, immediately after completion of the transaction, former Sterling stockholders will own approximately 16% of the outstanding shares of First Advantage common stock. Consequently, former Sterling stockholders will have less influence over the management and policies of First Advantage than they currently have over the management and policies of Sterling.

The shares of First Advantage common stock have rights different from the shares of Sterling common stock.

As a result of the transaction, Sterling stockholders will no longer be stockholders of Sterling. Former Sterling stockholders who receive stock consideration in the transaction will become First Advantage stockholders, and their rights as stockholders will be governed by the terms of First Advantage’s governing corporate documents. For additional information regarding the different rights associated with First Advantage common stock, please see the section titled “Comparison of Rights of Common Stockholders of First Advantage and Sterling”.

Silver Lake controls First Advantage and its interests may conflict with the interests of holders of First Advantage common stock in the future.

Silver Lake Group, L.L.C., together with its affiliates, successors, and assignees (referred to as Silver Lake), beneficially owned 61.7% of First Advantage’s outstanding common stock as of April 25, 2024. As of immediately after the transaction, Silver Lake is expected to beneficially own 52% of First Advantage’s outstanding common stock. As a result, Silver Lake is able to, and will be able to, control the election and removal of First Advantage’s directors and thereby determine its corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of its certificate of incorporation or bylaws and other significant corporate transactions for so long as Silver Lake and its affiliates retain significant ownership of First Advantage. This concentration of First Advantage ownership may delay or deter possible changes in control of First Advantage, which may reduce the value of an investment in its common stock. So long as Silver Lake continues to own a significant amount of First Advantage’s combined voting power, even if such amount is less than 50%, Silver Lake will continue to be able to strongly influence or effectively control First Advantage’s decisions and, so long as Silver Lake and its affiliates collectively own at least 5% of all outstanding shares of First Advantage’s stock entitled to vote generally in the election of directors, Silver Lake will be able to nominate individuals to First Advantage’s board of directors under the First Advantage Amended and Restated Stockholders’ Agreement, dated as of February 28, 2024, by and among First Advantage, SLP Fastball Aggregator, L.P. and the other parties thereto (referred to as the First Advantage and Silver Lake Stockholders’ Agreement). In addition, the First Advantage and Silver Lake Stockholders’ Agreement grants to Silver Lake and its affiliates and certain of their transferees certain governance rights for as long as Silver Lake and its affiliates and certain of their transferees maintain ownership of at least 25% of First Advantage’s outstanding common stock, including rights of approval over the entry into joint ventures or similar business alliances having a fair market value of more than $100 million, incurrence of debt for borrowed money in excess of $100 million, the increase or reduction in the size of First Advantage’s board of directors, initiation of any liquidation, dissolution, bankruptcy or other insolvency proceeding, the appointment or termination of First Advantage’s chief executive officer, or any material change in the nature of First Advantage’s business. The interests of Silver Lake may not coincide with the interests of other holders of First Advantage’s common stock.

In the ordinary course of their business activities, Silver Lake and its affiliates may engage in activities where their interests conflict with First Advantage’s interests or those of First Advantage’s stockholders. First Advantage’s certificate of incorporation provides that Silver Lake, any of its affiliates or any director who is not employed by First Advantage (including any non-employee director who serves as one of First Advantage’s officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which First Advantage operates. Silver Lake also may pursue acquisition opportunities that may be complementary to First Advantage’s business and, as a result, those acquisition opportunities may not be available to First Advantage. In addition, Silver Lake may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

In addition, Silver Lake and its affiliates are able to determine the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of First Advantage or a change in the composition of First Advantage’s board of directors and could preclude any acquisition of First Advantage. Further, under the First Advantage and Silver Lake Stockholders’ Agreement, so long as Silver Lake and its affiliates and certain of their transferees maintain ownership of at least 25% of First Advantage’s outstanding common stock, they will have approval rights over any change of control transaction, which could preclude any unsolicited acquisition of First Advantage’s shares. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of First Advantage common stock as part of a sale of First Advantage and ultimately might affect the market price of First Advantage’s common stock.

First Advantage and Sterling will incur direct and indirect costs as a result of the transaction.

First Advantage and Sterling will incur substantial expenses in connection with and as a result of completing the transaction. Following completion of the transaction, First Advantage expects to incur additional expenses in connection with the integration of Sterling’s business. First Advantage may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transaction, and/or losses of, or decreases in orders by, customers, and may also incur costs to maintain employee morale and to retain certain key management personnel and employees. First Advantage and Sterling will also incur transaction fees and costs related to formulating integration plans, and the execution of these plans may lead to additional unanticipated costs and time delays. Even though these incremental transaction-related costs are one-time costs, these transaction-related costs may exceed the cost synergies First Advantage expects to achieve, particularly in the near term. Factors beyond First Advantage’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately. See “Failure to realize the benefits expected from the transaction could adversely affect the value of First Advantage common stock” for additional integration risks.

Uncertainties associated with the transaction may cause a loss of management personnel and other key employees of First Advantage or Sterling, which could adversely affect the future business and operations of First Advantage following the transaction.

First Advantage and Sterling are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Both First Advantage and Sterling must continue to retain, motivate and recruit officers and other key employees during the period prior to the completion of the transaction. Moreover, First Advantage’s success after the transaction will depend in part upon its ability to retain key management personnel and other key employees of First Advantage and Sterling. Experienced employees in the industries in which First Advantage and Sterling operate are in high demand and competition for their talents can be intense. Current and prospective employees of First Advantage and Sterling may be uncertain about their future roles with First Advantage following the transaction, which may materially adversely affect the ability of each of First Advantage and Sterling to attract and retain key personnel during the pendency of the transaction. Accordingly, there can be no assurance that First Advantage will be able to retain key management personnel and other key employees of First Advantage and Sterling. A failure by First Advantage or Sterling to attract, retain and motivate officers and other key employees during the period prior to or after the completion of the transaction could have a negative impact on the business of First Advantage or Sterling. Furthermore, if key employees of First Advantage or Sterling depart or are at risk of departing due to issues including the uncertainty and difficulty of integration or financial security, or if key employees of Sterling depart due to a desire not to become employees of First Advantage, First Advantage may incur significant costs to retain such individuals or to identify, hire and retain replacements for departing employees and may lose significant expertise and talent relating to the business of First Advantage and/or Sterling, and First Advantage’s ability to realize the anticipated benefits of the transaction may be adversely affected.

The market price of First Advantage common stock after the transaction is completed may be affected by factors different from those affecting shares of Sterling common stock before the transaction is completed.

Upon completion of the transaction, certain holders of Sterling common stock will become holders of First Advantage common stock. First Advantage’s business differs in certain respects from that of Sterling, and accordingly, the market price of First Advantage common stock after the completion of the transaction may be affected by factors different from those currently affecting the independent results of operations of each of First Advantage and Sterling. As a result, the market price of First Advantage common stock may fluctuate significantly following completion of the transaction and holders of Sterling common stock could lose the value of their investment in First Advantage common stock. For additional information regarding the businesses of First Advantage and Sterling and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference into this information statement/prospectus and the section titled “Where You Can Find More Information”. In addition, if former Sterling stockholders sell substantial amounts of First Advantage common stock in the public market following completion of the transaction, this could decrease the market price of First Advantage common stock.

In connection with the transaction, First Advantage expects to incur new indebtedness. First Advantage’s increased indebtedness could adversely affect First Advantage’s financial health and its ability to execute its business strategy.

First Advantage’s aggregate indebtedness as of March 31, 2024 was approximately $564.7 million. First Advantage’s pro forma indebtedness as of March 31, 2024, after giving effect to the transaction and the anticipated incurrence of indebtedness in connection therewith, will be as much as $2,225.4 million.

First Advantage’s increased indebtedness could have important consequences including:

•	increasing its vulnerability to adverse general economic and industry conditions;

•	exposing it to interest rate risk due to its variable rate term facilities, which First Advantage does not typically completely hedge against;

•	limiting its flexibility in planning for, or reacting to, changes in the economy and the background screening and identity verification industries;

•	placing First Advantage at a competitive disadvantage compared to its competitors with less indebtedness;

•	making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and

•

potentially requiring First Advantage to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund its other business needs.

First Advantage receives debt ratings from the major credit rating agencies in the U.S. Factors that may impact its credit ratings include debt levels, planned asset purchases or sales. Liquidity, asset quality, cost structure and pricing levels could also be considered by the rating agencies. Any downgrade in First Advantage’s credit rating or the ratings of its indebtedness, or adverse conditions in the debt capital markets, could:

•	adversely affect the trading price of, or market for, its debt securities;

•	increase interest expense under its term facilities;

•	increase the cost of, and adversely affect its ability to refinance, its existing debt; and

•	adversely affect its ability to raise additional debt.

Certain of the indebtedness to be incurred in connection with the transaction may bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect First Advantage’s cash flows.

Other Risks of First Advantage and Sterling

First Advantage’s and Sterling’s businesses are, and will be, subject to the risks described above. In addition, First Advantage and Sterling are, and will continue to be, subject to the risks described in First Advantage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Sterling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this information statement/prospectus. The risks described above and in those filings represent all known material risks with respect to First Advantage’s and Sterling’s businesses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus and the documents incorporated by reference into this information statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect First Advantage’s and Sterling’s current beliefs, expectations or intentions regarding future events. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the transaction, the anticipated impact of the transaction on the combined business, the expected amount and timing of the synergies from the transaction and the anticipated closing date of the transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside First Advantage’s and Sterling’s control and may cause actual results to differ materially from those contained in forward-looking statements. These risks and uncertainties include, among others, those set forth under “Risk Factors”, as well as risks and uncertainties relating to:

•	the risk that the transaction may not be completed in a timely manner or at all;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the satisfaction of the conditions precedent to completion of the transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner;

•	unexpected costs, charges or expenses resulting from the transaction;

•	the effect of the transaction on the ability to maintain relationships with customers, suppliers and other business partners or operating results and business;

•	the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the transaction and realize expected synergies;

•	business disruption following the transaction;

•	difficulties in retaining and hiring key personnel and employees due to the transaction;

•	the diversion of management time on transaction-related issues;

•	significant indebtedness, including indebtedness incurred in connection with the transaction, and the need to generate sufficient cash flows to service and repay such debt;

•	the disruption of current plans and operations;

•	the outcome of any legal proceedings related to the transaction;

•	the ability of First Advantage to successfully integrate Sterling’s operations;

•	cyber-attacks, information security and data privacy;

•	global political and economic conditions, including rising interest rates, the impact of inflation and challenges in the global supply chain; and

•

events and trends on a national, regional and global scale, including the demand for the services provided by Sterling and First Advantage due to levels of employment and economic activity, and those of a political, economic, business, competitive and regulatory nature.

First Advantage and Sterling caution that the foregoing list of factors is not exhaustive. Additional information concerning these and other risk factors is contained in First Advantage’s and Sterling’s most recently filed Annual Reports on Form 10-K (as updated by subsequent Quarterly Reports on Form 10-Q), Current Reports on Form 8-K and other SEC filings, as such filings may be amended from time to time. All of the forward-looking statements made by First Advantage or Sterling contained or incorporated by reference in this information statement/prospectus and all subsequent written and oral forward-looking statements concerning First Advantage, Sterling, the transaction or other matters attributable to First Advantage or Sterling or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statement above.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this information statement/prospectus, which speak only as of the date such statements were made. Neither First Advantage nor Sterling undertakes any obligation to update or revise any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by applicable law.

INFORMATION ABOUT STERLING

Sterling Check Corp.

Sterling Check Corp., a Delaware corporation (referred to as Sterling), is a leading global provider of technology-enabled background and identity verification services. Sterling offers a comprehensive hiring and risk management solution that begins with identity verification, followed by criminal background screening, credential verification, drug and health screening, processing of employee documentation required for onboarding and ongoing risk monitoring. Sterling’s services are generally delivered through its purpose-built, proprietary, cloud-based technology platform that empowers organizations with real-time and data-driven insights to conduct and manage their employment screening programs efficiently and effectively. Sterling common stock trades on The Nasdaq Stock Market LLC under the symbol “STER”. The corporate headquarters of Sterling are located at 6150 Oak Tree Boulevard, Suite 490, Independence, Ohio 44131, and its telephone number is (800) 853-3228.

INFORMATION ABOUT FIRST ADVANTAGE AND MERGER SUB

First Advantage Corporation

First Advantage Corporation, a Delaware corporation (referred to as First Advantage), is a leading provider of employment background screening, identity, and verification solutions. First Advantage delivers innovative services and insights that help its customers manage risk and hire the best talent. Enabled by its proprietary technology, First Advantage helps companies protect their brands and provide safer environments for their customers and their most important resources: employees, contractors, contingent workers, tenants, and drivers. First Advantage common stock trades on The Nasdaq Stock Market LLC under the symbol “FA”. The principal executive offices of First Advantage are located at 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328, and its telephone number is (888) 314-9761.

Starter Merger Sub, Inc.

Starter Merger Sub, Inc., a Delaware corporation (referred to as Merger Sub), is an indirect, wholly-owned subsidiary of First Advantage. Merger Sub was formed by First Advantage solely in contemplation of the transaction, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the merger agreement. The principal executive offices of Merger Sub are located at c/o First Advantage Inc., 1 Concourse Parkway NE, Suite 200, Atlanta, Georgia 30328, and its telephone number is (888) 314-9761.

THE TRANSACTION

This section of the information statement/prospectus describes the material aspects of the transaction. This section may not contain all of the information that is important to you. You should carefully read this entire information statement/prospectus and the documents incorporated by reference into this information statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this information statement/prospectus as Annex A, for a more complete understanding of the transaction. In addition, important information about each of First Advantage and Sterling is included in or incorporated by reference into this information statement/prospectus. For additional information regarding the location of information incorporated by reference into this information statement/prospectus, please see the section titled “Where You Can Find More Information”.

Effects of the Transaction

First Advantage, Merger Sub and Sterling have entered into the merger agreement, pursuant to which First Advantage will indirectly acquire Sterling with Sterling becoming an indirect, wholly-owned subsidiary of First Advantage. Upon satisfaction or waiver of the closing conditions set forth in the merger agreement, Merger Sub will merge with and into Sterling (referred to as the transaction). Sterling will be the surviving corporation of the merger with Merger Sub and become an indirect, wholly-owned subsidiary of First Advantage.

Merger Consideration

Upon completion of the transaction, each issued and outstanding share of Sterling common stock (other than (i) canceled shares, (ii) dissenting shares and (iii) excluded shares) will be converted into the right to receive, at the election of the holder of such share and subject to proration, $16.73 in cash, without interest, or 0.979 of a share of First Advantage common stock. Each Sterling stockholder may elect a different form of consideration for each share that such Sterling stockholder owns. Sterling stockholders may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if a Sterling stockholder owns more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. Whether a Sterling stockholder receives their elected merger consideration will depend on the election of other Sterling stockholders and the proration mechanism. No fractional shares of First Advantage common stock will be issued in the transaction, and holders of Sterling common stock will instead receive cash in lieu of fractional shares of First Advantage common stock.

The merger consideration is subject to proration so that 72% of Sterling common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive cash consideration and 28% will be converted into the right to receive stock consideration, based on an exchange ratio of 0.979 of a share of First Advantage common stock. Holders of Sterling common stock who do not make an election will be treated as having elected to receive cash consideration or stock consideration in accordance with the proration methodology in the merger agreement.

On February 28, 2024 (the last full trading day before the announcement of the transaction), the closing stock price per share of First Advantage common stock was $16.84, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.49 per share. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

First Advantage will issue up to 27,150,000 shares of First Advantage common stock to Sterling stockholders as stock consideration pursuant to the merger agreement. The actual number of shares of First Advantage common stock to be issued pursuant to the transaction will be determined at completion of the transaction based on the exchange ratio and the number of shares of Sterling common stock outstanding at such time. Based on up to 27,150,000 shares of First Advantage common stock that may be issued to Sterling stockholders, and the number of shares of First Advantage common stock outstanding as of May 3, 2024, immediately after completion of the transaction, former Sterling stockholders would own approximately 16% of the outstanding shares of First Advantage common stock.

On May 28, 2024 (the most recent practicable date prior to the date of this information statement/prospectus), the closing price per share of First Advantage common stock was $16.85, which, after giving effect to the exchange ratio of 0.979, has an implied value of approximately $16.50 per share of Sterling common stock. Based on this price, with respect to the stock consideration and the cash consideration of $16.73 per share, upon completion of the transaction, Sterling stockholders that receive the cash consideration for 72% of their shares of Sterling common stock and receive the stock consideration for 28% of their shares of Sterling common stock would receive total merger consideration with an implied value of approximately $16.66 per share.

The implied value of the stock consideration will fluctuate, however, as the market price of First Advantage common stock fluctuates because the stock consideration is payable in a fixed number of shares of First Advantage common stock. As a result, the value of the stock consideration that Sterling stockholders will receive upon completion of the transaction could be greater than, less than or the same as the value of the stock consideration on the date of this information statement/prospectus, or on the date on which Sterling stockholders make their election. Accordingly, Sterling and First Advantage encourage you to obtain current stock price quotations for First Advantage common stock and Sterling common stock before making your election.

Background of the Transaction

Sterling’s senior management and the Sterling board of directors regularly review Sterling’s performance, strategy, competitive position, opportunities and prospects in light of current business and economic environments and developments in the background screening and identity verifications industry and the opportunities and challenges facing participants in the industry. These reviews have included consideration by Sterling’s senior management and the Sterling board of directors of potential strategic alternatives, including acquisitions, business combinations and other strategic transactions.

On June 27, 2022, Joshua Peirez, Chief Executive Officer of Sterling, and Scott Staples, Chief Executive Officer of First Advantage, had a telephonic meeting to discuss an unrelated commercial matter. During the meeting, Mr. Staples asked Mr. Peirez whether Sterling might consider a potential “merger of equals” transaction between Sterling and First Advantage. Messrs. Staples and Peirez discussed the strategic rationale with respect to such a transaction, but did not discuss the price or any other terms of a potential transaction. Mr. Peirez indicated that he would raise Mr. Staples’s suggestion with the Sterling board of directors.

On July 7, 2022, the Sterling board of directors met with representatives of Sterling management, and, at the invitation of the Sterling board of directors, Goldman Sachs’s Investment Banking business unit, a financial advisor to Sterling (referred to as Goldman Sachs IB), and Fried, Frank, Harris, Shriver & Jacobson LLP, legal counsel to Sterling (referred to as Fried Frank). During this meeting, the Sterling board of directors discussed, among other things, potential strategic alternatives for Sterling, including, among other things, a potential transaction between Sterling and First Advantage. Mr. Peirez reviewed with the Sterling board of directors his conversation with Mr. Staples. Representatives of Fried Frank reviewed with the Sterling board of directors possible transaction structures and other preliminary considerations for a potential transaction between Sterling and First Advantage. Representatives of Goldman Sachs IB discussed a potential transaction between Sterling and First Advantage from a financial perspective based upon publicly available market information. After discussion, the Sterling board of directors determined to continue evaluating the possibility of various strategic alternatives for Sterling, including a potential transaction with First Advantage, and authorized Goldman Sachs IB to engage in preliminary and exploratory discussions with First Advantage. Goldman Sachs IB has been an outside financial advisor to Sterling and the Sterling board of directors for many years. Goldman Sachs IB will receive a fee of up to $30 million for such services provided in connection with the transaction, of which $20 million is payable upon the completion of the transaction and an additional $10 million of which is payable at the sole discretion of Sterling in connection with the completion of the transaction.

In late July and early August 2022, representatives of Goldman Sachs IB spoke with representatives of First Advantage to gauge First Advantage’s interest in discussing a potential strategic transaction with Sterling.

On August 2, 2022, the First Advantage board of directors met with representatives of First Advantage management, as well as representatives of Silver Lake. During this meeting, the First Advantage board of directors discussed, among other things, a potential transaction between Sterling and First Advantage.

On August 12, 2022, First Advantage delivered a confidential proposal (referred to as the August 12, 2022 Proposal) to Mr. Peirez, proposing the acquisition of Sterling by First Advantage. The August 12, 2022 Proposal noted that First Advantage was prepared to offer Sterling stockholders shares of First Advantage common stock in a potential transaction that would result in the Sterling stockholders retaining a 45% pro forma ownership in the combined company, implying a price of $19.51 per share of Sterling common stock. The August 12, 2022 Proposal also proposed that (i) Mr. Staples would become Executive Chairman of the combined company and Mr. Peirez would become Chief Executive Officer of the combined company, (ii) the board of directors of the combined company would be proportionate to the pro forma ownership of the Sterling stockholders and First Advantage stockholders plus management representation, initially consisting of an eleven member board comprising three directors from Goldman Sachs’s Private Equity group (referred to as Goldman Sachs PE), three directors from Silver Lake, three independent directors, and Messrs. Staples and Peirez, and (iii) certain stockholders would enter into a stockholders agreement providing for director designation rights that fall away at certain ownership thresholds and a sell-down coordination for large stockholders, including pro rata tag-along and piggyback rights. The August 12, 2022 Proposal was shared with the entire Sterling board of directors.

On August 15, 2022, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB and Fried Frank. During the meeting, the Sterling board of directors reviewed the terms of the August 12, 2022 Proposal with Sterling management and its advisors. Representatives of Fried Frank reviewed with the Sterling board of directors its fiduciary duties in the context of considering a potential transaction as outlined in the August 12, 2022 Proposal. Representatives of Goldman Sachs IB reviewed the potential transaction outlined in the August 12, 2022 Proposal based upon publicly available market information. The Sterling board of directors noted that the exchange ratio proposed by First Advantage reflected a 2.5% discount to the one-month average relative stock prices and a 3.2% discount to the then-current relative stock prices. The Sterling board of directors discussed its potential willingness to consider a “merger of equals” transaction, but expected that such a transaction would be an “at the market” transaction. The Sterling board of directors also discussed that the proposed composition of the board of directors of the combined company would generally be proportionate to the pro forma ownership of the Sterling stockholders and First Advantage stockholders plus management representation. It was noted that, in connection with any potential transaction, the Goldman Sachs PE entities that hold shares of Sterling common stock would not accept any consideration in the merger for their shares that was greater or different than the consideration received by the public stockholders in the merger for their shares. After discussion, the Sterling board of directors determined to continue preliminary and exploratory discussions with First Advantage and authorized members of management and Goldman Sachs IB to engage in such discussions.

On August 16 and 17, 2022, Mr. Peirez and representatives of Goldman Sachs IB discussed the August 12, 2022 Proposal, including the calculation of the proposed exchange ratio and potential board composition, with representatives of First Advantage.

On August 18, 2022, on behalf of First Advantage, Mr. Staples delivered a confidential revised proposal (referred to as the August 18, 2022 Proposal) to Mr. Peirez. The August 18, 2022 Proposal noted that First Advantage was prepared to offer Sterling stockholders shares of First Advantage common stock in a potential transaction that would result in the Sterling stockholders receiving an increased pro forma ownership in the combined company of 46.5%, implying a price of $20.68 per share of Sterling common stock. The August 18, 2022 Proposal also noted that either Goldman Sachs PE or Silver Lake could replace one or more of its designated directors with additional independent directors. The August 18, 2022 Proposal additionally noted that all other terms of the August 12, 2022 Proposal would remain intact. The August 18, 2022 Proposal was made available to the entire Sterling board of directors.

Later on August 18, 2022, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB and Fried Frank. During the meeting, the Sterling directors reviewed the terms of the August 18, 2022 Proposal with Sterling management and its advisors. The Sterling board of directors noted that the proposed exchange ratio continued to reflect a discount to the then-current Sterling stock price. After discussion, the Sterling board of directors authorized management and its advisors to engage in discussions with representatives of First Advantage with respect to the proposal.

On August 19, 2022, representatives of Goldman Sachs IB discussed with representatives of First Advantage the exchange ratio reflected in the August 18, 2022 Proposal.

On August 22, 2022, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB and Fried Frank. During the meeting, the Sterling board of directors reviewed again the terms of the August 18, 2022 Proposal with Sterling management and its advisors. After discussion, the Sterling board of directors directed Goldman Sachs IB to respond to First Advantage and its representatives that a transaction at a discount to the market stock price was not acceptable to Sterling.

On August 22 and 24, 2022, representatives of Goldman Sachs IB discussed the exchange ratio calculations with representatives of First Advantage.

Later on August 24, 2022, Mr. Staples emailed Mr. Peirez to provide written notification of First Advantage’s termination and cessation of any further negotiations regarding a potential transaction between Sterling and First Advantage.

On January 19, 2023, Messrs. Peirez and Staples met for dinner in New York City with a representative of First Advantage and Adrian Jones, who is both Chairman of Global Equity at Goldman Sachs PE and a member of the Sterling board of directors. After Sterling and First Advantage ceased negotiations regarding a potential transaction, Messrs. Peirez and Staples stayed in touch on an informal basis unrelated to a potential transaction. In that regard, Messrs. Peirez and Staples had arranged the dinner and believed that having other representatives of Sterling and First Advantage meet in person was potentially beneficial to both companies. Among other things, the group discussed potentially re-engaging in discussions concerning a transaction involving Sterling and First Advantage, including whether such a potential transaction would be structured as a “merger of equals.”

On February 23, 2023, at its regularly scheduled quarterly meeting, the Sterling board of directors met with representatives of Goldman Sachs IB and Fried Frank. During such meeting, representatives of Fried Frank reviewed with the Sterling board of directors its fiduciary duties. Representatives of Goldman Sachs IB also discussed a potential “merger of equals” transaction between Sterling and First Advantage from a financial perspective based upon publicly available market information. After discussion, the Sterling board of directors determined not to pursue a potential transaction between Sterling and First Advantage at that time, given the relative stock price of each company since the August 18, 2022 Proposal and other market considerations.

On March 10, 2023, representatives of Sterling and Goldman Sachs IB met with a representative of First Advantage to discuss whether there were any further updates regarding a potential transaction involving Sterling and First Advantage. No price or other terms of a potential transaction were discussed, and the parties agreed that, given the relative stock prices of both companies and the previous discussions, it was not the right time to try to reach an agreement.

On October 12, 2023, Messrs. Peirez and Staples met for lunch in New York City at Mr. Staples’ request. Among other things, they discussed the possibility of re-engaging in discussions concerning a potential transaction between Sterling and First Advantage. Mr. Staples stated that the First Advantage board of directors was considering potential structures for such a transaction, but Messrs. Peirez and Staples did not discuss the price or any other terms of a potential transaction between Sterling and First Advantage. Mr. Peirez subsequently updated the Sterling board of directors.

In late October 2023 and in November 2023, at the direction of the Sterling board of directors subsequent to the October 12, 2023 lunch meeting between Messrs. Peirez and Staples, representatives of Goldman Sachs IB contacted representatives of First Advantage to follow up regarding First Advantage’s interest in exploring a potential transaction with Sterling. The representatives of Goldman Sachs IB and First Advantage did not discuss the price or any other terms of a potential transaction.

On November 30, 2023, representatives of Sterling and Goldman Sachs IB met with a representative of First Advantage. First Advantage had indicated that the First Advantage board of directors continued to consider the possibility of a potential transaction between Sterling and First Advantage. No price or other terms of a potential transaction were discussed, and First Advantage did not provide any indication that a proposal would be forthcoming. The representatives of Sterling and Goldman Sachs IB updated the Sterling board of directors.

On December 12, 2023, representatives of Goldman Sachs IB spoke with a representative of First Advantage. The representative of First Advantage confirmed First Advantage’s interest in a potential transaction with Sterling and indicated that First Advantage planned to submit a confidential proposal to Sterling before the holidays and hoped to receive a response from Sterling within the first few weeks of January 2024. The representative of First Advantage stated that First Advantage was evaluating, among other things, pro forma ownership by the stockholders of each party, pro forma leverage of the combined company, cash consideration for a potential transaction, and other potential considerations. The representatives of Goldman Sachs IB and First Advantage did not discuss price or any other terms of a potential transaction. The representatives of Goldman Sachs IB updated the Sterling board of directors.

On December 22, 2023, a representative of First Advantage contacted representatives of Goldman Sachs IB to state that First Advantage was finalizing the terms of a confidential proposal and intended to deliver such proposal to Sterling the following week. The representatives of Goldman Sachs IB and First Advantage did not discuss price or any other terms of a potential transaction between Sterling and First Advantage. Goldman Sachs IB updated the Sterling board of directors with respect to the discussions.

On December 28, 2023, representatives of First Advantage contacted representatives of Goldman Sachs IB to preview the terms of an unsolicited confidential proposal to be delivered by First Advantage to Sterling the following day. Goldman Sachs IB updated the Sterling board of directors.

On December 29, 2023, First Advantage delivered an unsolicited confidential proposal letter (referred to as the December 29, 2023 Letter) to Mr. Peirez, proposing the acquisition of Sterling by First Advantage in a cash and stock transaction. The December 29, 2023 Letter was addressed to the Sterling board of directors and was made available to the Sterling board of directors. The December 29, 2023 Letter noted that First Advantage was prepared to offer Sterling stockholders approximately $15.88 per share of Sterling common stock, in the form of either $15.35 in cash or 0.99 shares of First Advantage common stock at the election of each Sterling stockholder and subject to proration such that the total merger consideration would be 45% cash and 55% stock. The December 29, 2023 Letter also noted that the Sterling stockholders would retain a 27% pro forma ownership in the combined company. The December 29, 2023 Letter noted that the proposed transaction would be approved by written consent of Silver Lake, as the majority stockholder of First Advantage, and that First Advantage would expect several of Sterling’s stockholders to sign customary voting agreements. The December 29, 2023 Letter further noted that the proposed transaction would be funded through a combination of cash on hand and committed debt financing. The December 29, 2023 Letter proposed that, in connection with Sterling’s pro forma ownership in the combined company, two members of the Sterling board of directors, as mutually agreed upon between Sterling and First Advantage, would be invited to join the board of directors of the combined company. The December 29, 2023 Letter acknowledged that First Advantage would propose a right of each party to terminate the merger agreement if the proposed transaction did not close within 12 months following the signing of the merger agreement but did not contemplate any reverse termination fee. First Advantage also noted in the December 29, 2023 Letter its desire to move quickly towards a definitive agreement with Sterling, with announcement of a signed transaction to coincide with the parties’ scheduled fourth quarter and full year 2023 earnings announcements.

On December 30, 2023, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB and Fried Frank. During the meeting, the Sterling board of directors reviewed the terms of the December 29, 2023 Letter with Sterling management and its advisors. Representatives of Fried Frank reviewed with the Sterling board of directors its fiduciary duties in the context of considering a potential transaction. Additionally, representatives of Fried Frank reviewed with the Sterling board of directors the potential regulatory approvals required in connection with the proposed transaction. Representatives of Goldman Sachs IB reviewed the proposal in the December 29, 2023 Letter from a financial perspective based on publicly available information. The representatives of Goldman Sachs IB provided a comparison of key financial metrics for the two companies and relative share and trading performance and multiples, preliminary and pro forma analyses, preliminary valuation analyses and premia analysis for precedent transactions. In addition, the Sterling board of directors discussed potential strategic alternatives including transactions with potential third parties that might have the strategic interest and financial resources to engage in a transaction with Sterling. It was noted that, in connection with any potential transaction, the Goldman Sachs PE entities that hold shares of Sterling common stock would not accept any consideration in the merger for their shares that was greater or different than the consideration received by the public stockholders in the merger for their shares. This point was reiterated at subsequent meetings of the Sterling board of directors. After discussion, the Sterling board of directors determined to further consider the proposal set forth in the December 29, 2023 Letter. The Sterling board of directors also discussed engaging a second investment bank, in addition to Goldman Sachs IB, to advise Sterling and the Sterling board of directors in connection with the proposal set forth in the December 29, 2023 Letter.

Beginning on December 30, 2023, Mr. Peirez, at the direction of the Sterling board of directors, contacted multiple global investment banks regarding Sterling’s potential engagement of such banks to serve as an additional financial advisor in connection with the proposed transaction with First Advantage.

On January 6, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB and Fried Frank. Mr. Peirez reported on his discussions with potential additional financial advisors. During the meeting, the Sterling board of directors again reviewed the terms of the December 29, 2023 Letter with Sterling management and its advisors. Representatives of Goldman Sachs IB again reviewed the proposal in the December 29, 2023 Letter from a financial perspective and also discussed certain preliminary financial metrics regarding the proposal in the December 29, 2023 Letter. The Goldman Sachs IB representatives reviewed with the Sterling board of directors illustrative pro forma analyses. The Goldman Sachs IB representatives also reviewed Sterling’s standalone business and prospects, including a detailed overview of the financial projections prepared by Sterling management for fiscal years 2024 through 2028 and the challenges facing Sterling and the industry more generally. The Goldman Sachs IB representatives provided a detailed review of Goldman Sachs IB’s preliminary analyses of the proposal set forth in the December 29, 2023 Letter. The Sterling board of directors then discussed potential responses to the December 29, 2023 Letter, including a potential purchase price per share increase, proposed changes to the consideration mix of cash and stock, and potential governance changes. Representatives of Fried Frank presented to the Sterling board of directors a timeline of potential regulatory approvals needed for the proposed transaction with First Advantage, if such a transaction were to occur.

On January 8, 2024, Mr. Peirez contacted Citi regarding Sterling’s potential engagement of Citi as a financial advisor in connection with the proposed transaction with First Advantage.

On January 11, 2024, Citi provided the Sterling board of directors with customary relationship disclosures regarding Citi’s relationships with First Advantage, Silver Lake, Sterling, Goldman Sachs PE and Caisse de dépôt et placement du Québec (referred to as CDPQ), which is an investor in Sterling.

Also on January 11, 2024, representatives of Goldman Sachs IB discussed with representatives of First Advantage the potential synergies that could be expected from the proposed transaction between Sterling and First Advantage based upon publicly available information.

Additionally on January 11, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank. Mr. Peirez noted that Sterling had engaged in preliminary discussions with Citi to serve as an additional financial advisor to provide financial advice and, if an agreement providing for a transaction could be reached, potentially a fairness opinion in connection with the proposed transaction. Representatives of Fried Frank noted that Citi had provided customary relationship disclosures regarding Citi’s relationships with First Advantage, Silver Lake, Sterling, Goldman Sachs PE and CDPQ. The Sterling board of directors discussed the independence, merits and qualifications of the Citi team. Following discussion, the Sterling board of directors approved the engagement of Citi as an additional financial advisor, subject to finalizing a customary engagement letter. During the meeting, the Sterling board of directors again reviewed the terms of the December 29, 2023 Letter with Sterling management and its advisors. Representatives of Goldman Sachs IB again reviewed the proposal in the December 29, 2023 Letter from a financial perspective and discussed certain updated financial metrics regarding First Advantage’s proposal. The Goldman Sachs IB representatives reviewed with the Sterling board of directors illustrative pro forma analyses, including a detailed overview of the financial projections prepared by Sterling management for fiscal years 2024 through 2028. Representatives of Citi separately shared their preliminary views of First Advantage’s proposal. The Sterling board of directors then discussed with its advisors the potential economic and governance terms of a counterproposal to the December 29, 2023 Letter, including (i) an increase in purchase price from approximately $15.88 to $18.50 per share of Sterling common stock, (ii) an increase in board representation to three directors designated by Sterling for appointment to the board of directors of the combined company, including Mr. Peirez who would become Vice Chair of the combined company, and (iii) a reverse termination fee payable by First Advantage in the event that regulatory approval were not received with 12 months after signing. The representatives of Goldman Sachs IB and Citi provided their views on the potential counterproposal and strategy and reviewed with the Sterling board of directors a draft response letter to First Advantage. The Sterling board of directors also discussed the merits of pursuing any transaction at this time, including the benefits to the holders of Sterling common stock and the likelihood of potential alternative transactions. Following such discussion, the Sterling board of directors authorized the delivery of the response letter to First Advantage.

On January 12, 2024, Sterling sent a letter to the First Advantage board of directors, setting forth the terms of Sterling’s counterproposal to the December 29, 2023 Letter (referred to as the January 12, 2024 Letter). The January 12, 2024 Letter proposed an acquisition of Sterling by First Advantage on the following terms: (i) a purchase price of $18.50 per share of Sterling common stock, with Sterling remaining willing to consider different mixes of consideration, (ii) Sterling’s designation of three directors for appointment to the board of directors of the combined company, including Mr. Peirez who would become Vice Chair of the combined company, and (iii) First Advantage would pay a reverse termination fee if the proposed transaction did not close in a timely manner for regulatory reasons.

On January 16, 2024, representatives of Goldman Sachs IB discussed with representatives of First Advantage the potential synergies that could be expected from the proposed transaction between Sterling and First Advantage based upon publicly available information.

On January 26, 2024, representatives of Sterling, First Advantage, Goldman Sachs IB and J.P. Morgan, financial advisor to First Advantage, had a telephonic meeting to discuss each party’s views concerning the potential synergies that could be expected from the proposed transaction between Sterling and First Advantage based upon publicly available information. The representatives of Sterling, First Advantage, Goldman Sachs IB

and J.P. Morgan did not discuss price or any other terms of the proposed transaction between Sterling and First Advantage.

On February 3, 2024, Sterling received a letter from First Advantage responding to the January 12, 2024 Letter (referred to as the February 3, 2024 Letter). The February 3, 2024 Letter set out the following terms of First Advantage’s counterproposal: (i) total merger consideration of $1.175 billion in cash and 26.5 million shares of First Advantage common stock, (ii) each Sterling stockholder would have the right to elect to receive either cash or stock consideration, subject to proration such that the total merger consideration would be 73% cash and 27% stock, (iii) Sterling would designate two directors for appointment to the board of directors of the combined business, including Mr. Peirez who would serve as Vice Chair of the combined company, (iv) First Advantage would pay a $40 million reverse termination fee in the event that the proposed transaction did not close within 12 months due to a failure to receive required antitrust approval, and (v) certain stockholders of Sterling would enter into a stockholders agreement with First Advantage. The February 3, 2024 Letter also proposed that Sterling and First Advantage would enter into an exclusivity agreement through the date of First Advantage’s earnings announcement on February 29, 2024.

On February 4, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank. During the meeting, the Sterling board of directors reviewed the terms of the February 3, 2024 Letter with Sterling management and its advisors. Fried Frank made a presentation reminding the Sterling board of directors of its fiduciary duties in the context of considering the proposed transaction. Representatives of Goldman Sachs IB reviewed with the board of directors the key economic and other terms of the February 3, 2024 Letter, including the revised purchase price and the consideration mix. The Goldman Sachs IB representatives provided a detailed review of the updated proposal, including, among other things, financial projections prepared by Sterling management, trading multiples, discounted cash flow, and precedent transactions. The Citi representatives previewed with the Sterling board of directors Citi’s preliminary financial analyses regarding the February 3, 2024 Letter, including, among other things, a discussion of financial projections prepared by Sterling management, trading multiples, discounted cash flow and precedent transactions. The Sterling board of directors then discussed with its advisors potential economic and governance terms of a counterproposal to the February 3, 2024 Letter, including (i) an increase in the total purchase price and (ii) an increase from $40 million to $60 million in the amount of the reverse termination fee payable by First Advantage in the event that antitrust approval is not received within 12 months after signing. The Sterling board of directors then unanimously directed Sterling management and Goldman Sachs IB to relay the counterproposal terms to First Advantage.

Later on February 4, 2024 and on February 5, 2024, representatives of Sterling and Goldman Sachs IB spoke with a representative of First Advantage to discuss the counterproposal terms.

On February 5, 2024, in response to discussions with representatives of Sterling and Goldman Sachs IB, a representative of First Advantage communicated to representatives of Sterling updates to the economic terms of First Advantage’s further revised proposal, namely: (i) a purchase price of $1.2 billion in cash and 27.15 million shares of First Advantage common stock, (ii) a $60 million reverse termination fee to be paid by First Advantage if antitrust approval is not received within 12 months after signing, and (iii) a cap of $20 million on the fees payable by Sterling to its financial advisors.

On February 6, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank to discuss updates regarding the terms of the proposed transaction with First Advantage. Representatives of Goldman Sachs IB reviewed with the Sterling board of directors their updated analysis and the key economic terms of the updated proposal received from First Advantage. Representatives of Citi separately reviewed with the Sterling board of directors Citi’s preliminary financial analyses regarding the updated proposal. The Sterling board of directors acknowledged that the contemplated purchase price is predicated on the satisfactory completion of due diligence and the parties’ negotiation of a mutually acceptable merger agreement. After discussion, the Sterling board of directors unanimously determined that Sterling should enter into confidentiality arrangements with First Advantage to enable Sterling to engage in negotiating the proposed transaction with First Advantage.

Also on February 6, 2024, following the conclusion of the meeting of the Sterling board of directors, Mr. Peirez informed Mr. Staples that Sterling was willing to proceed with the proposed transaction with First Advantage on the terms approved by the Sterling board of directors, namely: (i) a purchase price of $1.2 billion in cash and 27.15 million shares of First Advantage common stock, (ii) a $60 million reverse termination fee to be paid by First Advantage if antitrust approval is not received within 12 months after signing, (iii) a cap of $30 million on the fees payable by Sterling to its financial advisors, and (iv) the other terms outlined in the February 3, 2024 Letter. Mr. Staples confirmed First Advantage’s agreement to move forward on the basis of these terms.

Also on February 6, 2024, representatives of Simpson Thacher & Bartlett LLP, legal counsel to First Advantage (referred to as Simpson Thacher), sent Fried Frank initial drafts of a confidentiality agreement and an exclusivity agreement to be entered into between Sterling and First Advantage in connection with the proposed transaction.

On February 7, 2024, representatives of Fried Frank and Simpson Thacher held a telephonic meeting to discuss the drafting of transaction documents, potential structures for the proposed transaction and the timeline of the proposed transaction. During such meeting, Simpson Thacher stated that First Advantage would expect the majority stockholders of Sterling to adopt and approve the merger agreement by stockholder written consent shortly after the execution of the merger agreement, thereby effectively eliminating the post-signing period during which the Sterling board of directors would, under certain circumstances, have the ability to consider acquisition proposals from third parties, and also confirmed the request that certain Sterling stockholders enter into a stockholders agreement with First Advantage in connection with the proposed transaction.

Also on February 7, 2024, representatives of Citi, Goldman Sachs IB and J.P. Morgan held a telephonic meeting to discuss the timeline of the proposed transaction and the scheduling of due diligence calls and meetings.

On February 7 and 8, 2024, representatives of Fried Frank and Simpson Thacher exchanged revised drafts of the confidentiality agreement and the exclusivity agreement.

On February 9, 2024, Sterling and First Advantage executed the mutual confidentiality agreement, which contained a customary standstill provision in respect of Sterling, and the mutual exclusivity agreement.

Between February 9, 2024 and February 14, 2024, representatives of J.P. Morgan, Citi, Goldman Sachs IB, Simpson Thacher and Fried Frank exchanged initial due diligence and reverse due diligence requests lists, and each of Sterling and First Advantage provided access to a virtual data room to the other party and its advisors.

Between February 13, 2024 and February 28, 2024, Sterling and First Advantage each engaged in due diligence with respect to accounting, business, technology, cybersecurity, human resources, legal, tax and other matters.

On February 16, 2024, representatives of Simpson Thacher delivered an initial draft of the merger agreement to representatives of Fried Frank.

On February 20, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank to discuss the initial draft of the merger agreement received from Simpson Thacher. Representatives of Fried Frank reviewed with the Sterling board of directors key terms of the initial draft of the merger agreement. The initial merger agreement included provisions that included, among other things, (i) the majority stockholders of Sterling being required to deliver a stockholder written consent adopting the merger agreement within one hour after signing, (ii) Sterling not having any post-signing period to consider alternative acquisition proposals from third parties, (iii) First Advantage having a unilateral right to extend the termination date under the merger agreement by an additional six months in the event that antitrust approval is not received within 12 months after signing, without any increase in the $60 million reverse termination fee to be paid by First Advantage if antitrust approval is not received within such 18-month time period, and (iv) a $85 million reverse termination fee to be paid by First Advantage if the proposed transaction fails to close due to a financing failure. The Sterling management and directors instructed Fried Frank to revise the merger agreement to reflect (i) the solicitation of stockholder approval at a meeting of the stockholders of Sterling, (ii) Sterling having a 30-day post-signing “go shop” period to solicit alternative acquisition proposals from third parties, which period would be followed by a “window shop” period, (iii) a $60 million reverse termination fee payable by First Advantage if antitrust approval is not received within 12 months after signing and, if First Advantage elects to extend the termination date, a $90 million reverse termination fee payable by First Advantage if antitrust approval is not received within 18 months after signing, and (iv) a $125 million reverse termination fee to be paid by First Advantage if the proposed transaction fails to close due to a financing failure.

On February 21, 2024, representatives of Fried Frank delivered a revised draft of the merger agreement to Simpson Thacher reflecting the positions described above.

Also on February 21, 2024, the First Advantage board of directors met with representatives of First Advantage management, Silver Lake, J.P. Morgan and Simpson Thacher to receive an update on the negotiation of the merger agreement and related transaction documents and to discuss updates regarding First Advantage’s due diligence investigation of Sterling. Representatives of Simpson Thacher also reviewed with the First Advantage board of directors its fiduciary duties in the context of considering the proposed transaction with Sterling. Representatives of J.P. Morgan then reviewed with the First Advantage board of directors certain financial considerations associated with the terms of the proposed transaction.

Also on February 21, 2024, representatives of Sterling, First Advantage, Goldman Sachs IB and J.P. Morgan met in person in Atlanta, Georgia. At the meeting, representatives of First Advantage delivered a management presentation to Sterling regarding First Advantage’s historical evolution and recent financial performance.

Additionally, on February 21, 2024, representatives of Fried Frank and Simpson Thacher discussed the revised draft of the merger agreement, including (i) whether the majority stockholders of Sterling would be required to deliver a stockholder written consent adopting the merger agreement within one hour after signing and (ii) whether Sterling would have any post-signing period to consider potential alternative acquisition proposals from third parties.

Between February 21, 2024 and February 24, 2024, representatives of Sterling and First Advantage had multiple calls to discuss certain merger agreement terms.

On February 22, 2024, Mr. Peirez and representatives of Fried Frank had a telephonic meeting with representatives of Goldman Sachs PE. The representatives of Fried Frank relayed to Goldman Sachs PE that First Advantage had stated that the delivery by the Specified Stockholders of a stockholder written consent adopting the merger agreement within one hour after signing was a precondition to First Advantage’s willingness to proceed with the proposed transaction. The representatives of Goldman Sachs PE informed Mr. Peirez and Fried Frank that, while willing to consider the request, Goldman Sachs PE was not comfortable agreeing to such request unless (i) the Sterling board of directors had also indicated its willingness to agree to such request and (ii) Sterling would be permitted to consider alternative acquisition proposals from third parties for a reasonable period of time after signing the merger agreement and to terminate the merger agreement in order to accept a superior proposal.

On February 24, 2024, representatives of Simpson Thacher delivered an initial draft of the stockholders agreement and a revised draft of the merger agreement to representatives of Fried Frank. The revised draft of the merger agreement permitted the Sterling board of directors to consider alternative acquisition proposals for a period of 24 days after signing. The revised draft of the merger agreement also reinserted the proposal that the Specified Stockholders be required to adopt the merger agreement by stockholder written consent within one hour after signing, with the understanding that such stockholder approval would not impact Sterling’s ability to terminate the merger agreement in order to accept a superior proposal during such 24-day period. The revised draft of the merger agreement provided that, if Sterling terminated the merger agreement to accept a superior proposal during such 24-day period, Sterling would be required to pay a termination fee, the proposed amount of which remained unresolved.

On February 25, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank to discuss the status of negotiations and key terms in the revised draft of the merger agreement received from Simpson Thacher. Representatives of Fried Frank reviewed with the Sterling board of directors the proposal that the Sterling board of directors be permitted to consider alternative acquisition proposals for a reasonable period of time after signing. Representatives of Fried Frank also reviewed with the Sterling board of directors the proposal that the Specified Stockholders be required to adopt the merger agreement by stockholder written consent within one hour after signing.

On February 26, 2024, representatives of Fried Frank delivered revised drafts of the merger agreement and the stockholders agreement to representatives of Simpson Thacher.

Also on February 26, 2024, representatives of Simpson Thacher delivered to representatives of Fried Frank an initial draft of a support agreement to be entered into by the Specified Stockholders, including the proposed form of stockholder written consent.

Between February 26, 2024 and February 28, 2024, representatives of Sterling, First Advantage, Goldman Sachs PE, Silver Lake, Goldman Sachs IB, Fried Frank and Simpson Thacher had multiple conference calls to discuss and resolve the open items in the draft merger agreement and related documentation.

On February 27, 2024, representatives of Simpson Thacher delivered revised drafts of the merger agreement and the stockholders agreement to representatives of Fried Frank.

Also on February 27, 2024, representatives of Fried Frank delivered revised drafts of the merger agreement, the stockholders agreement and the support agreement to representatives of Simpson Thacher.

On the afternoon of February 27, 2024, at its regularly-scheduled quarterly meeting, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi, Fried Frank and Cravath, Swaine & Moore LLP, antitrust counsel to Sterling (referred to as Cravath). Representatives of Fried Frank reviewed with the Sterling board of directors its fiduciary duties in the context of considering the proposed transaction. The Sterling board of directors received an update regarding First Advantage’s due diligence investigation of Sterling and the reverse due diligence performed on First Advantage. Representatives of Fried Frank also reviewed the key terms of the merger agreement and the support agreement to be entered into by the Specified Stockholders. Those agreements contained provisions that included, among other things, (i) the majority stockholders of Sterling being required to deliver a stockholder written consent adopting the merger agreement within one hour after signing, (ii) Sterling being permitted to consider alternative acquisition proposals from third parties for 24 days after signing the merger agreement, with the stockholder approval terminating if the Sterling board of directors determines to terminate the merger agreement to accept a superior proposal, (iii) the proposed termination fee of $85 million payable by Sterling if the Sterling board of directors determines to terminate the merger agreement to accept a superior proposal, the amount of which Fried Frank noted remained subject to ongoing negotiations between the parties, and (iv) a $100 million reverse termination fee payable by First Advantage if the proposed transaction fails to close due to a financing failure. Representatives of Cravath then reviewed with the Sterling board of directors antitrust considerations for the proposed transaction. Representatives of Goldman Sachs IB reviewed the potential transaction from a financial point of view with the Sterling board of directors and Citi reviewed with the Sterling board of directors Citi’s financial analyses of the merger consideration to be received by the holders of shares of Sterling common stock (other than First Advantage and its affiliates) pursuant to the merger agreement. The Sterling board of directors noted the customary relationship disclosures previously provided by Citi regarding Citi’s relationships with Sterling, First Advantage, Goldman Sachs PE, CDPQ and Silver Lake, and the Sterling board of directors concluded that nothing in those disclosures would compromise Citi’s ability to render independent financial advice.

After the Sterling board of directors meeting on February 27, 2024, representatives of Simpson Thacher delivered a revised draft of the merger agreement to representatives of Fried Frank.

Also on February 27, 2024, the First Advantage board of directors met with representatives of First Advantage management and Silver Lake to receive an update on the status of the proposed transaction with Sterling and to discuss updates regarding First Advantage’s due diligence investigation of Sterling.

On February 28, 2024, representatives of Fried Frank and Simpson Thacher exchanged revised drafts of the merger agreement, the support agreement and the stockholders agreement.

On the evening of February 28, 2024, the Sterling board of directors met with representatives of Sterling management, Goldman Sachs IB, Citi and Fried Frank. Representatives of Fried Frank provided an update on the negotiation of the merger agreement and related transaction documents, including a termination fee of $66.3 million payable by Sterling if the Sterling board of directors determines to terminate the merger agreement to accept a superior proposal. The representatives of Citi reviewed with the Sterling board of directors Citi’s financial analyses of the merger consideration to be received by the holders of shares of Sterling common stock (other than First Advantage and its affiliates) pursuant to the merger agreement. The representatives of Citi then rendered the oral opinion of Citi, subsequently confirmed by delivery of its written opinion, dated February 28, 2024, to the Sterling board of directors to the effect that, as of the date of the written opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the merger consideration to be received by the holders of shares of Sterling common stock (other than First Advantage and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. Following discussion, and taking into consideration various factors, including those described in the section titled “Sterling’s Reasons for the Transaction; Recommendation of the Sterling Board of Directors,” the Sterling board of directors unanimously (i) determined that the terms of the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Sterling and the Sterling stockholders, (ii) determined that it is in the best interests of Sterling and the Sterling stockholders, and declared it advisable, to enter into the merger agreement, (iii) approved the merger agreement, the execution and delivery by Sterling of the merger agreement, the performance by Sterling of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby substantially upon the terms and conditions set forth in the merger agreement and (iv) resolved to recommend, on the terms and subject to the conditions contained in the merger agreement, that the Sterling stockholders vote to adopt the merger agreement.

Also on the evening of February 28, 2024, the First Advantage board of directors met with representatives of First Advantage management and Simpson Thacher. Representatives of Simpson Thacher provided an update on the negotiation of the merger agreement and related transaction documents. Following such discussion, the First Advantage board of directors unanimously (i) determined that it is in the best interests of First Advantage and First Advantage’s stockholders, and declared it advisable, to enter into the merger agreement and (ii) approved the execution and delivery by First Advantage of the merger agreement and the performance by First Advantage of its covenants and agreements contained therein.

Following the meetings of the Sterling and First Advantage boards of directors, the applicable parties executed the merger agreement, the support agreement and the stockholders agreement, and First Advantage delivered to Sterling a fully executed version of the debt commitment letter. Promptly following execution of the merger agreement, the Specified Stockholders executed and delivered to Sterling, and the sole stockholder of Merger Sub executed and delivered to Merger Sub, a written consent adopting the merger agreement and the transactions contemplated thereby.

Before the opening of normal trading hours on The Nasdaq Stock Market LLC on February 29, 2024, First Advantage and Sterling publicly announced their entry into the merger agreement and other transaction documents.

Sterling was subject to customary non-solicitation restrictions set forth in the merger agreement. However, prior to 11:59 p.m., New York City time, on March 23, 2024, subject to the terms and conditions set forth in the merger agreement, Sterling was entitled to engage in negotiations or discussions with, and furnish nonpublic information to, a third party (other than certain excluded parties) that made an unsolicited written bona fide acquisition proposal, if the Sterling board of directors determined in good faith that such acquisition proposal constituted, or would reasonably be expected to lead to, a superior proposal (as defined in the merger agreement). At 11:59 p.m., New York City time, on March 23, 2024, the period during which Sterling could entertain superior proposals expired without any party having contacted Sterling or its financial advisors concerning a potential competing proposal.

On February 29, 2024, the Delaware Court of Chancery issued an opinion, Sjunde AP-Fonden v. Activision Blizzard, Inc., et al., C.A. No. 2022-1001-KSJM (Del. Ch. Feb. 29, 2024) (referred to as the Activision case), in which it declined to grant defendants’ motion to dismiss plaintiff’s challenges to the due authorization of a merger agreement on the basis that the merger agreement adopted by the board, at the time of its adoption, was not “essentially complete”. In an abundance of caution in light of the Activision case, on April 26, 2024, the board of directors of each of Sterling and Merger Sub, each acting by unanimous written consent, ratified the execution and delivery of the merger agreement by Sterling and Merger Sub, as applicable, pursuant to Section 204 of the DGCL. In addition, the First Advantage board of directors, by unanimous written consent, ratified and confirmed the execution and delivery by First Advantage of the merger agreement. Promptly following such ratification, the Specified Stockholders delivered to Sterling, and the sole stockholder of Merger Sub delivered to Merger Sub, a written consent readopting the merger agreement and adopting the ratification by the board of directors of each of Sterling and Merger Sub, as applicable, of the execution and delivery of the merger agreement.

Notice Regarding Ratification Under Section 204 of the Delaware General Corporate Law

On February 29, 2024, the Delaware Court of Chancery issued an opinion, Sjunde AP-Fonden v. Activision Blizzard, Inc., et al., C.A. No. 2022-1001-KSJM (Del. Ch. Feb. 29, 2024) (referred to as the Activision case), in which it declined to grant defendants’ motion to dismiss plaintiff’s challenges to the due authorization of a merger agreement on the basis that the merger agreement adopted by the board, at the time of its adoption, was not “essentially complete”. In an abundance of caution in light of the Activision case, the Sterling board of directors adopted a unanimous written consent on April 26, 2024, in accordance with Section 204 of the DGCL, ratifying the execution and delivery of the merger agreement by Sterling to eliminate the risk that, or any uncertainty as to whether, the prior execution and delivery did not comply with Section 251 of the DGCL or was otherwise a “defective corporate act” (as defined in Section 204(h)(1) of the DGCL). A copy of such unanimous written consent is attached as Annex E. Promptly following such ratification, the Specified Stockholders delivered to Sterling a written consent on April 26, 2024, reapproving and readopting the merger agreement and, in accordance with Section 204 of the DGCL, adopting the ratification of the execution and delivery by Sterling of the merger agreement. A copy of such unanimous written consent is attached as Annex F.

This notice constitutes the notice required to be given to Sterling stockholders in accordance with Section 204 of the DGCL. Any claim that any potentially defective corporate act identified and ratified under Section 204 of the DGCL pursuant to the unanimous written consent attached as Annex E is void or voidable due to the failure of authorization, or that the Delaware Court of Chancery should declare in its discretion that the ratification thereof in accordance with Section 204 of the DGCL not be effective or be effective only on certain conditions, must be brought within 120 days from April 26, 2024, the date the Sterling board of directors adopted such unanimous written consent attached as Annex E.

Sterling’s Reasons for the Transaction; Recommendation of the Sterling Board of Directors

In the course of reaching its determination and recommendation, the Sterling board of directors consulted with and received advice from Sterling’s senior management and Sterling’s outside financial and legal advisors and considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the transaction to Sterling and its stockholders. The Sterling board of directors concluded that, taken as a whole, the following factors supported its decision to approve the transaction.

Please also see the notice regarding ratification under Section 204 of the DGCL in the section titled “Notice Regarding Ratification Under Section 204 of the Delaware General Corporation Law”.

Positive Factors

In coming to its decision, the Sterling board of directors considered the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance, and believed that such factors, taken as a whole, supported its unanimous determinations and recommendations.

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Merger Consideration. The value of the merger consideration to be received by Sterling stockholders in relation to the market prices of Sterling common stock prior to the Sterling board of directors’ approval of the merger agreement.

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Premium to Trading Price of Sterling Common Stock. The fact that, based on the First Advantage stock price as of the close of trading on February 28, 2024 (the last full trading day before the public announcement of the transaction), the terms of the transaction represent (i) an implied value per share of Sterling common stock of $16.73 assuming a cash election and no proration, (ii) an implied value per share of Sterling common stock of $16.49 assuming a stock election and no proration, and (iii) a blended value per share of Sterling common stock of $16.66 assuming proration of 72% cash and 28% stock (based on the treatment of Sterling common stock, stock options and restricted stock units pursuant to the merger agreement). Such implied values or blended value, as applicable, represented a premium of (i) approximately 35%, 33% and 34%, respectively, to the closing price per share of Sterling common stock on February 28, 2024 (the last full trading day before the public announcement of the transaction) of $12.42 and (ii) approximately 26%, 24% and 25%, respectively, to the volume weighted average price per share of Sterling common stock on NASDAQ for the 30 trading days up to, and including, February 28, 2024 of $13.30.

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Uncertainty of Future Market Price. The uncertainty of Sterling’s future stock market price if Sterling remained independent. The Sterling board of directors considered Sterling’s business, assets, financial condition, results of operations, management, competitive position and prospects, as well as current industry, economic and stock and credit market conditions. The Sterling board of directors also considered Sterling’s long-range plan and the initiatives and the potential execution risks associated with such plan. As a result of such considerations, the Sterling board of directors came to the belief that it was unlikely that the trading price of Sterling common stock would, in the near term, over an extended period of time, or at all reflect a net present value greater than the value of the merger consideration.

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Negotiations with First Advantage. The benefits that Sterling and its advisors were able to obtain during its negotiations with First Advantage. The Sterling board of directors believed that the consideration reflected in the merger agreement was the best transaction that could be obtained by Sterling stockholders at the time, and that there was no assurance that a more favorable opportunity to sell Sterling would arise later or through any alternative transaction.

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Stockholder Election Opportunity. The fact that Sterling stockholders would have the right to elect to receive the merger consideration either in cash or shares of First Advantage common stock, subject to the proration mechanism in the merger agreement.

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Significant Portion of Merger Consideration in Cash. The fact that 72% of Sterling common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive cash consideration, giving Sterling stockholders the opportunity to realize value immediately for a significant portion of their investment and providing certainty of value. The Sterling board of directors also considered the fact that Sterling stockholders would be able to reinvest the cash consideration received pursuant to the merger agreement in shares of First Advantage common stock if they desired to do so.

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Participation in Potential Upside/Synergies. The benefits to Sterling that could result from the transaction, including the potential to realize synergies arising from a combination of Sterling and First Advantage. The Sterling board of directors also considered the fact that, because a portion of the merger consideration will be paid in shares of First Advantage common stock, Sterling stockholders will benefit from equity ownership in First Advantage and have the opportunity to participate in future earnings or growth of First Advantage and future appreciation in the value of First Advantage common stock following the transaction should they determine to retain the shares of First Advantage common stock payable pursuant to the merger agreement.

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Fixed Exchange Ratio for Stock Portion of Merger Consideration. The fact that because the stock consideration is based on a fixed exchange ratio of 0.979 shares of First Advantage common stock (subject to a limit of 27,150,000 shares of total First Advantage common stock to be issued in connection with the transaction), Sterling stockholders that elect to receive the stock consideration will have the opportunity to benefit from any increase in the trading price of First Advantage common stock between the announcement of the merger agreement and the completion of the transaction, and that the cash portion of the merger consideration will limit the impact of a decline in the trading price of the First Advantage common stock on the aggregate value of the merger consideration.

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Expected Cost Synergies. The expectation that First Advantage will recognize anticipated cost synergies following completion of the transaction, from which Sterling stockholders that continue as stockholders of First Advantage will benefit. The Sterling board of directors also considered that there could be no assurance that any particular amount of such synergies would be achieved following completion of the transaction or the timeframe in which it would be achieved.

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Financial Analyses and Opinion of Citigroup Global Markets Inc. The financial analyses reviewed and discussed with the Sterling board of directors by representatives of Citigroup Global Markets Inc. (referred to as Citi) as well as the oral opinion of Citi rendered to the Sterling board of directors on February 28, 2024 (which was subsequently confirmed in writing by delivery of Citi’s written opinion dated the same date) as to, as of February 28, 2024 and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Sterling common stock (other than First Advantage and its affiliates) of the merger consideration to be received by such holders in the transaction pursuant to the merger agreement. The opinion is more fully described in the section titled “Opinion of Sterling’s Financial Advisor” and the full text of the opinion is attached as Annex G to this information statement/prospectus. The Sterling board of directors considered that Citi, in connection with delivering its opinion, performed a variety of financial analyses described in the section titled “Opinion of Sterling’s Financial Advisor”.

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Likelihood of Completion. The likelihood that the transaction would be completed, in light of, among other things, (i) the conditions to the transaction, (ii) the covenants by the parties to use their respective reasonable best efforts to obtain all necessary governmental approvals and (iii) the anticipated likelihood of obtaining required regulatory approvals for a transaction with First Advantage prior to the outside date (as defined in, and may be extended according to, the merger agreement, as more fully described in the section titled “The Merger Agreement—Termination of the Merger Agreement”).

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Board Representation. The benefit to Sterling stockholders resulting from the fact that one member of the Sterling board of directors, Joshua Peirez, will be offered a position on the First Advantage board of directors pursuant to the merger agreement, effective at the effective time and on terms and conditions determined by First Advantage, to serve in such class of directors as First Advantage shall determine prior to the effective time, subject to Mr. Peirez’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the closing.

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Post-Signing Market Check Period. The 24-day period, starting after the date of the merger agreement and ending on 11:59 p.m. New York City time on March 23, 2024, in which to receive and respond to unsolicited acquisition proposals that may result in a superior proposal. In connection with the negotiation of the merger agreement, the Sterling board of directors required that Sterling be given the flexibility necessary to respond to any acquisition proposals that may result in a superior proposal through the inclusion of this period. The Sterling board of directors believed that these provisions and the terms of the merger agreement provided ample opportunity for Sterling to respond to any unsolicited third-party proposals, if any were received by Sterling, that may be more favorable from a financial point of view to Sterling’s stockholders. Sterling did not receive any unsolicited acquisition proposals during this period.

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Terms and Conditions of the Merger Agreement. The Sterling board of directors believed that the terms and conditions of the merger agreement as discussed in more detail in the section titled “The Merger Agreement” were favorable to Sterling and its stockholders, including:

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the reasonable likelihood that the transaction will be completed in light of the representations, warranties and covenants of the parties, the limited number and nature of the conditions to the parties’ obligations to complete the transaction, and the parties’ limited ability to terminate the merger agreement;

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the fact that First Advantage is required to pay Sterling a termination fee of (i) $60 million if the merger agreement is terminated by either party because certain required antitrust approvals are not obtained by the initial outside date, which increases to $90 million if First Advantage elects to extend the initial outside date and the transaction is not completed by the extended outside date and (ii) $100 million if it fails to complete the transaction within five business days after all of the required conditions have been satisfied and Sterling terminates the merger agreement as a result of such failure, which in each case would help offset some of the costs of the transaction;

•	the fact that Sterling has considerable operating flexibility to conduct its business in the ordinary course between the execution of the merger agreement and the completion of the transaction;

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the requirement that the parties use their respective reasonable best efforts to complete the transaction, including to obtain all necessary governmental approvals as promptly as reasonably practicable; and

•	the ability of Sterling to obtain specific performance of the terms of the merger agreement.

•	Strategic Benefits. The significant strategic opportunities, including the following (not necessarily listed in order of relative importance) presented by the transaction:

•	the transaction would combine Sterling’s extensive offerings with First Advantage’s in the background check and identity verification services industry;

•	the increased diversity of customers and the potential for net new business opportunities across the companies’ portfolios; and

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the expectation that the transaction would result in a company with increased capabilities and world-class products that will be positioned to serve employers and applicants requiring background check, identity, screening and verification services.

•	Strategic Alternatives. The likelihood and potential benefits of other potential strategic or other business combination transactions and continuing as a standalone company, including the following:

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the potential values, benefits, risks and uncertainties facing Sterling associated with possible strategic alternatives to the transaction (including possible alternative business combinations and scenarios involving the possibility of remaining a standalone publicly trading company), and the timing, risks and likelihood of accomplishing such alternatives; and

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the Sterling board of directors’ belief, after considering advice from Sterling’s financial advisors and senior management, that there were likely no other potential strategic purchasers or other parties that would be reasonably likely to engage in a transaction in the near term at a price greater than the price being offered by First Advantage.

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First Advantage’s Business and Reputation. The results of the due diligence investigation that Sterling’s senior management conducted with the assistance of its advisors on First Advantage, together with the business reputation, experience and capabilities of First Advantage and its management.

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Financing Strength of First Advantage. The fact that First Advantage has obtained committed debt financing for the transaction from reputable financial institutions and the high likelihood that First Advantage would be able to finance the transaction given First Advantage’s financial resources, financial profile and existing debt facilities.

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Availability of Appraisal Rights. The fact that appraisal rights would be available to holders and beneficial owners of Sterling common stock under Delaware law who properly exercise their statutory rights under Section 262 of the DGCL and that there is no condition in the merger agreement relating to the maximum number of shares of Sterling common stock that could exercise appraisal rights.

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Majority Stockholder Support. The support of the transaction by the Specified Stockholders, which collectively owned approximately 53.5% of the aggregate outstanding shares of Sterling common stock as of February 28, 2024. The Specified Stockholders will be receiving the same form and amount of merger consideration for their shares of Sterling common stock as all other stockholders of Sterling.

Negative Factors

In coming to its recommendation, the Sterling board of directors also considered the following potentially negative factors, which are not intended to be exhaustive and are not presented in any relative order of importance.

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Fixed Stock Ratio of Merger Consideration. The fact that because the stock portion of the merger consideration is a fixed exchange ratio of shares of First Advantage common stock to Sterling common stock, Sterling stockholders could be adversely affected by a decrease in the trading price of First Advantage common stock during the pendency of the transaction and the fact that the merger agreement does not provide Sterling with a termination right or other similar protection relating to the trading price of First Advantage common stock. Nonetheless, the Sterling board of directors determined that this structure was appropriate and the risk acceptable in view of factors such as:

•	the Sterling board of directors’ review of the relative intrinsic values and financial performance of First Advantage and Sterling; and

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the fact that Sterling stockholders may elect to receive cash consideration, subject to proration, which limits the impact of a decline in the trading price of First Advantage common stock on the value of the merger consideration.

•	No Solicitation Provision. The fact that the merger agreement restricts Sterling’s ability to actively initiate, solicit, facilitate or knowingly encourage alternative acquisition proposals.

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Possible Failure to Achieve Synergies. The risk that the potential benefits and synergies sought in the transaction will not be realized or will not be realized within the expected time period, and the risks associated with the integration by First Advantage of Sterling.

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Smaller Ongoing Equity Participation in First Advantage by Sterling Stockholders. The fact that because only 28% of Sterling common stock issued and outstanding as of immediately prior to the effective time will be converted into the right to receive stock consideration, Sterling stockholders will have a smaller ongoing equity participation in First Advantage than they have in Sterling. Sterling stockholders will forgo the right to participate in any future earnings or growth of First Advantage to the extent that they receive cash consideration and, because only 28% of the Sterling common stock will be converted into the right to receive stock, Sterling stockholders will have a smaller proportionate interest in any future appreciation in the value of First Advantage common stock following the completion of the transaction than if Sterling had remained a standalone entity.

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Risks and Costs Associated with Entering into the Transaction. The fact that entering into the merger agreement may have an effect on Sterling’s business. Such effects may include (i) distractions to Sterling’s management due to the negotiation of the merger agreement and the completion of the transaction, (ii) adverse effects on Sterling’s continuing business relationships with consultants, licensors, vendors and business partners, (iii) that Sterling may be impaired in its ability to attract, retain and motivate key personnel, (iv) adverse effects on the trading price of the shares of Sterling common stock and the market’s perceptions of Sterling’s prospects and (v) the fact that Sterling would incur significant transaction expenses and opportunity costs in connection with negotiating the merger agreement and completing the transaction. Further, such effects may occur, and associated costs may be incurred, regardless of whether the transaction is completed or not.

•

Restrictions on Operation of Sterling’s Business Pending Completion. The fact that the merger agreement subjects Sterling to restrictions on its business activities (which restrictions may not be waived without the prior written consent of First Advantage) and obligates Sterling generally to conduct its business in a commercially reasonable manner and in all material respects in the ordinary course of business consistent with past practice during the pendency of the transaction. These restrictions and obligations on Sterling’s business activities may delay or prevent Sterling from undertaking business opportunities that may arise during the pendency of the transaction, whether or not the transaction is completed.

•

Timing Risks and Need to Obtain Required Regulatory Clearances. The amount of time it could take to complete the transaction, which requires the approval, or expiration or termination of the applicable waiting periods, under the HSR Act and the antitrust and foreign direct investment laws of certain foreign jurisdiction, including the risk that governmental authorities may oppose or refuse to approve the transaction or attempt to impose conditions on Sterling, First Advantage or any of their respective affiliates prior to approving the transaction. Any such conditions may reasonably be expected to have, individually or in the aggregate, a material impact on Sterling and its subsidiaries, taken as a whole, or on the existing business of First Advantage and its subsidiaries, taken as a whole, and therefore would excuse First Advantage from complying with such conditions and from completing the transaction.

•

Tax Treatment. The fact that any gains arising from the receipt of the merger consideration (including First Advantage common stock, if any) would generally be taxable to Sterling stockholders for U.S. federal income tax purposes.

•	Stockholder Litigation. The risk of litigation arising from stockholders in respect of the merger agreement or the transaction.

•

Costs of the Transaction. The fact that Sterling has incurred and will incur substantial expenses related to negotiating the merger agreement and the transactions contemplated by the merger agreement, including the transaction, regardless of whether the transaction is completed.

•

Other Risks. The risks of the type and nature described in the sections of this information statement/prospectus titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 23 and 34, respectively.

After taking into account all of the factors set forth above, as well as others, the Sterling board of directors determined that the potentially negative factors were significantly outweighed by the potential benefits that it expected the Sterling stockholders would achieve as a result of the transaction, including the Sterling board of directors’ belief that the transaction would maximize the immediate value of the Sterling stockholders’ shares and minimize the risks and uncertainty affecting the future prospects of Sterling, including the potential risks associated with its stand-alone financial plan.

Accordingly, the Sterling board of directors unanimously (i) determined that the terms of the merger agreement and the transactions contemplated thereby, including the transaction, are fair to, and in the best interests of, Sterling and its stockholders, (ii) determined that it is in the best interests of Sterling and its stockholders, and declared it advisable, to enter into the merger agreement, (iii) approved the execution and delivery by Sterling of the merger agreement, the performance by Sterling of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the transaction, upon the terms and subject to the conditions contained in the merger agreement, (iv) directed that the merger agreement be submitted to the holders of Sterling common stock for adoption by written consent in lieu of a meeting, and (v) recommended, on the terms and subject to the conditions contained in the merger agreement, that the Sterling stockholders vote to adopt the merger agreement.

In addition, during its consideration of the transaction with First Advantage, the Sterling board of directors was also aware of and considered that Sterling’s directors and executive officers may have interests in the transaction that differ from, or are in addition to, their interests as stockholders of Sterling generally, as described in the section titled “Interests of Sterling’s Directors and Executive Officers in the Transaction”.

The foregoing discussion is not intended to be exhaustive, but summarizes the material information and factors considered by the Sterling board of directors in its consideration of the merger agreement and the transactions contemplated thereby, including the transaction. In light of the variety of factors, the quality and amount of information considered and the complexity of these matters, the Sterling board of directors, both individually and collectively, did not find it practical to, and did not attempt to, quantify or otherwise assign any relative or specific weight to the various factors in reaching its determinations or the reasons for such determinations. The Sterling board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Sterling board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it, including the discussions with, and questioning of, senior management of First Advantage. The Sterling board of directors based its recommendation on the totality of the information presented.

This explanation of Sterling’s reasons for the transaction and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

First Advantage’s Reasons for the Transaction

The board of directors of First Advantage considered a number of factors in making its determination to approve the transaction. These factors include the view of the First Advantage board of directors that the transaction is expected to:

•

extend First Advantage’s high-quality and cost-effective background screening, identity, and verification technology products and solutions for the benefit of the combined company’s customers across industries and geographies;

•

accelerate investment in innovation and new technology solutions, including artificial intelligence-driven automation and next-generation digital identification technologies, for enhanced customer and applicant experience, fueling growth of the combined company and mitigating cost increases from key data vendors;

•

drive attractive total stockholder return outlook, including at least $50 million in run-rate synergies, implying immediate double-digit earnings per share accretion on a run-rate synergy basis and accelerated earnings growth potential from topline development, synergies, and deleveraging; and

•	diversify revenue across customer segments, industries, and geographies, reducing seasonality and improving resource planning and operational efficiency.

Further Stockholder Approval Not Required

Under Delaware law and Sterling’s organizational documents, adoption of the merger agreement by Sterling’s stockholders required the affirmative vote of the holders in the aggregate of a majority of the outstanding shares of Sterling common stock entitled to vote thereon in order to effect the transaction. The Sterling organizational documents permit, at any time when the Specified Stockholders hold a majority of the voting power of the Sterling common stock entitled to vote generally in an election of directors, any action that is required or permitted to be taken by Sterling’s stockholders to be taken without a meeting if a written consent is signed by the holders of outstanding shares of Sterling common stock holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The requisite Sterling stockholder approval was obtained following the execution of the merger agreement on February 28, 2024, when the written consent was delivered to Sterling by the Specified Stockholders, which owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the issued and outstanding shares of Sterling common stock on that date.

Accordingly, the execution and delivery of the written consent by the Specified Stockholders was sufficient to adopt the merger agreement and the transaction on behalf of Sterling stockholders. You are not being asked for a proxy, and you are requested not to send a proxy.

Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor

While each of Sterling and First Advantage has from time to time provided limited financial guidance to investors, neither company’s management, as a matter of course, otherwise publicly discloses forecasts or internal projections as to such company’s future performance due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with the transaction, Sterling provided certain unaudited non-public financial projections regarding Sterling to the Sterling board of directors (referred to as the Sterling financial projections). At the direction of the Sterling board of directors, the Sterling financial projections were also provided to, and approved for use by, Citi for purposes of performing its financial analyses in connection with rendering its opinion to the Sterling board of directors, as more fully described in the section titled “Opinion of Sterling’s Financial Advisor”. In addition, Sterling management provided to the Sterling board of directors and Citi certain unaudited non-public financial projections for First Advantage, which were prepared by First Advantage’s management (referred to as the First Advantage financial projections). Sterling management also provided to the Sterling board of directors and Citi estimates of certain net operating synergies that representatives of First Advantage, during the course of due diligence discussions, projected to result from the transaction, and Citi arithmetically calculated certain unaudited non-public financial projections for Sterling and First Advantage on a pro forma basis solely using such net synergy information and information provided to Citi, including in the Sterling financial projections and the First Advantage financial projections (referred to as the pro forma financial projections and, together with the Sterling financial projections and the First Advantage financial projections, the financial projections). The financial metrics set forth in the subsections titled “First Advantage Financial Projections” and “Pro Forma Financial Projections” were approved by Sterling for use by Citi for purposes of performing its financial analyses in connection with rendering its opinion to the Sterling board of directors, as more fully described in the section titled “Opinion of Sterling’s Financial Advisor”. A summary of these financial projections is included below to give Sterling stockholders access to certain information that was considered by the Sterling board of directors for purposes of evaluating the transaction. These projections are not, and should not be viewed as, public guidance or even targets.

The financial projections, while presented with numerical specificity, were based on numerous variables and assumptions, including about future performance, that are inherently uncertain and many of which are beyond Sterling’s and First Advantage’s control. The financial projections reflect numerous estimates, assumptions and judgments made by Sterling’s and First Advantage’s respective managements, based on information available at the time the financial projections were developed, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions, other future events and matters specific to Sterling’s and First Advantage’s business, all of which are difficult to predict and many of which are beyond Sterling’s and First Advantage’s control. There can be no assurances that the financial projections accurately reflect future trends or accurately estimate Sterling’s or First Advantage’s future financial and operating performance. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the financial projections not to be achieved include, but are not limited to, risks and uncertainties relating to Sterling’s and First Advantage’s business (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, general business and economic conditions and other factors described in or referenced under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and those risks and uncertainties detailed in Sterling’s and First Advantage’s public filings with the SEC. Further, the financial projections cover multiple years and by their nature become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the financial projections will be realized, and actual results may vary materially from those shown. Modeling and forecasting the future performance of companies in the industry or industries in which Sterling and its subsidiaries or First Advantage and its subsidiaries operate is a highly speculative endeavor. Since the financial projections cover a long period of time, the financial projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Sterling’s and First Advantage’s products and services.

The financial projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information or generally accepted accounting principles in the United States (referred to as GAAP).

The financial projections included in this document, including the financial projections set forth below in the subsections titled “Sterling Financial Projections”, “First Advantage Financial Projections”, and “Pro Forma Financial Projections” have been prepared by, and are the responsibility of, Sterling’s management and First Advantage’s management, as applicable. PricewaterhouseCoopers LLP, Sterling’s independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying financial projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report on Sterling’s consolidated financial statements incorporated by reference from Sterling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 relates to Sterling’s previously issued financial statements. It does not extend to the financial projections and should not be read to do so. Similarly, Deloitte & Touche LLP, First Advantage’s independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP report on First Advantage’s consolidated financial statements incorporated by reference from First Advantage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 relates to First Advantage’s previously issued financial statements. It does not extend to the financial projections and should not be read to do so.

The financial projections are not being included in this information statement/prospectus in order to influence any Sterling stockholder’s decision as to whether or not to elect the cash consideration or the stock consideration in the transaction or to seek appraisal rights with respect to shares of Sterling common stock held by such stockholder. The summary of the financial projections is being included in this information statement/prospectus solely because these financial projections were made available to the Sterling board of directors and Citi.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the transaction and transaction-related expenses. The financial projections also do not take into account the effect of any failure of the transaction to close and should not be viewed as accurate or continuing in that context.

The inclusion of the financial projections in this information statement/prospectus should not be regarded as an indication that Sterling, First Advantage, Citi or any of their respective affiliates, advisors or representatives considered or consider the financial projections to be predictive of actual future events, and the financial projections should not be relied on as such. NONE OF STERLING, FIRST ADVANTAGE, CITI OR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES CAN GIVE ANY ASSURANCE THAT ACTUAL RESULTS WILL NOT DIFFER FROM THESE FINANCIAL PROJECTIONS, AND, EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, NONE OF THE FOREGOING PERSONS INTENDS TO, AND EACH DISCLAIMS ANY OBLIGATION TO, MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IF ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE INAPPROPRIATE, INCLUDING WITH RESPECT TO THE ACCOUNTING TREATMENT OF THE TRANSACTION UNDER GAAP, OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS. The financial projections do not take into account all of the possible financial and other effects of the transaction on Sterling or First Advantage, the effect on Sterling or First Advantage of any business or strategic decision or action that has been or will be taken as a result of the execution of the merger agreement, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction. Further, the financial projections do not take into account the effect on Sterling or First Advantage of any possible failure of the transaction to occur. None of Sterling, First Advantage, Citi or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other investor regarding the ultimate performance of Sterling or First Advantage compared to the information contained in the financial projections or that projected results will be achieved.

Sterling’s and First Advantage’s respective stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this information statement/prospectus.

The financial projections incorporate certain financial measures which are not GAAP measures. Such financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Sterling’s calculations of these financial measures may differ from other companies in the industry or industries in which Sterling and its subsidiaries operate, and are not necessarily comparable with information presented under similar captions used by other companies. Financial measures provided to a financial advisor are excluded from the SEC’s definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure in order to be presented. Reconciliations of these financial measures were not relied upon by Citi for purposes of performing its financial analyses in connection with rendering its opinion to the Sterling board of directors (as described in the section titled “—Opinion of Sterling’s Financial Advisor”) or by the Sterling board of directors. Accordingly, a reconciliation of the financial measures included in the financial projections is not provided.

Subject to the foregoing qualifications, the following is a summary of the financial projections:

Sterling Financial Projections

	Fiscal Year Ending December 31,
($ in millions)	2024E	2025E	2026E	2027E	2028E
Revenue	$777	$816	$873	$951	$1,037
Adjusted EBITDA(1)	$200	$219	$241	$269	$300

(1)

Adjusted earnings before interest, taxes, depreciation, and amortization (referred to as EBITDA) for Sterling is calculated as Gross Profit, subtracting operating expenses and adding back stock-based compensation and non-recurring charges such as restructuring, integration and transaction expenses. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Citi arithmetically calculated the following unlevered free cash flow estimates for Sterling solely using information provided by Sterling, including the Sterling financial projections, and such estimates were approved by Sterling’s management for use by Citi for purposes of its opinion and financial analyses.

	Fiscal Year Ending December 31,
($ in millions)	2024E		2025E	2026E	2027E	2028E
Unlevered Free Cash Flow(1)	$19	(2)	$111	$137	$148	$167

(1)

Unlevered Free Cash Flow for Sterling is calculated as adjusted EBITDA, adjusted for taxes, stock-based compensation, depreciation and amortization (including amortization of acquisition-related intangible assets), changes in working capital, capital expenditures, capitalized development costs and other non-recurring charges such as acquisition, restructuring, integration and transaction expenses. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)	Takes into account Sterling’s acquisition of the equity interests of Vault Workforce Screening on January 2, 2024, for approximately $70 million.

First Advantage Financial Projections

	Fiscal Year Ending December 31,
($ in millions)	2024E	2025E	2026E	2027E	2028E
Revenue	$775	$803	$850	$918	$1,001
Adjusted EBITDA(1)	$238	$252	$275	$305	$345

(1)

Adjusted EBITDA for First Advantage is calculated as net income before interest, taxes, depreciation, and amortization, and as further adjusted for stock-based compensation, transaction and acquisition-related charges, integration and restructuring charges, and other non-cash charges. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Pro Forma Financial Projections

	Fiscal Year Ending December 31,
($ in millions)	2024E	2025E	2026E
Adjusted EBITDA(1)	$463	$521	$566

(1)

Pro forma adjusted EBITDA was determined by adding Sterling’s adjusted EBITDA, First Advantage’s adjusted EBITDA, and expected net cost synergies of $25 million in 2024, $50 million in 2025 and $50 million in 2026. Pro forma EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

For additional information on Sterling’s and First Advantage’s actual results and historical financial information, please see the section titled “Where You Can Find More Information”.

Opinion of Sterling’s Financial Advisor

Sterling engaged Citi as its financial advisor in connection with the transaction. On February 28, 2024, Citi rendered its oral opinion to the Sterling board of directors (which was subsequently confirmed in writing by delivery of Citi’s written opinion addressed to the Sterling board of directors dated the same date) as to, as of February 28, 2024, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Sterling common stock (other than First Advantage and its affiliates) of the merger consideration to be received by such holders in the transaction pursuant to the merger agreement.

The full text of Citi’s written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex G to this information statement/prospectus. The description of Citi’s opinion contained in this information statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion was directed to the Sterling board of directors, in its capacity as such, and addressed only the fairness, from a financial point of view and as of the date of such opinion, to the holders of Sterling common stock (other than First Advantage and its affiliates) of the merger consideration to be received by such holders in the transaction pursuant to the merger agreement. Citi’s opinion did not address any other terms, aspects or implications of the transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Sterling to effect or enter into the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction which Sterling might engage in or consider. Citi’s opinion did not address what the value of the First Advantage common stock actually will be when issued pursuant to the transaction or the prices at which Sterling common stock, First Advantage common stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or completion of the transaction. Citi’s opinion is not intended to be and does not constitute a recommendation as to how the Sterling board of directors or any Sterling stockholder should vote or act on any matters relating to the transaction or otherwise.

In arriving at its opinion, Citi, among other things:

•	reviewed an execution version of the merger agreement;

•

held discussions with certain senior officers, directors and other representatives and advisors of Sterling and certain senior officers and other representatives and advisors of First Advantage concerning the businesses, operations and prospects of Sterling and First Advantage;

•

examined certain publicly available business and financial information relating to Sterling and First Advantage, as well as certain unaudited non-public financial projections and other information and data relating to Sterling, which were provided to or discussed with Citi by the management of Sterling, and certain unaudited non-public financial projections and other information and data relating to First Advantage, which were prepared by First Advantage’s management and were provided to, and approved for use by, Citi by Sterling (for additional information, please see the summary of selected financial projections in the section titled “Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor”);

•

reviewed information relating to the potential strategic implications and operational benefits (including the amount, timing, and achievability thereof) anticipated by the management of First Advantage to result from the transaction, which were provided to, and approved for use by, Citi by Sterling (for additional information, please see the summary of selected financial projections in the section titled “Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor”);

•

reviewed the financial terms of the transaction as set forth in the merger agreement in relation to, among other things: current and historical market prices and trading volumes of Sterling common stock and First Advantage common stock; the historical and projected earnings and other operating data of Sterling and First Advantage; and the capitalization and financial condition of Sterling and First Advantage;

•

considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Sterling and First Advantage;

•	evaluated certain potential pro forma financial effects of the transaction on First Advantage; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management of Sterling that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citi. With respect to the unaudited non-public financial projections regarding Sterling, and other information and data relating to Sterling provided to or otherwise reviewed by or discussed with Citi, Citi was advised by the management of Sterling that such projections and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Sterling as to the future financial performance of Sterling and the other matters addressed thereby. With respect to the unaudited non-public financial projections regarding First Advantage, and other information and data relating to First Advantage, provided to Citi by First Advantage and that Citi had been directed by the management of Sterling to utilize in its analyses, Citi assumed, with Sterling’s consent, that such projections and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of First Advantage as to the future financial performance of First Advantage and the other matters addressed thereby. Citi also assumed, with Sterling’s consent, that the potential cost savings, strategic implications and financial and operational benefits anticipated by the management of First Advantage to result from the transaction (including the amount, timing and achievability thereof) that Citi had been directed by the management of Sterling to utilize in its analyses had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of First Advantage and of Sterling as to, and are a reasonable basis upon which to evaluate, such potential cost savings, strategic implications and financial and operational benefits. Citi expressed no view or opinion as to financial projections and other information or data (or underlying assumptions on which any such financial projections and other information or data are based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, with Sterling’s consent, that the financial results, including with respect to the potential cost savings, strategic implications and financial and operational benefits anticipated to result from the transaction, reflected in such financial projections and other information and data would be realized in the amounts and at the times projected.

Citi assumed, with Sterling’s consent, that the transaction would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Sterling, First Advantage or the contemplated benefits of the transaction or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Representatives of Sterling advised Citi, and Citi further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not express any opinion as to what the value of the First Advantage common stock actually will be when issued pursuant to the transaction or the prices at which Sterling common stock, First Advantage common stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or completion of the transaction.

Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Sterling, First Advantage or the transaction (including the contemplated benefits thereof), and Citi relied, with Sterling’s consent, upon the assessments of representatives of Sterling as to such matters. Citi has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sterling or First Advantage, nor has Citi made any physical inspection of the properties or assets of Sterling or First Advantage. Citi did not evaluate the solvency or fair value of Sterling, First Advantage or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Sterling, First Advantage or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date thereof, of the merger consideration (to the extent expressly specified therein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders. Citi’s opinion did not address any other terms, aspects or implications of the transaction, including, without limitation, the form or structure of the transaction (including the cash consideration and the stock consideration) or any terms, aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the transaction or otherwise (including any stockholders’ agreement, support agreement or stockholder written consent). Citi was not requested to, and Citi did not, solicit third party indications of interest in the possible acquisition of all or a part of Sterling. Citi expressed no view as to, and Citi’s opinion did not address, the underlying business decision of Sterling to effect or enter into the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for Sterling or the effect of any other transaction which Sterling might engage in or consider. Citi expressed no view as to, and Citi’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the merger consideration or otherwise. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Although developments occurring or coming to Citi’s attention after the date of its opinion may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Citi’s analyses for comparative purposes is identical to Sterling, First Advantage or the transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to the fairness, from a financial point of view, of the merger consideration (to the extent expressly specified in Citi’s opinion), Citi did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Citi’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Sterling’s control and the control of Citi. Much of the information used in, and accordingly the results of, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was selected by Sterling to act as its financial advisor based on Citi’s qualifications, experience and reputation. Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the transaction or opine that any specific consideration constituted the only appropriate consideration for the transaction. The type and amount of consideration payable in the transaction were determined through negotiations between Sterling and First Advantage and the decision of Sterling to enter into the merger agreement was solely that of the Sterling board of directors.

Citi’s opinion to the Sterling board of directors was one of many factors taken into consideration by the Sterling board of directors in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby, and to recommend the approval of the transaction by the holders of Sterling common stock. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Sterling board of directors with respect to the merger consideration or of whether the Sterling board of directors or Sterling’s management would have been willing to agree to a different merger consideration.

Summary of Financial Analyses of Citi

The following is a summary of the material financial analyses performed by Citi in connection with its oral opinion and the preparation of its written opinion to the Sterling board of directors, both provided as of February 28, 2024. The following summary is not a complete description of the financial analyses performed and factors considered by Citi in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 27, 2024. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Citi, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Citi’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

For purposes of its financial analysis and opinion, Citi compared ranges of values indicated by its analyses with the implied per share merger consideration of $16.73 (based on the cash election amount of $16.73 and the stock election amount of 0.979 shares of First Advantage common stock (which, based on the February 27, 2024 closing share price of the First Advantage common stock, reflected an implied value for the stock election of $16.73)). For purposes of its analyses, Citi utilized and relied upon the number of issued and outstanding shares of Sterling provided by the management of Sterling.

Selected Public Companies Analysis

Citi performed a selected public companies analyses of Sterling for which Citi reviewed certain financial and stock market information relating to Sterling and the selected publicly traded companies listed below that Citi deemed comparable to Sterling in one or more respects.

For the selected companies noted below, Citi considered, among other things, the ratio of enterprise value (defined as market capitalization plus net debt, preferred equity and minority interests) to 2024 estimated EBITDA based on research consensus estimates. For purposes of Citi’s analyses, in deriving ranges of implied values for Sterling, Citi used the estimates reflected in the Sterling financial projections for the applicable financial data for Sterling.

The selected companies considered by Citi for its analysis of Sterling were:

Selected Companies
HireRight Holdings Corporation
First Advantage

Citi noted that, based on market data as of February 27, 2024 for First Advantage and November 17, 2023 for HireRight (which reflected a possible unaffected date for HireRight common stock based on reports of public takeover interest in HireRight), the high and low Enterprise Value to 2024E EBITDA multiples for the selected companies were 10.9x and 7.0x, respectively. Based upon the application of its professional judgment and experience, Citi applied the multiple range of 7.0x to 10.9x to Sterling’s estimated 2024E EBITDA (based on the Sterling financial projections). This analysis indicated an approximate implied per share equity value reference range for Sterling of $10.20 to $17.80, as compared to the implied per share merger consideration in the transaction of $16.73.

Selected Precedent Transactions Analysis

Citi performed for Sterling a selected precedent transactions analysis, which is designed to derive an implied value of a company based on publicly available financial terms for selected transactions. In connection with its analysis, Citi reviewed publicly available financial data for certain change-of-control transactions since 2019 involving North American targets engaged in recruitment services with transaction values in excess of $500 million and deemed comparable in one or more respects, including with respect to size, geography and industry.

The selected transactions considered by Citi for its analysis of Sterling were:

Date Announced	Target	Acquiror
August 2021	ettain group	ManpowerGroup
July 2021	Oxford Global Resources, LLC	H.I.G. Capital
November 2019	Soliant Health	Olympus Partners

The financial data reviewed by Citi included the implied transaction value as a multiple of EBITDA for the twelve months preceding the announcement of the transaction (referred to as LTM). Citi noted that the low and high transaction value to LTM EBITDA multiples for the selected transactions was 11.2x and 12.3x, respectively. Based on the application of its professional judgment and experience, Citi applied the multiple range of 11.2x to 12.3x to Sterling’s 2023 EBITDA (based on the Sterling financial projections). This analysis indicated an approximate implied per share equity value reference range for Sterling of $16.90 to $18.80, as compared to the implied per share merger consideration in the transaction of $16.73.

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis for Sterling by calculating the estimated present value (as of December 31, 2023) of the standalone unlevered free cash flows that Sterling was forecasted to generate during the fiscal years ending December 31, 2024 through December 31, 2028 based on the Sterling financial projections, as described in the section titled “Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor”. Based on its judgment and experience, Citi applied a perpetuity growth rate of 2.5% to 3.5% to Sterling’s terminal year unlevered free cash flow. The present values (as of December 31, 2023) of the cash flows and implied terminal values were then calculated using a selected range of discount rates of 10.6% to 12.0%. This analysis indicated an approximate implied per share equity value reference range for Sterling of $11.60 to $16.40, as compared to the implied per share merger consideration in the transaction of $16.73.

Illustrative Present Value of Future Share Price Analysis

Sterling

Using the Sterling financial projections, Citi performed an illustrative analysis of the implied present value of an illustrative future value per share of Sterling common stock. For this analysis, Citi first calculated the implied enterprise value for Sterling as of December 31 for each of the calendar years 2024 through 2026, by applying a range of illustrative enterprise value to next twelve months (referred to as NTM) EBITDA multiples of 7.0x to 9.0x to estimates of Sterling’s adjusted EBITDA for each of the calendar years 2025 through 2027. This illustrative range of NTM EBITDA multiples was derived by Citi utilizing its professional judgment and experience, taking into account current and historical NTM EBITDA trading multiples for Sterling.

Citi then subtracted estimates of the amount of Sterling’s year-end net debt for each of the calendar years 2024 through 2026, calculated using information provided by the management of Sterling and approved for Citi’s use by Sterling, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Sterling for each of the calendar years 2024 through 2026. Citi then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Sterling common stock for each of the calendar years 2024 through 2026, calculated using information provided by the management of Sterling and approved for Citi’s use by Sterling, to derive a range of implied future values per share of Sterling common stock. By applying an illustrative discount rate of 13.3%, reflecting an estimate of Sterling’s cost of equity, Citi discounted to present value as of December 31, 2023 the theoretical future values per share it derived for Sterling. This analysis resulted in a range of implied equity values per share of Sterling common stock of $10.40 to $15.70, as compared to the implied per share merger consideration in the transaction of $16.73.

Pro Forma First Advantage

Using the Sterling financial projections, the First Advantage financial projections and the pro forma financial projections, each as described in the section titled “Certain Unaudited Financial Projections Utilized by the Sterling Board of Directors and Sterling’s Financial Advisor”, for Sterling and First Advantage, including estimates of net synergies provided by First Advantage and approved by Sterling, Citi performed an illustrative analysis of the implied present value of an illustrative future value per share of First Advantage common stock, calculated on a pro forma basis giving effect to the transaction (referred to as pro forma First Advantage). For this analysis, Citi first calculated the implied enterprise value for pro forma First Advantage as of December 31 for each of the calendar years 2024 through 2026, by applying a range of illustrative enterprise value to NTM EBITDA multiples of 7.6x to 9.6x to estimates of pro forma First Advantage’s adjusted EBITDA for each of the calendar years 2025 through 2027. The range of illustrative NTM EBITDA multiples was derived by Citi utilizing its professional judgment and experience, taking into account current and historical NTM EBITDA trading multiples for Sterling and First Advantage.

Citi then subtracted estimates of the amount of pro forma First Advantage’s year-end net debt for each of the calendar years 2024 through 2026, calculated using information provided by the management of Sterling and approved for Citi’s use by Sterling, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for pro forma First Advantage for each of the calendar years 2024 through 2026. Citi divided these implied equity values by the projected year-end number of fully diluted outstanding shares of pro forma First Advantage common stock for each of the calendar years 2024 through 2026, calculated using information provided by the management of Sterling and approved for Citi’s use by Sterling, to derive a range of implied future values per share of pro forma First Advantage common stock. By applying an illustrative discount rate of 14.0%, reflecting an estimate of pro forma First Advantage’s blended cost of equity, Citi discounted to present value as of December 31, 2023 the theoretical future values per share it derived for pro forma First Advantage.

After giving effect to the aggregate cash amount to be paid in the transaction and accounting for the aggregate number of shares of First Advantage common stock to be issued in the transaction, this analysis resulted in a range of implied average values for the merger consideration to be received in the transaction of $14.70 to $16.65 per share of Sterling common stock.

Certain Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

Historical Trading Prices

Citi reviewed the historical trading range of the Sterling common stock for the 52-week period through February 27, 2024. Citi noted that the low and high intraday prices for Sterling common stock were as follows:

Subject	Low	High
Sterling common stock	$10.00	$15.26

Equity Research

Sterling

Citi reviewed sell-side analyst price targets for shares of Sterling common stock published by five equity research analysts during the time period from November 8, 2023 through January 18, 2024. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Sterling common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Sterling common stock was $12.00 per share to $16.00 per share. To facilitate a comparison with the offer consideration, Citi discounted the price target range to present value by applying, for a one-year discount period, an illustrative discount rate of 13.3%, which was selected by Citi based on Sterling’s assumed cost of equity. The resulting discount indicated a range of discounted price targets for shares of Sterling common stock of $10.60 per share to $14.10 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Sterling common stock and these estimates are subject to uncertainties, including the future financial performance of Sterling and future financial market conditions.

First Advantage

Citi reviewed sell-side analyst price targets for shares of First Advantage common stock published by six equity research analysts during the time period from November 9, 2023 through January 18, 2024. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of First Advantage common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of First Advantage common stock was $14.00 per share to $17.00 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of First Advantage common stock and these estimates are subject to uncertainties, including the future financial performance of First Advantage and future financial market conditions.

Illustrative Premiums Paid Analysis

Citi also considered acquisition transactions announced since 2019 involving North American public targets, a mix of cash and stock consideration and deal values in excess of $500 million. Citi reviewed the one-day premium implied by the transaction consideration to the last closing stock price of the target common stock prior to announcement of the transaction (or the last closing stock price on an unaffected date in the event of market rumors of a possible transaction in the month leading up to announcement). Citi observed that the 25th and 75th percentile of premiums paid were 14% and 45%, respectively. Applying these premiums to the closing stock price for Sterling common stock as of February 27, 2024 implied a range of prices for Sterling common stock of $14.50 to $18.45.

Miscellaneous

Citigroup Global Markets Inc. acted as financial advisor to Sterling in connection with the transaction and will receive a fee of up to $20 million for such services, of which $5 million is payable in connection with the delivery of the opinion and is payable upon the earlier of the completion of the transaction and the valid termination of the merger agreement, $5 million of which is payable upon completion of the transaction, and an additional $10 million of which is payable at the sole discretion of Sterling upon completion of the transaction. Sterling agreed to reimburse Citi for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, Sterling agreed to indemnify Citi and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Citi’s engagement.

Citi and its affiliates in the past have provided, and currently provide, services to Sterling or its affiliates and to First Advantage or its affiliates, unrelated to the transaction, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, (a) for Sterling and its affiliates, having acted as an underwriter in an offering of shares of Sterling common stock in June 2023, an arranger of a loan for Goldman Sachs or one of its affiliates in April 2022, and an underwriter or initial purchaser of debt securities for CDP Financial in June 2023 (for which Citi and its affiliates received in the aggregate approximately $1.3 million), and (b) for First Advantage and its affiliates, having acted as an arranger of a loan for Silver Lake or one of its affiliates in June 2023 (for which Citi and its affiliates received in the aggregate approximately $1.9 million). In addition, Citigroup Global Markets Inc. or one of its affiliates engaged in the commercial lending business as a lender and agent in one or more credit facilities of Sterling and as a lender in one or more credit facilities of First Advantage. Citi and its affiliates in the past have provided, and currently provide, financial advisory and financing services unrelated to the transaction to various affiliates and portfolio companies of the financial institutions that are significant stockholders in Sterling and First Advantage. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of Sterling and First Advantage for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Sterling, First Advantage, the financial institutions that are significant stockholders of Sterling or First Advantage, and their respective affiliates. Citi may seek to provide financial advisory and financing services to Sterling, First Advantage and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Interests of Sterling’s Directors and Executive Officers in the Transaction

The Sterling stockholders should be aware that the executive officers and directors of Sterling have certain interests in the transaction that may be different from, or in addition to, the interests of the Sterling stockholders generally, including those items listed below. The Sterling board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transaction.

These interests include:

•

cancellation of each outstanding stock option, whether vested or vested, for the right to receive the merger consideration, in accordance with the holder’s election, with respect to each share of net option stock (as defined below in the section titled “Treatment of Sterling Equity Awards”) that is associated with a Sterling stock option that is in-the-money (any out-of-the money stock options, whether vested or unvested, will be canceled for no consideration and, in the case of the unvested portion of the award, consideration remains unvested subject to the same terms and conditions as applied to the award immediately prior to closing);

•

receipt of the merger consideration, in accordance with the holder’s election, for each unvested share of Sterling common stock that is subject to a Sterling restricted stock award and such merger consideration remains unvested, subject to the terms and conditions as applied to the award immediately prior to closing;

•	accelerated vesting of Sterling restricted stock awards held by non-employee directors and receipt of the merger consideration in accordance with each such non-employee director’s election;

•

potential cash severance payments, including accelerated vesting of unvested awards, pursuant to the terms of the applicable severance agreement (as defined below), in connection with the transaction and a qualifying termination of an eligible executive officer’s employment upon or following the transaction; and

•	continued indemnification and directors’ and officers’ liability insurance to be provided by the surviving corporation.

Arrangements with First Advantage

As of the date of this information statement/prospectus, no executive officer of Sterling has entered into any agreement with First Advantage or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates (other than any right to purchase or participate in the equity of First Advantage or its affiliates resulting from the treatment in the transaction of Sterling common stock, Sterling stock options, Sterling restricted stock, and Sterling RSUs). Prior to and following the closing of the transaction, however, certain of Sterling’s executive officers may have discussions, and may enter into agreements with, First Advantage or Merger Sub, or their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, First Advantage or one or more of its affiliates.

Outstanding Shares Held by Executive Officers and Directors

Executive officers and directors of Sterling who own shares of Sterling common stock will receive the same cash or stock consideration on the same terms and conditions as the other Sterling stockholders. Like other Sterling stockholders, executive officers and directors will receive cash in lieu of any fractional shares of First Advantage common stock that they would otherwise be entitled to receive.

The following table sets forth (i) the number of shares of Sterling common stock beneficially owned as of the record date (excluding shares of Sterling common stock subject to Sterling restricted stock awards, which are described below), by each of Sterling’s executive officers and directors, and (ii) the aggregate merger consideration that would be payable for such shares of Sterling common stock pursuant to the merger agreement if each such executive officer and director elected cash consideration (i.e., using the per-share cash consideration of $16.73).

Names of Executive Officers or Directors	Number of Shares (#)	Merger Consideration for Shares ($)
Joshua Peirez	355,861	5,953,555
Theresa Strong	17,004	284,477
Lou Paglia	156,683	2,621,307
Steven Barnett	73,599	1,231,311
Robyn Price Stonehill	51,107	855,020
Michael Grebe	80,866	1,352,888
Mark Jennings	151,941	2,541,973
Kristin Johnsen	—	—
Adrian Jones(1)	—	—
Mohit Kapoor	55,913	935,424
Jill Larsen	51,172	856,108
Jagtar Narula	—	—
Lewis (Fred) Sutherland	491,746	8,226,911
Bertrand Villon(1)	—	—
Peter Walker(2)	89,977	1,505,315

(1)	For further discussion about the share ownership of Adrian Jones and Bertrand Villon, please see the section titled “Information About the Sterling Beneficial Owners”.
(2)

This information is as of November 10, 2023, Mr. Walker’s last day of employment. Mr. Walker was formerly the Executive Vice President, Chief Financial Officer of Sterling. He voluntarily separated from Sterling and was paid up to November 10, 2023 and forfeited all unvested equity in Sterling.

Treatment of Sterling Equity Awards

At the effective time, each out-of-the-money Sterling stock option (i.e., a stock option that has an exercise price per share that is equal to or greater than the per-share cash consideration), whether vested or unvested, will be canceled for no consideration.

At the effective time, each outstanding in-the-money Sterling stock option (i.e., a stock option that has an exercise price per share that is less than the per-share cash consideration), whether vested or unvested, will automatically be canceled, with the holder of such Sterling stock option becoming entitled to receive the merger consideration in accordance with his election, with respect to each share of net option stock that is associated with such Sterling stock option.

Stock consideration received by a holder in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options or (ii) unvested shares of Sterling common stock subject to restricted stock awards granted under the Sterling equity plans (referred to as a Sterling restricted stock award) will be issued to such holder pursuant to a restricted stock award agreement in respect of First Advantage common stock. Such stock consideration will be subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to such unvested in-the-money Sterling stock options or Sterling restricted stock award, as applicable, immediately prior to the effective time.

Cash consideration received by a holder (other than a non-employee director of Sterling) in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options or (ii) unvested shares of Sterling common stock subject to a Sterling restricted stock award will be deferred and paid to the holder on the regularly scheduled future vesting dates of the applicable awards, subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to the unvested in-the-money Sterling stock options or Sterling restricted stock award, as applicable, immediately prior to the effective time.

The number of shares of “net option stock” subject to an in-the-money Sterling stock option is that number of shares of Sterling common stock having a value (based on the cash consideration per-share value of $16.73) equal to the aggregate spread value of such Sterling stock option (i.e., the excess of $16.73 over the per-share exercise price of such stock option multiplied by the number of shares of Sterling common stock underlying such stock option).

At the effective time, the vesting of each Sterling restricted stock award held by a non-employee director will fully accelerate.

The tables below represent the merger consideration received in connection with Sterling equity awards assuming that each holder elected cash consideration (i.e., using the per-share cash consideration of $16.73). As noted above, the merger consideration, whether in the form of cash or First Advantage stock, in respect of unvested awards will continue to vest on the same terms and conditions as applied to the award immediately prior to closing (including any rights to post-closing accelerated vesting upon a termination of employment). For further discussion about the share ownership of Sterling’s executive officers and directors, please see the section titled “Information About the Sterling Beneficial Owners”.

Names of Executive Officers or Directors	Number of Unvested Shares of Net Option Stock (#)	Merger Consideration for Unvested Shares of Net Option Stock ($)	Number of Vested Shares of Net Option Stock (#)	Merger Consideration for Vested Shares of Net Option Stock ($)	Total Merger Consideration for Shares of Net Option Stock ($)
Joshua Peirez	71,201	1,191,196	1,026,429	17,172,165	18,363,361
Theresa Strong	—	—	7,358	123,095	123,095
Lou Paglia	26,232	438,865	302,549	5,061,646	5,500,510
Steven Barnett	14,990	250,781	223,764	3,743,571	3,994,352
Robyn Price Stonehill	14,990	250,781	4,996	83,591	334,372
Michael Grebe	—	—	45,823	766,617	766,617
Mark Jennings	—	—	45,823	766,617	766,617
Kristin Johnsen	10,167	170,095	—	—	170,095
Adrian Jones	—	—	—	—	—
Mohit Kapoor	—	—	30,792	515,150	515,150
Jill Larsen	—	—	30,792	515,150	515,150
Jagtar Narula	8,089	135,324	—	—	135,324
Lewis (Fred) Sutherland	—	—	45,823	766,617	766,617
Bertrand Villon	—	—	—	—	—

Names of Executive Officers or Directors	Number of Shares Subject to Restricted Stock/RSUs (#)	Merger Consideration for Restricted Stock/RSUs ($)
Joshua Peirez	1,352,324	22,624,381
Theresa Strong	64,305	1,075,823
Lou Paglia	461,648	7,723,371
Steven Barnett	312,033	5,220,312
Robyn Price Stonehill	397,242	6,645,859
Michael Grebe	14,225	237,984
Mark Jennings	14,225	237,984
Kristin Johnsen	—	—
Adrian Jones	—	—
Mohit Kapoor	14,225	237,984
Jill Larsen	14,225	237,984
Jagtar Narula	—	—
Lewis (Fred) Sutherland	14,225	237,984
Bertrand Villon	—	—

Payment Upon Termination of Employment or Service on the Board Following Change of Control

Joshua Peirez is party to an employment agreement by and between Sterling and Mr. Peirez (referred to as the Sterling CEO employment agreement), which contains severance provisions. Pursuant to the terms of the Sterling CEO employment agreement, in the event of a termination of employment of Mr. Peirez by Sterling without “cause” or for “good reason” (each as defined in the Sterling CEO employment agreement), in either case within three months prior to or twenty-four months following the completion of the transaction, Mr. Peirez would be eligible to receive (i) cash severance payments consisting of one and one-half (1.5) times the sum of Mr. Peirez’s annual base salary at the rate in effect on the termination date and his target annual bonus for the year in which the termination occurs, paid in installments over 18 months, (ii) continuation of healthcare benefits (with Mr. Peirez still responsible for the employee portion of the premium) for 18 months, (iii) a pro rata bonus for the year of termination based on the greater of (x) target annual performance and (y) the average annual bonus paid over the two years preceding the year of termination, and (iv) full vesting of all outstanding options, restricted stock units (or, following the effective time, the merger consideration received in respect of such unvested awards.)

Each of Sterling’s other executive officers is party to a severance agreement by and between Sterling and such executive officer (each, referred to as a severance agreement). Pursuant to the terms of the applicable severance agreement, in the event of a termination of employment of such other executive officer by Sterling without “cause” or by such other executive officer for “good reason” (each as defined in the applicable severance agreement), in either case within three months prior to or twenty-four months following the completion of the transaction, such other executive officer would be eligible to receive (i) cash severance payments consisting of twelve months of such other executive officer’s base salary at the rate in effect on the termination date and such other executive officer’s target annual bonus for the year in which the termination occurs, paid in installments over 12 months, (ii) continuation of healthcare benefits (with such other executive officer still responsible for the employee portion of the premium) for twelve months, (iii) a pro rata bonus for the year of termination based on the greater of (x) target performance and (y) the average annual bonus paid over the two years preceding the year of termination, and (iv) full vesting of all outstanding unvested options, restricted stock and RSUs (or, following the effective time, the merger consideration received in respect of such unvested awards).

The severance payments and benefits described above under the Sterling CEO employment agreement and the severance agreements are subject to the applicable executive’s execution and non-revocation of a general waiver and release of claims and continued compliance with the terms of any applicable non-compete, non-solicit, confidentiality or other restrictive covenant obligations. The Sterling CEO employment agreement and the severance agreements do not provide any tax gross-ups. Instead, the Sterling CEO employment agreement and the severance agreements contain a “modified cutback” provision, which reduces the benefits payable to the extent necessary so that no excise tax would be imposed on the benefits paid (including with respect to acceleration of equity outlined below), but only if doing so would result in the applicable executive retaining a larger after-tax amount.

Employee Benefits

Commencing at the effective time and ending on (i) the first anniversary of the effective time (if the effective time occurs after June 30 in any calendar year) or (ii) December 31 of the year in which the effective time occurs (if the effective time occurs on or before June 30 in any calendar year), First Advantage will provide, or will cause the surviving corporation to provide, each employee of Sterling or any of its subsidiaries who continues to be employed by First Advantage, the surviving corporation, or any of its subsidiaries following the effective time (referred to as a continuing employee) with (i) a base wage rate or base salary rate at least equal to that in effect immediately prior to the effective time; (ii) at least the same annual target cash incentive compensation opportunity as in effect immediately prior to the effective time (excluding, for the avoidance of doubt, any change-in-control, transaction and retention bonus payments); (iii) health and welfare benefits (excluding severance but including paid time off) that are no less favorable than those provided to similarly situated employees of First Advantage and its subsidiaries, and (iv) severance benefits that are the greater of (x) the severance benefits for which such continuing employee was eligible under the Sterling benefit plans in effect as of the date of the merger agreement and (y) the severance benefits for which similarly situated employees of First Advantage and its subsidiaries are eligible under the applicable First Advantage benefit plans.

For all purposes (including purposes of vesting, eligibility to participate, and level of benefits, but excluding eligibility to participate or benefit accrual under any defined benefit pension plan or any postemployment health or welfare plan) under the employee benefit plans of First Advantage and its subsidiaries providing benefits to any continuing employees after the effective time (including severance and paid time off) (referred to as the new plans), each continuing employee will be credited with his or her years of service with Sterling and its subsidiaries and their respective predecessors before the effective time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, each continuing employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent that coverage under such new plan is of the same type as the Sterling benefit plan in which such continuing employee participated immediately before the effective time (such plans, collectively, referred to as the old plans), and (i) for purposes of each new plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, First Advantage or its applicable subsidiary will use their reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived and (ii) First Advantage and its applicable subsidiary will use reasonable best efforts to cause any eligible expenses incurred by such continuing employee during the portion of the plan year of the old plan ending on the date such employee’s participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such for the applicable plan year as if such amounts had been paid in accordance with such new plan.

Board Seat on the First Advantage Board of Directors

Pursuant to the merger agreement, Joshua Peirez, who currently serves as Sterling’s Chief Executive Officer and as a member of the Sterling board of directors, will be offered a position on First Advantage’s board of directors, effective at the effective time and on terms and conditions determined by First Advantage, to serve in such class of directors as First Advantage shall determine prior to the effective time, subject to Mr. Peirez’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the closing.

Management of Sterling Following the Transaction

The directors and officers of Merger Sub as of immediately prior to the effective time will become the directors and officers of Sterling, as the surviving corporation of the merger with Merger Sub, upon completion of the transaction. Merger Sub’s current directors are Scott Staples, David L. Gamsey and Bret Jardine, each of whom also serves as an officer of Merger Sub. It is expected that Merger Sub’s current directors and officers will become Sterling’s directors and officers upon completion of the transaction.

Potential Employment Arrangements with First Advantage

Any of Sterling’s executive officers who become officers or employees or who otherwise are retained to provide services to First Advantage may, prior to, on, or following the effective time, enter into new individualized compensation arrangements with First Advantage and may participate in cash or equity incentive or other benefit plans maintained by First Advantage. As of the date of this information statement/prospectus, no new individualized compensation arrangements between Sterling’s executive officers and First Advantage have been established.

Indemnification and Insurance

Under the merger agreement, for a period of six years after the effective time, First Advantage must cause Sterling to indemnify and hold harmless, to the fullest extent permitted by applicable law and the organizational documents of Sterling or its subsidiaries, or any indemnification agreements in existence as of the date of the merger agreement that were provided to First Advantage prior to the date of the merger agreement, each current and former director, officer and manager of Sterling and its subsidiaries against any costs and expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, in connection with such person serving as an officer, director or manager of Sterling or one of Sterling’s subsidiaries.

In addition, for a period of six years following the effective time, First Advantage is required to maintain in effect the provisions in the organizational documents of Sterling and any indemnification agreements in existence as of the date of the merger agreement that were provided to First Advantage (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of officers, directors and managers and advancement of expenses that were in existence as of the date of the merger agreement.

At or prior to the effective time, Sterling (or, at First Advantage’s election, First Advantage) is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time with respect to matters arising at or prior to the effective time, and officers’ liability insurance and fiduciary liability insurance prior to the date of the merger agreement.

For additional information regarding director and officer indemnification and liability insurance, please see the section titled “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance”.

Treatment of Indebtedness

For a description of First Advantage’s and Sterling’s existing indebtedness, please see First Advantage’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed on May 9, 2024, and Sterling’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024, filed on May 9, 2024, respectively, each of which is incorporated by reference herein.

For additional information regarding the treatment of Sterling’s existing indebtedness under the merger agreement, please see the section titled “The Merger Agreement—Actions with Respect to Sterling Debt”.

This information statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy any debt securities of First Advantage or Sterling. It does not constitute a prospectus or prospectus equivalent document for any such securities. No offering of any debt securities of First Advantage shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Financing of the Transaction

The transaction is not conditioned upon any financing arrangements or contingencies. First Advantage anticipates that the funds needed to complete the transaction will be derived from a combination of cash on hand and third-party debt financing.

In connection with the execution of the merger agreement, First Advantage Holdings, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of First Advantage (referred to as the borrower), entered into a commitment letter (referred to as the debt commitment letter) with certain financial institutions that committed to provide, subject to the terms and conditions of the debt commitment letter, a senior secured incremental term loan in an aggregate principal amount of $1,820 million and incremental revolving commitments in an aggregate principal amount of $150 million (the incremental revolving commitment, together with the incremental term loan, referred to as the facilities), in each case, under the borrower’s existing credit agreement. Such financial institutions also agreed to extend the maturity date of the borrower’s revolving credit facility from July 31, 2026 to the date that is the fifth anniversary of the closing date of the transaction.

All principal, accrued but unpaid interest, fees and other amounts (other than contingent obligations not then due and payable) outstanding under the credit agreement, dated as of November 29, 2022, by and among Sterling Infosystems, Inc., as borrower, Sterling Intermediate Corp. and the other guarantors party thereto, KeyBank National Association, as administrative agent, and the other parties thereto (referred to as the Sterling credit agreement), on the closing date of the transaction will be repaid in full in connection with, and substantially concurrently with, the closing of the transaction. Additionally, all commitments to lend and guarantees and security in connection with the Sterling credit agreement will be terminated or released, or arrangements for such termination or release will have been agreed upon with the administrative agent under the borrower’s credit agreement (such termination or release, together with the repayment on the closing date of the transaction of outstanding amounts under Sterling credit agreement, referred to as the refinancing).

The proceeds of the facilities, on the closing date of the transaction, will be applied to pay (i) the merger consideration, (ii) the fees and expenses incurred in connection with the transaction, the financing of the transaction and the refinancing.

This summary is subject to, and qualified in its entirety by reference to, the debt commitment letter, which is incorporated by reference into this information statement/prospectus.

Accounting Treatment of the Transaction

The transaction will be accounted for as a business combination, with First Advantage using the acquisition method of accounting in accordance with Accounting Standard Codification 805, Business Combinations, and, accordingly, will generally result in the recognition of Sterling assets acquired and liabilities assumed at fair value. However, as of the date of this information statement/prospectus, the valuation studies necessary to estimate the fair values of the assets acquired (including intangible assets, such as completed technology, customer relationships and customer lists, and trademarks and trade names) and liabilities assumed have been performed based on publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions, as there are limitations to the type of information that can be exchanged between First Advantage and Sterling at this time. Until the transaction is complete, First Advantage will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and there can be no assurances that the final valuations will not result in material changes to this preliminary purchase price allocation. The excess of the consideration transferred over the identifiable net assets acquired reflected in the unaudited pro forma condensed combined financial information will be allocated to goodwill. A final determination of these fair values will reflect appraisals prepared by independent third-parties and will be based on the actual tangible and intangible assets and liabilities that exist as of the acquisition date. The actual allocation of the consideration transferred may differ from the allocation assumed in the unaudited pro forma condensed combined financial information and may result in adjustments to the unaudited pro forma condensed combined financial information.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the transaction to “U.S. Holders” and “non-U.S. Holders” (in each case, as defined below) of Sterling common stock that receive cash and First Advantage common stock in respect of such Sterling common stock in the transaction. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (referred to as the code), applicable U.S. Treasury regulations, judicial authority, administrative interpretations, and administrative rulings in effect as of the date of this information statement/prospectus, all of which may change, possibly with retroactive effect. This summary is general in nature and does not purport to be a complete analysis of all potential tax effects of the transaction.

This discussion addresses only the consequences of the exchange of shares of Sterling common stock held as capital assets within the meaning of Section 1221 of the code (generally, property held for investment). It does not consider the effect of the Medicare tax on net investment income or any applicable state, local or foreign income tax laws, or of any non-income tax laws. In addition, this discussion does not address all aspects of U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	a bank, insurance company, or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an entity or arrangement treated for U.S. federal income tax purposes as a partnership, S corporation or other pass-through entity (or an investor in such an entity or arrangement);

•	a real estate investment trust or regulated investment company;

•	a dealer or broker in stocks and securities or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of shares subject to the alternative minimum tax provisions of the code;

•	a holder of shares that received the shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder that has a functional currency other than the U.S. dollar;

•	a “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a holder of shares that exercises appraisal rights;

•	a foreign pension fund and its affiliates;

•	a holder that holds shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person that owns (directly or through attribution) 5% or more (by vote or value) of the outstanding Sterling common stock;

•	a U.S. expatriate; or

•

a holder of shares that is required to accelerate the recognition of any item of gross income with respect to the shares as a result of such income being recognized on an applicable financial statement.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Sterling common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Sterling common stock and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the transaction to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Sterling common stock that is:

•	an individual citizen or resident, for U.S. federal income tax purposes, of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. Holder” means a beneficial owner of Sterling common stock that is not a U.S. Holder or a partnership (or any other entity classified as a partnership for U.S. federal income tax purposes).

Holders should consult with their own tax advisors as to the tax consequences of the transaction in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. state or local, non-U.S. or other tax laws and of changes in those laws.

U.S. Holders

General. Subject to the discussion under the section titled “Potential Application of Section 304 of the Code,” a U.S. Holder receiving First Advantage common stock and cash in exchange for Sterling common stock pursuant to the transaction generally will recognize capital gain or loss for U.S. federal income tax purposes on the exchange in an amount equal to the difference, if any, between (i) the sum of the fair market value of the First Advantage common stock (determined on the closing date of the transaction) and cash received (including cash received in lieu of fractional First Advantage common stock) and (ii) the U.S. Holder’s adjusted tax basis in the Sterling common stock surrendered in the exchange. A U.S. Holder’s adjusted tax basis generally will equal the price the U.S. Holder paid for such shares. Gain or loss will be determined separately for each block of shares of Sterling common stock (i.e., shares of Sterling common stock acquired at the same cost in a single transaction). If a U.S. holder acquired different blocks of shares of Sterling common stock at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of shares of Sterling common stock that it holds.

Gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Sterling common stock is more than one year on the closing date of the transaction. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are currently subject to U.S. federal income tax at preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

A U.S. Holder’s aggregate tax basis in shares of First Advantage common stock received in the transaction will equal the fair market value of such stock on the closing date of the transaction, and the U.S. Holder’s holding period in such shares will begin the day after the closing date of the transaction.

Information Reporting and Backup Withholding. Information reporting and backup withholding (currently at a rate of 24%) may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a U.S. Holder of Sterling common stock who (i) furnishes a correct taxpayer identification number (referred to as TIN), certifies that such U.S. Holder is not subject to backup withholding on the Internal Revenue Service (referred to as the IRS) Form W-9 (or appropriate successor form) included in the transmittal materials that such U.S. Holder will receive, and otherwise complies with all applicable requirements of the backup withholding rules; or (ii) provides proof that such U.S. Holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that such U.S. Holder furnishes the required information to the IRS in a timely manner. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

Non-U.S. Holders

General. Subject to the discussion under the section titled “Potential Application of Section 304 of the Code,” a non-U.S. Holder’s receipt of First Advantage common stock and cash in exchange for shares of Sterling common stock pursuant to the transaction generally will not be subject to U.S. federal income tax unless:

•

the gain, if any, on such shares is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. Holder’s permanent establishment in the United States);

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the transaction and certain other conditions are met; or

•	Sterling is and has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. Holder described in the first bullet point immediately above will generally be subject to regular U.S. federal income tax on any gain realized as if the non-U.S. Holder were a U.S. Holder. If such non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (or a lower treaty rate). An individual non-U.S. Holder described in the second bullet point immediately above will be subject to tax at a rate of 30% (or a lower treaty rate) on any gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Sterling believes it is not and has not during the five years preceding the transaction been a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Information reporting and backup withholding will generally apply to payments made pursuant to the transaction to a non-U.S. Holder effected by or through the U.S. office of any broker, whether domestic or foreign, unless the holder certifies its status as a non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Copies of applicable information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which such non-U.S. Holder resides under the provisions of an applicable treaty or agreement. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial domestic ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. A non-U.S. Holder must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to its exempt foreign status in order to qualify as an exempt recipient. Notwithstanding the foregoing, backup withholding and information reporting may apply if Sterling, the paying agent or First Advantage has actual knowledge, or reason to know, that a non-U.S. Holder is a U.S. person. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be refunded or credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS and the required information is furnished to the IRS in a timely manner.

Potential Application of Section 304 of the Code

Notwithstanding the foregoing, the receipt of cash consideration in the transaction by holders of Sterling common stock that also actually or constructively own shares of First Advantage common stock may be subject to Section 304 of the code if, in the aggregate, holders who own 50% or more of Sterling common stock before the transaction own 50% or more of First Advantage common stock immediately after the transaction, in each case, taking into account certain constructive ownership rules under the code. Based on publicly available information about share ownership as of the date hereof, First Advantage and Sterling believe it is unlikely that the 50% ownership requirement is satisfied as of the date hereof. However, it may not be possible to establish with certainty at the time of the transaction, and no assurances can be provided, as to whether or not the 50% ownership requirement is satisfied because sufficient ownership information necessary to make such determination may not be available at that time.

If Section 304 of the code were to apply to the cash consideration received in the transaction, to the extent a holder of Sterling common stock would otherwise be treated for U.S. federal income tax purposes as selling shares of Sterling common stock for cash, such holder would instead be treated as receiving the cash consideration from First Advantage in a deemed redemption of shares of First Advantage common stock deemed issued to such holder. If such deemed redemption were treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the code, then such holder generally would recognize dividend income up to the amount of the cash received. For non-U.S. Holders, any amount so treated generally would be subject to U.S. withholding tax at a rate of 30% (or lower treaty rate), unless such dividend is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. Holder’s permanent establishment in the United States). Because it may not be possible to establish with certainty on the closing date of the transaction whether Section 304 of the code applies, and because the application of Sections 302 and 304 of the code will depend on a non-U.S. Holder’s particular circumstances, withholding agents may nonetheless withhold tax at a rate of 30%. If a withholding agent withholds excess amounts from the cash consideration payable to a non-U.S. Holder, such non-U.S. Holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.

Holders of Sterling common stock should consult their own tax advisors regarding the application of the foregoing rules in light of their particular circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the transaction, and whether to sell their shares of Sterling common stock (and considerations relating to the timing of any such sales).

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. STERLING URGES YOU TO CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE TRANSACTION ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Regulatory Clearances and Approvals Required for the Transaction

HSR Act and U.S. Antitrust Matters

The transaction is subject to the requirements of the HSR Act, which prevents Sterling and First Advantage from completing the transaction until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and the HSR Act waiting period is terminated or expires. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period (referred to as the HSR waiting period) (and any extension thereof) following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties voluntarily withdrew their submission of the requisite notification and report forms under the HSR Act and refiled such notification and report on April 26, 2024. On May 28, 2024, First Advantage and Sterling each received a request for additional information and documentary material, often referred to as a “second request”, from the DOJ under the HSR Act. The effect of the second request is to extend the waiting period imposed under the HSR Act until 30 days after First Advantage and Sterling have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the DOJ. The parties have been working cooperatively with the DOJ to bring its review of the transaction to a close as expeditiously as possible and will continue to do so. As a result of the second request, the closing of the transaction is now anticipated to occur in approximately the fourth quarter of 2024.

Foreign Regulatory Clearances

The completion of the transaction is subject to clearance under the antitrust and foreign direct investment laws of certain foreign jurisdictions, and the parties have filed the applicable notifications with the appropriate regulators in such jurisdictions. The parties must observe mandatory waiting periods and/or obtain the necessary approvals, clearances or consents pursuant to these foreign laws before completing the transaction.

Other state or foreign antitrust, competition and foreign direct investment authorities may take action under the laws of their jurisdictions, which could include seeking to enjoin the completion of the transaction. For additional information about regulatory approvals relating to the transaction, please see the section titled “The Merger Agreement—Conditions to the Transaction”.

Although the parties expect that all required regulatory clearances and approvals will be obtained, the parties cannot assure you that these regulatory clearances and approvals will be timely obtained or obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the transaction, including the requirement to divest assets, create or modify contractual rights or obligations or enter into supply or services agreements. These conditions could result in the conditions to the transaction not being satisfied.

Exchange of Shares; Elections as to Form of Consideration

At the effective time, each issued and outstanding share of Sterling common stock (other than (i) canceled shares, (ii) dissenting shares and (iii) excluded shares) will be converted into the right to receive, at the election of the stockholder and subject to proration, $16.73 in cash, without interest, or 0.979 of a share of First Advantage common stock. A Sterling stockholder may elect a different form of consideration for each share such Sterling stockholder owns. A Sterling stockholder may elect to receive (i) solely the cash consideration, (ii) solely the stock consideration or (iii) if a Sterling stockholder owns more than one share, a combination of the cash consideration for a selected number of shares and the stock consideration for the remaining number of shares. Whether a Sterling stockholder receives their elected merger consideration will depend on the election of other Sterling stockholders and the proration mechanism. No fractional shares of First Advantage common stock will be issued in the transaction, and holders of Sterling common stock will instead receive cash in lieu of fractional shares of First Advantage common stock.

Prior to the effective time, First Advantage will enter into an exchange agent agreement with a bank or trust company reasonably acceptable to Sterling and anticipated to be Equiniti Trust Company, LLC. At or prior to the effective time, First Advantage will deposit (i) cash in immediately available funds in an amount sufficient to pay the aggregate cash consideration and, to the extent determinable, cash in lieu of fractional shares and (ii) evidence of First Advantage common stock in book-entry form representing the number of shares of First Advantage common stock sufficient to deliver the aggregate stock consideration.

As described above, Sterling stockholders will not receive any fractional shares of First Advantage common stock in the transaction. Instead, a Sterling stockholder who otherwise would have received a fractional share of First Advantage common stock will be entitled to receive a cash payment in lieu of such fractional share in an amount determined by multiplying (i) the last reported sale price of First Advantage common stock on The Nasdaq Stock Market LLC (as reported in the Wall Street Journal, or if not reported therein, in another authoritative source mutually selected by First Advantage and Sterling) on the last complete trading day prior to the date of the effective time by (ii) the fraction of a share (after taking into account all shares of First Advantage common stock held by such holder at the effective time and rounded to the nearest one thousandth when expressed in decimal form) of First Advantage common stock to which such holder would otherwise be entitled.

If a dividend or other distribution is declared with respect to shares of First Advantage common stock with a record date after the effective time, such declaration will include a dividend or other distribution in respect of all shares of First Advantage common stock issuable pursuant to the merger agreement.

The merger agreement provides that Sterling stockholders will be provided with an election form and other customary transmittal materials. The election form will allow each holder of Sterling common stock to specify (i) the number of shares of Sterling common stock owned by such holder with respect to which such holder desires to receive the cash consideration and (ii) the number of shares of Sterling common stock owned by such holder with respect to which such holder desires to receive the stock consideration.

First Advantage and Sterling will initially make available and mail the election form at least 20 business days prior to the anticipated election deadline to holders of record as of the fifth business day prior to such mailing date. Following the mailing date, First Advantage and Sterling will use all reasonable efforts to make available as promptly as possible an election form to any stockholder who requests an election form prior to the election deadline. The election deadline will be 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date that is five business days prior to First Advantage’s good faith estimate of the closing date of the transaction or such other date as may be mutually agreed to by the parties. First Advantage and Sterling will cooperate to issue a press release reasonably satisfactory to each of them announcing the election deadline at least three business days prior to the election deadline.

To make a valid election, a Sterling stockholder must submit to the exchange agent a properly completed and signed election form (including duly executed transmittal materials included in the election form). The election form must also be accompanied by any certificates representing all certificated shares of Sterling common stock to which such election form relates (or by an appropriate customary guarantee of delivery of such certificates, as set forth in such election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States).

A Sterling stockholder may change or revoke an election by providing written notice to the exchange agent, which must be received by the exchange agent prior to the election deadline, accompanied by a properly completed and signed revised election form, or by withdrawing his or her shares of Sterling common stock previously deposited with the exchange agent. If any election is not properly made with respect to any shares of Sterling common stock, such election will be deemed to be not in effect, and the shares of Sterling common stock covered by such election will be deemed to be non-election shares (as described more fully in the section titled “Effects of the Transaction”), unless a proper election is subsequently timely made.

After the effective time, shares of Sterling common stock will no longer be outstanding, will be canceled and will cease to exist and each certificate or book entry share that previously represented shares of Sterling common stock (other than (i) canceled shares, (ii) dissenting shares and (iii) excluded shares) will represent only the right to receive the merger consideration pursuant to the merger agreement, cash in lieu of fractional shares and unpaid dividends and distributions, if any, as described above. With respect to such shares of First Advantage common stock deliverable upon the surrender of Sterling stock certificates or book-entry shares, until holders of such Sterling stock certificates or book-entry shares have properly surrendered such stock certificates or book-entry shares to the exchange agent (or another agent appointed by First Advantage) for exchange, along with a duly completed letter of transmittal in the case of holders of certificates and any other documents as may customarily be required by the exchange agent, those holders will not receive the merger consideration, any cash in lieu of fractional shares and any dividends or distributions that become due to the holders of converted Sterling common stock.

Promptly (and within five business days) after the effective time, First Advantage will cause the exchange agent to mail to each record holder of certificates who has not previously submitted an election form with duly executed transmittal materials and whose shares of Sterling common stock were converted in the transaction into the right to receive the merger consideration a letter of transmittal and instructions for surrendering Sterling share certificates in exchange for payment of the merger consideration. Holders of book-entry shares whose shares of Sterling common stock were converted in the transaction into the right to receive the merger consideration will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. Upon surrender of Sterling share certificates or book-entry shares and a duly executed letter of transmittal in the case of holders of certificates to the exchange agent (or another agent appointed by First Advantage) in compliance with the instructions for surrender, such holders will be entitled to receive the merger consideration and any fractional share cash amounts.

First Advantage will instruct the exchange agent to accept the certificates upon compliance with such reasonable terms and conditions as the exchange agent may impose, to effect an orderly exchange in accordance with normal exchange practices. The time that any individual Sterling stockholder receives its, his or her merger consideration will vary depending on the underlying arrangements through which such Sterling stockholder holds its, his or her shares of Sterling common stock.

Listing of First Advantage Common Stock; Delisting of Sterling Common Stock

It is a condition to the completion of the transaction that the shares of First Advantage common stock to be issued to Sterling stockholders in the transaction be approved for listing on The Nasdaq Stock Market LLC, subject to official notice of issuance. As a result of the transaction, shares of Sterling common stock will cease to be listed on The Nasdaq Stock Market LLC.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this information statement/prospectus and is incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this information statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. First Advantage and Sterling encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the transaction as it is the legal document governing the transaction.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. First Advantage and Sterling are responsible for considering whether additional disclosure of material information is required to make the statements in this information statement/prospectus not misleading. Factual disclosures about First Advantage and Sterling contained in this information statement/prospectus or First Advantage’s or Sterling’s public reports filed with the SEC may supplement, update or modify the factual disclosures about First Advantage or Sterling contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by First Advantage, Merger Sub and Sterling are qualified and subject to important limitations agreed to by the parties to the merger agreement in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the transaction. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this information statement/prospectus and in the documents incorporated by reference into this information statement/prospectus. For additional information regarding the location of information incorporated by reference into this information statement/prospectus, please see the section titled “Where You Can Find More Information”.

Transaction

Upon the terms and subject to the conditions of the merger agreement and in accordance with Delaware law, at the effective time, Merger Sub will merge with and into Sterling, and Sterling will survive the merger with Merger Sub and become an indirect wholly-owned subsidiary of First Advantage and the separate corporate existence of Merger Sub will cease.

Closing; Effective Time

Unless the parties otherwise agree in writing, the completion of the transaction (referred to as the closing) will take place remotely by electronic exchange of the fully executed documents on the fifth business day following the date on which all conditions to the transaction set forth in the merger agreement have been satisfied, or, to the extent permitted by applicable law, waived in writing by the applicable party (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing). The transaction will be effective at such time as Sterling files the certificate of merger with the Delaware Secretary of State or at such other date and time as is agreed to by the parties and specified in such certificate of merger (referred to as the effective time). The parties were not required to effect the closing prior to April 30, 2024.

In the event that, pursuant to the terms described in the immediately preceding paragraph, the closing would occur on a date other than the last business day of a month, First Advantage may elect in writing to Sterling to defer the closing until the last business day of the month in which closing is otherwise required to occur, unless another date or time is agreed to in writing by Sterling and First Advantage. Upon making such written election, until the day immediately following the last business day of such month neither First Advantage nor Sterling will have the right to terminate the merger agreement as a result of the effective time not having occurred prior to the outside date.

Effects of the Transaction

At the effective time, subject to the payment of cash in lieu of fractional shares of First Advantage common stock as described below under “—No Fractional Shares” and proration as described below under “—Proration and Allocation of Merger Consideration,” each share of Sterling common stock and each Sterling common stock equivalent, issued and outstanding immediately prior to the effective time (other than (i) canceled shares as described below “—Cancellation of Certain Sterling Common Stock,” (ii) dissenting shares as described below under “—Shares of Dissenting Stockholders” and (iii) excluded shares as described below under “—Conversion of Excluded Shares”), will be converted into the right to receive, without interest:

•

for each share of Sterling common stock and each Sterling common stock equivalent with respect to a cash election has been properly made and not properly changed or revoked (referred to as a cash election share), $16.73 in cash (referred to as the cash consideration);

•

for each share of Sterling common stock and each Sterling common stock equivalent with respect to which a stock election has been properly made and not properly changed or revoked (referred to as a stock election share), 0.979 of a share of First Advantage common stock (referred to as the stock consideration); and

•

for each share of Sterling common stock and each Sterling common stock equivalent that is not a cash election share or a stock election share (referred to as a non-election share), the right to receive cash consideration or stock consideration as determined in accordance with the proration methodology described below under “—Proration and Allocation of Merger Consideration”.

The stock consideration will be appropriately adjusted to reflect the effect of any stock split, subdivision, consolidation, combination or reclassification with respect to the outstanding shares of First Advantage common stock, Sterling common stock, payment of a stock dividend or other distribution in respect of such shares or the changing of such shares into other securities, in each case that occurs prior to the effective time.

Notwithstanding the above, if First Advantage determines in its reasonable discretion that it is impracticable or overly burdensome to provide the cash election or the stock election to current or former employees or other service providers of Sterling or any of its subsidiaries who are non-U.S. Holders of Sterling common stock that are subject to a Sterling restricted stock award, First Advantage will notify the applicable non-U.S. Holders as to whether such Sterling common stock will be converted wholly into cash awards or restricted shares of First Advantage common stock.

No Fractional Shares

Cash will be paid in lieu of fractional shares of First Advantage common stock as described in the next sentence. Each holder of shares of Sterling common stock or any Sterling common stock equivalent that would otherwise have been entitled to receive a fractional share of First Advantage common stock in the transaction will instead receive a cash payment equal to the product obtained by multiplying (i) the fraction of a share of First Advantage common stock to which such holder would otherwise be entitled (accounting for all shares of Sterling common stock and any Sterling common stock equivalent held by such holder at the effective time), rounded down to the nearest one-thousandth of one share, by (ii) the last reported sale price of First Advantage common stock on The Nasdaq Stock Market LLC (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source mutually selected by First Advantage and Sterling) on the last complete trading day prior to the date of the effective time.

Proration and Allocation of Merger Consideration

The total number of shares of Sterling common stock and Sterling common stock equivalents to be entitled to receive the cash consideration (referred to as the maximum cash share number) will be equal to 72% of the aggregate number of shares of Sterling common stock issued and outstanding and all Sterling common stock equivalents, in each case, immediately prior to the effective time (other than any canceled shares and excluded shares), and the total number of shares of Sterling common stock and Sterling common stock equivalents to be entitled to receive the stock consideration will be equal to 28% of the aggregate number of shares of Sterling common stock issued and outstanding and Sterling common stock equivalents, in each case, as of immediately prior to the effective time (other than any canceled shares and excluded shares). Accordingly, depending on the elections made by other holders of Sterling common stock or Sterling common stock equivalents, a holder of Sterling common stock or Sterling common stock equivalents, may receive a portion of the merger consideration in the form such holder did not elect.

In no event will the aggregate number of shares of First Advantage common stock to be issued to holders of shares of Sterling common stock and Sterling common stock equivalents pursuant to the merger agreement exceed 27,150,000 (referred to as the maximum parent stock number). If, and to the extent that, the aggregate number of shares of First Advantage common stock to be issued would exceed the maximum parent stock number, then:

•

the cash consideration otherwise payable under the merger agreement will be proportionally increased in order to give effect to the maximum parent stock number by calculating (i) the number of shares of Sterling common stock and Sterling common stock equivalents resulting from the difference between (A) the total number of shares of First Advantage common stock that would have been issued but for the application of the maximum parent stock number and (B) the maximum parent stock number, divided by (ii) the exchange ratio of 0.979; and

•

each share of Sterling common stock and Sterling common stock equivalent resulting from the calculation in the foregoing bullet will be deemed to be a cash election share and will be converted into the right to receive cash consideration (and the percentages above will be recalculated based on such adjustment).

Within five business days after the effective time, First Advantage will cause the exchange agent for the payment of the merger consideration, referred to as the exchange agent, to effect the allocation among holders of Sterling common stock and Sterling common stock equivalents of rights to receive the cash consideration and the stock consideration as follows (with the exchange agent to determine, consistent with the immediately preceding paragraph, whether fractions of cash election shares, stock election shares and non-election shares, as applicable, will be rounded up or down):

Oversubscription of Cash Election Option. If the aggregate number of cash election shares (including, for this purpose, dissenting shares as of the effective time), referred to as the cash election number, equals or exceeds the maximum cash share number, then

•

the cash election shares of each holder of such cash election shares will be converted into the right to receive the cash consideration in respect of that number of cash election shares equal to the product obtained by multiplying (i) the number of cash election shares held by such holder by (ii) a fraction, the numerator of which is the maximum cash share number and the denominator of which is the cash election number, with the remaining number of such holder’s cash election shares being converted into the right to receive the stock consideration;

•	all stock election shares will be converted into the right to receive the stock consideration; and

•	all non-election shares will be converted into the right to receive the stock consideration.

Undersubscription of Cash Election Option. If the cash election number is less than the maximum cash share number (the amount by which the maximum cash share number exceeds the cash election number referred to as the shortfall number), then

•	all cash election shares will be converted into the right to receive the cash consideration;

•

if the shortfall number is less than or equal to the number of non-election shares, then all stock election shares will be converted into the right to receive the stock consideration, and the non-election shares of each holder of such non-election shares will be converted into the right to receive the cash consideration in respect of that number of non-election shares equal to the product obtained by multiplying (i) the number of non-election shares held by such holder by (ii) a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of non-election shares, with the remaining number of such holder’s non-election shares being converted into the right to receive the stock consideration; and

•

if the shortfall number exceeds the number of non-election shares, then all non-election shares will be converted into the right to receive the cash consideration, and stock election shares of each holder of such stock election shares will be converted into the right to receive the cash consideration in respect of that number of stock election shares equal to the product obtained by multiplying (i) the number of stock election shares held by such holder by (ii) a fraction, the numerator of which is the amount by which the shortfall number exceeds the total number of non-election shares, and the denominator of which is the total number of stock election shares, with the remaining number of such holder’s stock election shares being converted into the right to receive the stock consideration.

Cancellation of Certain Sterling Common Stock

At the effective time, each share of Sterling common stock issued and outstanding immediately prior to the effective time that is owned or held in treasury by Sterling, referred to as canceled shares, will automatically be canceled and will cease to exist. No consideration will be delivered in exchange for any canceled shares.

Conversion of Excluded Shares

Each share of Sterling common stock issued and outstanding immediately prior to the effective time that is owned by any wholly-owned subsidiary of Sterling, referred to as excluded shares, will automatically be canceled and will cease to exist. No consideration will be delivered in exchange for any excluded shares.

Shares of Dissenting Stockholders

Shares of Sterling common stock issued and outstanding immediately prior to the effective time and held (or beneficially owned, as the case may be) by a person, referred to as a dissenting stockholder, (i) who did not vote in favor of the adoption of the merger agreement, (ii) who is entitled to demand and properly demands appraisal of such shares of Sterling common stock pursuant to Section 262 of the DGCL and (iii) who complies in all respects with the provisions of the DGCL concerning the rights of Sterling stockholders to require payment by the surviving corporation of the “fair value” of such shares of Sterling common stock, referred to as dissenting shares, will not be converted into the right to receive the merger consideration.

Instead, if the transaction is completed, the dissenting shares will represent the right to receive whatever consideration may be determined to be due to such dissenting stockholder under Section 262 of the DGCL. If any dissenting stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, dissenting shares held by such dissenting stockholder will be treated as though such dissenting shares had been converted into the right to receive the applicable merger consideration as of the effective time. For additional information regarding appraisal rights, please see the section titled “Appraisal Rights”. In addition, a copy of Section 262 of the DGCL is attached to this information statement/prospectus as Annex H.

Governing Documents

At the effective time, by virtue of the transaction, the certificate of incorporation of Sterling as in effect immediately prior to the effective time will be amended and restated in its entirety in the form agreed to by the parties as of the date of the merger agreement and will be the certificate of incorporation of the surviving corporation, and the bylaws of Sterling as in effect immediately prior to effective time will be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub as in effect immediately prior to effective time, except that all references therein to Merger Sub will be automatically amended and will become references to the surviving corporation.

Governance Matters; Officers and Directors

Pursuant to the merger agreement, First Advantage will offer Joshua Peirez a position on the board of directors First Advantage, effective at the effective time and on terms and conditions determined by First Advantage. Such appointment will be subject to Mr. Peirez’s acceptance of such appointment at or prior to the effective time, his compliance with all requirements generally applicable to members of the board of directors of First Advantage and all applicable law.

The directors and officers of Merger Sub immediately prior to the effective time will be the initial directors and the initial officers, respectively, of the surviving corporation.

Election Procedures

Except for the Specified Stockholders (which, pursuant to the support agreement, have made a cash election with respect to each share of Sterling common stock held by them), each holder of shares of Sterling common stock and Sterling common stock equivalents, in each case, to be converted into the right to receive the merger consideration, referred to in this information statement/prospectus as a holder, may specify in a request made in accordance with the procedures described in this “—Election Procedures” section (i) the number of shares of Sterling common stock and Sterling common stock equivalents held by such holder with respect to which such holder desires to make a stock election and (ii) the number of shares of Sterling common stock and Sterling common stock equivalents held by such holder with respect to which such holder desires to make a cash election. Any such request is referred to in this information statement/prospectus as an election.

The merger agreement provides that First Advantage will prepare a form reasonably acceptable to Sterling, including appropriate and customary transmittal materials, referred to in this information statement/prospectus as the election form, so as to permit holders to exercise their right to make an election.

First Advantage and Sterling (i) will initially make available and mail the election form at least 20 business days prior to the anticipated election deadline (as defined below) to holders of Sterling common stock and Sterling common stock equivalents as of the fifth business day prior to such mailing date, and (ii) following such mailing date, will use all reasonable efforts to make available as promptly as possible an election form to any holder who requests such election form prior to the election deadline. The time period between such mailing date and the election deadline is referred to in this information statement/prospectus as the election period.

Any election will have been made properly only if the exchange agent will have received, during the election period, an election form properly completed and executed (including duly executed transmittal materials included in the election form). Unless otherwise agreed in advance by the parties to the merger agreement, election deadline means 5:00 p.m. local time (in the city in which the principal office of the exchange agent is located) on the date that is five business days prior to First Advantage’s good faith estimate of the closing date or such other date as may be mutually agreed to by the parties. First Advantage and Sterling will cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the election deadline at least three business days prior to the election deadline.

Any holder may, at any time during the election period, change or revoke his, her or its election by written notice to the exchange agent prior to the election deadline accompanied by a properly completed and executed revised election form. If any election is not properly made with respect to any shares of Sterling common stock and Sterling common stock equivalents (none of First Advantage, Sterling or the exchange agent being under any duty to notify any holder of any such defect), such election will be deemed to be not in effect, and the shares of Sterling common stock and Sterling common stock equivalents, as applicable, covered by such election will be deemed to be non-election shares, unless a proper election is thereafter timely made.

All elections will be automatically deemed revoked upon receipt by the exchange agent of written notification from the parties that the merger agreement has been terminated.

Subject to the election form, First Advantage, in the exercise of its reasonable, good faith discretion, will have the right to make all determinations, not inconsistent with the terms of the merger agreement, governing (i) the validity of the forms of election and compliance by any holder with the election procedures described in this “—Election Procedures” section, (ii) the method of issuance of shares of First Advantage common stock into which shares of Sterling common stock and Sterling common stock equivalents are converted in the transaction and (iii) the method of payment of cash for shares of Sterling common stock and Sterling common stock equivalents converted into the right to receive the cash consideration and cash in lieu of fractional shares of First Advantage common stock.

Exchange and Payment Procedures

Prior to the effective time, First Advantage will enter into an exchange agent agreement with a bank or trust company reasonably acceptable to Sterling. Prior to or at the effective time (and subject to the treatment of shares of net option stock (as defined below in the section titled “Treatment of Sterling Equity Awards”) attributable to unvested Sterling stock options, Sterling restricted stock units and shares of Sterling common stock subject to Sterling restricted stock awards as described below in the section titled “Treatment of Sterling Equity Awards”), First Advantage will deposit, or cause to be deposited, with the exchange agent (i) cash in immediately available funds in an amount sufficient to pay the aggregate cash consideration and all fractional share cash amounts as is necessary for the payment to holders of Sterling common stock and Sterling common stock equivalents and (ii) evidence of First Advantage common stock in book-entry form representing the number of shares of First Advantage common stock sufficient to deliver the aggregate stock consideration. Such cash and book-entry shares, together with any dividends or other distributions with respect to such book-entry shares, are referred to in this information statement/prospectus as the exchange fund. No such deposits will be required to be made with respect to any dissenting shares.

Exchange of Sterling Share Certificates and Book-Entry Sterling Shares

Promptly (and no later than five business days) after the effective time, First Advantage will cause the exchange agent to mail to each record holder of certificates who has not previously submitted an election form with duly executed transmittal materials and whose shares of Sterling common stock were converted in the transaction into the right to receive the merger consideration a letter of transmittal and instructions for surrendering Sterling share certificates in exchange for payment of the merger consideration. Holders of book-

entry shares whose shares of Sterling common stock were converted in the transaction and holders of Sterling common stock equivalents that were converted in the transaction, in each case, into the right to receive the merger consideration will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the merger consideration. Upon surrender of Sterling share certificates or book-entry shares and a duly executed letter of transmittal in the case of holders of certificates to the exchange agent (or to another agent appointed by First Advantage) in compliance with the instructions for surrender, such holders will be entitled to receive the merger consideration, together with any fractional share cash amounts and any dividends or other distributions to which such certificates or book-entry shares become entitled as described below in the “—Dividends and Distributions” section or any canceled or converted Sterling common stock equivalent.

First Advantage will instruct the exchange agent to accept the certificates upon compliance with such reasonable terms and conditions as the exchange agent may impose, to effect an orderly exchange in accordance with normal exchange practices. The time that any individual stockholder receives its, his or her merger consideration will vary depending on the underlying arrangements through which such stockholder holds its, his or her shares of Sterling common stock.

In the event of a transfer of ownership of shares of Sterling common stock that is not registered in Sterling’s transfer or stock records, cash may be paid and/or shares may be issued to a person other than the person in whose name the surrendered Sterling share certificate or book-entry share is registered if such certificate or book-entry share is presented to the exchange agent accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the exchange agent and First Advantage that any applicable stock transfer or other similar taxes have been paid.

Lost, Stolen or Destroyed Certificates

In the event that a Sterling share certificate is lost, stolen or destroyed, the previous holder of the Sterling share certificate may obtain the merger consideration and the amount of any owed dividends or distributions in respect of such certificate by (i) making an affidavit regarding the loss, theft or destruction of the Sterling share certificate and (ii) if required by First Advantage or the exchange agent, providing an indemnity (in a reasonable amount as determined by First Advantage or the exchange agent) as indemnity against any claim that may be made against First Advantage, the surviving corporation or the exchange agent with respect to the lost, stolen or destroyed Sterling share certificate.

No interest will be paid or accrue on any cash payable upon surrender of any Sterling share certificates or in respect of any book-entry shares.

Dividends and Distributions

No dividends or other distributions with a record date after the effective time with respect to First Advantage common stock will be paid to the holder of any shares of Sterling common stock until such holder properly surrenders its shares in accordance with the procedures described in this “—Exchange and Payment Procedures” section. After proper surrender, First Advantage will cause such holder to be paid, without interest, (i) the amount of any dividends or other distributions with a record date after the effective time and paid with respect to such shares of First Advantage common stock to which such holder is entitled pursuant to the merger agreement and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the effective time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of First Advantage common stock.

Rights of Sterling Stockholders Following the Effective Time and Transfers Following the Effective Time

The shares of First Advantage common stock delivered and the cash paid in accordance with the terms of the merger agreement in respect of any shares of Sterling common stock will be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Sterling common stock (subject to any appraisal rights pursuant to Section 262 of the DGCL). From and after the effective time, all holders of Sterling share certificates and book-entry shares (including beneficial owners) will cease to have any rights as stockholders of Sterling other than the right to receive the merger consideration upon the surrender of such shares (together with the fractional share cash amount and any dividends or other distributions to which such shares become entitled in accordance with the merger agreement), without interest. From and after the effective time, the stock transfer books of Sterling will be closed with respect to all shares of Sterling common stock outstanding immediately prior to the effective time. From and after the effective time, there will be no further registration of transfers on the stock transfer books of Sterling and any certificates or book-entry shares formerly representing shares of Sterling common stock that are presented to First Advantage or the exchange agent for any reason will be canceled and exchanged for the merger consideration in accordance with the terms of the merger agreement (subject to any appraisal rights pursuant to Section 262 of the DGCL).

None of the parties to the merger agreement or the exchange agent will be liable to any person with respect to any portion of the exchange fund or the merger consideration delivered to a public official if required by any applicable abandoned property, escheat or similar law. Further, any portion of the merger consideration that remains undistributed to holders of Sterling share certificates and book-entry shares, or any holders of Sterling common stock equivalents, immediately prior to the date on which the merger consideration would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable law, become the property of First Advantage, free and clear of all claims or interest of any person previously entitled to such claims or interest.

Withholding Rights

Each party to the merger agreement, the exchange agent and any other person with a withholding obligation under applicable law will be entitled to deduct and withhold, from amounts otherwise payable pursuant to the merger agreement (including any stock consideration), any amounts required to be deducted or withheld with respect to such payment under the code or any other applicable tax law. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction or withholding was made.

Treatment of Sterling Equity Awards

Treatment of Stock Options, RSU Awards and Restricted Stock Awards

At the effective time, each outstanding in-the-money option to purchase Sterling common stock (i.e., has an exercise price per share that is less than the cash consideration) that was granted under the Sterling equity plans (referred to as Sterling stock options), whether vested or unvested, will automatically be canceled, with the holder of such Sterling stock option becoming entitled to receive the merger consideration in accordance with his election (and otherwise in accordance with the terms of the merger agreement with respect to each share of net option stock (as defined below)). Each out-of-the-money Sterling stock option (i.e., has an exercise price per share that is equal to or greater than the per share cash consideration), whether vested or unvested, will be canceled for no consideration. The merger consideration payable with respect to net option stock attributable to vested in-the-money Sterling stock options will be subject to reduction for any applicable tax withholding.

At the effective time, each outstanding Sterling restricted stock unit award (referred to as Sterling RSU award), whether vested or unvested, will automatically be canceled, with the holder of such Sterling RSU award becoming entitled to receive the merger consideration in accordance with such holder’s election.

In each case, holders of Sterling stock options or Sterling RSU awards will receive cash in lieu of any fractional shares of First Advantage common stock such holders would otherwise be entitled to receive.

If First Advantage determines in its reasonable discretion that it is impracticable or overly burdensome to provide non-U.S. Holders of Sterling stock options or Sterling RSU awards with an election, First Advantage will notify such holders as to whether their net option stock (in the case of holders of Sterling stock options) or their Sterling RSU award (in the case of holders of Sterling RSU awards) will be converted wholly into cash awards or restricted shares of First Advantage common stock.

Stock consideration received by a holder in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options (where the restricted stock is taxable only on vesting or settlement (and not on issuance)) or (ii) Sterling restricted stock awards will be issued to such holder pursuant to a restricted stock award agreement in respect of First Advantage common stock. Such stock consideration will be subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to such shares of net option stock or Sterling restricted stock award, as applicable, immediately prior to the effective time.

Stock consideration received by a holder (other than a non-employee director of Sterling) in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options (where the restricted stock is taxable on issuance), or (ii) any share of Sterling RSU award, will be issued to such holder in the form of an RSU over First Advantage common stock pursuant to an RSU award agreement. Such First Advantage RSUs will be subject to the same terms and conditions (including any accelerated vesting) as applied to such shares of net option stock or Sterling RSUs, as applicable, immediately prior to the effective time.

Cash consideration received by a holder (other than a non-employee director of Sterling) in respect of (i) shares of net option stock attributable to unvested in-the-money Sterling stock options, (ii) a Sterling RSU award or (iii) any unvested shares of Sterling common stock subject to a Sterling restricted stock award will be deferred and paid to the holder on the regularly scheduled future vesting dates of the applicable awards, subject to the same terms and conditions (including any rights to post-closing accelerated vesting upon a termination of employment) as applied to the net option stock or Sterling restricted stock award, as applicable, immediately prior to the effective time.

The number of shares of “net option stock” subject to an in-the-money Sterling stock option is that number of shares of Sterling common stock having a value (based on the cash merger consideration per-share value of $16.73) equal to the aggregate spread value of such Sterling stock option (i.e., the excess of $16.73 over the per-share exercise price of such stock option multiplied by the number of shares of Sterling common stock underlying such stock option).

At the effective time, the vesting of each Sterling restricted stock award held by a non-employee director will fully accelerate.

Employee Stock Purchase Plan

Pursuant to the terms of the merger agreement, Sterling, the Sterling board of directors or the compensation committee of the Sterling board of directors, as applicable, is required to take all actions necessary pursuant to the terms of Sterling’s employee stock purchase plan, as amended (referred to as the ESPP) to terminate the ESPP effective as of immediately prior to the effective time, contingent upon the occurrence of the transaction, and to provide that, (i) no offering or purchase period will be continued or commenced under the ESPP, except for any offering or purchase period under the ESPP that was in effect on the date of the merger agreement (referred to as the current ESPP offering period); (ii) no new participants may elect to participate in the ESPP during the current ESPP offering period; and (iii) no participant may increase the participant’s payroll deductions with respect to the current ESPP offering period. In addition, the merger agreement requires that the ESPP be suspended and no new offering period commenced under the ESPP after the date of the merger agreement, and that the final exercise date for the ESPP offering period as in effect on the date of the merger agreement be accelerated to the first payroll date of Sterling that is reasonably practicable, but in no event to a date that is later than 30 days, thereafter. Sterling terminated the then-current offering period for the ESPP effective February 29, 2024.

Each ESPP participant’s accumulated contributions under the ESPP, as of February 29, 2024, were used to purchase shares of Sterling common stock in accordance with the terms of the ESPP as of such date, which shares will be treated in accordance with the terms of the merger agreement, and Sterling has returned to each participant the funds, if any, that remained in such participant’s account after such purchase.

Representations and Warranties

The merger agreement contains customary representations and warranties of the parties. These include representations and warranties of Sterling with respect to:

•	organization and qualification;

•	subsidiaries;

•	capitalization;

•	voting trusts or agreements;

•	corporate authority;

•	due execution, delivery and enforceability of the merger agreement;

•	required consents and approvals;

•	no violations;

•	SEC filings;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with applicable laws;

•	permits;

•	employee benefit plans;

•	labor matters;

•	tax matters;

•	litigation and orders;

•	intellectual property;

•	privacy and data protection;

•	real property and assets;

•	material contracts;

•	environmental matters;

•	customers and suppliers;

•	insurance;

•	information supplied for SEC filings;

•	opinion of Citi as financial advisor to Sterling;

•	takeover statutes;

•	related party transactions;

•	finders and brokers; and

•	outsourcing contracts or understandings.

The merger agreement also contains customary representations and warranties of First Advantage and Merger Sub, including among other things:

•	organization and qualification;

•	capitalization;

•	voting agreements;

•	ownership of Merger Sub;

•	corporate authority;

•	due execution, delivery and enforceability of the merger agreement;

•	required consents and approvals;

•	no violations;

•	SEC filings;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with applicable laws;

•	permits;

•	litigation and orders;

•	information supplied for SEC filings;

•	financing and sufficiency of funds;

•	solvency;

•	finders and brokers;

•	activity of Merger Sub; and

•	no ownership of shares of Sterling common stock.

The representations and warranties made by the parties contained in the merger agreement are generally qualified by “material adverse effect,” as defined in the merger agreement and described below. The representations and warranties contained in the merger agreement will expire at the effective time. The representations, warranties and covenants made by Sterling in the merger agreement are qualified by information contained in the confidential disclosure letter delivered to First Advantage in connection with the execution of the merger agreement (referred to as the Sterling confidential disclosure letter) and by certain filings that Sterling has made with the SEC prior to the date of the merger agreement, and the representations, warranties and covenants made by First Advantage and Merger Sub in the merger agreement are qualified by information contained in the confidential disclosure letter delivered to Sterling in connection with the execution of the merger agreement and by certain filings that First Advantage has made with the SEC prior to the date of the merger agreement. Stockholders are not third-party beneficiaries of these representations, warranties and covenants under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Sterling or any of its affiliates or of First Advantage or any of its affiliates.

Material Adverse Effect

A “material adverse effect” with respect to Sterling or First Advantage, as applicable, means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of First Advantage and its subsidiaries or Sterling and its subsidiaries, as applicable, taken as a whole, except that no such change, effect, development, circumstance, condition, fact, state of facts, event or occurrence to the extent resulting or arising from any of the following will be deemed to constitute a material adverse effect or will be taken into account when determining whether a material adverse effect exists or has occurred or is reasonably expected to exist or occur:

•	any changes in general domestic or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

•	any changes in general conditions in any industry or industries in which Sterling and its subsidiaries or First Advantage and its subsidiaries, as applicable, operate;

•	any changes in general political conditions;

•	any changes after the date of the merger agreement in GAAP or any authoritative interpretation thereof;

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(i) any changes after the date of the merger agreement in applicable law or (ii) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar law promulgated by any governmental entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic;

•

(i) any failure by Sterling or First Advantage, as applicable, to meet any internal or published projections, estimates or expectations of Sterling’s or First Advantage’s, as applicable, revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (ii) any failure by Sterling or First Advantage, as applicable, to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (except that the facts or occurrences giving rise or contributing to a failure of the sort described in clause (i) or (ii) of this bullet that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account for the purpose of determining whether a material adverse effect exists or has occurred or is reasonably expected to exist or occur);

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any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the merger agreement;

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the execution and delivery of the merger agreement or the completion of the transaction, or the public announcement of the merger agreement or the transaction, including any litigation arising out of or relating to the merger agreement or the transaction, the identity of First Advantage (in the case of Sterling) or the identity of Sterling (in the case of First Advantage), departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of the merger agreement or the completion of the transaction, or the public announcement of the merger agreement or the transaction

(except that this bullet will not apply to any representation or warranty (or related condition to the completion of the transaction) to the extent the purpose of such representation or warranty (or condition) is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the transaction);

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any action or the failure to take any action which action or failure to act is requested in writing by First Advantage or Sterling, as applicable, or any action expressly required by, the terms of the merger agreement (including with respect to certain covenants relating to Sterling’s conduct of business pending the transaction related to employee benefits and executive compensation matters, but otherwise excluding (i) certain other covenants relating to Sterling’s conduct of business pending the transaction and (ii) certain covenants relating to First Advantage’s conduct of business pending the transaction);

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any change in the price or trading volume of shares of Sterling or First Advantage common stock, as applicable, in and of itself (except that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account for the purpose of determining whether a material adverse effect exists or has occurred or is reasonably expected to exist or occur); and

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any reduction in the credit rating of Sterling or its subsidiaries or First Advantage or its subsidiaries, as applicable, in and of itself (except that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account for the purpose of determining whether a material adverse effect exists or has occurred or is reasonably expected to exist or occur).

However, with respect to the exceptions in the first, second, third, fourth, fifth and seventh bullets above, if such change, effect, development, circumstance, condition, fact, state of facts, event or occurrence has had a disproportionate adverse impact on Sterling or any of its subsidiaries or First Advantage or any of its subsidiaries, as applicable, relative to other companies operating in the industry or industries in which Sterling and its subsidiaries or First Advantage or its subsidiaries, as applicable, operate, then the incremental disproportionate impact of such change, effect, development, circumstance, condition, fact, state of facts, event or occurrence will be taken into account for the purpose of determining whether a “material adverse effect” exists or has occurred or is reasonably expected to exist or occur.

Conduct of Business by Sterling Prior to Completion of the Transaction

The merger agreement provides for certain restrictions on Sterling’s and its subsidiaries’ activities until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated. In general, except as specifically required by the merger agreement, as required by applicable law or as consented to in writing by First Advantage (such consent not to be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the merger agreement and the Sterling confidential disclosure letter, each of Sterling and its subsidiaries is required to conduct its business in the ordinary course of business and use reasonable best efforts to preserve intact its and their present business organizations, goodwill and ongoing businesses and preserve its and their present relationships with key customers, suppliers, vendors, distributors, licensors, licensees, governmental entities, employees and other persons with whom it and they have material business relations. In addition, except as specifically required by the merger agreement, as required by applicable law or as consented to in writing by First Advantage (such consent not to be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the merger agreement and the Sterling confidential disclosure letter, Sterling must not and must not permit any of its subsidiaries to, directly or indirectly:

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amend, modify, waive, rescind or otherwise change Sterling’s or any of its significant subsidiaries’ certificate of incorporation, bylaws or equivalent organizational documents or the certificate of incorporation, bylaws or equivalent organizational document of any other Sterling subsidiary in any material respect;

•

authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of Sterling or any of its subsidiaries), except for dividends and distributions paid or made by a wholly-owned Sterling subsidiary to Sterling or another wholly-owned Sterling subsidiary, in each case, in the ordinary course of business;

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enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC (other than a registration statement on Form S-8 with respect to Sterling’s 2021 Omnibus Incentive Plan and its ESPP) with respect to any, of its capital stock or other equity interests or any other securities;

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other than as specifically permitted by clause (iv) of the immediately succeeding bullet, adjust, split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests or any rights, warrants or options to acquire any such shares of capital stock or other equity interests, except for any such transaction involving only wholly-owned Sterling subsidiaries in the ordinary course of business;

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grant any Sterling stock option or issue, deliver, grant, sell, dispose of or encumber, or authorize the issuance, delivery, grant, sale, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interest in Sterling or any of its subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest, or any Sterling equity award, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Sterling equity award, other than (i) subject to the requirements and restrictions contained in a separate interim operating covenant, issuances of shares of Sterling common stock in respect of any exercise of Sterling stock options outstanding as of the date of the merger agreement or the vesting or settlement of Sterling equity awards outstanding as of the date of the merger agreement, in all cases in accordance with their respective terms in effect on the date of the merger agreement, (ii) the issuance of up to an agreed number of shares of Sterling common stock pursuant to the terms of the ESPP in respect of the ESPP offering period in effect as of the date of the merger agreement, (iii) the grant of awards or issuance of up to an agreed number of shares of Sterling common stock pursuant to the terms of Sterling’s 2021 Omnibus Incentive Plan, (iv) the issuance, withholding and retaining of shares of Sterling common stock in connection with the net settlement of Sterling restricted stock awards, Sterling RSU awards and Sterling stock options to pay any applicable exercise or purchase price and taxes, and (v) transactions solely between Sterling and its wholly-owned subsidiaries or between such wholly-owned subsidiaries in the ordinary course of business;

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except as specifically required by the terms of any Sterling benefit plan in effect as of the date of the merger agreement and subject to the restrictions and limitations set forth in the immediately preceding bullet, (a) increase the salaries, wages, bonuses, or any other compensation or benefits payable or to become payable to any directors, executive officers, employees or other service providers of Sterling, other than solely with respect to increases to the base compensation (i) of employees at or below the level of vice president in the ordinary course of business in connection with periodic reviews or promotions and (ii) which increases (A) would not result in an annualized increase in aggregate base compensation with respect to all Sterling employees in excess of an agreed amount and (B) are consistent with past practice with respect to individual increases in base compensation, (b) grant to any directors, executive officers, employees or other service providers of Sterling any rights to severance or termination pay or provide for any increase thereto, other than in the ordinary course of business and, with respect to U.S.-based employees, solely in accordance with Sterling’s severance plan; (c) pay or award, or commit to pay or award, (1) any ordinary course bonuses or similar incentive compensation in excess of agreed amounts or (2) any retention, change in control, “deal” or similar bonuses to any directors, executive officers, employees or other service providers or provide for any increase thereto, other than any such payments or awards to any employees below the level of the senior leadership team, in an aggregate amount not in excess of the amount set forth in the Sterling confidential disclosure letter; (d) establish, adopt, enter into, amend or terminate any Sterling benefit plan, other than in the ordinary course of business; (e) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Sterling benefit plan related to Sterling equity awards; (f) terminate the employment of any employees at the level of the senior leadership team other than for cause or due to permanent disability; (g) hire any new employees at the level of the Sterling senior leadership team other than to replace any such person whose employment is terminated by such person voluntarily or for cause or due to permanent disability, but (i) Sterling is not permitted to hire a new chief financial officer of Sterling until May 15, 2024, the total target compensation (defined, for purposes of this bullet, to include only annual base salary and annual target bonus) of any such newly hired chief financial officer of Sterling may not exceed the total target compensation of the employee such newly hired employee was hired to replace (such total target compensation of the employee being replaced referred to as the replacement target compensation) by more than 25% and any such newly hired chief financial officer of Sterling may not be entitled to any severance rights related to any termination of employment that occurs on or before February 28, 2025 (and any such severance rights must be consistent with the severance rights of the employee such newly hired chief financial officer of Sterling was hired to replace) and (i) the total target compensation of any other such newly hired employee may not exceed the replacement target compensation by more than 10% and any severance rights granted to any other such newly hired employee must be consistent with the severance rights of the employee such newly hired employee was hired to replace, and any equity award made to any such newly hired chief financial officer of Sterling or other newly hired employee will be subject to an equity award pool; or (h) provide any funding for any rabbi trust or similar arrangement;

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acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for (a) any acquisitions of, any equity interests in or all or a material portion of the assets of any person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations or (b) acquisitions of material assets, except for (i) transactions solely between Sterling and its wholly-owned subsidiaries or between such wholly-owned subsidiaries in the ordinary course of business, (ii) with respect to the acquisition of material assets, acquisitions of supplies or equipment in the ordinary course of business, or (iii) with respect to the acquisition of material assets, the permitted capital expenditures set forth in the interim operating covenants;

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liquidate (completely or partially), dissolve, merge, consolidate, restructure, recapitalize or effect any other reorganization or similar transaction (including any restructuring, recapitalization, or reorganization between or among any of Sterling and its subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

•

make any loans, advances or capital contributions to, or investments in, any other person (it being understood that maintaining accounts receivable in the ordinary course of business will not be considered to be the making of a loan or advance), except for (a) loans, advances, or capital contributions solely among Sterling and its wholly-owned Sterling subsidiaries or solely among Sterling’s wholly-owned Sterling subsidiaries in the ordinary course of business and (b) advances to directors, officers or managers pursuant to any indemnification or advancement obligations in the Sterling charter, the Sterling bylaws, the governing documents of any Sterling subsidiary, or any indemnification agreement set forth in the Sterling confidential disclosure letter;

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sell, lease, license, pledge, assign, transfer, exchange, swap, allow to lapse or expire, or otherwise dispose of, or subject to any lien (other than permitted liens), any of its properties, rights or assets (including shares in the capital of Sterling subsidiaries), except (a) sales of products or services in ordinary course commercial transactions, (b) dispositions of obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the business or other immaterial equipment or property (but excluding any consolidation of platforms), in each case, in the ordinary course of business, (c) leases or subleases of real property or interests therein not used for the conduct of Sterling’s or the Sterling subsidiaries’ business, as currently conducted, in each case in the ordinary course of business, (d) with regard to Sterling’s intellectual property rights, (i) non-exclusive licenses in the ordinary course of business, (ii) the disposition of immaterial Sterling intellectual property rights, or (iii) natural expirations of registered Sterling intellectual property in accordance with their statutory terms and (e) pursuant to transactions solely between Sterling and its wholly-owned subsidiaries or between such wholly-owned subsidiaries in the ordinary course of business;

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other than in the ordinary course of business, (a) enter into any contract that would, if entered into prior to the date of the merger agreement, be a material contract and under which Sterling or a Sterling subsidiary will make payments above $2.5 million during the 12 months following execution of such contract, (b) materially modify, materially amend, extend, renew or terminate any material contract, (c) waive or release any material rights or claims under any material contract, (d) assign any material rights or claims thereunder or (e) grant any material (measured relative to amounts Sterling or a Sterling subsidiary will pay or receive under such material contract) refunds, discounts, credits, rebates or allowances to customers other than in the ordinary course of business, but neither Sterling nor any of its subsidiaries may (i) extend or renew the term of any specified contract to be in excess of 12 months following the end of the term of such specified contract as of the date of the merger agreement or (ii) modify or amend any specified contract so as to provide for new annual minimum commitments that exceed by more than 10% such annual minimum commitments of such specified contract as of the date of the merger agreement;

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make any capital expenditure (including capitalized software development costs), enter into agreements or arrangements providing for capital expenditure (including capitalized software development costs) or otherwise commit to do so, except for capital expenditures not to exceed by more than 30% the amounts (prorated as necessary for any partial year) set forth in (a) for the fiscal year ended December 31, 2024, the annual capital budget for the fiscal year ended December 31, 2024 approved by Sterling board of directors prior to the date of the merger agreement or (b) for the fiscal year ended December 31, 2025, the annual capital budget for the fiscal year ended December 31, 2025 that is specifically reflected in Sterling’s long-range plan;

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waive, release, assign, compromise, forgive any amount owed to Sterling other than in respect of immaterial sums in the ordinary course of business or settle any proceeding (for the avoidance of doubt, including with respect to matters in which Sterling or any Sterling subsidiary is a plaintiff, or in which any of their officers or their directors in their capacities as such are parties), other than the compromise or settlement of proceedings: that (a) (i) are for an amount for each such compromise or settlement that is, individually, less than $250,000 (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights) and for all such compromises or settlements that is, in the aggregate, less than $10 million (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights), (ii) do not impose any injunctive relief on Sterling or any of Sterling subsidiaries (other than (A) confidentiality and non-disparagement restrictions and covenants not to sue that are, in each case, customary and ancillary to the monetary relief granted and (B) requirements that Sterling or any Sterling subsidiaries comply with applicable law) and does not involve the admission of wrongdoing by Sterling, any of its subsidiaries or any of their respective officers, directors or employees, (iii) do not provide for the license of (or grant of any other rights in or to use) any Sterling intellectual property rights or Sterling technology, except to the extent otherwise permitted herein, and (iv) do not relate to claims, litigations, investigations or proceedings brought by governmental entities, other than solely in their capacities as customers of Sterling’s or Sterling subsidiaries’ products and services or in connection with ordinary course examinations or audits that do not target Sterling or Sterling subsidiaries, or (b) are tax audits, claims, litigations, investigations, or other proceedings that are subject to the restrictions contained in a separate interim operating covenant;

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modify any policies or practices with respect to personal data (or the processing thereof) or Sterling’s artificial intelligence, automation and machine learning technology, or the operation or security of any Sterling technology, in each case, in any manner that is materially adverse to the business of Sterling or Sterling subsidiaries, except as required by applicable law or to comply with ethical best practices;

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make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP or, in the case of any applicable Sterling subsidiaries, international financial reporting standards or other recognized accounting standards or principles in non-U.S. jurisdictions applicable to such Sterling subsidiaries or applicable law;

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recognize any labor union, labor organization, works council, trade union, labor association or other employee representative as the representative of any employees involved in the operations of Sterling or any of its subsidiaries or enter into any collective bargaining agreement or any material agreement with any labor union, labor organization, works council, trade union, labor association or other employee representative, except as required by applicable law;

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implement or announce any material group reductions in force, including those that trigger the Worker Adjustment and Retraining Notification Act of 1988 (as amended) and any similar state, foreign or local laws;

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other than in the ordinary course of business (a) make, change or revoke any material tax election, or adopt or change any material tax accounting period or material method of tax accounting, (b) amend any material tax return, (c) file any material tax return in a manner that is materially inconsistent with past practices of Sterling or the applicable Sterling subsidiary (except to the extent required by applicable law), (d) settle or compromise any material tax audit, claim or other proceeding for an amount materially in excess of the amount accrued or reserved therefor in the most recent consolidated financial statements of Sterling included, or incorporated by reference, in the documents that Sterling has filed or furnished to the SEC prior to the date of the merger agreement, (e) enter into any material “closing agreement” within the meaning of Section 7121 of the code (or any similar provision of state, local or non-U.S. law), (f) surrender any right to claim a material refund of taxes, (g) initiate any voluntary disclosure with or request any material ruling from any governmental entity with respect to taxes; (h) agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes (other than pursuant to automatic extensions of time to file tax returns) or (i) fail to timely file any material tax return or pay any material taxes when due;

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redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness, or otherwise issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (a) any indebtedness among Sterling and wholly-owned subsidiaries of Sterling or among wholly-owned subsidiaries of Sterling, in each case made in the ordinary course of business, (b) guarantees by Sterling of indebtedness (incurred in compliance with the merger agreement) of wholly-owned subsidiaries of Sterling or guarantees by subsidiaries of Sterling of indebtedness (incurred in compliance with the merger agreement) of Sterling or any wholly-owned subsidiary of Sterling, in each case made in the ordinary course of business, and (c) indebtedness for borrowed money under the revolving credit facility (as defined in the Sterling credit agreement) in the ordinary course of business, so long as such indebtedness (i) can be prepaid at par at any time without premium or penalty and (ii) is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided that, reasonably in advance of incurring indebtedness for borrowed money pursuant to clause (c) of this bullet that would reasonably be expected to exceed $10 million in the aggregate (together with all other borrowings after the date of the merger agreement pursuant to clause (c) of this bullet), Sterling must provide First Advantage with written notice of such planned incurrence;

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other than in the ordinary course of business, (a) enter into any transactions or contracts with (i) any affiliate or other person that would be required to be disclosed by Sterling under Item 404 of Regulation S-K of the SEC or (ii) any person who beneficially owns, directly or indirectly, more than 5% of the outstanding shares of Sterling common stock or any affiliate thereof, (b) amend, modify, terminate or waive any material right or material obligation under any contract of the type described in clause (a) of this bullet (whether in existence prior to the date of the merger agreement or entered into following the date of the merger agreement), (c) settle or compromise any pending or threatened proceeding or any other dispute with any person of the type described in clause (a) of this bullet or (d) make any payment to any person of the type described in clause (a) of this bullet; provided, however, that, for the avoidance of doubt, the performance by Sterling of any contract in existence on the date of the merger agreement in accordance with the express terms thereof will not be restricted by the operating restrictions described herein;

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cancel any of Sterling’s or Sterling subsidiaries’ material insurance policies or fail to pay the premiums on Sterling’s or its subsidiaries’ material insurance policies, other than any cancellation or termination of such policy in the ordinary course of business (including outside normal cycles, if reasonably deemed in good faith to be beneficial to Sterling) (it being understood that any such canceled or terminated policies will be promptly replaced by policies having terms and conditions (including retentions, limits and scopes of coverage) that are no less favorable to Sterling and the Sterling subsidiaries in any material respect than such canceled or terminated policies), or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business;

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(a) acquire any real property, dispose of any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) for annual rent payments above $500,000 or for a term longer than three years, (b) materially modify or materially amend or exercise any right to renew any lease or sublease of real property (except as set forth in clause (c) of this bullet) or waive any term or condition thereof or grant any consents thereunder or (c) fail to use reasonable best efforts to renew certain Sterling leases, so long as any such renewal is on terms no less favorable to Sterling and the Sterling subsidiaries than the terms in effect as of the date of the merger agreement;

•	voluntarily terminate or materially modify or waive in any material respect any material right under any material Sterling permit;

•	adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

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apply for, seek or obtain any Sterling permit that would prevent, materially delay or materially impede the transaction, it being understood that Sterling must notify, and consult in good faith with, First Advantage prior to applying for, seeking or obtaining any Sterling permit that would require First Advantage or any of its affiliates to make any filing with, or provide any notice or disclosure to, any governmental entity;

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pay or agree to pay an aggregate amount of fees or commissions to investment bankers, brokers or finders in connection with the merger agreement or upon or as a result of the completion of the transaction in excess of an agreed amount; or

•	agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Immediately following the satisfaction, or, to the extent permitted by applicable law, waiver in writing by the applicable party (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing), Sterling will, and will cause its subsidiaries to, take such actions as are necessary under the Sterling equity plans to (i) suspend the ability of participants thereunder to exercise Sterling options and (ii) otherwise not allow for the issuance of shares of Sterling common stock in respect of any exercise of Sterling options.

Conduct of Businesses of First Advantage Prior to Completion of the Transaction

The merger agreement also provides for certain restrictions on First Advantage’s activities until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated. In general, except as specifically required by the merger agreement, as required by applicable law or as consented to in writing by Sterling (which may not be unreasonably withheld, conditioned or delayed), subject to specified exceptions set forth in the merger agreement, First Advantage must not:

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amend, modify, waive, rescind or otherwise change First Advantage’s certificate of incorporation or bylaws in a manner that would adversely affect in any material respect Sterling or its stockholders in a manner disproportionate to First Advantage and its stockholders or in a manner that would reasonably be expected to materially delay or prevent the completion of the transaction;

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adopt or enter into a plan of, or any contract in respect of, complete or partial liquidation, dissolution, amalgamation, consolidation, merger, reorganization or recapitalization of First Advantage, other than with respect to the transaction or any transaction that does not adversely affect the ability of First Advantage or Merger Sub to complete the transaction;

•	authorize, declare, set aside, make or pay any special cash dividends on its outstanding shares of First Advantage common stock;

•	split, combine, subdivide or reclassify any of its capital stock; or

•	agree to take or authorize, in writing or otherwise, any of the foregoing actions.

Sterling Stockholder Written Consent

Under the merger agreement, in lieu of calling a meeting of holders of Sterling common stock, the Specified Stockholders were required to deliver a written consent to adopt the merger agreement and to approve the transactions contemplated therein, including the transaction (referred to as the written consent). The written consent was delivered to Sterling on February 28, 2024 shortly after the execution of the merger agreement, and was ratified and confirmed on April 26, 2024. Accordingly, the execution and delivery of the written consent by the Specified Stockholders was sufficient to adopt the merger agreement and the transaction on behalf of Sterling stockholders. Sterling has not solicited and is not soliciting your adoption of the merger agreement and the transaction. No further action by any other Sterling stockholder is required under applicable law, and Sterling will not solicit the vote of Sterling stockholders for the adoption of the merger agreement or the transaction and will not call a special meeting of Sterling stockholders for purposes of voting on the adoption of the merger agreement or the transaction. For this reason, this information statement/prospectus is being provided to you for informational purposes only. You are not being asked for a proxy, and you are requested not to send a proxy.

No Solicitation of Other Offers by Sterling

Under the terms of the merger agreement, subject to certain exceptions described below, Sterling has agreed that, from and after the date of the merger agreement until the earlier of the effective time or the date (if any) on which the merger agreement is validly terminated, Sterling will not, and Sterling will cause its subsidiaries not to, and Sterling will cause its and its subsidiaries’ respective directors, officers, employees and other representatives not to, directly or indirectly:

•

solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, in each case which constitutes or could be reasonably expected to lead to an acquisition proposal;

•

participate in any negotiations regarding, or furnish to any person any non-public information relating to Sterling or any Sterling subsidiary in connection with an acquisition proposal, other than to state that

Sterling and its representatives are prohibited under the merger agreement from engaging in any such discussions or negotiations;

•	adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any acquisition proposal;

•

withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to First Advantage, the Sterling board of directors’ recommendation that Sterling stockholders vote to adopt the merger agreement;

•

if an acquisition proposal has been publicly disclosed, fail to publicly recommend against any such acquisition proposal within 10 business days after First Advantage’s written request that Sterling do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so) in a manner adverse to First Advantage, such rejection of such acquisition proposal) and reaffirm the Sterling board of director’s recommendation that Sterling stockholders vote to adopt the merger agreement within such 10 business day period;

•

approve, or authorize, or cause or permit Sterling or any Sterling subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any acquisition proposal (other than certain confidentiality agreements);

•

approve, or authorize, or cause or permit Sterling or any Sterling subsidiary to enter into, any contract to reimburse any third party for costs, expenses or other liabilities incurred in connection with making (or evaluating for the purpose of making) a potential acquisition proposal; or

•	agree to or authorize any of the foregoing actions.

The actions set forth in the third, fourth, fifth, sixth and seventh bullets above and, to the extent related to the foregoing bullets, the final bullet above are referred to as a “change of recommendation”.

In addition, under the merger agreement, Sterling agreed that:

•

Sterling will, and Sterling will cause its subsidiaries to, and Sterling will cause its and its subsidiaries’ respective directors, officers, employees and other representatives to, immediately following the date of the merger agreement, cease any and all existing solicitation, discussions or negotiations with any persons, or provision of any non-public information to any persons, with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal; and

•

Sterling will promptly following the date of the merger agreement (and in any event within three business days following the date of the merger agreement), (i) request that each person (other than First Advantage) that previously executed a confidentiality agreement with Sterling in connection with its consideration of an acquisition proposal or a potential acquisition proposal within the three years prior to the date of the merger agreement promptly destroy or return to Sterling all non-public information furnished by Sterling or any of its representatives to such person or any of its representatives in accordance with the terms of such confidentiality agreement, and (ii) terminate access to any physical or electronic data rooms relating to a possible acquisition proposal by any such person and its representatives.

Under the merger agreement and from and after the date of the merger agreement, Sterling must enforce, and not waive, terminate or modify without First Advantage’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement. However, if the Sterling board of directors determines in good faith after consultation with Sterling’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, Sterling may, without the prior written consent of First Advantage but with prior written notice to First Advantage, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable person (if it has not been solicited in breach of the non-solicitation provisions of the merger agreement) to make, on a confidential basis to the Sterling board of directors, an acquisition proposal, conditioned upon such person agreeing to disclosure of such acquisition proposal to First Advantage, in each case as contemplated by the merger agreement. From the date of the merger agreement until the earlier of the effective time or the date (if any) the merger agreement is validly terminated, Sterling agreed to release First Advantage from its obligation to comply with the standstill provision contained in the confidentiality agreement between Sterling and First Advantage.

Notwithstanding the prohibitions described above, if, prior to 11:59 p.m. New York City time on March 23, 2024, Sterling received a bona fide written acquisition proposal that did not result from a breach (irrespective of whether the breach was a de minimis and unintentional breach) of Sterling’s non-solicitation obligations, (i) Sterling could contact the third party making such acquisition proposal solely to inform such person of Sterling’s non-solicitation obligations or (ii) Sterling could furnish non-public information to such person, its representatives and financing sources, and engage in discussions or negotiations with such person and its representatives and financing sources, in each case with respect to the acquisition proposal, as long as prior to taking such action the Sterling board of directors determined in good faith, after consulting with Sterling’s outside legal counsel and financial advisors, that such proposal constituted, or would reasonably be expected to lead to, a superior proposal and prior to providing any such non-public information, (a) the person making the acquisition proposal entered into a confidentiality agreement that contained terms that taken as a whole are not materially less favorable in the aggregate to Sterling than those contained in the confidentiality agreement between First Advantage and Sterling (it being understood that the confidentiality agreement is not required to include a standstill provision) and that does not in any way restrict Sterling or its representatives from complying with its disclosure obligations under the merger agreement, and (b) Sterling also provides First Advantage, prior to or substantially concurrently with the time such information is provided or made available to such person or its representatives, any non-public information furnished to such other person or its representatives that was not previously furnished to First Advantage. No acquisition proposals were received by Sterling prior to 11:59 p.m. New York City time on March 23, 2024.

Under the merger agreement, Sterling is obligated to notify First Advantage promptly (and in any event within six hours of receipt) of any receipt by any director or officer of Sterling or by any of Sterling’s subsidiaries or its or their respective representatives of any acquisition proposal or any proposals or inquiries that could reasonably be expected to lead to an acquisition proposal, or any inquiry or request for non-public information relating to Sterling or any Sterling subsidiary by any person who has made or could reasonably be expected to make an acquisition proposal. The notice must include the identity of the person making the acquisition proposal, inquiry or request and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to any such inquiry or request, including unredacted copies of all written requests, proposals or offers (including any proposed agreements received by Sterling relating to such acquisition proposal) or, if such acquisition proposal is not in writing, a reasonably detailed written description of the material terms and conditions (with an amendments or proposed amendments to economic terms being deemed material for this purpose) thereof. Sterling also must keep First Advantage adequately informed on a current basis of the status and material terms, including any material amendments or proposed amendments to such material terms (with any amendments or proposed amendments to economic terms being deemed material for this purpose) of any such acquisition proposal or potential acquisition proposal, and as to the nature of any information requested of Sterling with respect thereto. Sterling must provide First Advantage, substantially concurrently, with any material non-public information concerning Sterling provided to any other person in connection with any acquisition proposal that was not previously provided to First Advantage. Without limiting the foregoing, Sterling must promptly (and in any event within six hours after such determination) inform First Advantage in writing if Sterling determines to begin providing information or to engage in discussions or negotiations concerning an acquisition proposal to the extent otherwise permitted by the merger agreement. Sterling has agreed that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits Sterling from providing any information to First Advantage in accordance with, or otherwise complying with, the obligations of Sterling described in this paragraph.

Unless the merger agreement has been validly terminated, Sterling is obligated not to take any action to exempt any person other than First Advantage or Merger Sub or their affiliates and associates from the restrictions on any “business combinations” contained in any applicable takeover statute or in Sterling’s certificate of incorporation or bylaws, or otherwise cause such restrictions not to apply (other than actions consistent with actions taken in connection with the support agreement prior to the approval of the transaction).

An “acquisition proposal” for purposes of the merger agreement and the support agreement means any offer or proposal from any person or group (as defined in Section 13(d) of the Exchange Act), other than a proposal or offer by First Advantage or a subsidiary of First Advantage, at any time relating to any transaction or series of related transactions (other than the transaction) involving:

•	any acquisition or purchase by any person, directly or indirectly, of more than 20% of any class of outstanding Sterling voting or equity securities (whether by voting power or number of shares);

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 20% of any class of outstanding Sterling voting or equity securities (whether by voting power or number of shares);

•

any merger, consolidation, share exchange, business combination, joint venture, recapitalization, conversion, division, domestication, reorganization or other similar transaction, in each case involving Sterling and any other person or group, pursuant to which the Sterling stockholders immediately prior to such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or economic interest); or

•

any sale, lease, exchange, transfer or other disposition, whether in one transaction or a series or related transactions, to any person or group of more than 20% of the consolidated assets of Sterling and its subsidiaries (measured by fair market value).

A “superior proposal” for purposes of the merger agreement means a bona fide, written acquisition proposal by a third party which the Sterling board of directors determines in good faith (after consultation with Sterling’s outside legal counsel and financial advisors) (i) to be, if consummated, more favorable to Sterling’s stockholders from a financial point of view than the transaction, taking into account all relevant factors (including all the terms and conditions of such acquisition proposal (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and the merger agreement (and any changes to the terms of the merger agreement proposed by First Advantage in response to any acquisition proposal)) and (ii) is reasonably likely to be consummated in accordance with the terms of such acquisition proposal on a timely basis and is not subject to any “due diligence” or financing contingencies, although any acquisition proposal by either (a) the Specified Stockholders (or their affiliates) or (b) the parties identified in the Sterling confidential disclosure letter (or their affiliates) will not constitute, and will in no case be expected to led to, a “superior proposal”. When determining whether an offer constitutes a superior proposal, references in the term “acquisition proposal” to “20%” or “80%” will be replaced with references to “50%”.

Change of Recommendation; Match Rights

The Sterling board of directors directed that the merger agreement be submitted to Sterling stockholders for adoption by written consent in lieu of a meeting and resolved to recommend that the Sterling stockholders vote to adopt the merger agreement. The merger agreement requires that the Sterling board of directors does not make a change of recommendation as defined in the above section. Notwithstanding the foregoing, prior to 11:59 p.m. New York City time on March 23, 2024, the Sterling board of directors could make a change of recommendation and cause Sterling to terminate the merger agreement in order to enter into a definitive agreement providing for an acquisition proposal that did not result from a breach (other than a de minimis and unintentional breach) of

Sterling’s non-solicitation obligations (subject to payment by Sterling to First Advantage of the termination fee described under “—Termination Fee and Expenses”), which the Sterling board of directors determined in good faith after consultation with Sterling’s outside legal counsel and financial advisors is a superior proposal, if the Sterling board of directors has determined in good faith after consultation with Sterling’s outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. No acquisition proposals were received by Sterling prior to 11:59 p.m. New York City time on March 23, 2024.

Under the merger agreement, prior to making a change of recommendation with respect to a superior proposal and terminating the merger agreement to enter into a definitive agreement providing for such superior proposal, Sterling must provide First Advantage four business days’ prior written notice advising First Advantage that it intends to make a change of recommendation. The notice must specify in reasonable detail the material terms and conditions of the acquisition proposal (including true and complete copies of any proposed definitive documentation (together with any related financing commitments, fee letters and other transaction documents received by Sterling), or, if no such documentation exists, a written summary of the proposed material terms and conditions) for any change of recommendation due to a superior proposal. In each case, Sterling must cause its representatives (including executive officers) to negotiate in good faith (to the extent First Advantage desires to negotiate) any proposal by First Advantage to amend the merger agreement in a manner that would eliminate the need for the Sterling board of directors to make a change of recommendation, and the Sterling board of directors must make all of the required determinations regarding its fiduciary duties again at the end of such four business day negotiation period (after in good faith taking into account the amendments to the merger agreement proposed by First Advantage and all other relevant factors when comparing the amended terms and conditions of the merger agreement with the terms and conditions of such superior proposal, including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of completion). With respect to any change of recommendation in response to a superior proposal, if there is any material amendment, revision or change to the terms of the then-existing superior proposal (including any revision to the amount, form or mix of consideration proposed to be received by Sterling’s stockholders as a result of such superior proposal), Sterling must again comply with the obligations described in this paragraph, except that references to the applicable four business day period will be replaced with two business days.

Nothing in the merger agreement prohibits Sterling or the Sterling board of directors from (i) disclosing to Sterling’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to Sterling’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed acquisition proposal, (iii) making any factually accurate public statement that solely describes Sterling’s receipt of an acquisition proposal, the terms thereof and the identity of the person making such acquisition proposal, and the operation of the merger agreement with respect thereto or (iv) making any disclosure to the Sterling stockholders, if the Sterling board of directors determines in good faith (after consultation with Sterling’s outside legal counsel) that the failure to so disclose would be reasonably likely to constitute a breach of the fiduciary duties of the Sterling board of directors under applicable law; provided that, in each case, any such disclosure also includes an express reaffirmation of the Sterling’s board recommendation that Sterling stockholders vote to adopt the merger agreement.

Actions with Respect to Sterling Debt

At the closing, Sterling will deliver all notices and take other actions to terminate all commitments and the repayment of all obligations outstanding under the credit agreement, dated as of November 29, 2022, by and among Sterling Infosystems, Inc., as borrower, Sterling Intermediate Corp. and the other guarantors party thereto, KeyBank National Association, as administrative agent, and the other parties thereto (referred to as the Sterling credit agreement). However, Sterling may rescind any such notice in accordance with the terms of the Sterling credit agreement if the effective time does not occur on the prepayment and termination date specified in such notice. The merger agreement also requires that Sterling deliver to First Advantage prior to the closing an executed payoff letter (and drafts reasonably in advance thereof) and related guarantee and lien release documentation from the agent on behalf of the lenders under the Sterling credit agreement. In addition, First Advantage and Merger Sub are required to use reasonable best efforts to enter into arrangements reasonably satisfactory to the administrative agent of the Sterling credit agreement in respect of any letters of credit issued under the Sterling credit agreement.

Access; Integration Committee

The merger agreement provides that from the date of the merger agreement until the earlier of the effective time or the date (if any) the merger agreement is validly terminated, to the extent permitted by applicable law, Sterling and its subsidiaries will give First Advantage and its representatives reasonable access during normal business hours and upon reasonable advance notice to Sterling’s and its subsidiaries’ offices, properties, contracts, personnel, data, books and records, including tax returns (so long as any such access does not unreasonably interfere with Sterling’s business), and will furnish as promptly as practicable to First Advantage all information concerning Sterling’s business, properties and personnel as First Advantage reasonably requests (including information for the purposes of transition and integration planning). However, Sterling is not required to provide access to or disclose information that may not be disclosed pursuant to certain contractual or legal restrictions or that is subject to attorney-client, attorney work product or other legal privilege, in each case subject to certain exceptions and requirements to make substitute arrangements.

The merger agreement provides that First Advantage and Sterling will establish a transition and integration planning team, which will discuss and plan for a transition and integration planning process concerning the combination of the operations of First Advantage, Sterling and their respective subsidiaries after the closing, and will meet from time to time as reasonably requested by First Advantage.

Financing Cooperation; Alternative Financing

Under the merger agreement, prior to the effective time, Sterling and its subsidiaries must, and must use their reasonable best efforts to cause their representatives to, provide all customary cooperation and all customary financial information, in each case, that is reasonably requested by First Advantage or Merger Sub in connection with any financing obtained by First Advantage or Merger Sub for the purpose of financing the transaction or any transaction undertaken in connection therewith (referred to as the financing), subject to certain limitations set forth in the merger agreement.

First Advantage and Merger Sub must use their reasonable best efforts to arrange and obtain, at or prior to the effective time, the financing on the terms and conditions described in the debt commitment letter (including, as necessary, the “market flex” provisions contained in any related fee letter) that First Advantage entered into with certain financial institutions in connection with the merger agreement, and may only amend or terminate the debt commitment letter (or terminate any definitive agreement with respect to the financing) subject to the limitations set forth in the merger agreement. At Sterling’s written request, First Advantage and Merger Sub must keep Sterling informed as reasonably promptly and in reasonable detail of the status of its efforts to consummate the financing. In addition, First Advantage must provide Sterling with prompt written notice of any material breach, material default, cancellation, early termination or repudiation by any party to the debt commitment letter or any definitive agreement with respect to the financing, in each case, which First Advantage obtains actual knowledge of (after reasonable inquiry), and of the receipt by First Advantage or Merger Sub of any written notice or communication from any financing entity with respect to the foregoing.

In the event that all or any portion of the financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter as described above, each of First Advantage and Merger Sub must use reasonable best efforts to, as promptly as practicable, arrange and obtain alternative financing from the same or alternative sources in an amount sufficient, when taken together with the available portion of the financing and cash on hand at First Advantage, Sterling and their respective subsidiaries, for First Advantage and Merger Sub to make all cash payments contemplated to be made by them under the merger agreement at the closing in connection with the transaction (including the payment of all related fees and expenses required to be paid by them on the closing date) at the closing and on terms and conditions that, in the aggregate, when taken as a whole, are not less favorable from a conditionality and enforceability perspective than the terms and conditions set forth in the debt commitment letter.

In addition, the merger agreement provides that Sterling will, and will cause its subsidiaries to, deliver all notices and take all other actions reasonably requested by First Advantage that are required to terminate, in accordance with the terms thereof, all commitments outstanding under the Sterling credit agreement, repay in full all obligations, if any, outstanding thereunder, and facilitate the release of all liens, if any, securing such obligations, and the release of all guarantees in connection therewith on the closing date as of the effective time, subject to certain limitations set forth in the merger agreement. However, Sterling may rescind any such notice in accordance with the terms of the Sterling credit agreement if the effective time does not occur on the prepayment and termination date specified in such notice. The merger agreement also requires that Sterling deliver to First Advantage prior to the closing an executed payoff letter (and drafts reasonably in advance thereof) and related guarantee and lien release documentation from the agent on behalf of the lenders under the Sterling credit agreement.

Employee Matters

Commencing at the effective time and ending on (i) the first anniversary of the effective time (if the effective time occurs after June 30 in any calendar year) or (ii) December 31 of the year in which the effective time occurs (if the effective time occurs on or before June 30 in any calendar year), First Advantage will provide, or will cause the surviving corporation to provide, each continuing employee with (i) a base wage rate or base salary rate at least equal to that in effect immediately prior to the effective time; (ii) at least the same annual target cash incentive compensation opportunity as in effect immediately prior to the effective time (excluding, for the avoidance of doubt, any change-in-control, transaction and retention bonus payments); (iii) health and welfare benefits (excluding severance but including paid time off) that are no less favorable than those provided to similarly situated employees of First Advantage and its subsidiaries, and (iv) severance benefits that are the greater of (x) the severance benefits for which such continuing employee was eligible under the Sterling benefit plans in effect as of the date of the merger agreement and (y) the severance benefits for which similarly situated employees of First Advantage and its subsidiaries are eligible under the applicable First Advantage benefit plans.

For all purposes (including purposes of vesting, eligibility to participate and level of benefits but excluding eligibility to participate or benefit accrual under any defined benefit pension plan or any postemployment health or welfare plan) under the new plans, each continuing employee will be credited with his or her years of service with Sterling and its subsidiaries and their respective predecessors before the effective time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, each continuing employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent that coverage under such new plan is of the same type as the old plans, and (i) for purposes of each new plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, First Advantage or its applicable subsidiary will use their reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived and (ii) First Advantage and its applicable subsidiary will use reasonable best efforts to cause any eligible expenses incurred by such continuing employee during the portion of the plan year of the old plan ending on the date such employee’s participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such for the applicable plan year as if such amounts had been paid in accordance with such new plan.

Directors’ and Officers’ Indemnification and Insurance

Under the merger agreement, for a period of six years after the effective time, First Advantage must cause the surviving corporation to indemnify and hold harmless, to the fullest extent permitted by applicable law and the organizational documents of Sterling or its subsidiaries, or any indemnification agreements in existence as of the date of the merger agreement and identified in the confidential disclosure letter thereto, each current and former director, officer and manager of Sterling and its subsidiaries against any costs and expenses in connection with any actual or threatened claims in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, by reason of the fact of such person serving as an officer, director or manager of Sterling or any of its subsidiaries.

In addition, for a period of six years following the effective time, First Advantage is required to maintain in effect the provisions in the organizational documents of Sterling and any indemnification agreements identified in the Sterling confidential disclosure letter (except to the extent such agreement provides for an earlier termination) regarding elimination of liability, indemnification of officers, directors and managers and advancement of expenses that are in existence as of the date of the merger agreement.

At or prior to the effective time, Sterling (or, at First Advantage’s election, First Advantage) is required to purchase a directors’ and officers’ liability insurance and fiduciary liability insurance “tail” insurance policy for a period of six years after the effective time with respect to matters arising at or prior to the effective time, with a one-time cost not in excess of 300% of the last aggregate annual premium paid by Sterling for its directors’ and officers’ liability insurance and fiduciary liability insurance prior to the date of the merger agreement, and if the cost of such “tail” insurance policy would otherwise exceed such amount, Sterling may purchase as much coverage as reasonably practicable for such amount.

Other Covenants

The merger agreement contains additional agreements of First Advantage, Merger Sub and Sterling relating to, among other things:

•

the filing of the registration statement on Form S-4, of which this information statement/prospectus forms a part, and the information statement with the SEC (and cooperation in response to any comments from the SEC in respect to the filings);

•	the coordination of press releases and other public announcements or filings relating to the transaction or the merger agreement;

•

anti-takeover statutes or regulations that become applicable to the merger agreement, the support agreement or the transactions contemplated by the merger agreement, including the transaction, or the support agreement;

•	First Advantage taking all action necessary to cause Merger Sub to perform its obligations under the merger agreement;

•	the notification of certain matters and the settlement of any litigation in connection with the merger agreement;

•

actions to cause the disposition of equity securities of Sterling or acquisitions of the equity securities of First Advantage held by each individual who is a director or officer of First Advantage or Sterling pursuant to the transaction to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act;

•	the resignation of each member of Sterling’s board of directors;

•	the de-listing of Sterling shares from The Nasdaq Stock Market LLC and deregistration under the Exchange Act;

•	the listing of shares of First Advantage common stock issued in connection with the transaction on The Nasdaq Stock Market LLC;

•	Sterling or its subsidiaries notifying or seeking the consent of third parties as required under any contracts that are necessary, proper or advisable to complete the transaction;

•

Sterling causing any written plan for trading securities that complies (or is intended to comply) with the requirements of Rule 10b5-1 under the Exchange Act to be terminated as soon as Sterling is not in possession of any material, non-public information of Sterling; and

•

the execution, if requested by First Advantage on no less than five business days’ notice, of cash transfers (or transfers of cash equivalents) to occur on the business day prior to the closing date of the transaction among bank accounts of Sterling or its subsidiaries to move such cash to or from certain jurisdictions or to make it available to First Advantage as a funding source in connection with the transaction.

Conditions to the Transaction

The respective obligations of each party to effect the transaction are subject to the satisfaction or waiver of the following conditions:

•

stockholders of Sterling having adopted the merger agreement and, if obtained pursuant to the written consent, this information statement/prospectus having been mailed to the Sterling stockholders and at least 20 business days having elapsed from the date of completion of such mailing;

•	First Advantage common stock to be issued in connection with the transaction having been approved for listing on The Nasdaq Stock Market LLC, subject to official notice of issuance;

•

the registration statement on Form S-4, of which this information statement/prospectus forms a part, having become effective under the Securities Act and not being the subject of any stop order or any proceedings by the SEC seeking a stop order;

•

no governmental entity of competent jurisdiction having (i) enacted, issued or promulgated any law that is in effect or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining or enjoining or otherwise prohibiting, or making illegal, the completion of the transaction; and

•

any waiting period applicable to the transaction under the HSR Act having expired or having been terminated and any other required approvals, consents or clearances under the antitrust and foreign direct investment laws of certain foreign jurisdictions having been obtained.

The obligations of First Advantage and Merger Sub to effect the transaction are subject to the satisfaction or waiver of the following additional conditions:

•

(i) the representations and warranties of Sterling set forth in the merger agreement regarding organization, capitalization of subsidiaries, no voting debt, authority, takeover statutes and finders and brokers (other than with respect to the aggregate fee amount payable by Sterling to any investment banker, broker or finder in connection with the merger agreement or the completion of the transaction) being true and correct in all material respects, (ii) the representations and warranties of Sterling set forth in the merger agreement regarding Sterling’s capitalization and voting trusts or agreements being true and correct other than for such inaccuracies as would not result in increasing the merger consideration, individually or in the aggregate, by more than $2 million, (iii) the representations and warranties of Sterling set forth in the merger agreement regarding changes, events or effects that have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sterling, Sterling not being a “United States real property holding corporation” within the meaning of the code and the aggregate fee amount payable by Sterling to any investment banker, broker or finder in connection with the merger agreement or the completion of the transaction, (iv) all other representations and warranties of Sterling set forth in the merger agreement (without giving effect to any materiality or material adverse effect qualifications contained therein) being true and correct, except in the case of this clause (iv), for such failure to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Sterling, in the case of each of clauses (i) through (iv), as of the date of the merger agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date);

•

Sterling having performed and complied with (i) in all material respects the obligations, covenants and agreements (other than certain specified covenants relating to Sterling’s conduct of business pending the transaction) required to be performed or complied with by it under the merger agreement at or prior to the closing and (ii) in all respects, such specified covenants relating to Sterling’s conduct of business pending the transaction;

•	no material adverse effect on Sterling having occurred since the date of the merger agreement that is continuing; and

•

First Advantage and Merger Sub having received from Sterling a certificate, dated as of the date of the closing and signed by Sterling’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the foregoing three bullets have been satisfied.

The obligations of Sterling to effect the transaction are subject to the satisfaction or waiver of the following additional conditions:

•

(i) the representations and warranties of First Advantage and Merger Sub set forth in the merger agreement regarding organization, First Advantage’s capitalization, authority, and finders and brokers being true and correct in all material respects, (ii) the representations and warranties of First Advantage and Merger Sub set forth in the merger agreement regarding changes, events or effects that have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on First Advantage being true and correct in all respects and (iii) all other representations and warranties of First Advantage and Merger Sub set forth in the merger agreement (without giving effect to any qualification as to materiality or material adverse effect contained therein) being true and correct, except in the case of this clause (iii), for such failure to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on First Advantage, in the case of each of clauses (i) through (iii), as of the date of the merger agreement and as of the closing as though made on and as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date);

•

First Advantage and Merger Sub having performed and complied with in all material respects the obligations, covenants and agreements required to be performed or complied with by them under the merger agreement at or prior to the closing;

•	no material adverse effect on First Advantage having occurred since the date of the merger agreement that is continuing; and

•

Sterling having received from First Advantage a certificate, dated as of the date of the closing and signed by First Advantage’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the foregoing three bullets have been satisfied.

Efforts to Obtain Regulatory Approvals

Under the merger agreement, First Advantage and Sterling are required to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the transaction as promptly as practicable, including:

•

preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable, all documentation to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental entity in order to complete the transaction as promptly as practicable after the date of the merger agreement; and

•

taking all steps as may be necessary, subject to the limitations in the merger agreement, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date of the merger agreement.

In furtherance and not in limitation of the obligations described in the previous paragraph, the merger agreement requires First Advantage and Sterling to:

•

make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transaction as promptly as practicable, and in any event within 10 business days after the date of the merger agreement (unless a later date is mutually agreed between the parties), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; and

•

make the filings set forth in the Sterling confidential disclosure letter as promptly as practicable and advisable after the date of the merger agreement, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition or to review or regulate foreign investment through transaction or acquisition (referred to, as applicable, as antitrust or foreign direct investment laws).

In order to eliminate any impediments and resolve any objections asserted by any governmental entity with respect to the transaction under antitrust laws (other than the antitrust laws of certain jurisdictions set forth in the Sterling confidential disclosure letter), First Advantage agrees to propose, execute, carry out or agree to divest businesses or assets solely to the extent any such divestiture would not reasonably be expected to have, individually or in the aggregate, a material impact on Sterling and its subsidiaries, taken as a whole, or on the existing business of First Advantage and its subsidiaries, taken as a whole.

With regard to any governmental entity, Sterling or any of its affiliates may not, without First Advantage’s written consent, discuss or commit to any divestiture transaction or to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits First Advantage’s or its subsidiaries’ freedom of action to retain any of the businesses, product lines or assets of Sterling and the Sterling subsidiaries or otherwise receive the full benefits of the merger agreement and the transaction.

If any administrative or judicial action or proceeding, by a governmental entity or any other person, is instituted (or threatened to be instituted) challenging the transaction as violative of any antitrust law, each of Sterling and First Advantage must use reasonable best efforts to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts completion of the transaction. First Advantage is entitled to direct the defense of the transaction in any investigation or litigation by, or negotiations with, any governmental entity or other person relating to the transaction or regulatory filings under applicable law, taking in good faith any comments of Sterling before making any material decisions in connection with such defense or negotiations.

Under the merger agreement, First Advantage and Sterling also agree to:

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cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party in connection with the HSR Act or other antitrust laws;

•	promptly inform the other party of any communication with the Antitrust Division of the Department of Justice (referred to as the DOJ) and the Federal Trade Commission (referred to as the FTC) or any other governmental entity, by promptly providing copies to the other party of any such written communications; and

•

permit the other party a reasonable opportunity to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other applicable governmental entity, or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the DOJ, the FTC or other applicable governmental entity or other person, give the other party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with the DOJ, the FTC or any other governmental entity or other person.

Without limiting First Advantage’s obligation described above to use reasonable best efforts to take all steps as may be necessary, subject to the limitations described above, to obtain all required approvals as promptly as reasonably possible, First Advantage and Sterling have agreed that First Advantage will control the ultimate strategy and timing for securing approvals and expiration of relevant waiting periods under the applicable antitrust laws and foreign direct investment laws, taking into account in good faith any comments of Sterling or its representatives relating to such strategy.

Each of the parties agree that, from the date of the merger agreement until the earlier of the effective time and the date, if any, on which the merger agreement is terminated in accordance with its terms, it will not take any action, including undertaking a corporate reorganization or consummate, enter into any agreement providing for, or announce any investment, acquisition, divestiture, transaction or other business combination that would reasonably be expected to materially delay or prevent the completion of the transaction, including by triggering additional mandatory filing obligations under the foreign direct investment laws.

Termination of the Merger Agreement

Termination by First Advantage or Sterling

The merger agreement may be terminated at any time before the effective time:

•	by mutual written consent of First Advantage and Sterling; or

•	by either First Advantage or Sterling, if:

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any governmental entity of competent jurisdiction has issued a final, non-appealable order, injunction, decree or ruling permanently restraining, enjoining or otherwise prohibiting, or making illegal, the completion of the transaction;

•

the effective time has not occurred on or before 11:59 p.m. New York City time on February 28, 2025 (referred to as the outside date); provided, however, that (a) the outside date may be extended by First Advantage by providing written notice to Sterling on or prior to the outside date, for a period of up to six months if, on the outside date, (i) all of the conditions to complete the transaction (other than those conditions relating to antitrust approvals or no injunction (to the extent the relevant injunction or order is in respect of, or any such law is, the HSR Act or any other antitrust law) or such conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law) or (ii) (A) all of the conditions to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law) and (B) there are pending proceedings against First Advantage (or its affiliates) or Sterling (or its affiliates) by the DOJ or the FTC or any other governmental entity under any applicable antitrust law seeking to restrain, enjoin, prohibit or prevent the completion of the transaction, (b) during the period that First

Advantage may elect to extend the outside date, Sterling is required to provide written notice to First Advantage at least one business day prior to terminating the merger agreement pursuant to the right described in this paragraph and (c) this right to terminate will not be available to any party whose action or failure to fulfill any obligation was the primary cause of the failure of the effective time to occur prior to the outside date and such action or failure to act constitutes a material breach of the parties’ obligations to use their respective reasonable best efforts to take all actions to complete the transaction; or

•

at the conclusion of the special meeting (including any adjournments or postponements thereof) that Sterling would be required to convene if the written consent had not been delivered to First Advantage immediately after the execution of the merger agreement and First Advantage did not terminate the merger agreement, the Sterling stockholders did not adopt the merger agreement.

Termination by Sterling

The merger agreement may be terminated by Sterling if:

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prior to 11:59 p.m. New York City time on March 23, 2024, the Sterling board of directors effects a change of recommendation with respect to a superior proposal and Sterling substantially concurrently with such termination enters into a definitive agreement providing for such superior proposal, as long as Sterling has complied in all material respects with its obligations described under “No Solicitation of Other Offers by Sterling” and “Change of Recommendation; Match Rights” (and First Advantage has provided its wire transfer instructions in writing to Sterling upon Sterling’s request), and immediately prior to or substantially concurrently with (and as a condition to) such termination, Sterling pays to First Advantage the $66.3 million termination fee described below;

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at any time before the effective time, (i) First Advantage and/or Merger Sub has breached, failed to perform or violated their respective covenants or agreements under the merger agreement or any of the representations and warranties of First Advantage or Merger Sub in the merger agreement have become inaccurate; (ii) such breach, failure to perform, violation or inaccuracy would result in the failure of the related conditions to Sterling’s obligations to close the transaction to be satisfied and is incapable of being cured by the outside date or, if capable of being cured by the outside date, is not cured before the earlier of the business day immediately prior to the outside date and the 30th day following receipt of written notice from Sterling of such breach, failure to perform, violation or inaccuracy; and (iii) Sterling is not in material breach of the merger agreement; or

•

at any time before the effective time, (i) all of the conditions to each party’s obligations to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of the date of the written confirmation referenced in clause (ii) of this paragraph if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law); (ii) Sterling has irrevocably confirmed in writing to First Advantage that (A) all of the conditions to Sterling’s obligations to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing date of the transaction (as long as such conditions would be satisfied as of the date of such written confirmation if the closing were to take place on such date)) have been satisfied or waived (to the extent permitted by applicable law) and (B) Sterling is ready, willing and able to complete the transaction; and (iii) First Advantage has failed to complete the transaction on or prior to the later of the fifth business day after the date on which the closing should have occurred as described under “Closing; Effective Time” and the fifth business day following receipt of the notice from Sterling described clause (ii) of this paragraph (and during this five business day period, Sterling stood ready, willing and able to complete the transaction).

Termination by First Advantage

The merger agreement may be terminated at any time before the effective time by First Advantage if:

•	the written consent had not been delivered to First Advantage by no later than one hour after the execution of the merger agreement;

•

Sterling enters into any acquisition proposal, any agreement or commitment providing for any acquisition proposal (any such agreement or commitment referred to as a company acquisition agreement) or Sterling has willfully breached in a material respect its obligations described under “No Solicitation of Other Offers by Sterling” or “Change of Recommendation; Match Rights”; or

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(i) Sterling has breached, failed to perform or violated its covenants or agreements under the merger agreement or any of the representations and warranties of Sterling in the merger agreement have become inaccurate, (ii) such breach, failure to perform, violation or inaccuracy would result in the failure of the related conditions to First Advantage’s and Merger Sub’ obligation to close the transaction to be satisfied and is incapable of being cured by the outside date or, if capable of being cured by the outside date, is not cured before the earlier of the business day immediately prior to the outside date and the 30th day following receipt of written notice from First Advantage or Merger Sub of such breach, failure to perform, violation or inaccuracy and (iii) neither First Advantage nor Merger Sub are then in material breach of the merger agreement.

Termination Fee and Expenses

Expenses

Except as otherwise expressly provided in the merger agreement (including the termination fees described below), all costs and expenses incurred in connection with the merger agreement and the transaction will be paid by the party incurring the cost or expense.

Sterling Termination Fee

The merger agreement provides that Sterling will pay (or cause to be paid to) First Advantage a termination fee of $66.3 million if:

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(i) First Advantage had terminated the merger agreement because the written consent had not been delivered to First Advantage by no later than one hour after the execution of the merger agreement or First Advantage or Sterling terminates the merger agreement because at the conclusion of the special meeting (including any adjournments or postponements thereof) that Sterling would be required to convene because such written consent was not delivered to First Advantage and First Advantage did not terminate the merger agreement, the Sterling stockholders did not adopt the merger agreement; (ii) after the date of the merger agreement and prior to the date of such termination, an acquisition proposal was made to the Sterling board of directors or to Sterling management or was publicly disclosed (whether by Sterling or a third party) and (iii) within twelve months of such termination, the acquisition proposal was consummated or a definitive agreement providing for such acquisition proposal was entered into;

•

(i) after the date of the merger agreement and prior to termination of the merger agreement, an acquisition proposal is made to the Sterling board of directors or to Sterling management or is publicly disclosed (whether by Sterling or a third party), (ii) First Advantage terminates the merger agreement due to Sterling’s breach of or failure to perform or comply with, one or more of its covenants or agreements under the merger agreement following the making of such acquisition proposal and (iii) within twelve months of such termination, an acquisition proposal is consummated or a definitive agreement providing for an acquisition proposal is entered into;

•

First Advantage terminates the merger agreement because Sterling enters into a company acquisition agreement or Sterling has willfully breached in a material respect its obligations described under “No Solicitation of Other Offers by Sterling” or “Change of Recommendation; Match Rights”; or

•	Sterling terminated the merger agreement in order to enter into a definitive agreement providing for a superior proposal prior to 11:59 p.m. New York City time on March 23, 2024.

When determining whether Sterling will pay First Advantage a termination fee, the term “acquisition proposal” has the meaning assigned to such term as described under “No Solicitation of Other Offers by Sterling,” except that all references to “20%” and “80%” will be replaced with references to “50%”.

In no event will Sterling be obligated to pay the termination fee on more than one occasion. In the event that the termination fee is received by First Advantage and, if applicable, costs and expenses in accordance with the merger agreement, none of Sterling, any of its subsidiaries, any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents will have any further liability or with respect to the merger agreement or the transaction to First Advantage or Merger Sub or any of their respective representatives or affiliates, and payment of the termination fee and such costs and expenses will be First Advantage’s or its affiliates’ sole and exclusive remedy.

First Advantage Termination Fee

The merger agreement provides that First Advantage will pay Sterling a termination fee of:

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(i) $60 million, if First Advantage or Sterling terminate the merger agreement due to the effective time not having occurred on or prior to the outside date and First Advantage did not elect to extend the outside date, or (ii) $90 million, if First Advantage or Sterling terminates the merger agreement due to the effective time not having occurred on or prior to the extended outside date, and, in the case of both (i) and (ii), at the time of such termination, the condition relating to antitrust approvals or the condition relating to no injunction (solely because the relevant injunction or order is in respect of, or any such law is, the HSR Act or any other applicable antitrust law) has not been satisfied and all of the other conditions to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing (as long as such conditions would be satisfied as of such date if the closing were to take place on such date)), have been satisfied or waived (to the extent permitted by applicable law); or

•

$100 million (referred to as the financing termination fee), if Sterling terminates the merger agreement because First Advantage fails to complete the transaction within five business days after all of the required conditions have been satisfied and Sterling has confirmed in writing to First Advantage that it stands ready, willing and able to complete the transaction, as described under “Termination of the Merger Agreement—Termination by Sterling”.

In no event will First Advantage be obligated to pay the termination fees described above (individually and collectively referred to as the First Advantage termination fee) on more than one occasion, and in no event will Sterling be entitled to receive both a grant of specific performance that results in completion of the transaction and payment of the First Advantage termination fee (or any kind of monetary damages in connection with the merger agreement or its termination). In the event that the First Advantage termination fee is received by Sterling, together with, if applicable, costs and expenses in accordance with the merger agreement, none of First Advantage, any of its subsidiaries, any financing parties, any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents will have any further liability with respect to the merger agreement or the transaction to Sterling or any of its representatives or affiliates, and payment of the First Advantage termination fee and such costs and expenses will be Sterling’s sole and exclusive remedy.

If the merger agreement is terminated under circumstances in which First Advantage is not obligated to pay the First Advantage termination fee, none of First Advantage, any of its subsidiaries, any financing parties, any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents will have any further liability with respect to the merger agreement or the transaction to Sterling or any of its representatives or affiliates, and Sterling will not have any other right, remedy or recourse with respect to the merger agreement (including its abandonment or termination) or the transaction or as a result of the failure of the closing to be completed or for a breach (other than, solely in the case of First Advantage and Merger Sub, for a willful and material breach) of any representation, warranty, obligation, covenant or agreement or otherwise as a result of any failure to perform under the merger agreement.

The maximum aggregate monetary liability of First Advantage, any of its subsidiaries, any financing parties, any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents (including as a result of any willful and material breach of the merger agreement) is limited to an amount equal to the financing termination fee. The merger agreement further provides that Sterling, its subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents may not seek to recover (including by instituting judicial or arbitration proceedings) monetary damages in excess of an amount equal to the financing termination fee arising out of the merger agreement or the transaction or to institute judicial or arbitration proceedings to seek monetary damages if the merger agreement is terminated under circumstances in which First Advantage is not obligated to pay the First Advantage termination fee.

Effect of Termination

In the event of termination of the merger agreement in accordance with the terms of the merger agreement, the merger agreement will become void, (except that the confidentiality agreement between Sterling and First Advantage (together with any defined terms used therein) and provisions relating to (i) no representations (other than those set forth in the merger agreement) by the parties to the merger agreement, (ii) First Advantage’s indemnification, reimbursement and confidentiality obligations and (iii) the effect of termination, (iv) payment of the termination fees and (v) certain other miscellaneous provisions, together with any defined terms used in the provisions referenced in clauses (i) through (v), will survive any such termination), and there will be no liability on the part of any of the parties, except that no party will be relieved of liability for fraud or any willful and material breach of the merger agreement prior to such termination.

Specific Performance

Sterling, First Advantage and Merger Sub have agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached. The parties to the merger agreement have therefore agreed that they are entitled to injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from the applicable court in the State of Delaware, and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity.

In addition, Sterling is only entitled to specific performance to cause First Advantage to effect the closing if (i) all of the conditions to each party’s obligations to complete the transaction have been satisfied (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing) or waived in writing by First Advantage as of the date the closing should have occurred, (ii) the financing has been or would be funded at the closing if the closing occurred, (iii) Sterling has irrevocably confirmed in writing to First Advantage that (A) all of the conditions to Sterling’s obligations to complete the transaction (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing) or Sterling waives any unsatisfied conditions and (B) Sterling is ready, willing and able to complete the transaction and, if specific performance is granted, will take actions necessary to complete the transaction, and (iv) First Advantage fails to complete the closing on or prior to the date on which the closing should have occurred as described under “Closing; Effective Time”.

Governing Law

Other than in respect of certain actions against the parties providing financing to First Advantage or Merger Sub in connection with the transaction (which actions will be governed by the laws of the State of New York), the merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

Non-Recourse

The merger agreement may only be enforced against the entities that are expressly named as parties thereto, and only with respect to the specific obligations set forth in the merger agreement with respect to such parties. No former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of any party will have any liability for any obligations or liabilities of any party under the merger agreement or for any claim or proceeding (whether in tort, contract or otherwise) related to the transaction or in respect of any representations made or alleged to be made in connection with the merger agreement.

THE SUPPORT AGREEMENT

Concurrently with the execution of the merger agreement, on February 28, 2024, First Advantage entered into a support agreement (referred to as the support agreement) with the Specified Stockholders. The following section summarizes material provisions of the support agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreements that is important to you. This summary is subject to, and qualified in its entirety by reference to, the support agreement, which is attached as Annex B to this information statement/prospectus, and which is incorporated by reference into this information statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the support agreement and not by this summary or any other information contained in this information statement/prospectus. You are urged to read the support agreement carefully and in its entirety.

Subject to the terms and conditions of the support agreement, the Specified Stockholders agreed, among other things, to duly execute and validly deliver to Sterling a written consent to adopt the merger agreement and approve the transactions contemplated thereby, including the transaction. The Specified Stockholders delivered such written consent on February 28, 2024. Under Delaware law and Sterling’s organizational documents, adoption of the merger agreement by Sterling’s stockholders required the affirmative vote of the holders of a majority of the issued and outstanding shares of Sterling common stock in order to effect the transaction. The requisite Sterling stockholder approval was obtained when the written consent was delivered by the Specified Stockholders, which owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the issued and outstanding shares of Sterling common stock, on February 28, 2024.

The Specified Stockholders further agreed, in the event that Sterling is required, pursuant to the terms of the merger agreement, to hold a meeting of Sterling stockholders to approve the merger agreement and the transaction, to vote or cause to be voted (including by written consent) all of their shares of Sterling common stock (i) in favor of the adoption of the merger agreement and the approval of the transaction, the approval of any proposal to adjourn or postpone any meeting of Sterling stockholders to a later date if Sterling or First Advantage proposes or requests such postponement or adjournment in accordance with the terms of the merger agreement and the approval of any other proposal considered and voted upon by Sterling stockholders at any meeting of Sterling stockholders necessary for completion of the transaction, and against (ii) any acquisition proposal or any other proposal made in opposition to the merger agreement, any change in a majority of the Sterling board of directors, any amendment to Sterling’s organizational documents, any material change in the capitalization of Sterling or Sterling’s corporate structure or any liquidation, dissolution, winding up or reorganization of Sterling and any other action, agreement or transaction involving Sterling that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the completion of the transaction. The Specified Stockholders’ obligations set forth above apply whether or not the transaction is recommended by the Sterling board of directors or there has been any change in the Sterling board of director’s recommendation with respect to the transaction.

Prior to the termination of the support agreement, each Specified Stockholder agrees that it will not (ii) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to a competing proposal to acquire Sterling, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Sterling or any of its subsidiaries in connection with a competing proposal to acquire Sterling, other than to state that the Specified Stockholder is prohibited under the support agreement from engaging in any such discussions or negotiations, (c) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any competing proposal to acquire Sterling, (d) approve or authorize, or cause or permit Sterling or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any competing proposal to acquire Sterling or (e) agree to or authorize, in writing or otherwise, any of the foregoing actions.

Except for certain obligations set forth therein, the support agreement terminates upon the earlier of (i) the completion of the transaction in accordance with the terms and conditions set forth in the merger agreement and (ii) the termination of the merger agreement in accordance with its terms.

On February 28, 2024, when the written consent was delivered to Sterling, the Specified Stockholders owned 49,807,744 shares of Sterling common stock, representing approximately 53.5% of the issued and outstanding shares of Sterling common stock on that date.

THE STOCKHOLDERS AGREEMENT

Concurrently with the execution of the merger agreement, on February 28, 2024, First Advantage entered into a stockholders agreement (referred to as the stockholders agreement) with the Specified Stockholders. The stockholders agreement grants First Advantage the right to repurchase its shares from certain parties party thereto following certain sales or transfers of shares by such party (any such sale or transfer referred to as a sale), in an amount equal to up to 17.647% of the shares sold or transferred in such sale.

The stockholders agreement also grants certain of the parties thereto (referred to as the Specified Holders) customary shelf registration and piggyback registration rights. As long as the Specified Holders propose to sell registrable securities at an aggregate price to the public of at least $25 million dollars or they propose to sell all of their registrable securities, at any time that First Advantage is eligible to effect a registration on Form S-3 (or any successor to Form S-3), a majority in interest of the Specified Holders may request in writing that First Advantage effect a registration on Form S-3 or any similar shelf registration statement under the Securities Act covering the registrable securities owned by the Specified Stockholders.

In addition, First Advantage must notify the Specified Holders prior to the public filing of certain registration statements in connection with any underwritten offering of First Advantage common stock for the account of First Advantage or any First Advantage stockholder. The Specified Stockholders have the right to include the number of registrable securities they own in such registration statements as they request by providing written notice, and participate on such registration or offering on the same terms as the other participating First Advantage stockholders. Upon such written request by the Specified Stockholders, First Advantage will use its reasonable best efforts to effect the registration or offering. If the number of shares to be included in an underwritten offering needs to be limited due to marketing factors (as advised by the applicable underwriters), such as an adverse effect on the per share offering price, the number of shares that may be included in the underwriting will be allocated first to First Advantage for its own account (in the event of a First Advantage-initiated offering) or to the initial demanding stockholder and any other stockholder having pari passu registration rights as such demanding stockholder and to the Specified Holders that have duly requested shares to be included therein on a pro rata basis based on the number of registrable securities held by such stockholders.

The foregoing summary does not purport to be complete and may not contain all of the information about the stockholders agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the stockholders agreement, which is attached to this information statement/prospectus as Annex C, and which is incorporated by reference into this information statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the stockholders agreement and not by this summary or any other information contained in this information statement/prospectus. You are urged to read the stockholders agreement carefully and in its entirety.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Sterling by First Advantage.

On February 28, 2024, First Advantage, Sterling and Merger Sub entered into the merger agreement. Pursuant to the terms of the merger agreement, First Advantage will indirectly acquire Sterling via the merger of Merger Sub with and into Sterling, with Sterling surviving the merger with Merger Sub and becoming an indirect, wholly-owned subsidiary of First Advantage. For additional information regarding the effects of the transaction, please see the section titled “The Transaction”.

As a result of the transaction, each share of Sterling common stock issued and outstanding immediately prior to the effective time (other than (i) cancelled shares, (ii) dissenting shares and (iii) excluded shares) will be converted into the right to receive, at the election of each holder of such share of Sterling common stock, and subject to proration in accordance with the merger agreement, either:

(a) $16.73 in cash, without interest; or

(b) 0.979 of a share of First Advantage common stock.

The stockholder election will be subject to a proration mechanism, such that the total number of shares of Sterling common stock entitled to receive the cash consideration will be equal to 72%, and the total number of shares of Sterling common stock entitled to receive the stock consideration will be equal to 28%, of the aggregate number of shares of Sterling common stock issued and outstanding immediately prior to the completion of the transaction. Holders of Sterling common stock that do not make an election will be treated as having elected to receive the cash consideration or the stock consideration in accordance with and subject to the proration methodology in the merger agreement. In no event shall the aggregate number of First Advantage shares to be issued to holders of Sterling common stock exceed 27,150,000 shares. For additional information regarding the merger consideration, please see the section titled “The Transaction—Merger Consideration”.

The transaction will be treated as a business combination for accounting purposes. First Advantage will be determined to be the accounting acquirer after taking into account the relative share ownership, the composition of the governing body of the combined entity, and the designation of certain senior management positions. The purchase price of the transaction will be allocated to the assets acquired and liabilities assumed based on their preliminary fair values as of the closing date.

Financing

In connection with the merger agreement, First Advantage entered into a debt commitment letter with certain financial institutions that committed to provide, subject to the terms and conditions set forth therein, a senior secured incremental term loan in an aggregate principal amount of $1,820 million (referred to in this section as the term loan credit facility) and an increase of First Advantage’s existing revolving commitments in an aggregate principal amount of $150 million, bringing the total revolving commitment to $250 million (referred to in this section as the revolving credit facility and, together with the term loan facility, the term loan and revolving credit facility). For additional information regarding the anticipated financing of the transaction, please see the section titled “The Transaction—Financing of the Transaction.”

First Advantage plans to fund the cash portion of the transaction through a combination of (i) cash on hand and (ii) new debt financing. The unaudited pro forma condensed combined financial information assumes that First Advantage will borrow $1,661 million of the committed $1,820 million term loan credit facility in order to complete the transaction, as further discussed in Note 6. First Advantage does not anticipate borrowing under the revolving credit facility to finance the transaction based on cash on hand as of March 31, 2024, and instead plans to preserve the funding for future potential operational needs. For additional information regarding the anticipated financing of the transaction, please see the section titled “The Transaction—Financing of the Transaction.”

Debt issuance costs are expected to be incurred for the term loan and revolving credit facility and will be amortized over the respective terms of the agreements.

These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information based on the amount utilized under the term loan and revolving credit facility at the time of closing. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of closing and inputs to interest rate determination on debt instruments issued.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2024

(in thousands, except share amounts)

	Historical								Pro Forma Combined
	As of March 31, 2024
	First Advantage	Sterling	Reclassification Adjustment (Note 2)		Transaction Accounting Adjustment (Note 4)		Financing Adjustment (Note 6)		As of March 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$245,436	$66,979			$(1,158,559)	4(a)	$1,616,165	6(a)	$125,000
					(559,317)	4(a)
					(40,242)	4(b)
					(45,462)	4(c)
Restricted cash	135	—							135
Short-term investments	600	—							600
Accounts receivable (net of allowance for doubtful accounts)	129,011	157,392							286,403
Insurance receivables	—	2,895							2,895
Prepaid expenses and other current assets	21,795	—	15,909	2(a)	(3,397)	4(d)			43,701
			11,382	2(b)	(1,988)	4(i)
Prepaid expenses	—	11,382	(11,382)	2(b)					—
Income tax receivable	2,568	—	1,367	2(a)					3,935
Other current assets	—	17,276	(17,276)	2(a)					—

Total current assets	399,545	255,924	—		(1,808,965)		1,616,165		462,669
Property and equipment, net	71,352	7,329	36,676	2(c)	198,324	4(g)			313,681
Goodwill	819,633	902,862			(902,862)	4(e)			2,168,701
					1,349,068	4(f)
Trade names, net	64,370	—	34,018	2(d)	111,982	4(g)			210,370
Customer lists, net	262,876	—	188,238	2(d)	414,762	4(g)			865,876
Other intangible assets, net	2,138	—	5,626	2(d)	(5,626)	4(g)			2,138
Intangible assets, net	—	264,558	(36,676)	2(c)					—
			(227,882)	2(d)
Deferred tax asset, net	2,797	4,748							7,545
Other assets	9,202	—	15,605	2(e)	(2,585)	4(d)			22,222
Operating lease right-of-use asset	—	5,872	(5,872)	2(e)					—
Other noncurrent assets, net	—	9,733	(9,733)	2(e)					—

TOTAL ASSETS	$1,631,913	$1,451,026	$—		$(645,902)		$1,616,165		$4,053,202

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$47,956	$47,486			(3,354)	4(b)			$92,088
Accrued compensation	12,742	—	16,499	2(h)	12,840	4(a)			42,081
Litigation settlement obligation	—	5,224	(5,224)	2(g)					—
Accrued liabilities	24,102	73,605	16,066	2(f)	(7,227)	4(b)			84,985
			5,224	2(g)	(10,286)	4(c)
			(16,499)	2(h)
Current portion of long-term debt	—	15,000			(15,000)	4(j)	66,427	6(a)	66,427
Current portion of operating lease liability	3,367	3,879							7,246
Income tax payable	2,988	3,523							6,511
Deferred revenues	2,043	—	1,766	2(f)					3,809
Other current liabilities	—	17,832	(17,832)	2(f)					—

Total current liabilities	93,198	166,549	—		(23,027)		66,427		303,147
Long-term debt (net of deferred financing costs)	558,909	541,242			3,002	4(h)	1,549,738	6(a)	2,108,647
					(544,244)	4(j)
Deferred tax liability, net	63,604	900			240,616	4(l)			305,120
Operating lease liability, less current portion	5,632	6,606							12,238
Other liabilities	2,826	7,717			(2,061)	4(i)			8,482

Total liabilities	724,169	723,014	—		(325,714)		1,616,165		2,737,634

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2024 (Continued)

(in thousands, except share amounts)

	Historical						Pro Forma Combined
	As of March 31, 2024
	First Advantage	Sterling	Reclassification Adjustment (Note 2)	Transaction Accounting Adjustment (Note 4)		Financing Adjustment (Note 6)	As of March 31, 2024
EQUITY
Common stock	145	156		26	4(a)		171
				(156)	4(k)
Additional paid-in-capital	982,982	1,027,214		437,459	4(a)		1,420,441
				(1,027,214)	4(k)
Common stock held in treasury	—	(99,653)		99,653	4(k)		—
Accumulated deficit	(52,453)	(194,519)		(2,168,201)	4(a)		(82,114)
				(29,661)	4(b)
				(35,176)	4(c)
				(5,982)	4(d)
				(902,862)	4(e)
				1,349,068	4(f)
				719,442	4(g)
				(3,002)	4(h)
				(8)	4(i)
				559,244	4(j)
				922,612	4(k)
				(240,616)	4(l)
Accumulated other comprehensive loss	(22,930)	(5,186)		5,105	4(k)		(22,930)
				81	4(i)

Total equity	907,744	728,012	—	(320,188)		—	1,315,568

TOTAL LIABILITIES AND EQUITY	$1,631,913	$1,451,026	$—	$(645,902)		$1,616,165	$4,053,202

Shares of common stock issued	145,195,030	105,320,343		26,205,527	4(a)		171,400,557
				(105,320,343)	4(k)
Shares of common stock outstanding	145,195,030	97,811,676		26,205,527	4(a)		171,400,557
				(97,811,676)	4(k)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(in thousands, except share and per share amounts)

	Historical						Pro Forma Combined
	For the Three Months Ended March 31, 2024
	First Advantage	Sterling	Transaction Accounting Adjustment (Note 5)		Financing Adjustment (Note 6)		For the Three Months Ended March 31, 2024
REVENUES	$169,416	$185,999	$(234)	5(f)			$355,181
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization below)	87,192	104,041	(87)	5(b)			190,912
			(234)	5(f)
Product and technology expense	12,466	13,214	(83)	5(b)			25,597
Selling, general and administrative expense	40,662	59,890	(3,069)	5(b)			96,357
			(1,126)	5(c)
			—	—
Depreciation and amortization	29,822	15,770	23,689	5(a)			69,281
Impairments and disposals of long-lived assets	—	168					168

Total operating expenses	170,142	193,083	19,090		—		382,315

LOSS FROM OPERATIONS	(726)	(7,084)	(19,324)		—		(27,134)

OTHER EXPENSE (INCOME), NET:
Interest expense, net	3,570	10,312	(11,354)	5(d)	38,759	6(b)	41,287
Other income	—	(423)					(423)

Total other expense (income), net	3,570	9,889	(11,354)		38,759		40,864

LOSSBEFORE PROVISION FOR INCOME TAXES	(4,296)	(16,973)	(7,970)		(38,759)		(67,998)
Benefit for income taxes	(1,388)	(9,018)	(2,266)	5(e)	(11,021)	5(e)	(23,693)

NET LOSS	$(2,908)	$(7,955)	$(5,704)		$(27,738)		$(44,305)

Net loss per share attributable to common stock:
Basic and Diluted	$(0.02)						$(0.26)	5(h)
Weighted-average shares used in per share calculations:
Basic and Diluted	143,591,713						169,797,240

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(in thousands, except share and per share amounts)

	Historical						Pro Forma Combined
	For the Year Ended December 31, 2023
	First Advantage	Sterling	Transaction Accounting Adjustment (Note 5)		Financing Adjustment (Note 6)		For the Year Ended December 31, 2023
REVENUES	$763,761	$719,640	$(551)	5(f)			$1,482,850
OPERATING EXPENSES:
Cost of services (exclusive of depreciation and amortization below)	386,777	384,653	(148)	5(b)			770,731
			(551)	5(f)
Product and technology expense	49,263	44,415	524	5(b)			94,202
Selling, general and administrative expense	116,732	173,755	(9,431)	5(b)			307,032
			(3,685)	5(c)
			29,661	5(g)
Depreciation and amortization	129,473	62,853	54,385	5(a)			246,711
Impairments and disposals of long-lived assets	—	7,371					7,371

Total operating expenses	682,245	673,047	70,755		—		1,426,047

INCOME (LOSS) FROM OPERATIONS	81,516	46,593	(71,306)		—		56,803

OTHER EXPENSE (INCOME), NET:
Interest expense, net	33,040	36,233	(39,074)	5(d)	154,640	6(b)	184,839
Other income	—	(1,891)					(1,891)

Total other expense (income), net	33,040	34,342	(39,074)		154,640		182,948

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	48,476	12,251	(32,232)		(154,640)		(126,145)
Provision (benefit) for income taxes	11,183	12,367	(9,165)	5(e)	(43,970)	5(e)	(29,585)

NET INCOME (LOSS)	$37,293	$(116)	$(23,067)		$(110,670)		$(96,560)

Net income (loss) per share attributable to common stock:
Basic	$0.26						$(0.57)	5	(h)
Diluted	$0.26						$(0.57)	5	(h)
Weighted-average shares used in per share calculations:
Basic	144,083,808						170,289,335
Diluted	146,226,096						170,289,335

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The historical information of First Advantage and Sterling is presented in accordance with accounting principles generally accepted in the United States.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 is prepared using the historical unaudited condensed consolidated balance sheets of First Advantage and Sterling as of March 31, 2024 giving effect to (i) the transaction as if it had been completed on March 31, 2024 and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and the year ended December 31, 2023 gives effect to (i) the transaction as if it had been completed on January 1, 2023, the beginning of First Advantage’s most recently completed fiscal year and (ii) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 is prepared using First Advantage’s and Sterling’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 is prepared using First Advantage’s and Sterling’s audited consolidated statement of operations for the year ended December 31, 2023.

The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with First Advantage treated as the accounting acquirer for the transaction. As a result of the proration mechanism described in the introduction section, the unaudited pro forma condensed combined financial information is prepared based on the expectation that Sterling stockholders will receive cash consideration for 72% of their shares of Sterling common stock and stock consideration for 28% of their shares of Sterling common stock.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been completed as of the dates set forth above, nor is it indicative of the future results of First Advantage following the transaction. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Sterling, First Advantage used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The purchase price allocation relating to the transaction is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to this preliminary purchase price allocation. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, changes in financial position, operating efficiencies, or cost savings that may result from the transaction or of any integration costs.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the separate historical unaudited condensed consolidated financial statements of First Advantage as of and for the three months ended March 31, 2024, included in First Advantage’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024, and incorporated by reference in this information statement/prospectus;

•

the separate historical unaudited condensed consolidated financial statements of Sterling as of and for the three months ended March 31, 2024, included in Sterling’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2024, and incorporated by reference in this information statement/prospectus;

•

the separate historical audited consolidated financial statements of First Advantage as of and for the year ended December 31, 2023, included in First Advantage’s Annual Report on Form 10-K filed with the SEC on February 29, 2024, and incorporated by reference in this information statement/prospectus; and

•

the separate historical audited consolidated financial statements of Sterling as of and for the year ended December 31, 2023, included in Sterling’s Annual Report on Form 10-K filed with the SEC on March 6, 2024, and incorporated by reference in this information statement/prospectus.

2.	Significant Accounting Policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in First Advantage’s audited financial statements as of and for the year ended December 31, 2023. Upon consummation of the transaction, management will perform a comprehensive review of the accounting policies between the two entities. Management is currently not aware of any significant accounting policy differences and has therefore not made any adjustments to the pro forma condensed combined financial information related to any potential differences. Upon completion of management’s review, management may identify differences in accounting policies between the two entities which, when conformed, could have a material impact on the financial statements of First Advantage following the transaction.

Certain reclassifications are reflected in the pro forma adjustments to conform Sterling’s presentation to First Advantage’s in the unaudited pro forma condensed combined balance sheet. These reclassifications have no effect on previously reported total assets, total liabilities and shareholders’ equity of First Advantage or Sterling. The pro forma financial information may not reflect all reclassifications necessary to conform Sterling’s presentation to that of First Advantage due to limitations on the availability of information as of the date of this information statement/prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

The following reclassification adjustments were made to conform Sterling’s presentation to First Advantage’s presentation:

(a)	Represents the reclassification of other current assets to income tax receivable and prepaid expenses and other current assets.

(b)	Represents the reclassification of prepaid expenses to prepaid expenses and other current assets.

(c)

Represents the reclassification of capitalized software for internal use acquired by business combination, developed internally, or otherwise purchased from intangible assets, net to property and equipment, net.

(d)	Represents the reclassification of intangible assets, net to trade names, net; customer lists, net; and other intangible assets, net.

(e)	Represents the reclassification of operating lease right-of-use asset and other noncurrent assets, net to other assets.

(f)	Represents the reclassification of other current liabilities to deferred revenues and accrued liabilities.

(g)	Represents the reclassification of litigation settlement obligation to accrued liabilities.

(h)	Represents the reclassification of accrued liabilities to accrued compensation.

3.	Calculation of Merger Consideration and Preliminary Purchase Price Allocation of the Transaction

The estimated preliminary merger consideration of $2,168.2 million is calculated based on 27,150,000 shares of First Advantage common stock being issued to holders of Sterling common stock and Sterling common stock equivalents, $1,200.0 million of cash being paid to holders of Sterling common stock and Sterling common stock equivalents, and the repayment of all obligations outstanding under the Sterling credit agreement. The fair value of the merger consideration expected to be transferred at the closing includes the value of the estimated cash consideration; the estimated fair value of cash consideration to be paid for unvested Sterling equity awards attributable to pre-combination services; the estimated repayment of all obligations outstanding under the Sterling credit agreement; the estimated fair value of approximately 27,150,000 shares of First Advantage common stock to be transferred, calculated by using the price per share of First Advantage common stock as of May 21, 2024; and the estimated fair value of unvested Sterling equity awards attributable to pre-combination services. The calculation of the merger consideration is as follows (in thousands):

Consideration Transferred
Estimated cash(1)	$1,200,000
Less: estimated fair value of assumed Sterling equity awards expected to receive cash(2)	(41,441)
Plus: estimated fair value of assumed Sterling equity awards expected to receive cash attributable to pre-combination services(3)	12,840
Plus: estimated repayment of Sterling’s outstanding debt(4)	559,317

Total cash consideration	1,730,716
Estimated fair value of First Advantage common stock to be issued(5)	448,247
Less: estimated fair value of assumed Sterling equity awards(6)	(15,593)
Plus: estimated fair value of assumed Sterling equity awards attributable to pre-combination services(7)	4,831

Total equity consideration	437,485

Total estimated merger consideration	$2,168,201

(1)	Represents the $1,200.0 million of cash to be paid for the Sterling cash election shares and unvested Sterling equity awards.
(2)

Represents the estimated fair value of deferred cash consideration to be paid for unvested Sterling equity awards that make a cash election. Payment on these awards will be made as the awards vest, in accordance with their pre-combination equity grant agreements, at a per share cash value of $16.73.

(3)

Represents the estimated fair value of deferred cash to be paid for unvested Sterling equity awards related to pre-combination compensation for unvested Sterling equity awards that make a cash election at a per share cash value of $16.73.

(4)

Represents the estimated pay-off amount for the repayment of Sterling’s $559.2 million outstanding obligations under the Sterling credit agreement and $0.1 million outstanding net payable on its interest rate swaps.

(5)

Represents the estimated fair value of approximately 27,150,000 shares of First Advantage common stock estimated to be issued as consideration to stock election shares, calculated using the per share price of First Advantage common stock of $16.51 as of May 21, 2024. As outlined in the merger agreement, each stock election share to be settled at the closing will be exchanged for 0.979 shares of First Advantage common stock, subject to proration.

(6)

Represents the estimated fair value of Sterling unvested equity awards (other than Sterling restricted stock awards of non-employee directors (referred to as non-employee director awards), which will vest upon the acquisition). As outlined in the merger agreement, each outstanding share of restricted stock, RSUs, and each net option share underlying an in-the-money Sterling stock option (as calculated pursuant to the merger agreement), will receive the same election to receive the per share merger consideration with respect to such award, without interest and less applicable tax withholding. First Advantage estimates that approximately 0.9 million First Advantage restricted stock awards will be issued in connection with the transaction.

(7)	Represents the estimated fair value of Sterling unvested equity awards (other than non-employee director awards which will vest upon the acquisition) attributable to pre-combination services.

The actual value of First Advantage common stock to be issued will depend on the per share price of First Advantage common stock on the closing date of the transaction, and therefore, the actual merger consideration will fluctuate with the market price of First Advantage common stock until the transaction is consummated. The following table shows the effect of changes in First Advantage’s stock price and the resulting impact on the estimated merger consideration and estimated goodwill (in thousands, except stock price):

Change in Stock Price	Stock Price	Estimated Merger Consideration	Estimated Goodwill
Increase of 10%	$18.16	$2,211,949	$1,392,816
Decrease of 10%	$14.86	$2,124,452	$1,305,319

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, Sterling’s identifiable assets acquired and liabilities assumed by First Advantage will be recorded at the acquisition date fair values and added to those of First Advantage. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the transaction. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the transaction and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated merger consideration to Sterling’s identifiable tangible and intangible assets expected to be acquired and liabilities expected to be assumed by First Advantage, as if the transaction had been completed on March 31, 2024 based on the unaudited condensed consolidated balance sheet of Sterling as of March 31, 2024, with the excess recorded as goodwill (in thousands):

Cash and cash equivalents	$21,517
Accounts receivable, net	157,392
Other current assets	26,168
Property and equipment, including software developed for internal use	242,329
Customer lists	603,000
Trade name	146,000
Other long-term assets	17,768

Total assets	1,214,174
Accounts payable	(47,486)
Other current liabilities	(93,777)
Other long-term liabilities	(253,778)

Total liabilities	(395,041)

Net assets acquired (a)	819,133

Estimated purchase consideration (b)	2,168,201

Estimated goodwill (b) - (a)	$1,349,068

Goodwill represents the excess of the preliminary estimated merger consideration over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is primarily attributable to the assembled workforce, expected growth and synergies expected to be achieved from the combined operations of First Advantage and Sterling. Goodwill recognized in the transaction is not expected to be deductible for tax purposes.

4.	Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)

Represents the total merger consideration of $2,168.2 million, consisting of (i) cash of $1,200.0 million for cash election shares and Sterling equity awards, (ii) less the estimated fair value of cash of $41.4 million to be paid for unvested Sterling equity awards, (iii) plus the estimated fair value of deferred cash consideration of $12.8 million to be paid for unvested Sterling equity awards attributable to pre-combination services, (iv) repayment of the outstanding principal balance of $559.2 million under the Sterling credit agreement and $0.1 million of Sterling’s outstanding net payable on its interest rate swaps, (v) issuance of approximately 27,150,000 shares of First Advantage common stock with an estimated fair value of $448.2 million, (vi) less the estimated fair value of assumed unvested Sterling equity awards of $15.6 million, and (vii) plus the assumption of $4.8 million of unvested Sterling equity awards attributable to pre-combination services.

(b)

Reflects the adjustment to cash and cash equivalents, accounts payable, accrued liabilities and First Advantage’s accumulated deficit to record the estimated transaction costs to be incurred and the settlement of transaction costs that have been already accrued for as of March 31, 2024 by First Advantage in connection with the transaction.

(c)

Reflects the adjustment to cash and cash equivalents, accrued liabilities and Sterling’s accumulated deficit to record the estimated transaction costs to be incurred and the settlement of transaction costs that have been already accrued for as of March 31, 2024 by Sterling in connection with the transaction.

(d)

Reflects the elimination of Sterling’s historical deferred commission balances as these balances are considered in the fair value measurement of customer relationships as further discussed in Note 4(g).

(e)	Represents the elimination of Sterling’s historical goodwill balance.

(f)	Represents the preliminary estimate of goodwill based on the preliminary purchase price allocation.

(g)

Represents the net adjustment to the estimated fair value of identified purchasing accounting assets acquired in the transaction. Preliminary identifiable purchasing accounting assets in the pro forma financial information are provided in the table below. The depreciation and amortization related to these identifiable purchasing accounting assets are reflected as a pro forma adjustment in the unaudited pro forma condensed combined statement of operations, as further described in Note 5(a). The identifiable purchasing accounting assets and related depreciation and amortization are preliminary and are based on management’s estimates after consideration of similar transactions.

Purchase Accounting Assets	Approximate Fair Value	Eliminate historical Sterling carrying value	Adjustment	Estimated Useful Life
	(dollars in thousands)			(in years)
Capitalized software for internal use, acquired by business combination	$235,000	$36,676	$198,324	5
Trade names	146,000	34,018	111,982	15
Customer lists	603,000	188,238	414,762	14
Other intangible assets	—	5,626	(5,626)

Total	$984,000	$264,558	$719,442

The estimated fair value of property and equipment (excluding capitalized software for internal use acquired by business combination) and the adjustment to the right-of-use assets (referred to as ROU) and lease liabilities of Sterling are expected to approximate book value. Due to the immateriality of any adjustment, no adjustments are recorded in the unaudited pro forma condensed combined financial statements.

(h)

Represents the elimination of Sterling’s unamortized debt issuance costs and discount balance associated with the term loan under the Sterling credit agreement, which will be paid off by First Advantage at the closing.

(i)	Represents the elimination of Sterling’s interest rate swap, which will be settled upon closing.

(j)	Represents the elimination of outstanding principal balance related to the Sterling credit agreement, which will be paid off by First Advantage at the closing.

(k)	Represents the elimination of Sterling’s historical equity. Adjustments to total stockholders’ equity (deficit) include the following (in thousands):

	Common Stock		Additional paid-in- capital		Common stock held in treasury		Accumulated deficit		Accumulated other comprehensive loss
Historical equity balances of Sterling	$156		$1,027,214		$(99,653)		$(194,519)		$(5,186)
Purchase price allocation adjustments	—		—		—		(728,093)	*	81	4(i)
Eliminations of remaining Sterling’s equity balance	(156)	4(k)	(1,027,214)	4(k)	99,653	4(k)	922,612	4(k)	5,105	4(k)
Estimated value of equity consideration	26	4(a)	437,459	4(a)	—		—		—
Historical equity balances of First Advantage	145		982,982		—		(52,453)		(22,930)
Estimated First Advantage related transaction costs	—		—		—		(29,661)	4(b)	—

Pro forma equity balances of combined company	$171		$1,420,441		$—		$(82,114)		$(22,930)

*	Impact of 4(a), 4(c), 4(d), 4(e), 4(f), 4(g), 4(h), 4(i), 4(j), and 4(l)
(l)

Represents the adjustment to deferred tax liability balance associated with the incremental differences in the book and tax basis created from the preliminary purchase price allocation, primarily resulting from the preliminary fair value of intangible assets. Deferred taxes are established based on a blended statutory tax rate based on jurisdictions where income is generated. The blended statutory tax rate of First Advantage following the transaction could be significantly different (either higher or lower) depending on post-acquisition activities, including the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the closing date fair value, primarily of the identifiable intangible assets.

5.	Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

(a)

Represents the adjustment to record elimination of historical depreciation and amortization expense and recognition of new depreciation and amortization expense related to identifiable intangible assets and capitalized software for internal use acquired by business combination based on their estimated fair values as of March 31, 2024. Depreciation and amortization expense is calculated based on the estimated fair value of each identifiable asset and the associated estimated useful lives as discussed in Note 4(g) above.

The adjustment for the depreciation and amortization expense is as follows (in thousands):

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Reversal of Sterling’s historical purchasing accounting depreciation and amortization expense	$(10,864)	$(59,173)
Depreciation and amortization of identifiable purchase accounting assets	34,553	113,558

Total intangible asset amortization adjustment	$23,689	$54,385

In addition, the periods the depreciation and amortization impacts will ultimately be based on the periods in which the associated economic benefits are expected to be derived. Therefore, the amount of depreciation and amortization following the transaction may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable asset.

As discussed in Note 4(g) above, the estimated fair value of property and equipment (excluding capitalized software for internal use acquired by business combination) and ROU assets are expected to approximate book value. Therefore, the adjustment to record elimination of historical depreciation expense and recognition of new depreciation expense based on the estimated fair value as of March 31, 2024 is not considered to be material.

(b)

Represents the adjustment to record the elimination of historical Sterling’s share-based compensation expense and recognition of new compensation expense for the post-combination portion of unvested Sterling equity awards that make a stock election and unvested Sterling equity awards that make a cash election.

For Sterling’s outstanding and unvested equity awards to be assumed and converted as stock election shares, First Advantage will issue approximately 0.9 million First Advantage restricted stock awards with an estimated fair value of $15.6 million, of which $10.8 million is attributable to post-combination services and will be recognized as compensation expense. These equity awards will be subject to the same terms and conditions applicable to the corresponding Sterling equity awards, including vesting terms. Therefore, the post-combination portion of the equity awards will be recognized as compensation expense (share-based compensation) ratably over the remaining vesting period.

For Sterling’s outstanding and unvested equity awards that make a cash election, First Advantage will pay future cash payments of $41.4 million, of which $28.6 million is attributable to post-combination services and will be recognized as compensation expense. The deferred cash payment on cash election shares will be subject to the same terms and conditions applicable to the corresponding Sterling equity awards, including vesting terms. Therefore, the post-combination portion of the equity awards will be recognized as compensation expense ratably over the remaining vesting period.

The following table reflects the elimination of Sterling’s historical share-based compensation expense and the recognition of compensation expense based on the post-combination service compensation expense discussed above. Compensation expense is allocated among cost of services, product and technology, and selling, general, and administrative, based upon the nature of associated activities.

The adjustment for compensation expense is as follows (in thousands):

	For the Three Months Ended March 31, 2024			For the Year Ended December 31, 2023
	Cost of services	Product and technology	Selling, general, and administrative expense	Cost of services	Product and technology	Selling, general, and administrative expense
Reversal of Sterling’s historical share-based compensation expense	$(359)	$(819)	$(8,164)	$(1,591)	$(2,822)	$(30,237)
Post-combination share-based compensation expense	74	201	1,393	394	914	5,687
Post-combination cash compensation expense(1)	198	535	3,702	1,049	2,432	15,119

Total compensation expense adjustment	$(87)	$(83)	$(3,069)	$(148)	$524	$(9,431)

(1)	Represents the estimated fair value of cash consideration to be paid for unvested Sterling equity awards that make a cash election.

(c)	Represents the reversal of historical deferred commission amortization expense related to the elimination in Note 4(d) above.

(d)	Represents the reversal of Sterling’s historical interest expense, including the amortization of debt issuance costs.

(e)

Represents the income tax benefit resulting from the aggregate increase in expenses due to the transaction accounting adjustments described herein. As a result of the corresponding decrease in income before income taxes in the statement of operations for the three months ended March 31, 2024 and the year ended December 31, 2023, an income tax benefit is recognized. A blended statutory tax rate of approximately 28.4% is assumed for all pro forma adjustments. The blended statutory tax rate is not necessarily indicative of the statutory tax rate of First Advantage following the transaction, which could be significantly different depending on post-acquisition activities, including repatriation decisions, cash needs and the geographical mix of income.

(f)	Represents the elimination of revenue recognized by Sterling and cost of service expenses recognized by First Advantage from the pre-existing relationship between the two entities.

(g)

Reflects the total estimated transaction costs not yet incurred by First Advantage as of March 31, 2024. Transaction costs directly incurred by First Advantage are expensed as incurred and these additional transaction costs are reflected as if incurred on January 1, 2023, the date the transaction is assumed to have been completed for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. The income tax benefit resulting from this adjustment is $8.4 million using First Advantage’s blended statutory tax rate of 28.4%. As noted in Note 5(e), the blended statutory tax rate is not necessarily indicative of the statutory tax rate of First Advantage following the transaction, which could be significantly different depending on post-acquisition activities, including repatriation decisions, cash needs and the geographical mix of income. Additionally, the final determination of the tax deductibility of transaction related costs will be completed as soon as practicable after the completion of the transaction and will be based on expenses incurred as of the closing date. The final amounts deducted for tax purposes could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, there can be no assurances that these additional analyses and final amounts will not result in material changes to this adjustment.

(h)

Represents the pro forma basic and diluted net loss per share attributable to common stock calculated using the historical basic weighted average shares of First Advantage common stock outstanding, adjusted for additional shares to be issued to holders of Sterling common stock and equity awards to consummate the transaction.

(in thousands, except share and per share amounts)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Numerator:
Pro forma net loss attributable to common stock	$(44,305)	$(96,560)
Denominator:
Historical First Advantage weighted average shares outstanding (basic and diluted)	143,591,713	144,083,808
Plus: shares of First Advantage common stock to be issued to Sterling stockholders pursuant to the Merger Agreement	27,150,000	27,150,000
Less: shares of First Advantage common stock to be issued as unvested equity awards pursuant to the Merger Agreement	(944,473)	(944,473)

Pro forma weighted average shares (basic and diluted)	169,797,240	170,289,335

Pro forma net loss per share attributable to common stock:
Basic and diluted	$(0.26)	$(0.57)

6.	Financing Adjustments

(a)	Debt obligations have been adjusted for the following (in thousands):

	Current Portion	Long Term
Issuance of new debt:
Borrowings under the term loan credit agreement	$66,427	$1,594,255
Borrowings under the revolving credit facility	—	—
Debt issuance costs	—	(44,517)

Pro forma adjustments for new issuance(1)	$66,427	$1,549,738

(1)

Reflects the assumption of newly raised borrowings under the term loan credit facility with a total principal amount of $1,660.7 million to be issued by First Advantage to fund the transaction and pay down Sterling’s existing indebtedness as described in Note 4 above, net of a total of $44.5 million debt issuance costs.

(b)

To record estimated interest expense, including the amortization of capitalized costs, related to the adjustment in Note 6(a) above. The term loan credit facility is assumed to be entered into on January 1, 2023. Therefore, the pro forma interest expense is reflected for the entire annual and quarterly period presented. The interest rate assumed for purposes of preparing this pro forma financial information is approximately 5.32%, which represents the 1-month Term SOFR reference rate published by the CME term SOFR administrator as of May 21, 2024, plus 3.25%. In addition to the interest expense, the adjustments also include adjustments for additional fees.

A sensitivity analysis on interest expense for the three months ended March 31, 2024 and the year ended December 31, 2023 has been performed to assess the effect of a change of 12.5 basis points of the hypothetical interest rate would have on the interest expense. The following table shows the impact of the hypothetical change in interest expense for the debt financing (in thousands, except percentages):

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Increase of 0.125%	$519	$2,076
Decrease of 0.125%	$(519)	$(2,076)

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF FIRST ADVANTAGE AND STERLING

Both First Advantage and Sterling are incorporated under the laws of the State of Delaware and, accordingly, the rights of stockholders of each are currently governed by the DGCL. The differences between the rights of Sterling stockholders and First Advantage stockholders primarily result from differences between their respective organizational documents. As a result, if the transaction is completed, the rights of Sterling stockholders who become First Advantage stockholders will continue to be governed by the DGCL and will also then be governed by First Advantage’s amended and restated certificate of incorporation (referred to in this section of the information statement/prospectus as the First Advantage charter) and amended and restated bylaws (referred to in this section of the information statement/prospectus as the First Advantage bylaws).

The following description summarizes the material differences between the rights of First Advantage stockholders and Sterling stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should carefully read the relevant provisions of the First Advantage charter, the First Advantage bylaws, the DGCL, Sterling’s amended and restated certificate of incorporation (referred to in this section of the information statement/prospectus as the Sterling charter) and Sterling’s amended and restated bylaws (referred to in this section of the information statement/prospectus as the Sterling bylaws). Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information”.

	First Advantage Corporation	Sterling Check Corp.
Authorized Capital Stock

First Advantage has authority to issue 1,000,000,000 shares of common stock, par value $0.001 per share, and 250,000,000 shares of preferred stock, par value $0.001 per share.

As of May 3, 2024, First Advantage had 145,197,595 shares of First Advantage common stock and no shares of preferred stock issued and outstanding.

Sterling has authority to issue 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

As of May 2, 2024, Sterling had 97,751,383 shares of Sterling common stock and no shares of preferred stock issued and outstanding.

Preferred Stock

The First Advantage board of directors is authorized, by resolution, to provide for one or more series of preferred stock (referred to as First Advantage preferred stock), out of the unissued shares of preferred stock, and to fix, without further stockholder approval, the designation and number of shares of any such series, and the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions, thereof. The First Advantage board of directors may, except where otherwise provided in the designation of any such series and as may be permitted by the DGCL, increase (but not above the total number of authorized shares of First Advantage preferred stock) or decrease (but

The Sterling board of directors is authorized, to the fullest extent permitted by law, by resolution, to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock (referred to as Sterling preferred stock), and to fix, without further stockholder approval, the designation and number of shares of any such series, and the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions, thereof. The Sterling board of directors may, except where otherwise provided in the designation of any such series, increase (but not above the total number of authorized shares of Sterling preferred stock) or decrease (but not below

	First Advantage Corporation	Sterling Check Corp.

not below the number of shares of such series then outstanding) the number of shares of any such series of preferred stock. The powers, preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of First Advantage preferred stock, if any, may differ from those of any and all other series at any time outstanding.

the number of shares of such series then outstanding) the number of shares of any such series of preferred stock. The powers, preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of Sterling preferred stock, if any, may differ from those of any and all other series at any time outstanding.

Voting Rights

Each holder of record of First Advantage common stock is entitled to one vote for each share of First Advantage common stock outstanding in such holder’s name on the books of First Advantage on all matters on which stockholders are entitled to vote generally.

Holders of First Advantage common stock do not have cumulative voting rights.

Each holder of record of Sterling common stock is entitled to one vote for each share of Sterling common stock outstanding in such holder’s name on the books of Sterling on all matters on which stockholders are entitled to vote generally.

Holders of Sterling common stock do not have cumulative voting rights, as the Sterling charter is silent on this matter.

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of First Advantage preferred stock or any class or series of stock having a preference over or the right to participate with the First Advantage common stock with respect to the payment of dividends and other distributions, holders of First Advantage common stock may be entitled to pro rata dividends and other distributions out of the assets of First Advantage that are legally available for this purpose at such times and in such amounts as determined by the First Advantage board of directors in its discretion.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Subject to applicable law and the rights, if any, of the holders of Sterling preferred stock or any class or series of stock having a preference over or the right to participate with the Sterling common stock with respect to the payment of dividends, holders of Sterling common stock may be entitled to pro rata dividends out of the assets of Sterling that are legally available for this purpose at such times and in such amounts as determined by the Sterling board of directors in its discretion.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Other Rights

Holders of First Advantage common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking

Holders of Sterling common stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund

	First Advantage Corporation	Sterling Check Corp.
	fund provisions with respect to First Advantage common stock.	provisions with respect to Sterling common stock.

Number and Classes of Directors

Except as otherwise provided for (including with respect to any series of First Advantage preferred stock) in the First Advantage charter, the First Advantage board of directors shall consist of a number determined exclusively by resolution adopted by the First Advantage board of directors. The directors will be divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. At present, First Advantage has eight directors.

Except as otherwise provided for (including with respect to any series of Sterling preferred stock) in the Sterling charter, the Sterling board of directors shall consist of a number determined exclusively by resolution adopted by the Sterling board of directors. The directors will be divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. At present, Sterling has ten directors.

Election of Directors

Directors shall be elected by the stockholders at stockholder meetings, provided that all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors shall be elected by the stockholders at stockholder meetings, provided that all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Terms of Office

The First Advantage charter provides that the First Advantage board of directors be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the First Advantage board of directors. Each class shall serve a three-year term. At each annual meeting of First Advantage stockholders following June 25, 2021, successors to the members of the class of directors having a term expiring at such annual meeting will be elected for a three-year term.

The Sterling charter provides that the Sterling board of directors be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the Sterling board of directors. Each class shall serve a three-year term. At each annual meeting of Sterling stockholders following September 22, 2021, successors to the members of the class of directors having a term expiring at such annual meeting will be elected for a three-year term.

	First Advantage Corporation	Sterling Check Corp.
Removal of Directors

Any or all of the directors (other than the directors elected by the holders of any series of First Advantage preferred stock, voting as a separate series or together with one or more other series) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of First Advantage stock entitled to vote thereon, voting as a single class; provided, however, that at any time when Silver Lake* beneficially owns, in the aggregate, less than 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of First Advantage stock entitled to vote thereon, voting together as a single class.

*“Silver Lake” as defined in the First Advantage charter (and as used in this section of the information statement/prospectus) means, collectively, SLP Fastball Aggregator, L.P., together with its affiliates and its and their successors and assigns (other than First Advantage and its subsidiaries).

Any or all of the directors (other than the directors elected by the holders of any series of Sterling preferred stock, voting as a separate series or together with one or more other series) may be removed at any time either with or without cause by the affirmative vote of at least a majority in voting power of all then outstanding shares of Sterling stock entitled to vote thereon, voting as a single class; provided, however, that at any time when the GS Investors* beneficially own, or have the right (by proxy or by contract) to direct the vote of, less than 50% in voting power of the Sterling stock entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of Sterling stock entitled to vote thereon, voting together as a single class.

*“GS Investors” means, collectively, (i) Broad Street Principal Investments, L.L.C., a Delaware limited liability company; (ii) Checkers Control Partnership, L.P., a Delaware limited partnership; (iii) any general or limited partnership, corporation or limited liability company having as a general partner, controlling equity holder or managing member (whether directly or indirectly) a person who is a member of any of the foregoing listed in clauses (i) through (ii) or an affiliate of any such person; and (iv) any affiliate, successor, permitted assign or transferee of any of the foregoing.

Filling Vacancies on the Board

Subject to the rights granted to the holders of any one or more series of First Advantage preferred stock then outstanding or the rights granted pursuant to the First Advantage and Silver Lake Stockholders’ Agreement, vacancies and newly-created directorships resulting from an increase in the number of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, that at any time when Silver Lake

Subject to the rights granted to the holders of any one or more series of Sterling preferred stock then outstanding, vacancies and newly-created directorships resulting from any increase in the number of directors shall be filled by a majority of the directors then in office, although less than a quorum, or, if only one director remains, by the sole remaining director or, if there are no directors, by the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of

	First Advantage Corporation	Sterling Check Corp.

beneficially owns, in the aggregate, less than 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, vacancies and newly-created directorships shall, unless otherwise required by law or by resolution of the First Advantage board of directors, be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Sterling stock entitled to vote thereon, voting together as a single class. Any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Director Nominations and Stockholder Proposals

Director Nominations and Other Stockholder Proposals

The First Advantage bylaws provide that nominations of persons for election to the First Advantage board of directors and the proposal of other business (referred to as other business proposals) to be considered by the First Advantage stockholders may be made at an annual stockholders meeting only (a) as provided in the First Advantage and Silver Lake Stockholders’ Agreement (with respect to nominations of persons for election to the First Advantage board of directors only), (b) pursuant to First Advantage’s notice of meeting delivered pursuant to the First Advantage bylaws, (c) by or at the direction of the First Advantage board of directors or any authorized committee thereof or (d) by any First Advantage stockholder who is entitled to vote at the meeting, who complied with the notice procedures set forth in the First Advantage bylaws* and who was a stockholder of record at the time such notice is delivered to the secretary of First Advantage.

* For as long as the First Advantage and Silver Lake Stockholders’ Agreement

Director Nominations and Other Stockholder Proposals

The Sterling bylaws provide that nominations of persons for election to the Sterling board of directors and the proposal of other business (referred to as other business proposals) to be considered by the Sterling stockholders may be made at an annual stockholders meeting only (a) pursuant to Sterling’s notice of meeting delivered pursuant to the Sterling bylaws, (b) by or at the direction of the Sterling board of directors or any authorized committee thereof or (c) by any Sterling stockholder who is entitled to vote at the meeting, who complied with the notice procedures set forth in the Sterling bylaws* and who was a stockholder of record at the time such notice is delivered to the secretary of Sterling.

* For as long as the GS Investors collectively beneficially own, or have the right (by proxy or by contract) to direct the vote of, at least 50% in voting power of the Sterling stock entitled to vote generally in the election of directors, the GS Investors shall not be subject to these notice procedures.

First Advantage Corporation	Sterling Check Corp.

remains in effect, Silver Lake is exempted from these notice procedures.

For nominations or other business proposals to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of First Advantage and, in the case of other business proposals, such other business must constitute a proper matter for stockholder action. To be timely, the notice must be delivered to the secretary of First Advantage at the principal executive offices of First Advantage not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting. However, that if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the previous year’s meeting, or if no annual meeting was held in the prior year, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made by First Advantage. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice of on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

Public announcement of any adjournment or postponement of an annual meeting will not commence a new time period for the giving of a stockholder’s notice. However, if the number of directors to be elected to the First Advantage board of directors at an annual meeting is increased and there is no public announcement by First Advantage naming all of the nominees for director or specifying the size of such increased board of directors at least 100 calendar days prior to the first anniversary of the prior year’s

For nominations or other business proposals to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Sterling and, in the case of other business proposals, such other business must constitute a proper matter for stockholder action. To be timely, the notice must be delivered to the Sterling secretary at Sterling’s principal executive offices not later than on the 90th day nor earlier than the 120th day prior to the one-year anniversary of the preceding year’s annual meeting. However, that if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the previous year’s meeting, or if no annual meeting was held in the prior year, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made.

Public announcement of any adjournment or postponement of an annual meeting will not commence a new time period for the giving of a stockholder’s notice. However, if the number of directors to be elected to the Sterling board of directors at an annual stockholders meeting is increased and there is no public announcement by Sterling naming all of the nominees for director or specifying the size of such increased board of directors at least 100 calendar days prior to the first anniversary of the prior year’s annual meeting of stockholders, then a stockholder’s notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary of Sterling not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by Sterling.

Such stockholder’s notice must set forth (a) as to each person whom the stockholder

First Advantage Corporation	Sterling Check Corp.

annual meeting of stockholders, then a stockholder’s notice shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary of First Advantage not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by First Advantage.

Such stockholder’s notice must set forth (a) as to each person whom the stockholder proposes to nominate as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director; (b) if applicable, a description of the other business proposals, including the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the First Advantage bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business held by the stockholder (and the beneficial owner, if any, on whose behalf the nomination or other business proposal is made); (c) the stockholder providing the notice (and the beneficial owner, if applicable), (i) the name and address of such stockholder (and the beneficial owner, if applicable) as they appear on First Advantage’s books, (ii) the class or series and number of shares of First Advantage stock the stockholder (and the beneficial owner, if applicable) owns, (iii) a representation that the stockholder is a holder of record of First Advantage stock at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy, (iv) a representation whether such stockholder (and the beneficial owner, if applicable) will proposes to nominate as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director; (b) if applicable, a description of the other business proposals, including the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Sterling bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business held by the stockholder (and the beneficial owner, if any, on whose behalf the nomination or other business proposal is made); (c) the stockholder providing the notice (and the beneficial owner, if applicable), (i) the name and address of such stockholder (and the beneficial owner, if applicable) as they appear on Sterling’s books and records, (ii) the class or series and number of shares of Sterling stock the stockholder (and the beneficial owner, if applicable) owns, (iii) a representation that the stockholder is a holder of record of Sterling stock at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy, (iv) a representation whether such stockholder (and the beneficial owner, if applicable) will deliver or otherwise solicit proxies or votes from other stockholders in support of the nomination or other business proposals, (v) a certification regarding whether such person has complied with all applicable laws and requirements in connection with (A) the stockholder’s and/or beneficial owner’s acquisition of Sterling stock; and (B) the beneficial owner’s acts or omissions as a Sterling stockholder, and (f) any other information relating to such stockholder (and the beneficial owner, if applicable) required to be disclosed in a

First Advantage Corporation	Sterling Check Corp.

deliver or otherwise solicit proxies or votes from other stockholders in support of the nomination or other business proposals, (v) a certification regarding whether such person has complied with all applicable laws and requirements in connection with (A) the stockholder’s and/or beneficial owner’s acquisition of First Advantage capital stock or other securities; and (B) the beneficial owner’s acts or omissions as a First Advantage stockholder, and (f) any other information relating to such stockholder (and the beneficial owner, if applicable) required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the other business proposals or the election of directors in a contested election pursuant to Section 14(a) of the Exchange Act; (d) a description of any agreement or understanding with respect to the nomination or other business proposals and/or the voting of shares of any class or series of First Advantage stock between the stockholder giving notice, the beneficial owner (if any), any of their respective affiliates or associates and any others acting in concert with any of the foregoing (referred to as the proponent persons); and (e) a description of any derivative instruments entered into with respect to ownership of any security of First Advantage. Such stockholder shall update and supplement such notice so that the information provided shall be true and correct (A) as of the record date for determining the stockholders entitled to notice of the meeting and (B) as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date.

Any such update shall be delivered in writing to the secretary of First Advantage at the principal executive offices of First proxy statement or other filings required to be made in connection with solicitations of proxies for the other business proposals or the election of directors in a contested election pursuant to Section 14(a) of the Exchange Act; (d) a description of any agreement or understanding with respect to the nomination or other business proposals and/or the voting of shares of any class or series of Sterling stock between the stockholder giving notice, the beneficial owner (if any), any of their respective affiliates or associates and any others acting in concert with any of the foregoing (referred to as the proponent persons); (e) a description of any derivative instruments entered into with respect to ownership of any security of Sterling; (f) the principal amount of indebtedness of Sterling or its subsidiaries owned by the proponent persons, together with the title of the instrument under which indebtedness was issued and a description of any derivative instruments entered into in relation to any indebtedness of Sterling or any such subsidiary; (g) any material interest of the stockholder in such business. Such stockholder shall update and supplement such notice so that the information provided shall be true and correct (A) as of the record date for determining the stockholders entitled to notice of the meeting and (B) as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date.

Any such update shall be delivered in writing to the secretary of Sterling at the principal executive offices of Sterling not later than five days after the record date for determining the stockholders entitled to notice of the meeting (for any update required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than

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Advantage not later than five days after the record date for determining the stockholders entitled to notice of the meeting (for any update required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (for any update required to be made as of 15 days prior to the meeting or adjournment or postponement thereof) and not later than five days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (for any update required to be made as of a date less than 15 days prior the date of the meeting or any adjournment or postponement thereof). First Advantage may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of First Advantage and to determine the independence of such director under the Exchange Act.

Nominations of persons for election to First Advantage board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to First Advantage’s notice of meeting (a) as provided in the First Advantage and Silver Lake Stockholders’ Agreement, (b) by or at the direction of such board of directors or any committee thereof or (c) provided that such board of directors (or Silver Lake, pursuant to the First Advantage charter) has determined that directors shall be elected at such meeting, by any First Advantage stockholder who is entitled to vote at the meeting who complies with the notice procedures set forth the First Advantage bylaws and who is a stockholder of record at the time such notice is delivered to the secretary of First Advantage. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of

10 days prior to the date for the meeting or any adjournment or postponement thereof (for any update required to be made as of 15 days prior to the meeting or adjournment or postponement thereof) and not later than five days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (for any update required to be made as of a date less than 15 days prior the date of the meeting or any adjournment or postponement thereof). Sterling may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of Sterling and to determine the independence of such director under the Exchange Act.

Nominations of persons for election to Sterling board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Sterling’s notice of meeting (a) by or at the direction of such board of directors or any committee thereof or (b) provided that such board of directors has determined that directors shall be elected at such meeting, by any Sterling stockholder who is entitled to vote at the meeting who complies with the notice procedures set forth the Sterling bylaws and who is a stockholder of record at the time such notice is delivered to the secretary of Sterling. In the event Sterling calls a special meeting of stockholders for the purpose of electing one or more directors to the Sterling board of directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in Sterling’s notice of meeting if the stockholder’s notice as required by the Sterling bylaws shall be delivered to the secretary of Sterling at the principal executive offices of Sterling not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special

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nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) must not exceed the number of directors to be elected at such annual meeting. In the event First Advantage calls a special meeting of stockholders for the purpose of electing one or more directors to fill any vacancy or newly created directorship on the First Advantage board of directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in First Advantage’s notice of meeting if the stockholder’s notice as required by the First Advantage bylaws shall be delivered to the secretary of First Advantage at the principal executive offices of First Advantage not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which First Advantage first makes a public announcement of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

If the First Advantage stockholder (or a qualified representative of such stockholder) does not appear at the annual or special meeting of First Advantage stockholders to present a nomination or business, such nomination will be disregarded and such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by First Advantage.

Proxy Access for Director Nominations

The First Advantage bylaws do not provide for proxy access for director nominations.

meeting or the 10th day following the day on which Sterling first makes a public announcement of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

If the Sterling stockholder (or a qualified representative of such stockholder) does not appear at the annual or special meeting of Sterling stockholders to present a nomination or business, such nomination will be disregarded and such proposed business will not be transacted, notwithstanding that proxies in respect of such vote may have been received by Sterling.

Proxy Access for Director Nominations

The Sterling bylaws do not provide for proxy access for director nominations.

	First Advantage Corporation	Sterling Check Corp.

Special Meetings of the Stockholders

Except as otherwise required by law and subject to the rights of the holders of any series of First Advantage preferred stock, special meetings of the First Advantage stockholders (referred to as special meetings) may be called at any time only by or at the direction of the First Advantage board of directors or the Chairman of the First Advantage board of directors (referred to as the Chairman).

However, at any time when Silver Lake beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of First Advantage stock entitled to vote generally in the election of directors, special meetings shall also be called by the First Advantage board of directors (or the Chairman) at the request of the Silver Lake.

Special meetings may be held at such place and at such time and date as the First Advantage board of directors (or the Chairman) shall determine and state in the notice of meeting. The First Advantage board of directors may, in its sole discretion, determine that special meetings shall not be held at any place, but may instead be held solely by means of remote communication as described in the First Advantage bylaws. The First Advantage board of directors may postpone, reschedule or cancel any previously scheduled special meeting. However, with respect to any special meeting previously scheduled at the request of Silver Lake, the First Advantage board of directors shall not postpone, reschedule or cancel such special meeting without the prior written consent of Silver Lake.

Special meetings of the Sterling stockholders (referred to as special meetings) may be called at any time only by or at the direction of the Sterling board of directors or the Chairman of the Sterling board of directors (referred to as the Chairman).

However, so long as the GS Investors beneficially own, or have the right (by proxy or by contract) to direct the vote of 50% or more in voting power of the Sterling stock entitled to vote generally in the election of directors, special meetings shall also be called by the Sterling board of directors (or the Chairman) at the request of the GS Investors.

Special meetings may be held at such place and at such time and date as the Sterling board of directors (or the Chairman) shall determine and state in the notice of meeting, and such scheduled meetings may be postponed, rescheduled or canceled by the Sterling board of directors.

Quorum

Unless otherwise required by law, the First Advantage charter or the rules of any stock exchange upon which First Advantage’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of First Advantage capital stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders.

Unless otherwise required by law, the Sterling charter or the rules of any stock exchange upon which Sterling’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of Sterling capital stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. However, where a

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However, where a separate vote by a class or series is required, a majority in voting power of the outstanding shares of such class or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

separate vote by a class or series is required, a majority in voting power of the outstanding shares of such class or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

Written Consent by Stockholders

Under the First Advantage charter, at any time when Silver Lake beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of First Advantage stock entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of First Advantage stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered First Advantage by delivery to its registered office in the State of Delaware, its principal place of business, or a First Advantage officer or agent of having custody of the books in which proceedings of meetings of stockholders are recorded. At any time when Silver Lake beneficially owns, in the aggregate, less than 50% in voting power of the then-outstanding shares of the First Advantage stock entitled to vote in the election of directors, any action required or permitted to be taken by the First Advantage stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in lieu of a stockholder meeting; provided, however, that any action required or permitted to be taken by the holders of First Advantage preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a

Under the Sterling charter, at any time when the GS Investors beneficially own, or have the right (by proxy or by contract) to direct the vote of at least 50% in voting power of the Sterling stock entitled to vote in the election of directors, any action required or permitted to be taken at any annual or special meeting of Sterling stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having at least the minimum number of necessary votes to authorize or take such action at a meeting, and shall be delivered to Sterling to its registered office, its principal place of business or to a Sterling officer or agent having custody of the books in which proceedings of stockholder meetings are recorded. At any time when the GS Investors do not meet the requirements of the preceding sentence, any action required or permitted to be taken by the Sterling stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of Sterling preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designations relating to such series of preferred stock.

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meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Business Combinations

Section 203 of the DGCL generally provides that, if a person acquires 15% or more of the voting stock of a Delaware corporation without the prior approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years, with certain exceptions. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by Section 203. In the First Advantage charter, First Advantage expressly elects not to be governed by Section 203. However, the First Advantage charter contains a provision that largely replicates Section 203, with an exception for transactions involving Silver Lake (and their transferees), which are excluded from the definition of “interested stockholder” for purposes of the provision in the First Advantage charter that otherwise replicates Section 203.

Section 203 of the DGCL generally provides that, if a person acquires 15% or more of the voting stock of a Delaware corporation without the prior approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years, with certain exceptions. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by Section 203. In the Sterling charter, Sterling expressly elects not to be governed by Section 203. However, the Sterling charter contains a provision that largely replicates Section 203, with an exception for transactions involving the GS Investors (and their affiliates or successors), which are excluded from the definition of “interested stockholder” for purposes of the provision in the Sterling charter that otherwise replicates Section 203.

Limitations of Personal Liability of Directors

The First Advantage charter provides that to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, directors will not be personally liable to First Advantage or its stockholders for monetary damages for breach of fiduciary duty as directors. Consequently, directors are not personally liable to First Advantage or its stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to First Advantage or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Sterling charter provides that to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, directors will not be personally liable to Sterling or its stockholders for monetary damages for breach of fiduciary duty as directors. Consequently, directors are not personally liable to Sterling or its stockholders for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to Sterling or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification	The First Advantage bylaws provide that First Advantage will indemnify and hold harmless any current or former director or	The Sterling bylaws provide that Sterling will indemnify and hold harmless any current or former director or officer of

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officer of First Advantage who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (referred to as a proceeding) by reason of the fact that he or she, is or was a director or officer of First Advantage or, while serving as a director or officer of First Advantage, is or was serving at the request of First Advantage as a director, officer, employee, agent or trustee of another corporation, joint venture, trust or enterprise, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such person in connection with any such proceeding to the fullest extent permitted by the DGCL. However, except with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such person as set forth in the First Advantage bylaws, First Advantage shall indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the First Advantage board of directors.

First Advantage may purchase and maintain insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such.

Sterling who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (referred to as a proceeding) by reason of the fact that he or she, is or was a director or officer of Sterling or, while serving as a director or officer of Sterling, is or was serving at the request of Sterling as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plans or other enterprise, against all loss and liability suffered and expenses (including attorneys’ fees, costs and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with any such proceeding to the fullest extent permitted by the DGCL. However, Sterling will not be obligated to indemnify the persons described in the preceding sentence for (i) any amounts paid in settlement of any proceeding unless Sterling consents to such settlement (not to be unreasonably withheld, delayed or conditioned) or (ii) any disgorgement of profits made from the purchase or sale by such persons of Sterling securities under Section 16(b) of the Exchange Act. Sterling will also not be liable to make any indemnification payments if the persons entitled to indemnification have otherwise actually received such payment under the Sterling bylaws or any insurance policy, contract, agreement or otherwise.

Sterling maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such.

Amendments to the Certificate of Incorporation

For so long as Silver Lake beneficially owns, at least 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, in addition to any vote required by applicable law or the First Advantage charter (including any certificate

Sterling reserves the right, at any time and from time to time, to alter, amend, add to or repeal any provision contained in the Sterling charter (including any certificate of designations relating to any series of Sterling preferred stock) in any manner prescribed by law, and all rights, preferences, privileges and

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of designation relating to any series of First Advantage preferred stock), the First Advantage charter may be amended, altered, repealed or rescinded by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of First Advantage stock entitled to vote thereon, voting together as a single class. However, at any time when Silver Lake beneficially owns, less than 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, in addition to any vote required by applicable law and the First Advantage charter (including any certificate of designation relating to any series of First Advantage preferred stock), the following provisions in the First Advantage charter may be amended, altered, repealed or rescinded, only by the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of First Advantage stock entitled to vote thereon, voting together as a single class: Article V (Amendment of the Certificate of Incorporation and Bylaws), Article VI (Board of Directors), Article VII (Limitation of Director Liability), Article VIII (Consent of Stockholders in Lieu of Meeting, Annual and Special Meetings of Stockholders), Article IX (Competition and Corporate Opportunities) and Article X (DGCL Section 203 and Business Combinations).

powers of any nature conferred upon stockholders, directors or any other persons are granted subject to this reservation. The Sterling charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of Sterling stock entitled to vote thereon, voting together as a single class; provided that at any time when the GS Investors beneficially own, or have the right (by proxy or by contract) to direct the vote of, less than 50% in voting power of the Sterling stock entitled to vote generally in the election of directors, in addition to any vote required by applicable law, Section (C) of Article IV (Capital Stock), Article V (Amendment of the Certificate of Incorporation and Bylaws), Article VI (Board of Directors), Article VII (Limitation of Director Liability), Article VIII (Consent of Stockholders in Lieu of Meeting, Annual and Special Meeting of Stockholders), Article IX (Competition and Corporate Opportunities) and Article X (DGCL Section 203 and Business Combinations) may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent with the Sterling charter may be adopted, only by the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of Sterling stock entitled to vote thereon, voting together as a single class.

Amendments to the Bylaws

The First Advantage board of directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the First Advantage bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the First Advantage charter. For so long as Silver Lake beneficially owns, in the aggregate, at least 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of First Advantage capital stock required by the First Advantage charter (including any certificate of designation relating to any

So long as the GS Investors beneficially own, or have the right (by proxy or by contract) to direct the vote of, 50% or more in voting power of the Sterling stock entitled to vote generally in the election of directors, Sterling bylaws may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, by (i) the Sterling board of directors without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Sterling charter, or (ii) the vote of the holders of at least a majority in voting power of all the then outstanding shares of Sterling stock entitled to vote thereon,

	First Advantage Corporation	Sterling Check Corp.

series of First Advantage preferred stock), by the First Advantage bylaws or applicable law, the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of First Advantage stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of First Advantage to alter, amend, repeal or rescind, in whole or in part, any provision of the First Advantage bylaws or to adopt any provision inconsistent therewith. However, at any time when Silver Lake beneficially owns, in the aggregate, less than 50% in voting power of the then outstanding shares of First Advantage stock entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of First Advantage capital stock required by the First Advantage charter (including any certificate of designation relating to any series of First Advantage preferred stock), by First Advantage bylaws or applicable law, the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of First Advantage stock entitled to vote thereon, voting together as a single class, shall be required in order for the First Advantage stockholders to alter, amend, repeal or rescind, in whole or in part, any provision of the First Advantage bylaws or to adopt any provision inconsistent therewith.

voting together as a single class. At any time when the GS Investors beneficially own, or have the right (by proxy or by contract) to direct the vote of, less than 50% in voting power of the Sterling stock entitled to vote generally in the election of directors, in addition to any vote required by applicable law, the Sterling bylaws may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith may be adopted, only by the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding shares of Sterling stock entitled to vote thereon, voting together as a single class.

Forum Selection

The First Advantage charter provides that unless First Advantage consents in writing to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of First Advantage, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of First Advantage to First Advantage or First Advantage’s stockholders, creditors or other constituents, (iii) any action asserting a claim against First Advantage or any director or officer of First Advantage arising pursuant to any provision of the DGCL or the First

Unless Sterling consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Sterling, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of Sterling to Sterling or Sterling’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Sterling charter or the Sterling bylaws (in each case, as they may be amended and/or restated

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Advantage charter or the First Advantage bylaws (as either may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim against First Advantage or any director or officer of First Advantage governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity acquiring or holding any interest in shares of First Advantage capital stock shall be deemed to have notice of and consented to the forum selection provision of the First Advantage charter.

from time to time) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless Sterling consents in writing to the selection of an alternative forum, the exclusive forum for any action under the Securities Act shall be the federal district courts of the United States. Any person or entity acquiring or holding any interest in shares of Sterling capital stock shall be deemed to have notice of and consented to the forum selection provision of the Sterling charter.

INFORMATION ABOUT THE STERLING BENEFICIAL OWNERS

The following table sets forth information as of May 24, 2024, about the beneficial ownership of Sterling common stock held by (i) each person who is known to own beneficially more than 5% of Sterling common stock, (ii) each Sterling director, (iii) each Sterling named executive officer and (iv) all directors and executive officers of Sterling as a group.

Applicable percentage ownership is based on 97,843,298 shares of Sterling common stock outstanding as of May 24, 2024.

Name of Beneficial Owner	Sterling Common Stock Beneficially Owned (#)	Outstanding Common Stock (%)
5% Beneficial Owners:
Entities affiliated with Goldman Sachs(1)	49,808,647	50.9%
The Greenblatt Trusts(2)	11,071,854	11.3%
Wellington Management Group LLP(3)	9,011,966	9.2%
Directors and Named Executive Officers:
Joshua Peirez(4)	5,050,014	5.0%
Lou Paglia(5)	1,621,901	1.6%
Steven Barnett(6)	1,090,543	1.1%
Peter Walker(7)	89,977	*
Michael Grebe(8)	221,193	*
Mark Jennings(9)	292,268	*
Kristin Johnsen(10)	25,941	*
Adrian Jones(1)	—	—
Mohit Kapoor(11)	172,277	*
Jill Larsen(12)	167,536	*
Jagtar Narula(13)	12,756	*
L. Frederick Sutherland(14)	632,073	*
Bertrand Villon(15)	—	—
All directors and executive officers as a group (14 persons)(16)	10,087,232	9.7%

*	Less than 1%
(1)

Reflects (i) 16,878,275 shares held by Broad Street Principal Investments, L.L.C., (ii) 32,928,405 shares held by Checkers Control Partnership, L.P. and (iii) 1,064 shares held by Broad Street Control Advisors, L.L.C. (collectively referred to in this subsection as the GS Entities). The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC are deemed to beneficially own all of the abovementioned shares and are deemed to beneficially own an additional 903 shares. Goldman Sachs & Co. LLC is a wholly owned subsidiary of The Goldman Sachs Group, Inc. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager, as applicable, of the GS Entities. Adrian Jones serves on Sterling’s board of directors and is also a managing director of The Goldman Sachs Group, Inc. and may be deemed to have beneficial ownership of the shares held by the GS Entities. Each of Goldman Sachs & Co. LLC, The Goldman Sachs Group, Inc. and Mr. Jones disclaim beneficial ownership of the equity interests and the shares described above held directly or indirectly by the GS Entities, except to the extent of their pecuniary interest therein, if any. The address of each of the GS Entities, Goldman Sachs & Co. LLC and The Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282. CDPQ is a limited partner in Checkers Control Partnership, L.P. and owns its equity interest in us indirectly through this limited partnership, which is controlled by The Goldman Sachs Group, Inc.

(2)

This information is based solely on a Schedule 13G filed by Ross M. Cummings with the SEC on February 14, 2022, which reported ownership as of December 31, 2021 (referred to in this subsection as Greenblatt 13G). According to the Greenblatt 13G, 3,690,618 shares are held by The Brandon T. Greenblatt

2015 Trust, 3,690,618 shares are held by The Maggie S. Greenblatt 2015 Trust and 3,690,618 shares are held by The Steven J. Greenblatt 2015 Trust (collectively referred to in this subsection as the Greenblatt Trusts), which are trusts for the benefit of the children of William Greenblatt, Sterling’s founder and former Chief Executive Officer and director. The address of each of the Greenblatt Trusts is c/o Bluewater Systems, 3600 N. Capital of Texas Highway B180, Austin, TX 78746.

(3)

This information is based solely on Schedule 13G filed by Wellington Management Group LLP with the SEC on February 9, 2024, which reported ownership as of December 29, 2023 (referred to in this subsection as Wellington 13G). According to the Wellington 13G, the figure includes shared voting power with respect to 8,959,580 shares and shared dispositive power with respect to 9,011,966 shares. The address of Wellington Management Group LLP is 280 Congress Street, Boston, MA 02210.

(4)	Includes 3,341,829 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(5)	Includes 1,003,570 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(6)	Includes 704,911 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(7)	This information is as of November 10, 2023, Mr. Walker’s last day of employment. Mr. Walker was formerly the Executive Vice President, Chief Financial Officer of Sterling.
(8)	Includes 113,346 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(9)	Includes 113,346 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(10)	Includes 13,185 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(11)	Includes 89,383 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(12)

Includes (i) 89,383 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024 and (ii) 30,982 shares of common stock held of record by DigitalHR, LLC, of which Ms. Larsen is the founder.

(13)	Includes 0 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024.
(14)

Includes (i) 113,346 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after May 24, 2024 and (ii) 179,700 shares of common stock held of record by McWain Partners, LLC, in which Mr. Sutherland and his spouse share investment control. McWain Partners, LLC is owned by four trusts, the beneficiaries of which are Mr. Sutherland’s adult children, and his spouse is the trustee of each trust. Mr. Sutherland may be deemed to share beneficial ownership of shares held of record by McWain Partners, LLC, but Mr. Sutherland disclaims beneficial ownership of such shares. Mr. Sutherland serves on Sterling’s board of directors.

(15)	Mr. Villon is affiliated with Caisse de dépôt et placement du Québec (referred to in this subsection as CDPQ) and is a managing director of CDPQ.
(16)	Includes 5,853,371 shares of common stock issuable to current executive officers and directors upon exercise of options that have vested or will vest within 60 days after May 24, 2024.

APPRAISAL RIGHTS

General

If you hold (or beneficially own, as the case may be) one or more shares of Sterling common stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the transaction) as of completion of the transaction in place of the merger consideration, as determined by the Court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Sterling stockholder or beneficial owner awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this information statement/prospectus as Annex H. All references in Section 262 of the DGCL and in this summary to a: (i) “stockholder” are to the record holders of the shares of Sterling common stock immediately prior to the effective time, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Sterling common stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity. Failure to comply strictly with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

If the transaction is completed, subject to certain exceptions specified in Section 262 of the DGCL and summarized below, persons who: (i) submit to Sterling a proper written demand for appraisal of such shares; (ii) continuously remain the record holders or beneficial owners of such shares through the effective time; and (iii) otherwise comply with the applicable procedures and requirements set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and receive payment in cash of the “fair value” of such shares (as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the transaction) instead of the merger consideration. Any such person awarded “fair value” for his, her or its shares by the Court would receive payment of that fair value in cash, together with interest, if any, to be paid upon the amount determined to be the “fair value” in lieu of the right to receive the merger consideration. It is possible that any such “fair value” as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that such person is entitled to receive pursuant to the merger agreement.

When a merger agreement is approved by written consent without a meeting pursuant to Section 228 of the DGCL, as is the case with the merger agreement, Section 262 requires that either a constituent corporation before, or the surviving corporation within 10 days after, the effective date of the transaction notify each stockholder who is entitled to appraisal rights, of the approval of the transaction and that appraisal rights are so available and must include in each such notice a copy of Section 262. Such notice may, and, if given on or after the effective date of the transaction, shall, also notify the stockholders of the effective date of the transaction. THIS INFORMATION STATEMENT CONSTITUTES STERLING’S NOTICE TO STERLING’S STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE TRANSACTION IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DGCL. A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED TO THIS INFORMATION STATEMENT/PROSPECTUS AS ANNEX H.

PERSONS WHO WISH TO EXERCISE APPRAISAL RIGHTS OR WHO WISH TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND THE FULL TEXT OF SECTION 262 OF THE DGCL CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES

OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN ADDITION, THE DELAWARE COURT OF CHANCERY WILL DISMISS APPRAISAL PROCEEDINGS IN RESPECT OF STERLING COMMON STOCK UNLESS CERTAIN STOCK OWNERSHIP CONDITIONS ARE SATISFIED BY PERSONS SEEKING APPRAISAL. DUE TO THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, PERSONS WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE URGED TO CONSULT WITH THEIR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. A STOCKHOLDER OR BENEFICIAL OWNER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION.

How to Exercise and Perfect Your Appraisal Rights

If you are a Sterling stockholder or beneficial owner and wish to exercise the right to seek an appraisal of your shares of Sterling common stock, you must satisfy each of the following conditions:

•

you must deliver to Sterling a written demand for appraisal of your shares of Sterling common stock within 20 days after the date of Sterling giving this notice and be a stockholder of record or beneficial owner at the time of the making of such demand. Failure to make a written demand for appraisal on or before the expiration of such 20-day period will result in the loss of such person’s appraisal rights. For clarity, such 20-day period will begin to run on the date of mailing of this information statement/prospectus;

•	you must not consent to, or vote in favor of, the transaction or otherwise withdrawn or waive your appraisal rights;

•	you must continuously hold (or beneficially own, as the case may be) the shares from the date of making the demand through the effective time; and

•

you or the surviving corporation (or any other stockholder or beneficial owner that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Sterling stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of shares of Sterling common stock within the time prescribed in Section 262 of the DGCL.

If you fail to comply with any of these conditions and the transaction is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of Sterling common stock.

Who May Exercise Appraisal Rights

In addition to the foregoing requirements, the demand must reasonably inform Sterling of the identity of the stockholder or beneficial owner and that such person intends to demand appraisal of his, her or its Sterling common stock and, with respect to a demand for appraisal made by a beneficial owner, must additionally reasonably inform Sterling of the identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Sterling common stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by Sterling and to be set forth on the verified list (as defined below).

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD

CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR APPRAISAL OF THOSE SHARES. If you own shares of Sterling common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal; however, the agent must identify the owner(s) and expressly disclose the fact that, in making the demand, such agent is acting as agent for the owner(s). If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver your written demand to:

Sterling Check Corp.

6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

(800) 853-3228

Attention: Investor Relations

Actions After Completion of the Transaction

If the transaction is completed, the surviving corporation will give written notice that the transaction has become effective within 10 days after the effective time to each person that is entitled to appraisal rights; provided, however, that if such notice is sent more than 20 days following the mailing of this information statement/prospectus, such notice need only be sent to each person who is entitled to appraisal rights and who has demanded appraisal of his, her or its shares of Sterling common stock in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined in such a proceeding as a named party will have the right to withdraw his, her or its demand and to accept the merger consideration in accordance with the merger agreement for his, her or its shares of Sterling common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. Within 120 days after the effective time, any person who has complied with the requirements of Section 262 of the DGCL, or the surviving corporation, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by such a person, demanding a determination of the fair value of the shares of Sterling common stock held by all persons who have properly demanded appraisal. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so.

In addition, because the Sterling common stock is listed on a national securities exchange and is expected to continue to be listed on such exchange immediately prior to the consummation of the merger, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Sterling common stock, unless (a) the total number of shares of Sterling common stock entitled to appraisal exceeds 1% of the outstanding Sterling common stock eligible for appraisal or (b) the value of the consideration provided in the merger for such total number of shares of Sterling common stock entitled to appraisal exceeds $1 million. We refer to conditions (a) and (b) as the “ownership thresholds”. At least one of the ownership thresholds must be met in order for stockholders and beneficial owners to be entitled to seek appraisal with respect to such Sterling common stock held of record or beneficially owned, as the case may be.

If you desire to have your shares appraised and have otherwise complied with the requirements of Section 262 of the DGCL, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any person who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Sterling common stock not voted in favor of the transaction and with respect to which Sterling has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such shares. The surviving corporation must give this statement to you within 10 days after receipt by the surviving corporation of the request therefor or 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for appraisal is duly filed, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. We refer to this list as the “verified list”. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and to the persons shown on the verified list. The forms of the notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the surviving corporation. At the hearing on the petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Court may require the persons who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any person who fails to comply with this direction. After the Court determines the persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will determine the fair value of the shares of Sterling common stock, exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the Court will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in Section 262 of the DGCL, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto, upon such terms and conditions as the Court may order.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company”. The Delaware Supreme Court has stated that, in making this determination of fair value, the Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger”. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered”. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. First Advantage and the surviving corporation do not anticipate offering more than the merger consideration to any person exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Sterling common stock is less than the merger consideration.

If no petition for appraisal is filed within 120 days after the effective time, or if the person delivers a written withdrawal of his, her or its demand for appraisal, then the right of that person to appraisal will cease and that person will be entitled to receive the merger consideration described in the merger agreement, without interest thereon.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon the application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination, each party bears its own expenses.

Any person who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote the Sterling shares subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Sterling shares as of a record date prior to the effective time.

Any person who has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any person who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered in the transaction within 60 days after the effective time. If you fail to perfect, successfully withdraw or lose your appraisal rights, your shares will be converted into the right to receive the merger consideration, without interest thereon.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Sterling stockholder or beneficial owner and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, SECTION 262 OF THE DGCL WILL GOVERN.

LEGAL MATTERS

The legality of the shares of First Advantage common stock issuable in the transaction will be passed upon for First Advantage by Simpson Thacher & Bartlett LLP.

EXPERTS

First Advantage

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this information statement/prospectus by reference to the Annual Report on Form 10-K of First Advantage for the year ended December 31, 2023 have been so incorporated in reliance on the report of Deloitte & Touche LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Sterling

The financial statements incorporated in this information statement/prospectus by reference to the Annual Report on Form 10-K of Sterling for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF INFORMATION STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for information statements, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single information statement/prospectus, proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this information statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified Sterling whose shares they hold of their desire to receive multiple copies of this information statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

Two or more stockholders sharing an address can request delivery of a single copy of Sterling’s annual disclosure documents and this information statement/prospectus if they are receiving multiple copies by calling the Householding Department at 1-866-540-7095, or writing to them at Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717. In the same way, two or more stockholders sharing an address and receiving only a single copy of Sterling’s annual disclosure documents and this information statement/prospectus can request to each receive a separate copy of the disclosure documents and this information statement/prospectus, and we will promptly send additional copies of such documents upon receipt of such request. If a broker or other nominee holds your shares, please contact the Householding Department at the telephone number and address above and inform them of your request. You may also contact your broker or nominee to make such a request. Please be sure to include your name, the name of your brokerage firm and your account number.

WHERE YOU CAN FIND MORE INFORMATION

First Advantage and Sterling each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including First Advantage and Sterling, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult First Advantage’s or Sterling’s website for additional information about First Advantage or Sterling, respectively. First Advantage’s website is www.fadv.com. Sterling’s website is www.sterlingcheck.com. Information included on these websites is not incorporated by reference into this information statement/prospectus.

First Advantage has filed with the SEC a registration statement of which this information statement/prospectus forms a part. The registration statement registers the shares of First Advantage common stock to be issued to Sterling stockholders in the transaction (other than such shares of First Advantage common stock that are expected to be beneficially owned by the Specified Stockholders). The registration statement, including the attached exhibits, contains additional relevant information about First Advantage and First Advantage common stock. The rules and regulations of the SEC allow First Advantage and Sterling to omit certain information included in the registration statement from this information statement/prospectus.

In addition, the SEC allows First Advantage and Sterling to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this information statement/prospectus, except for any information that is superseded by information included directly in this information statement/prospectus or incorporated by reference subsequent to the date of this information statement/prospectus as described below. This information statement/prospectus also contains summaries of certain provisions contained in some of the First Advantage or Sterling documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this information statement/prospectus.

This information statement/prospectus incorporates by reference the documents listed below that First Advantage and Sterling have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

First Advantage SEC Filings (File No. 001-31666)	Period or File Date

Annual Report on Form 10-K	Year ended December 31, 2023, filed on February 29, 2024

Current Reports on Form 8-K	Filed on March 1, 2024 and May 28, 2024

Proxy Statement on Schedule 14A	Filed on April 25, 2024

Exhibit 4.1 to Annual Report on Form 10-K	Year ended December 31, 2021, filed on March 23, 2022

Quarterly Report on Form 10-Q	Quarter ended March 31, 2024, filed on May 9, 2024

Sterling SEC Filings (File No. 001-40829)	Period or File Date

Annual Report on Form 10-K	Year ended December 31, 2023, filed on March 6, 2024

Current Reports on Form 8-K	Filed on March 1, 2024, May 22, 2024 and May 28, 2024

Proxy Statement on Schedule 14A	Filed on April 9, 2024

Quarterly Report on Form 10-Q	Quarter ended March 31, 2024, filed on May 9, 2024

In addition, First Advantage and Sterling incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing and prior to the completion of the transaction (excluding, in each case, any current reports on Form 8-K to the extent disclosure is furnished and not filed). Such documents are considered to be a part of this information statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above. You can also obtain any of these documents free of charge by requesting them in writing at the following addresses and telephone numbers:

For Information Regarding First Advantage:	For Information Regarding Sterling:

First Advantage Corporation 1 Concourse Parkway NE, Suite 200 Atlanta, Georgia 30328 (888) 314-9761 Attention: Investor Relations	Sterling Check Corp. 6150 Oak Tree Boulevard, Suite 490 Independence, Ohio 44131 (800) 853-3228 Attention: Investor Relations

In the event of conflicting information in this information statement/prospectus in comparison to any document incorporated by reference into this information statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this information statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this information statement/prospectus. This information statement/prospectus is dated     , 2024. You should not assume that the information contained in this information statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this information statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Sterling’s mailing of this information statement/prospectus to Sterling stockholders nor the issuance by First Advantage of common stock in the transaction will create any implication to the contrary.

This document contains a description of the representations and warranties that each of First Advantage, Merger Sub and Sterling made in the merger agreement. Representations and warranties made by First Advantage, Sterling and Merger Sub are also set forth in contracts and other documents that are attached or filed as exhibits to this information statement/prospectus or are incorporated by reference into this information statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this information statement/prospectus or incorporated by reference into this information statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

FIRST ADVANTAGE CORPORATION,

STERLING CHECK CORP.,

and

STARTER MERGER SUB, INC.

dated as of

February 28, 2024

A-i

A-ii

Exhibit A	Form of Support Agreement

Exhibit B	Form of Surviving Corporation Certificate of Incorporation

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 28, 2024, is by and among First Advantage Corporation, a Delaware corporation (“Parent”), Sterling Check Corp., a Delaware corporation (the “Company”), and Starter Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise. Parent, the Company and Merger Sub are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, the Specified Company Stockholders are entering into a Support Agreement with Parent, in the form attached as Exhibit A hereto (the “Support Agreement”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (b) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to Company Stockholders for adoption thereby by written consent in lieu of a meeting and (e) subject to Section 6.3, resolved to recommend that the Company Stockholders vote to adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent has unanimously (a) determined that it is in the best interests of Parent and Parent’s stockholders, and declared it advisable, to enter into this Agreement and (b) approved the execution and delivery by Parent of this Agreement and the performance by Parent of its covenants and agreements contained herein;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption thereby by written consent in lieu of a meeting and (e) resolved to recommend that the sole stockholder of Merger Sub vote to adopt this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various terms of and conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the term:

“2015 Company Equity Plan” means the Sterling Ultimate Parent Corp. 2015 Long-Term Equity Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“2021 Company Equity Plan” means the Sterling Check Corp. 2021 Omnibus Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (a) taken as a whole, are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” provision) and (b) do not in any way restrict the Company or its Representatives from complying with its disclosure obligations under this Agreement.

“Acquisition Proposal” means any offer or proposal from a Person (as such term is used in Section 6.3) (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Merger) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than 20% of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than 20% of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, conversion, division, domestication, reorganization or other similar transaction involving the Company and a Person pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction (whether by voting power or economic interest) or (c) any sale, lease, exchange, transfer or other disposition, whether in one transaction or a series of related transactions, to a Person of more than 20% of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including Laws implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the UN Convention Against Corruption, the Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

“Antitrust Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, and other similar laws regulating antitrust, competition or restraint of trade of any jurisdiction other than the United States.

“Benefits Maintenance Date” means (a) if the Effective Time occurs after June 30 in any calendar year, the first anniversary of the date on which the Effective Time occurs and (b) if the Effective Time occurs on or before June 30 in any calendar year, December 31 of the year in which the Effective Time occurs.

“business days” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the Laws of the State of New York or is a day on which banking institutions located in such State are authorized or required by applicable Law or other action by a Governmental Entity to close.

“Capitalization Issue” means, as a result of any inaccuracy of any applicable representations and warranties of the Company, an increase in Merger Consideration (as a result of the payment of incremental Cash Consideration (including in the form of any cash award agreements entered into pursuant to Section 3.3) or the issuance of incremental Stock Consideration (with the value of the Parent Common Stock (including restricted stock awards in respect of Parent Common Stock or restricted stock units over Parent Common Stock granted pursuant to Section 3.3), valued based on the closing trading prices of Parent Common Stock on the trading day immediately prior to the applicable measurement date)), individually or in the aggregate, of more than $2,000,000.

“Code” means the Internal Revenue Code of 1986.

“Company Acquisition End Time” means 11:59 p.m. New York City time on March 23, 2024.

“Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and all other compensation, bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, compensation, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, retention, termination, profit sharing, pension, savings, vacation, cafeteria, dependent care, medical care, death benefit, hospitalization, sick leave, life insurance, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, whether or not in writing, whether funded or unfunded, in each case, maintained, contributed to or required to be contributed to, by the Company or any Company Subsidiary or any of their ERISA Affiliates for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent) (other than a Multiemployer Plan).

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect on the date hereof.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company as in effect on the date hereof.

“Company Common Stock” means common stock, par value $0.01 per share, of the Company.

“Company Credit Agreement” means that certain Credit Agreement, dated as of November 29, 2022, by and among Sterling Infosystems, Inc., as borrower, Sterling Intermediate Corp. and the other guarantors party thereto, KeyBank National Association, as administrative agent, and the other parties thereto.

“Company Data Vendor” means all third parties who Process Personal Data or confidential information for or on behalf of the Company or any Company Subsidiaries.

“Company Equity Awards” means, collectively, the Company Options, the Company Restricted Stock Awards and the Company RSU Awards.

“Company Equity Plans” means the 2015 Company Equity Plan, the 2021 Company Equity Plan and the Company ESPP.

“Company ESPP” means the Sterling Check Corp. Employee Stock Purchase Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Government Bid” means any quotation, offer, bid or proposal made by the Company that, if accepted, would result in a Company Government Contract.

“Company Government Contract” means a Contract between the Company or a Company Subsidiary and any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such Contract. For purposes hereof, a task, purchase, delivery, change or work order under a Company Government Contract will not constitute a separate Company Government Contract but will be part of the Company Government Contract to which it relates.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by (or claimed to be owned by) the Company or any Company Subsidiary or exclusively licensed in all respects to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which the Company and the Company Subsidiaries operate, (c) any changes in general political conditions, (d) any changes after the date hereof in GAAP or any authoritative interpretation thereof, (e) (i) any changes after the date hereof in applicable Law or (ii) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or another pandemic (“COVID-19 Measures”), (f) (i) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (ii) any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to a failure of the sort described in clause (i) or (ii) of this clause (f) that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger, including any litigation arising out of or relating to this Agreement or the Merger, the identity of Parent, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger (provided that this clause (h) shall not apply to any representation or warranty (or related condition to the consummation of the Merger) to the extent the purpose of such representation or warranty (or condition) is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger), (i) any action or the failure to take any action which action or failure to act is requested in writing by Parent or any action expressly required by the terms of this Agreement (including Section 6.1(a)(2)(vi), but otherwise excluding Section 6.1(a)), (j) any change in the price or trading volume of shares of Company Common Stock in and of itself (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); and (k) any reduction in the credit rating of the Company or any of the Company Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided, however, that, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse impact on the Company or any Company Subsidiary relative to other companies operating in the industry or industries in which the Company and the Company Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

“Company Option” means each option to purchase Company Common Stock that was granted under the Company Equity Plans (other than the Company ESPP).

“Company Registered Intellectual Property” means Registered Intellectual Property included in the Company Intellectual Property Rights.

“Company Restricted Stock Award” means each award of shares of Company Common Stock subject to vesting or forfeiture conditions that have not been satisfied as of immediately prior to the Effective Time and was granted under the Company Equity Plans.

“Company RSU Award” means each award of restricted stock units covering shares of Company Common Stock subject to vesting or forfeiture conditions that have not been satisfied as of immediately prior to the Effective Time and was granted under the Company Equity Plans.

“Company Stockholder Written Consent” means the action by written consent of the Specified Company Stockholders, substantially in the form attached as Exhibit A to the Support Agreement, that represents the Company Stockholder Approval and is sufficient to adopt this Agreement in accordance with the DGCL and Company Governing Documents.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Technology” means all Technology owned, claimed to be owned, or used by or on behalf of the Company and Company Subsidiaries in their respective businesses.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 9, 2024, by and between Parent and the Company, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature. For the avoidance of doubt, “Contract” shall include any purchase order, statement of work or invoice except as otherwise expressly excluded in this Agreement.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company and the Company Subsidiaries.

“Effect” means any change, effect, development, circumstance, condition, fact, state of facts, event or occurrence.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the protection of public or occupational health and safety (as it relates to exposure to Hazardous Substances) or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Party” has the meaning set forth in Section 1.1(a) of the Company Disclosure Letter.

“Export Controls” means all applicable export and re-export control Laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“Extended Parent Termination Fee” means $90,000,000.

“FDI Laws” means any applicable supranational, national, federal, state, county, local or foreign Laws designed to prohibit, restrict, regulate or screen foreign investment into such jurisdiction or country.

“Financing Entities” shall have the meaning set forth in the definition of “Financing Parties.”

“Financing Parent Termination Fee” means $100,000,000.

“Financing Parties” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures, credit agreements or credit agreement amendments relating thereto (the “Financing Entities”) and their respective affiliates and their and their respective affiliates’ equityholders, officers, directors, employees, agents and Representatives and their respective successors and assigns; provided that neither Parent nor any affiliate of Parent shall be a Financing Party.

“Foreign Benefit Plan” means a Company Benefit Plan that is maintained outside the jurisdiction of the United States, is by its terms governed by the Laws of any jurisdiction other than the United States or provides compensation or benefits to participants providing services primarily outside of the United States.

“Fraud” means actual common law fraud in the making of the representations and warranties contained in Article IV (in the case of the Company) and Article V (in the case of Parent and Merger Sub) and requires actual knowledge that such representation or warranty was false when made. For the avoidance of doubt, Fraud does not and shall not include equitable fraud or constructive fraud.

“GDPR” means Regulation (EU) 2016/679 (General Data Protection Regulation) of the European Parliament and of the Council (and the United Kingdom General Data Protection Regulation and Data Protection Act 2018) on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of government or (b) any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organization described in the foregoing clause (a) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, at a particular time, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed, (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others, (e) all capital or finance lease obligations and all synthetic lease obligations, (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments, (g) all securitization transactions, (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business), (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Information Privacy and Security Laws” means any applicable Law or directive issued by a Governmental Entity, all binding guidance issued by any Governmental Entity thereunder and any applicable self-regulatory guidelines that the Company or a Company Subsidiary is obligated to comply with under any Law or Contract, in each case governing: (a) the privacy, protection, security or Processing of Personal Data, (b) online behavioral advertising, tracking technologies, call or electronic monitoring or recording, or any outbound calling and text messaging, telemarketing and email marketing, (c) cybersecurity or (d) data security. Without limiting the foregoing, “Information Privacy and Security Laws” includes the following, in each case if applicable: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, PCI DSS, the Fair and Accurate Credit Transactions Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009 (together, “HIPAA”), the Gramm-Leach-Bliley Act, the Illinois Biometric Information Privacy Act, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, state privacy laws, state data security laws, state social security number protection laws, state data breach notification laws, state consumer protection laws, the GDPR (and any applicable European Union member states’ laws and regulations implementing it), the Canadian Personal Information Protection and Electronic Documents Act, India’s Information Technology Act, Japan’s Act on the Protection of Personal Information, Hong Kong’s Personal Data (Privacy) Ordinance, and Australia’s Privacy

Amendment (Private Sector) Act 2000, as amended by the Privacy Amendment (Enhancing Privacy Protection) Act 2012, and other applicable data protection, data privacy or data security Laws.

“Intellectual Property Rights” means any or all intellectual property rights, including the following: (a) patents and utility models and applications therefor and all reissues, divisionals, re-examinations, renewals, extensions, provisionals, continuations, and continuations in part (“Patents”); (b) rights in data or information that is not commonly known by or available to the public and that (i) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) industrial designs and any registrations and applications therefor; (e) rights in Internet domain names and uniform resource locators, and social media identifiers and accounts and registrations therefor; (f) Trademarks; and (g) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including all statutory and common law rights in, arising out of, or associated with any of the foregoing.

“Knowledge” means, as the case may be, the actual knowledge of (a) Scott Staples, David Gamsey, Joelle Smith, Bret Jardine or Steven Marks with respect to Parent or Merger Sub, in each case after reasonable inquiry of his or her direct reports, or (b) Joshua Peirez, Theresa Strong, Lou Paglia, Steve Barnett and Ivneet Kaur with respect to the Company, in each case, after reasonable inquiry of his or her direct reports.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment, consent decree or other decree or other legally binding pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest, license, adverse ownership interest, or restriction of any similar nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law, but excluding restrictions on transfer arising under applicable securities laws.

“NASDAQ” means the Nasdaq Stock Market LLC.

“Open Source License” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.

“Parent Common Stock” means common stock, par value $0.001 per share, of Parent.

“Parent Equity Awards” means, collectively, options to acquire Parent Common Stock, restricted stock units that settle upon vesting in shares of Parent Common Stock and cash-settled share appreciation rights over Parent Common Stock.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur: (a) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions, (b) any changes in general conditions in any industry or industries in which Parent and Parent’s Subsidiaries operate, (c) any changes in general political conditions, (d) any changes after the date hereof in GAAP or any authoritative interpretation thereof, (e) (i) any changes after the date hereof in applicable Law or (ii) any COVID-19 Measures, (f) (i) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or (ii) any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to a failure of the sort described in clause (i) or (ii) of this clause (f) that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur), (g) any changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, pandemics (including COVID-19) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger, including any litigation arising out of or relating to this Agreement or the Merger, the identity of the Company, departures of officers or employees, changes in relationships with suppliers or customers or other business relations, in each case only to the extent resulting from the execution and delivery of this Agreement or the consummation of the Merger, or the public announcement of this Agreement or the Merger (provided that this clause (h) shall not apply to any representation or warranty (or related condition to the consummation of the Merger) to the extent the purpose of such representation or warranty (or condition) is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger), (i) any action or the failure to take any action which action or failure to act is requested in writing by the Company or any action expressly required by the terms of this Agreement (other than Section 6.2(a)), (j) any change in the price or trading volume of shares of Parent Common Stock in and of itself (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur) and (k) any reduction in the credit rating of Parent or any of Parent’s Subsidiaries in and of itself (it being understood and agreed that the facts and circumstances giving rise to such reduction that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur); provided, however, that, with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse impact on Parent or any Parent Subsidiary relative to other companies operating in the industry or industries in which Parent and Parent’s Subsidiaries operate, then the incremental disproportionate impact of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred or is reasonably expected to exist or occur.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Termination Fee” means the Regulatory Parent Termination Fee, the Extended Parent Termination Fee and/or the Financing Parent Termination Fee, as applicable.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as revised from time to time.

“Permitted Liens” means any (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the Company’s financial statements in accordance with GAAP, (b) Lien which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to materially detract from the value of the assets to which they relate, or materially impair the continued use and operation of the assets to which they relate, in the Company’s or Parent’s business, as applicable, as currently conducted and for which adequate reserves are maintained on the Company’s financial statements in accordance with GAAP, (c) Lien that is specifically disclosed in the Company SEC Documents or the Parent SEC Documents, as applicable, as of the date hereof as securing indebtedness or liabilities reflected in the most recent consolidated balance sheet of the Company or Parent, as applicable, or the notes thereto included in the Company SEC Documents or the Parent SEC Documents, as applicable, as of the date hereof, (d) Lien which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements that is not the result of delinquent payment, (e) Lien which is imposed on the underlying fee or other interest in real property subject to a Company Lease, (f) a non-exclusive license in the ordinary course of business under Company Intellectual Property Rights, (g) with respect to Leased Real Property, any zoning and land use covenants and conditions, easements, rights-of-way, and minor encroachments, in each case, that would not, individually or in the aggregate, reasonably be expected to materially impair the operation of the Company’s business or Parent’s business, as applicable, at such Leased Real Property, as presently conducted, or materially detract from the value of the Leased Real Property; provided that no such zoning or land use covenant, easement or similar Lien is violated by the current use or operation of the Leased Real Property subject to such Lien or (h) other nonmonetary Liens incurred in the ordinary course of business, if any, that would not, individually or in the aggregate, reasonably be expected to materially detract from the value of the assets to which they relate, or materially impair the continued use and operation of the assets to which they relate, in the Company’s or Parent’s business, as applicable, as currently conducted.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Data” means any and all information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law and is regulated by such Law.

“Privacy Obligations” means (a) internal or external past or present (as applicable) policies relating to Personal Data and/or the collection, protection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification and/or processing, including by means of AI Technology (collectively, “Processing”) thereof, (b) public statements, representations, obligations, promises and commitments of the Company or its Subsidiaries relating to privacy, security or the Processing of Personal Data, (c) contractual obligations of the Company relating to the Processing of Personal Data, privacy and data security, (d) Information Privacy and Security Laws and/or (e) applicable, binding industry standards with respect to Personal Data, privacy and security.

“Proceedings” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, grievances, audits, inquiries, investigations, examinations by any Governmental Entity or other proceedings, in each case, by or before any Governmental Entity or any mediator, arbitrator or arbitration panel.

“Registered Intellectual Property” means all applications, registrations and filings for Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any state, government or other public or quasi-public legal authority anywhere in the world, including the USPTO or United States Copyright Office, including issued Patents and Patent applications, registered Trademarks and Trademark applications, registered Copyrights and Copyright applications, and domain name registrations and applications.

“Regulatory Parent Termination Fee” means $60,000,000.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, financing sources and other agents, advisors and representatives of such Person and its Subsidiaries.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority.

“Sanctioned Country” means any country or region that is the subject or target of country-wide or region-wide Sanctions (currently, Cuba, Iran, North Korea, Syria and the Crimea, Kherson and Zaporizhzhia regions and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine).

“Sanctions Authority” means any of (a) an agency or other body of the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union Member State, His Majesty’s Treasury of the United Kingdom or (c) any other relevant sanctions authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Senior Leadership Team” means, as of any given time, the individuals listed in Section 1.1(b) of the Company Disclosure Letter.

“Significant Subsidiary” means any “significant subsidiary” of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

“Software” means any and all computer programs, operating systems, applications, firmware, and other code, including all Source Code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof, and any and all software implementations of algorithms, models and methodologies, whether in Source Code, object code or other form.

“Solvent” when used with respect to any Person means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities as they mature.

“Source Code” means the source code for Software, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code comprising such Software.

“Specified Company Stockholders” means Broad Street Principal Investments, L.L.C., Checkers Control Partnership, L.P. and Broad Street Control Advisors, L.L.C.

“Specified Contract” means the Contracts set forth in Section 1.1(c) of the Company Disclosure Letter.

“Specified Covenants” means the obligations, covenants and agreements set forth in Section 6.1(a)(2)(ii), Section 6.1(a)(2)(iv), Section 6.1(a)(2)(v), Section 6.1(a)(2)(vi)(C) and Section 6.1(a)(2)(xxvi).

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide, written Acquisition Proposal (provided that, for purposes of this definition, references in the definition of Acquisition Proposal to 20% or 80% shall be deemed to be replaced with references to 50%) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (a) to be, if consummated, more favorable to the Company Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such Acquisition Proposal (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) and this Agreement (and any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.3)) and (b) is reasonably likely to be consummated in accordance with its terms on a timely basis and is not subject to any “due diligence” or financing contingencies; provided that, notwithstanding anything in this Agreement to the contrary, any Acquisition Proposal by either (i) the Specified Company Stockholders (or their affiliates) or (ii) an Excluded Party (or its affiliates) shall not constitute, and shall in no case be expected to lead to, a “Superior Proposal”.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law, including Section 203 of the DGCL, and shall be deemed to include any provision of the Company Governing Documents that substantially replicates any such anti-takeover statute or similar Law, including Article X of the Company Certificate (or any successor provision).

“Tax” or “Taxes” means any and all U.S. federal, state, local and non-U.S. taxes of any kind whatsoever, imposed by any Governmental Entity, including, without limitation, any income (whether on or based upon net income, gross income, earnings or profits, or otherwise), franchise, excess, windfall or other profits, inventory, gross receipts, capital gains, net proceeds, property, sales, use, business, net worth, goods and services, capital stock, wealth, welfare, license, fuel, natural resources, production, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, occupancy, severance, gift, estate, recording, non-resident or other withholding, ad valorem, turnover, lease, user, stamp, transfer, value-added, occupation, premium, environmental, disability, real property, personal property, registration, alternative or add-on minimum, base erosion minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Technology” means any systems, computers, servers, firmware, middleware, Software, websites, applications, databases, networks, data communications lines hardware, and telecommunications systems, and other data communications, telecommunications, information technology equipment or systems.

“Termination Fee” means an amount equal to $66,300,000.

“Trade Controls” means, collectively, Export Controls and Sanctions.

“Trademarks” means all trademarks, service marks, trade names, service names, trade dress, logos, and other identifiers of the source or origin of goods and services, and all the goodwill associated therewith.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching Party or the failure by the breaching Party to take an act it is required to take under this Agreement, with knowledge that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

Section 1.2. Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement:

401(k) Termination Date	Section 7.7(c)
Agreement	Preamble
AI Technology	Section 4.14(f)
Alternative Financing	Section 7.13(g)
Applicable Antitrust Laws	Section 8.1(e)
Approvals	Section 7.2(a)
Aggregate Spread Value	Section 3.1(a)(i)(D)
Alternative Financing	Section 7.13(g)
Base Amount	Section 7.4(c)
Book-Entry Shares	Section 3.1(a)(i)(E)
Cancelled Shares	Section 3.1(a)(ii)
Capitalization Date	Section 4.2(a)
Cash Consideration	Section 3.1(a)(i)(A)
Cash Election	Section 3.1(a)(i)(A)
Cash Election Number	Section 3.2(a)(ii)(A)
Cash Election Shares	Section 3.1(a)(i)(A)
Certificate	Section 3.1(a)(i)(E)
Certificate of Merger	Section 2.3
Change of Recommendation	Section 6.3(a)
Citi	Section 4.22
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Agreement	Section 6.3(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Common Stock Equivalent	Section 3.1(a)(i)(D)
Company Disclosure Letter	Article IV
Company Leases	Section 4.16(b)
Company Permits	Section 4.9(b)
Company Preferred Stock	Section 4.2(a)
Company RSU Stock	Section 3.1(a)(i)(D)
Company SEC Documents	Section 4.5(a)
Company Stockholder Approval	Section 4.3(a)
Company Stockholders	Recitals
Company Stockholders Meeting	Section 7.12(c)(ii)
Continuing Employees	Section 7.7(a)
Copyrights	Section 1.1
COVID-19 Measures	Section 1.1
Credit Facility Terminations	Section 7.14
Current ESPP Offering Period	Section 3.3(f)
Debt Commitment Letter	Section 5.12(a)
Definitive Agreements	Section 7.13(g)

DGCL	Recitals
DGCL 262	Section 3.1(b)
Dissenting Shares	Section 3.1(b)
DOJ	Section 7.2(f)
Effective Time	Section 2.3
Election	Section 3.2(b)(i)
Election Deadline	Section 3.2(b)(iv)
Election Period	Section 3.2(b)(iii)
Enforceability Limitations	Section 4.3(b)
Exchange Agent	Section 3.2(c)
Exchange Fund	Section 3.2(d)
Exchange Ratio	Section 3.1(a)(i)(D)
Excluded Shares	Section 3.1(a)(iv)
Financing	Section 5.12(a)
Financing Agent	Section 7.14
Form of Election	Section 3.2(b)(ii)
Form S-4	Section 4.21
Fractional Share Cash Amount	Section 3.1(d)
FTC	Section 7.2(f)
GAAP	Section 4.5(b)
Goldman Sachs	Section 4.25
HIPAA	Section 1.1
Holder	Section 3.2(b)
Indemnified Parties	Section 7.4(a)
Information Statement	Section 4.4(a)
Infringing	Section 4.14(c)
Integration Committee	Section 7.1(c)
Integration Plan	Section 7.1(c)
Leased Real Property	Section 4.16(b)
Letter of Transmittal	Section 3.2(e)
Malicious Code	Section 4.15(c)
Material Contracts	Section 4.17(a)
Material Customer	Section 4.19(a)
Material Customer Agreement	Section 4.19(a)
Material Supplier	Section 4.19(b)
Material Supplier Agreement	Section 4.19(b)
Maximum Cash Share Number	Section 3.2(a)(i)
Maximum Parent Stock Number	Section 3.2(a)(i)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)(D)
Merger Sub	Preamble
Multiemployer Plan	Section 4.10(d)
New Plans	Section 7.7(b)
Net Option Stock	Section 3.1(a)(i)(D)
Non-Election Shares	Section 3.1(a)(i)(C)
Non-Recourse Party	Section 10.14
Old Plans	Section 7.7(b)
Outside Date	Section 9.1(d)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Governing Documents	Section 5.1
Parent Permits	Section 5.9(b)

Parent Preferred Stock	Section 5.2(a)
Parent SEC Documents	Section 5.5(a)
Parties	Preamble
Party	Preamble
Patents	Section 1.1
Payoff Letter	Section 7.14
Per Share Cash Consideration	Section 3.1(a)(i)(D)
Prohibited Modification	Section 7.13(g)
Proxy Statement	Section 4.4(a)
Relevant Matters	Section 10.9(a)
Replacement Target Compensation	Section 6.1(a)(2)(vi)
Restricted Parties	Section 4.10(f)
Sarbanes-Oxley Act	Section 4.5(a)
Shortfall Number	Section 3.2(a)(ii)(B)
Stock Consideration	Section 3.1(a)(i)(B)
Stock Election	Section 3.1(a)(i)(B)
Stock Election Shares	Section 3.1(a)(i)(B)
Support Agreement	Recitals
Trade Secrets	Section 1.1
WARN Act	Section 4.11(b)
Written Consent Delivery Time	Section 7.12(a)

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (“Surviving Corporation”) and shall become a wholly-owned Subsidiary of Parent.

Section 2.2. The Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of fully executed documents (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) on the fifth business day after the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided that, notwithstanding the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the conditions set forth in Article VIII, unless otherwise agreed in writing by Parent, the Parties shall not be required to effect the Closing prior to April 30, 2024; provided, further, that, in the event that, pursuant to the foregoing terms of this Section 2.2, the Closing would occur on a date other than the last business day of a month, at Parent’s written election delivered to the Company no later than one business day prior to the date on which Closing would have otherwise occurred, the Closing shall take place on such last business day of the month in which the Closing would have occurred were it not for this proviso (for the avoidance of doubt, in the case of such election by Parent, neither the Company nor Parent shall have the right to terminate this Agreement pursuant to Section 9.1(d) until the day immediately following the last business day of such month). The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3. Effective Time. On the Closing Date, in connection with the Closing, the Company will file a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and the Parties shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and is specified in the Certificate of Merger (the “Effective Time”).

Section 2.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5. Governing Documents.

(a) At the Effective Time, by virtue of the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with its terms and the DGCL.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, and as so amended and restated, shall be the bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with their terms, the DGCL and the certificate of incorporation of the Surviving Corporation.

Section 2.6. Governance Matters; Directors and Officers.

(a) Parent shall offer to Joshua Peirez a position on the board of directors of Parent, effective at the Effective Time and on terms and conditions determined by Parent, to serve in such class of directors as Parent shall determine prior to the Closing, subject to such individual’s acceptance of such appointment at or prior to (and which acceptance remains effective as of) the Effective Time. Such appointment shall be subject to applicable Law and such individual’s compliance with all requirements generally applicable to members of the board of directors of Parent.

(b) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

TREATMENT OF SECURITIES

Section 3.1. Conversion of Securities in the Merger.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholder or any holder of a Company Common Stock Equivalent:

(i) Conversion of Securities. Subject to Section 3.1(d), Section 3.2(a) and Section 3.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any

Cancelled Shares, any Dissenting Shares and any Excluded Shares) and each Company Common Stock Equivalent issued and outstanding immediately prior to the Effective Time shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest:

(A) for each share of Company Common Stock and each Company Common Stock Equivalent with respect to which an election to receive cash (a “Cash Election”) has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Cash Election Shares”), an amount in cash equal to the Per Share Cash Consideration (the “Cash Consideration”);

(B) for each share of Company Common Stock and each Company Common Stock Equivalent with respect to which an election to receive Parent Common Stock (a “Stock Election”) has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Stock Election Shares”), a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration”); and

(C) for each share of Company Common Stock and each Company Common Stock Equivalent other than shares as to which a Cash Election or a Stock Election has been properly made and not properly changed, revoked or deemed revoked pursuant to Section 3.2(b) (collectively, the “Non-Election Shares”), the right to receive such Merger Consideration as is determined in accordance with Section 3.2.

(D) For purposes of this Agreement, the following terms shall have the following meanings:

1. “Aggregate Spread Value” means, with respect to each Company Option, the amount determined by multiplying (x) the difference between the Per Share Cash Consideration and the per share exercise price applicable under such Company Option and (y) the number of shares of Company Common Stock subject to such Company Option.

2. “Company Common Stock Equivalent” means a share of Net Option Stock or a share of Company RSU Stock.

3. “Company RSU Stock” means each share of Company Common Stock that may be received in settlement of a restricted stock unit granted pursuant to a Company RSU Award.

4. “Exchange Ratio” means 0.979.

5. “Merger Consideration” means the Cash Consideration and Stock Consideration described in Section 3.2(a)(i), as applicable.

6. “Net Option Stock” means, with respect to each Company Option a number of shares of Company Common Stock equal to the quotient of the Aggregate Spread Value divided by the Per Share Cash Consideration.

7. “Per Share Cash Consideration” means $16.73.

(E) From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration (including the right to receive, pursuant to Section 3.1(d), the Fractional Share Cash Amount and dividends pursuant to Section 3.2(g), if any) upon the surrender of such shares of Company Common Stock in accordance with Section 3.2, together with the amounts, if any, payable pursuant to Section 3.2(g).

(ii) Cancellation of Company Common Stock. Each share of Company Common Stock issued immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of

Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(iv) Conversion of Excluded Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any wholly-owned Company Subsidiary shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (the “Excluded Shares”).

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record or beneficial owner who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair market value of such Dissenting Shares to the extent afforded by DGCL 262); provided, however, that, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair market value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair market value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the applicable Merger Consideration. The Company shall give prompt written notice to Parent of any demands or purported demands, any withdrawals or attempted withdrawals of such demands and of any other instruments served pursuant to the DGCL 262 or relating to any alleged dissenter’s rights or rights to appraisal, and Parent shall have the opportunity, at Parent’s expense, to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify Parent Common Stock or Company Common Stock, or pay a stock dividend or other stock distribution in Parent Common Stock or Company Common Stock, as applicable, or otherwise change Parent Common Stock or Company Common Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of Parent Common Stock or Company Common Stock, respectively, then any number or amount contained herein which is based upon the price of Parent Common Stock or Company Common Stock or the number or fraction of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to proportionately reflect such split, combination, dividend or other distribution or change; provided that nothing in this Section 3.1(c) shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger and no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 3.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. In lieu of fractional shares, each holder of shares of Company Common Stock or any Company

Common Stock Equivalent who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder and all Company Common Stock Equivalents held by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the last reported sale price of Parent Common Stock on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on the last complete trading day prior to the date of the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock and all Company Common Stock Equivalents held by such holder at the Effective Time and rounded down to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

(e) Notwithstanding anything to the contrary in this Article III, if Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide the Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company Common Stock that is subject to a Company Restricted Stock Award with respect to one or more non-U.S. jurisdictions in which such holders reside, Parent shall notify the applicable holders in any such jurisdiction as to whether such Company Common Stock shall be converted wholly into cash awards or restricted shares of Parent Common Stock.

Section 3.2. Proration; Exchange of Shares.

(a) Proration.

(i) Notwithstanding any other provision contained in this Agreement, (A) the total number of shares of Company Common Stock and Company Common Stock Equivalents to be entitled to receive the Cash Consideration pursuant to Section 3.1(a)(i) shall be equal to 72% of the aggregate number of shares of Company Common Stock issued and outstanding and all Company Common Stock Equivalents, in each case, immediately prior to the Effective Time (other than any Cancelled Shares and any Excluded Shares) (the “Maximum Cash Share Number”) and (B) the total number of shares of Company Common Stock and Company Common Stock Equivalents to be entitled to receive the Stock Consideration pursuant to Section 3.1(a)(i) shall be equal to 28% of the aggregate number of shares of Company Common Stock issued and outstanding and all Company Common Stock Equivalents, in each case, as of immediately prior to the Effective Time (other than any Cancelled Shares and any Excluded Shares); provided that, notwithstanding anything to the contrary set forth in this Agreement, in no event shall the aggregate number of shares of Parent Common Stock to be issued to holders of shares of Company Common Stock and Company Common Stock Equivalents pursuant to this Agreement exceed 27,150,000 (the “Maximum Parent Stock Number”); provided further that, if, and to the extent that, the aggregate number of shares of Parent Common Stock to be issued, after giving effect to the other provisions of this Section 3.2, would exceed the Maximum Parent Stock Number, then (1) the Cash Consideration otherwise payable hereunder shall be proportionally increased in order to give effect to the immediately preceding proviso by calculating (x) the number of shares of Company Common Stock and Company Common Stock Equivalents resulting from the difference between (I) the total number of shares of Parent Common Stock that would have been issued but for the application of the foregoing proviso and (II) the Maximum Parent Stock Number divided by (y) the Exchange Ratio and (2) each share of Company Common Stock and Company Common Stock Equivalent resulting from the calculation in the foregoing clause (x) shall be deemed to a Cash Election Share and will be converted into the right to receive Cash Consideration. The percentages set forth in this Section 3.2(a)(i) shall be recalculated, if applicable, based on the adjustment set forth in the proviso to the immediately preceding sentence.

(ii) Promptly (and in any event no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock and

Company Common Stock Equivalents of rights to receive the Cash Consideration and the Stock Consideration as follows:

(A) If the aggregate number of shares of Company Common Stock and Company Common Stock Equivalents with respect to which Cash Elections shall have been made (which, for this purpose (for the avoidance of doubt, subject to Section 3.1(b)), shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Election Number”) equals or exceeds the Maximum Cash Share Number, then (1) all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (2) Cash Election Shares of each holder will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Maximum Cash Share Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(B) If the Cash Election Number is less than the Maximum Cash Share Number (the amount by which the Maximum Cash Share Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

1. If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

2. If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 3.1(a)(i), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(b) Election Procedures. Except for the Specified Company Stockholders, each holder of record of shares of Company Common Stock and Company Common Stock Equivalents, in each case, to be converted into the right to receive the Merger Consideration in accordance with, and subject to, Section 3.1 and this Section 3.2 (a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:

(i) Each Holder may specify in a request made in accordance with the provisions of this Section 3.2(b) (herein called an “Election”) (A) the number of shares of Company Common Stock and Company Common Stock Equivalents held by such Holder with respect to which such Holder desires to make a Stock Election and (B) the number of shares of Company Common Stock and Company Common Stock Equivalents held by such Holder with respect to which such Holder desires to make a Cash Election.

(ii) Parent shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Parent and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(iii) Parent and the Company (A) shall initially make available and mail the Form of Election not less than 20 business days prior to the anticipated Election Deadline to Holders as of the fifth business day prior to such mailing date, and (B) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any Holder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”

(iv) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and executed (including duly executed transmittal materials included in the Form of Election). As used herein, unless otherwise agreed in advance by the Parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that is five business days prior to Parent’s good faith estimate of the Closing Date or such other date as may be mutually agreed to by the Parties. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least three business days prior to the Election Deadline.

(v) Any Holder may, at any time during the Election Period, change or revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline accompanied by a properly completed and executed revised Form of Election. If any Election is not properly made with respect to any shares of Company Common Stock and Company Common Stock Equivalents (none of Parent, the Company or the Exchange Agent being under any duty to notify any Holder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock and Company Common Stock Equivalents, as applicable, covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Parties that this Agreement has been terminated in accordance with the terms hereof.

(vi) Subject to the terms of this Agreement and the Form of Election, Parent, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (B) the method of issuance of shares of Parent Common Stock into which shares of Company Common Stock and Company Common Stock Equivalents are converted in the Merger and (C) the method of payment of cash for shares of Company Common Stock and Company Common Stock Equivalents converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Parent Common Stock.

(vii) The Parties acknowledge that, pursuant to the Support Agreement, the Specified Company Stockholders have made a Cash Election with respect to each share of Company Common Stock held by them, and the Parties agree that the Specified Company Stockholders shall be treated as having made a Cash Election with respect to each such share for all purposes under Section 3.2(a).

(c) Appointment of Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the payment of the Merger Consideration in connection with the Merger (the “Exchange Agent”) and shall enter into an agreement relating to the Exchange Agent’s responsibilities under this Agreement.

(d) Deposit of Merger Consideration. Prior to or at the Effective Time, subject to Section 3.3(e), Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration payable in the Merger and the Fractional Share Cash Amount (to the extent determinable) as is necessary for the payment to holders of Company Common Stock and Company Common Stock Equivalents and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the Merger to holders of Company Common Stock and Company Common Stock Equivalents (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”); provided that no such deposits shall be required to be made with respect to any Dissenting Shares. In the event that the cash portion of the Exchange Fund shall be insufficient (other than as a result of payment of the Cash Consideration in accordance with this Agreement) to pay the aggregate amount of all Cash Consideration and Fractional Share Cash Amounts (including as a result of any investment of the Exchange Fund), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount that is equal to the shortfall that is the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Consideration and Fractional Share Cash Amounts out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash included in the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of the Exchange Fund shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $50,000,000,000 (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments shall be paid to Parent.

(e) Exchange Procedures. Promptly (and in any event no later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Certificates whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon (the “Letter of Transmittal”) and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration and the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates become entitled in accordance with Section 3.2(g). Holders of Book-Entry Shares whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) and Holders of Company Common Stock Equivalents that were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration.

(f) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal in the case of holders of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required by the Exchange Agent, or any similar information from the holder of such Certificates or Book-Entry Shares or, with respect to Company Common Stock Equivalents, the cancellation of the Company Equity Award to which such Company Common Stock Equivalents relate pursuant to Section 3.3, such holder shall be entitled to receive in exchange therefor the Merger Consideration pursuant to the provisions of this Article III for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g) or any cancelled or converted Company Common Stock Equivalent. Parent shall instruct the Exchange Agent to accept any such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose, to effect an orderly exchange thereof in accordance with normal exchange practices. Any dividends or other distributions to which any such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g) shall become payable in accordance with Section 3.2(g). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock shall be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent and Parent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.2(k)) or in respect of any Book-Entry Share. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g).

(g) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 3.1(a)(i) until such holder shall surrender such share in accordance with this Section 3.2. After the surrender in accordance with this Section 3.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 3.1(a)(i), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(h) No Further Ownership Rights. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article III in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to DGCL 262). From and after the Effective Time (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(f) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(g)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares, or any holders of Company Common Stock Equivalents, for 12 months after the Effective Time shall be delivered to Parent, and any holder of Certificates or Book-Entry Shares, or any holder of Company Common Stock Equivalents, who has not theretofore complied with this Section 3.2 shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Section 3.2 without any interest thereon.

(j) No Liability. None of the Parties or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official if required by any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement to the contrary, any portion of the Merger Consideration or the cash to be paid in accordance with this Section 3.2(j) that remains undistributed to the holders of Certificates and Book-Entry Shares, or any holders of Company Common Stock Equivalents, immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, providing an indemnity in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(i), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 3.3. Treatment of Company Equity Awards.

(a) At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall automatically be cancelled, with the holder of such Company Option becoming entitled to receive the Merger Consideration in accordance with such holder’s Election (unless Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide such Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company Options with respect to one or more non-U.S. jurisdictions in which such holders reside, in which case Parent shall notify the applicable holders in any such jurisdiction as to whether the Net Option Stock shall be converted wholly into cash awards or restricted shares of Parent Common Stock) and otherwise in accordance with the terms of this Agreement with respect to each share of Net Option Stock (including each fractional share) that is associated with such Company Option, subject to any applicable withholding pursuant to Section 3.4, in full satisfaction of the rights of such holder with respect thereto. For the avoidance of doubt, (i) any Company Option that has an exercise price that is greater than or equal to the Per Share Cash Consideration shall be cancelled at the Effective Time for no consideration and (ii) Parent may retain from any Stock Consideration otherwise payable with respect to vested Net Option Stock that number of shares of Parent Common Stock as is necessary to satisfy any applicable Tax withholding obligation with respect to such vested Net Option Stock.

(b) At the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically be cancelled, with the holder of such Company RSU Award becoming entitled to receive the Merger Consideration in accordance with such holder’s Election (unless Parent determines in its reasonable discretion that it is impracticable or overly burdensome to provide such Election to current or former employees or other service providers of the Company or any Company Subsidiary who are holders of Company RSU Awards with respect to one or more non-U.S. jurisdictions in which such holders reside, in which case Parent shall notify the applicable holders in any such jurisdiction as to whether the Company RSU Award shall be converted wholly into cash awards or restricted shares of Parent Common Stock) and otherwise in accordance with the terms of this Agreement with respect to each share of Company RSU Stock that is subject to such Company RSU Award, subject to any applicable withholding pursuant to Section 3.4, in full satisfaction of the rights of such holder with respect thereto.

(c) Notwithstanding anything to the contrary herein, the Stock Consideration received by a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time) that is attributable to a Company Option that was granted in a holder who, as determined by Parent in its reasonable discretion, resides in a jurisdiction in which restricted stock is taxable only on vesting or settlement (and not on issuance), or (ii) any share of Company Common Stock subject to a Company Restricted Stock Award shall, in each case, be issued to such holder pursuant to a restricted stock award agreement in respect of Parent Common Stock and, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and the Company Subsidiaries) through the applicable vesting dates, such Stock Consideration will vest at the same time as the unvested share of Net Option Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Stock Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Stock Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).

(d) Notwithstanding anything to the contrary herein, the Stock Consideration received by a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time) that is attributable to a Company Option that was granted to a holder who, as determined by Parent in its reasonable discretion, resides in a jurisdiction in which restricted stock is taxable on issuance or (ii) any share of Company RSU Stock shall be issued to such holder in the form of a restricted stock unit over Parent Common Stock pursuant to a restricted stock unit award agreement and, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and the Company Subsidiaries) through the applicable vesting dates, each such Parent restricted stock unit will vest at the same time as the unvested share of Net Option Stock or share of Company RSU Stock, as applicable, from which such Parent restricted stock unit was converted would have vested pursuant to its terms, and upon vesting shall be promptly settled into a share of Parent Common Stock, and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock or share of Company RSU Stock, as applicable, from which such Stock Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).

(e) Notwithstanding anything to the contrary herein, the Cash Consideration payable to a holder (other than a non-employee director of the Company) with respect to (i) any unvested share of Net Option Stock (with the number of unvested shares of Net Option Stock for each Company Option determined as that number of shares of Net Option Stock having a value equal to the percentage of the Aggregate Spread Value of such Company Option that is attributable to the portion of such Company Option that was unvested as of immediately prior to the Effective Time), (ii) any share of Company RSU Stock or (iii) any share of Company Common Stock subject to a Company Restricted Stock Award shall be retained by Parent (and, for the avoidance of doubt, not remitted to the Exchange Agent pursuant to Section 3.2(d)), and Parent shall enter into a cash award agreement with such holder that will provide that, subject to the holder’s continued service with Parent and its Subsidiaries (including the Company and its Subsidiaries) through the applicable vesting dates, such Cash Consideration will vest and become payable at the same time as the unvested share of Net Option Stock, share of Company RSU

Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Cash Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding unvested share of Net Option Stock, share of Company RSU Stock or share of Company Common Stock subject to a Company Restricted Stock Award, as applicable, from which such Cash Consideration was converted immediately prior to the Effective Time, including, for the avoidance of doubt, any accelerated vesting terms and conditions (with shares of Net Option Stock being deemed to vest ratably on the same vesting schedule that applied to the unvested portion of the corresponding Company Option immediately prior to the Effective Time).

(f) As soon as practicable following the date hereof, the Company, the Company Board of Directors or the compensation committee thereof, as applicable, shall take all actions with respect to the Company ESPP that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof such for Current ESPP Offering Period; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP after the date hereof; and (iv) the final exercise date for the Current ESPP Offering Period shall be accelerated to the first payroll date of the Company that is reasonably practicable but in no event to a date that is later than 30 days following the date hereof. Each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Company Common Stock in accordance with the terms of the Company ESPP as of the final exercise date, which Company Common Stock shall be treated in accordance with Section 3.1 and as promptly as practicable following the purchase of Company Common Stock in accordance with this sentence, the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.

(g) Prior to the Effective Time, the Company Board of Directors or the compensation committee thereof, as applicable, shall pass resolutions as are necessary to authorize and approve the treatment of the Company Equity Awards and the Company ESPP as contemplated by this Article III.

(h) Unless Parent may rely on an existing registration statement on Form S-8, Parent shall file with the SEC, no later than five business days after the Effective Time, a registration statement on Form S-8 (or any successor form), to the extent such form is available, relating to the shares of Parent Common Stock issuable with respect to the restricted stock units over Parent Common Stock granted pursuant to Section 3.2(d). Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or statements for so long as the such restricted stock units remain outstanding.

Section 3.4. Withholding. Each Party, the Exchange Agent and any other Person with a withholding obligation under applicable Law shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement (including any Stock Consideration) any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC on or after January 1, 2023 and publicly available prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV (other than the representations and warranties in Section 4.2, Section 4.8(a) and the penultimate sentence of Section 4.25) for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth in this Article IV.

Section 4.1. Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. The Company has filed with the SEC, prior to the execution hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof. The Company Governing Documents are in full force and effect, and the Company is not in violation of the Company Governing Documents.

(b) Each Company Subsidiary is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be, where relevant, in good standing, (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (B) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date. The Company has made available to Parent prior to the date hereof complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company’s Significant Subsidiaries, each in effect as of the date hereof.

(c) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly-owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which any Company Subsidiary is a party or is otherwise bound obligating it to (i) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of such Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of any Company Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, or (iii) redeem or otherwise acquire any shares of capital stock or other equity interests of any Company Subsidiary except, in each case, to another Company Subsidiary. There are no outstanding obligations of any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of any Company Subsidiary. Section 4.1(c) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each Company Subsidiary and each Person in which the Company or any Company Subsidiary owns an equity or other economic interest, together with (1) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary or such other Person and (2) with respect to each Company Subsidiary or such other Person for which equity is held by any third Person other than the Company or a Company Subsidiary (other than nominal equityholders holding director’s qualifying equity to the extent required by applicable Law or nominal equity interests required by applicable Law to be held by local nationals, in each case, which equity holdings are de minimis in nature) the type and percentage interest held, directly or indirectly, by the Company in each Company Subsidiary or other Person.

Section 4.2. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of February 27, 2024 (the “Capitalization Date”), (i) (A) 93,148,744 shares of Company Common Stock were issued and outstanding, of which 3,749,961 shares are subject to Company Restricted Stock Awards, (B) 7,270,845 shares of Company Common Stock were held in the Company’s treasury, (C) Company Options covering 12,795,715 shares of Company Common Stock were outstanding, with a weighted average exercise price per share of $13.81, and (D) Company RSU Awards covering 113,951 shares of Company Common Stock were outstanding; (ii) 14,062,040 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans; (iii) 4,692,961 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (iv) no shares of Company Preferred Stock were issued or outstanding. No shares of capital stock of the Company are held by any of the Company Subsidiaries. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, if issued in accordance with the respective terms thereof (to the extent permitted by this Agreement), duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in Section 4.2(a) and other than (i) the shares of Company Common Stock that have become outstanding after the Capitalization Date and prior to the date hereof that were reserved for issuance as set forth in Section 4.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award and (ii) with respect to any wholly-owned Company Subsidiary, any rights solely in favor of another wholly-owned Company Subsidiary, in each case as of the date hereof: (A) the Company does not have any shares of capital stock or other equity interests issued or outstanding and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (1) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock or other equity interests of the Company or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares or equity interests, or (3) redeem or otherwise acquire any shares of capital stock or other equity interests of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Letter, there are no outstanding obligations of the Company (v) restricting the transfer of, (w) affecting the voting rights of, (x) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (y) requiring the registration for sale of or (z) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company. Except as set forth in Section 4.2(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any Company Subsidiary (I) restricting the transfer of, (II) affecting the voting rights of, (III) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, or (IV) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company.

(c) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(d) Other than the Support Agreement, there are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary (or to the Company’s Knowledge as of the date hereof, a Company Stockholder) is a party with respect to the voting of the capital stock or other equity interests of the Company. There are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary that is not wholly-owned or in any other Person.

Section 4.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the Company Governing Documents or otherwise) on the part of the Company are necessary to authorize the consummation of, and to consummate, the Merger, subject to the receipt of the affirmative vote (in person or by proxy or by written consent, including by obtaining the Company Stockholder Written Consent) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon or consent thereto in favor of the adoption of this Agreement (the “Company Stockholder Approval”). On or prior to the date hereof, the Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) determined that it is in the best interests of the Company and the Company Stockholders and declared it advisable, to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions contained herein, (iv) directed that this Agreement be submitted to the Company Stockholders for adoption thereby by written consent in lieu of a meeting and (v) resolved to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors have been rescinded or modified in any way (unless such rescission or modification has been effected after the date hereof in accordance with the terms of Section 6.3).

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent, and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that

(i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL (including in connection with the filing of the Certificate of Merger), (ii) the filing of the Form S-4 and an information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Company Stockholder Approval (the “Information Statement”) with the SEC and any amendments or supplements thereto, (iii) the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (iv) the Exchange Act, (v) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws, (vi) clearances or approvals required or advisable under any FDI Laws and (vii) any applicable requirements of NASDAQ, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Merger, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Company Material Adverse Effect or (B) a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date.

(b) The execution and delivery by the Company of this Agreement do not, and, except as described in Section 4.4(a), the consummation of the Merger and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or to which any of them are a party or by or to which any of their respective properties, rights or assets are bound or subject or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Permitted Liens, (ii) assuming the accuracy of the representation and warranty in Section 5.16, conflict with or result in any violation of any provision of (A) the Company Governing Documents or (B) the organizational documents of any Company Subsidiary or (iii) assuming the accuracy of the representation and warranty in Section 5.16, conflict with or violate any Laws or Privacy Obligations applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, breach, change of control, modification, first offer, first refusal, conflict, default, termination, cancellation, acceleration, right, loss or Lien that (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Merger prior to the Outside Date.

Section 4.5. SEC Reports and Financial Statements.

(a) Since September 27, 2021, the Company has timely filed or furnished (as applicable) all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the applicable listing and corporate governance rules and regulations of NASDAQ, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, in each case, no representation or warranty is made as to the accuracy of any financial projection or forward looking statement or the completeness of any information filed or furnished by the Company with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. Since September 27, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included, or incorporated by reference, in the Company SEC Documents when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other applicable published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material).

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each Company SEC Document containing financial statements that has been filed with the SEC was accompanied by any certifications required to be filed or furnished by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or furnishing of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received since September 27, 2021 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 4.6. Internal Controls and Procedures. The Company has established and maintains, and at all times since September 27, 2021 has maintained (except as set forth in Company SEC Documents filed with the SEC prior to the date hereof), disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since September 27, 2021, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since September 27, 2021, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 4.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, or specifically reflected and adequately reserved against, in the Company’s consolidated balance sheet (or the notes thereto) as of September 30, 2023 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case in the ordinary course of business since September 30, 2023 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events.

(a) From September 30, 2023 through the date hereof, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From September 30, 2023 through the date hereof, (i) except for events giving rise to and the discussion and negotiation of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under clauses (i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xiii), (xv), (xvi), (xvii), (xix) or (xxvii) of Section 6.1(a)(2) or, solely to the extent relating to any of the foregoing clauses of Section 6.1(a)(2), clause (xxvii) of Section 6.1(a)(2).

Section 4.9. Compliance with Law; Permits.

(a) The Company and each Company Subsidiary are, and have been since January 1, 2021, in compliance with and not in default under or in violation of any Laws (including Environmental Laws, employee benefits and labor Laws and Laws applicable to any of the Company Government Contracts) applicable to the Company, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are, and have been since January 1, 2021, in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, neither the Company nor any Company Subsidiary, in connection with the business of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any other third party (including the Company’s or the Company Subsidiaries’ respective Representatives) acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, (ii) offered, authorized, provided or given any payment or thing of value to any Person for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage or (iii) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any Representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary in order to unlawfully induce such Person to act against the interest of his or her employer or principal.

(d) Since January 1, 2019, neither the Company nor any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary or mandatory disclosures to any Governmental Entity involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws, except, with respect to any such actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, enforcement actions or voluntary disclosures, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company has established and maintains a compliance program and reasonable internal controls and procedures intended to comply with the requirements of applicable Anti-Corruption Laws.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2021, the Company and the Company Subsidiaries have at all times conducted their businesses in all respects in accordance with Trade Controls.

(f) Neither the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any director, officer, agent or employee of the Company or any Company Subsidiary: (i) is, or is owned or controlled by, a Person or entity subject to Sanctions (such entities, Persons or organizations collectively, the “Restricted Parties”) or (ii) has, since January 1, 2021, conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or Sanctioned Countries in violation of applicable Trade Controls, or has otherwise been in violation of any Trade Controls. Neither the Company nor any Company Subsidiary is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Neither the Company nor any Company Subsidiary has, since January 1, 2021, received any written notice of material deficiencies in connection with any Trade Controls from any Governmental Entity related to Trade Controls.

(g) The Company is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.

(h) Section 4.9(h) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all material Company Permits (and, to the Company’s Knowledge, all other Company Permits (whether or not material)).

Section 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of each material Company Benefit Plan that is not a Foreign Benefit Plan. With respect to each material Company Benefit Plan that is not a Foreign Benefit Plan, the Company has made available to Parent (or will make available in accordance with the final sentence of this Section 4.10(a)) true and complete copies of (or, to the extent no such copy exists or such copy is not readily available, a written description of (including any written description included on the Company’s website)), in each case, to the extent applicable, (i) all plan documents, summary plan descriptions, summaries of material modifications, and material amendments related to such plans and any related trust agreement, insurance Contracts or other funding vehicle documents, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation and (iv) all material non-routine filings and correspondence with any Governmental Entity received in the one year period prior to the date of this Agreement. The Company has made available or, within 10 business days after the date hereof, will provide to Parent (A) a true and complete list of each material Foreign Company Plan, (B) each material Company Benefit Plan and (C) true and complete copies of each of the documents described in the immediately preceding sentence, to the extent applicable, in each case, in the manner described on Section 4.10(a) of the Company Disclosure Letter.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans and any trust related thereto has been operated and administered in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder, (ii) all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards and (iii) there are no pending, or to the Company’s Knowledge, threatened or anticipated claims, actions, governmental investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c) No material liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. Within the last six years, no Company Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(d) Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the preceding six years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA or a plan that has two or more contributing sponsors, at least two of whom are not under “common control” (within the meaning of Section 4063 of ERISA).

(e) Except as set forth in Section 4.10(e) of the Company Disclosure Letter, and except as will not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or comparable U.S. state Law.

(f) Each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(g) Except as set forth in Section 4.10(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event) will, (i) result in any payment (including severance and unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or any Company Subsidiary under any Company Benefit Plan, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Foreign Benefit Plan (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) is intended to qualify for special tax treatment meeting all requirements for such treatment and (iii) is intended to be funded or book-reserved are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(i) Except as has not, and would not reasonably be expected to, individually or in the aggregate, result in any material liability to the Company, no Company Benefit Plan is a defined benefit pension plan.

(j) Neither the Company nor any Company Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code.

(k) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(l) Neither the Company nor any Company Subsidiary has paid or awarded, or committed to pay or award, any bonuses or change in control, retention, or incentive compensation or benefits to any of its directors, executive officers, employees or other service providers, in each case, to the extent payable by the Company or any Company Subsidiary in connection with this Agreement or upon or as a result of the consummation of the Merger.

Section 4.11. Labor Matters.

(a) Except as set forth in Section 4.11(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor or union, labor organization, works council, trade union, labor association or other employee representative. Neither the Company nor any Company Subsidiary is (or has since January 1, 2022 been) subject to any labor strike, work stoppage, lockout, concerted slowdown or other material labor dispute or disruption and, to the Company’s Knowledge, there are no (and since January 1, 2022 there have been no) organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary are and have been since January 1, 2022 in compliance with all applicable Laws respecting labor, employment and the termination of employment, including but not limited to Laws concerning immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, group reductions in force and redundancies, worker classification, exempt and non-exempt status, compensation and benefits, wages and hours and the Worker Adjustment and Retraining Notification Act of 1988 and any similar state, foreign or local Laws (collectively, the “WARN Act”), except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2022, there have been no Proceedings involving the Company or any Company Subsidiary related to labor or employment matters pending or, to the Company’s Knowledge, threatened, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Since January 1, 2022, neither the Company nor any Company Subsidiaries has conducted any group reduction in force (including any early retirement, exit incentive, or other group separation program) for which WARN has been triggered, nor has any such action or program been planned or announced for the future.

(e) Since January 1, 2022, no officer, director or employee with the management level of vice president or above of the Company or any Company Subsidiary has been the subject of an allegation sexual harassment or other sexual misconduct in their capacity as such.

Section 4.12. Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them, and all such Tax Returns are true and complete.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, whether or not shown on any Tax Return, except with respect to matters for which adequate reserves in accordance with GAAP are maintained on the Company’s financial statements in the Company SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity), and (ii) have otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(d) There is no (i) dispute, claim, litigation, audit, examination, investigation or other proceeding pending or, to the Company’s Knowledge, threatened with respect to any material Taxes or Tax Returns of the

Company or any Company Subsidiary or (ii) deficiency for material Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary (and that has not been fully satisfied by payment or otherwise fully resolved), except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any Company Subsidiary has waived or extended any statute of limitations with respect to the collection or assessment of any material Taxes, which waiver or extension has not since expired (except for automatic extensions of time to file any Tax Return obtained in the ordinary course of business).

(f) None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any commercial agreement not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Company Subsidiaries), or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.

(g) There are no Liens in respect of or on account of material Taxes upon any property or assets of the Company or any Company Subsidiary, other than Permitted Liens.

(h) No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed a specific type of Tax Return that the Company or any Company Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, which claim has not been fully resolved.

(i) Neither the Company nor any Company Subsidiary is bound by, or party to, with respect to the current or any future taxable period, any closing agreement (within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law)) or other similar written agreement with a Tax authority, in each case, with respect to material Taxes.

(j) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(k) Neither the Company nor any Company Subsidiary has any liability as a result of an election pursuant to Section 965(h) of the Code.

(l) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) In the past two years, neither the Company nor any Company Subsidiary been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(n) Neither the Company nor any of the Company Subsidiaries is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than the group the common parent of which is the Company or any Company Subsidiary).

Section 4.13. Litigation; Orders. Except as set forth in Section 4.13 of the Company Disclosure Letter, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding or unsatisfied orders, judgments or decrees of or settlement agreements with any Governmental

Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14. Intellectual Property.

(a) Each item of material Company Registered Intellectual Property is subsisting, unexpired, and, to the Company’s Knowledge, is not invalid or unenforceable, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all filings to maintain or renew the same have been made in a proper and timely manner.

(b) Other than Company Intellectual Property Rights that are identified in Section 4.14(b) of the Company Disclosure Letter as jointly owned or exclusively licensed to the Company or Company Subsidiaries, the Company exclusively owns all material Company Intellectual Property Rights free and clear of all Liens, other than Permitted Liens. No funding from or facilities, personnel or resources of a Governmental Entity, university, college, other educational or research institution was used in the development of any material Company Intellectual Property Rights owned or claimed to be owned by the Company or Company Subsidiaries. The Company and the Company Subsidiaries are not and since January 1, 2022, have not been a member of, participant in or contributor to any standards-setting, patent pool, patent aggregator or similar organization, in each case, that requires any of them or their affiliates to license or make available any material Company Intellectual Property Rights to any Person.

(c) No Proceedings are pending, and, to the Company’s Knowledge, no Proceeding is threatened, in each case, against the Company or any Company Subsidiary, (i) alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating (“Infringing”) the Intellectual Property Rights of any Person, or (ii) otherwise challenging any Company Intellectual Property Rights or the validity, enforceability, registration use or ownership thereof, except, in each case of the foregoing clauses (i) and (ii), as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except in relation to any Proceedings set forth in Section 4.14(c) of the Company Disclosure Letter and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (A) the conduct of the business of the Company or any Company Subsidiary, as conducted at any time on or after January 1, 2022, has not Infringed any Intellectual Property Rights of any Person, (B) to the Company’s Knowledge, no Person is Infringing (or since January 1, 2022, has Infringed) any Company Intellectual Property Rights and (C) since January 1, 2022, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging that such Person is Infringing any Company Intellectual Property Rights.

(d) Each Person who has invented, developed or created material, proprietary Company Intellectual Property Rights owned or claimed to be owned by the Company or any Company Subsidiary has assigned all of their rights in same to the Company or Company Subsidiaries, as applicable, to the extent such rights do not vest in such entities by operation of Law. The Company and each Company Subsidiary have taken commercially reasonable actions to maintain and protect all material Trade Secrets included in the Company Intellectual Property Rights, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, there has been no unauthorized disclosure or use of, or unauthorized access to, the same.

(e) Since January 1, 2022, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Software distributed, conveyed, licensed, or made available by the Company or any Company Subsidiary to any Person has incorporated, is derived from, or links to any Software that is governed by an Open Source License in a manner that would require the Companies or Company Subsidiaries to license or make available any material proprietary Source Code included in the Company Intellectual Property Rights that are owned or claimed to be owned by the

Company or Company Subsidiaries. Since January 1, 2022, the Company and the Company Subsidiaries are and have been in compliance with all Open Source Licenses to which they are subject, except where a failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. No Person (other than employees or service providers for purposes of providing services to the Company and Company Subsidiaries and subject to reasonable confidentiality provisions) has possession of, or any current or contingent right to access or possess, any material Source Code included in the Company Intellectual Property Rights that are owned or claimed to be owned by the Company or Company Subsidiaries.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) since January 1, 2022, the artificial intelligence, automation and machine learning technology (collectively, “AI Technology”) that is created, trained, used, promoted, advertised, tested and/or provided by the Company or the Company Subsidiaries has been done so by such Persons in compliance with all applicable Laws and Privacy Obligations and ethical best practices, in each case, and (ii) all data (including Personal Data) used in connection with or inputted into such AI Technology (including for purposes of training such AI Technology) has been collected and Processed by the Company and the Company Subsidiaries in compliance with all of the foregoing. Neither the Company nor any Company Subsidiary has been subject to any Proceeding (pending or, to the Company’s Knowledge, threatened) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology.

Section 4.15. Privacy and Data Protection.

(a) Since January 1, 2022, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s and each Company Subsidiary’s Processing of Personal Data (and, to the Company’s Knowledge, any such Processing by Company Data Vendors) have complied with all Privacy Obligations. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary (and, to the Knowledge of the Company, each Company Data Vendor as it relates to Personal Data of the Company and Company Subsidiaries Processed by such Company Data Vendor) have all rights, authority, consents and authorizations and have provide all notices necessary to Process all Personal Data that has been Processed in connection with the operation of their business as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, no Person has (A) made any written claim or (B) commenced any Proceeding by or before any Governmental Entity, in each case, against the Company or a Company Subsidiary (or, to the Knowledge of the Company, Company Data Vendors as it relates to Personal Data of the Company and Company Subsidiaries), with respect to any alleged violation of any Privacy Obligations. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, all confidential information, including Personal Data, of the Company and the Company Subsidiaries will continue to be available for Processing by the Company and the Company Subsidiaries following the Closing Date on substantially the same terms and conditions as existed immediately before the Closing Date. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are not in breach or default of any Contracts relating to the Company Technology or to Company confidential information (including Personal Data) and do not transfer Personal Data internationally except where such transfers comply with Privacy Obligations.

(b) Since January 1, 2022, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there has been no security breach of, unauthorized access to, or unauthorized use, disclosure, or acquisition of, interruption, outage, failure, violation, disruption or other security incident of any Company Technology (or any confidential information, including Personal Data, stored thereon or Processed thereby) or of any Company Data Vendors (as relates to Personal Data of the Company and Company Subsidiaries), including any of the foregoing that would require notification to any Persons or Governmental Entities under any Privacy Obligations. Since January 1, 2022, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company, nor the Company Subsidiaries, have been and are not adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any Company Technology. Since January 1, 2022, the Company, any Company Subsidiary, nor any third party acting at their direction or authorization of the Company or any Company Subsidiary has paid any perpetrator of any actual or threatened security breach, security incident or cyberattack, including, but not limited to, a ransomware attack or a denial-of-service attack.

(c) The Company Technology (including, to the Company’s Knowledge, that of Company Data Vendors) is in good working order and is sufficient to operate the businesses of the Company and Company Subsidiaries as currently conducted. All Company Technology (i) functions in accordance with its specifications, documentation and/or intended purpose, in each case, in all material respects and (ii) to the Company’s Knowledge, is free from material defects, deficiencies, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants (collectively, “Malicious Code”). The Company and each of the Company Subsidiaries maintains, implements and complies with a reasonable written information security program (including reasonable procedures for redundancy and disaster recovery) designed to (1) identify and address internal and external risks to the security of the Company Technology, including Personal Data and confidential information, (2) implement, monitor and improve reasonable administrative, technical and physical safeguards to control these risks, (3) maintain notification procedures in compliance in all material respects with applicable Information Privacy and Security Laws and (4) protect the redundancy, continuous operation and recovery of Company Technology and all data, including Personal Data, Processed thereby or stored therein. In each of fiscal years ended December 31, 2022 and December 31, 2023, the Company has performed a security risk assessment covering the Company, each Company Subsidiary and each Company Data Vendor, as applicable, in each case, to the extent required under all Privacy Obligations and, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, has remediated all critical or high risks, threats, deficiencies or vulnerabilities identified in the same.

(d) Since January 1, 2022, except as has not been and would not reasonably expected to be, individually or in the aggregate material to the Company, and the Company subsidiaries, taken as a whole, no Governmental Entity or Person has (i) made any written claim (including any notice, enforcement notice, letter, or complaint) against the Company or a Company Subsidiary or (ii) commenced or, to the Company’s Knowledge, threatened any Proceeding by or before any Governmental Entity against the Company, a Company Subsidiary (or a Company Data Vendor with respect to Personal Data of the Company or the Company Subsidiaries), in each case, with respect to Personal Data, a security breach, security incident, or an alleged violation of any Privacy Obligation. The Company and the Company Subsidiaries maintain, and have maintained, cyber liability insurance with reasonable coverage limits.

Section 4.16. Real Property; Assets.

(a) No real property is owned by the Company or any Company Subsidiary as of the date of this Agreement.

(b) Section 4.16(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each lease, sublease or occupancy agreement (“Company Leases”) pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any real property (the “Leased Real Property”) (other than Contracts for ordinary course arrangements at “shared workspace” or “coworking space” facilities that are not material). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no uncured default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, and (ii) the Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Permitted Liens. There are no parties other than the Company or its Subsidiaries in possession of the Leased Real Property. To the Company’s Knowledge all buildings, structures, improvements, and fixtures located on the Leased Real Property, including all mechanical, electrical and other systems, have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 4.17. Material Contracts.

(a) Except for this Agreement, Section 4.17(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described in this Section 4.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, other than any Company Benefit Plans (all Contracts of the type described in this Section 4.17(a), whether or not set forth in Section 4.17(a) of the Company Disclosure Letter, being referred to herein as “Material Contracts”):

(i) each Contract that limits in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service or that otherwise has the effect of restricting in any material respect the Company, the Company Subsidiaries or affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) any material joint venture or limited liability company agreement (other than any such agreement solely between or among the Company and its wholly-owned Subsidiaries) or similar Contract;

(iii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments (whether in cash, equity or otherwise) in excess of $1,000,000;

(iv) each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase goods, products and off-the-shelf Technology) after the date hereof with consideration of more than $1,000,000;

(v) any Contract for the license of (or grant of rights in or to use) Intellectual Property Rights, AI Technology, Personal Data, or Technology, other than (A) non-exclusive out-licenses (or non-exclusive grants of rights) granted in the ordinary course of business, and (B) non-exclusive in-licenses of (or non-exclusive grants of rights in) (1) immaterial Intellectual Property Rights in the ordinary course of business, (2) commercially available Technology (including AI Technology) with annual aggregate or one-time fees of less than $250,000, or (3) Personal Data where such Personal Data are used in the ordinary course of business of the Company or a Company Subsidiary;

(vi) any material settlement or similar Contract with a Governmental Entity containing unpaid monetary obligations or ongoing injunctive relief (other than (A) confidentiality and non-disparagement restrictions and covenants not to sue that are, in each case, customary and ancillary to the monetary relief granted and (B) requirements that the Company or any Company Subsidiaries comply with applicable Law), other than those relating to (A) Taxes or (B) any Company Government Contract where the Governmental Entity acts in its capacity as a customer of the Company or any of its Subsidiaries;

(vii) except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, any settlement or similar Contract restricting in any respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) each Contract pursuant to which the Company or any Company Subsidiary has paid or received payments in excess of $2,500,000 in the fiscal year ended December 31, 2023, or is obligated to pay or entitled to receive payments in excess of $2,500,000 in the 12-month period following the date hereof, in each case, other than (A) Contracts solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries, (B) Company Leases and (C) Contracts otherwise described in any other subsection of this Section 4.17(a);

(ix) except where the exercise of any such right or imposition of such limitation has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, each Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary or any of its affiliates (including Parent or any of its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or assets;

(x) each Contract that is (A) a Material Customer Agreement or (B) a Material Supplier Agreement;

(xi) each Contract in which the Company or any Company Subsidiary has granted any exclusivity rights or “most favored nations” provisions, in each case that are material in any respect to the Company or its affiliates (including Parent or its affiliates after the Effective Time);

(xii) each Contract not otherwise described in any other subsection of this Section 4.17(a) evidencing outstanding Indebtedness for borrowed money (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $2,000,000 other than Contracts solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries;

(xiii) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (other than a wholly-owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than 5% of the shares of Company Common Stock or, to the Knowledge of the Company, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, excluding any such Contract entered into in the ordinary course of business on commercially reasonable, arms’ length terms and is not material to the Company;

(xiv) each of the top 10 Company Leases based on rent paid by the Company or a Company Subsidiary in the fiscal year ended December 31, 2023;

(xv) each Company Government Contract pursuant to which the Company or any Company Subsidiary received payments in excess of $1,000,000 in the fiscal year ended December 31, 2023;

(xvi) each Specified Contract;

(xvii) each Contract for the provision of material third-party labor-, workforce-related or other outsourcing services; and

(xviii) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC).

(b) True and complete copies of each Material Contract in effect as of the date hereof have been made available (or will be made available in accordance with Section 4.17(b) of the Company Disclosure Letter) to Parent or publicly filed with the SEC prior to the date hereof (other than purchase orders and statements of work entered into in the ordinary course of business and which do not contain any material terms not contained in the underlying Material Contract, which purchase orders and statements of work also shall not be required to be individually listed in the Company Disclosure Letter). Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations and any expiration thereof in accordance with its terms existing as of the date hereof.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Government Contract was legally awarded, (ii) no Company Government Contract or outstanding Company Government Bid is, as of the date hereof, the subject of bid, award, or size protest proceedings, and (iii) neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Government Contract. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (A) all material facts set forth or acknowledged by any representations, certifications or statements made or submitted by or on behalf of the Company or any Company Subsidiary in connection with any Company Government Contract or Company Government Bid were true and complete as of the date of submission and made by an authorized representative of the Company or a Company Subsidiary, and (B) neither any Governmental Entity nor any prime contractor or higher-tier subcontractor has notified the Company or any Company Subsidiary in writing that the Company or any Company Subsidiary has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (1) no costs incurred by the Company or any Company Subsidiary in excess of $1,000,000 per annum pertaining to any Company Government Contract have been deemed finally disallowed in writing by a Governmental Entity or, to the Company’s Knowledge, proposed for disallowance, and (2) no payment due to the Company or any Company Subsidiary pertaining to any Company Government Contract has been withheld or set off, nor, to the Company’s Knowledge, has any claim been made to withhold or set off any such payment.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, (i) none of the Company, any Company Subsidiary or, to the Company’s Knowledge, any of their respective other Principals (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the Company’s Knowledge, proposed for debarment, suspension or exclusion, from participation in or the award of Contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity, (ii) none of the Company or any Company Subsidiary has received any written request to show cause, (iii) none of the Company or any Company Subsidiary has been declared non-responsible or ineligible, or otherwise excluded from participation in the award of any Contract with a Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements), (iv) none of the Company or any Company Subsidiary is for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, (v) neither the Company nor any Company Subsidiary, nor any of their respective directors or officers, nor to the Company’s Knowledge, any other employee is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Company Government Contract, (vi) to the Company’s Knowledge, neither the Company nor any Company Subsidiary is the subject of any actual, or threatened, “whistleblower” or “qui tam” lawsuit, audit by a Governmental Entity (other than a routine contract audit) or investigation by a Governmental Entity of the Company or any Company Subsidiary with respect to any Company Government Contract, including any material irregularity, misstatement or omission arising thereunder or relating thereto alleged in writing, and, to the Company’s Knowledge, there is no basis for any such investigation, indictment, lawsuit or audit, and (vii) neither the Company nor any Company Subsidiary has made any (A) voluntary disclosure to any Governmental Entity with respect to any alleged material irregularity, misstatement, omission, fraud or price mischarging, or other violation of Law, arising under or relating to a Company Government Contract or (B) mandatory disclosure, pursuant to Federal Acquisition Regulation 52.203-13 or similar Governmental Entity mandatory reporting requirements, to any Governmental Entity and, to the Company’s Knowledge, there are no facts that would require mandatory disclosure thereunder.

Section 4.18. Environmental Matters. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) since January 1, 2022, neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties occupied by the Company or any Company Subsidiary (or which the Company or any Company Subsidiary has a right to occupy) is contaminated with any Hazardous Substance, (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations, and (d) no Proceeding is pending, or, to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any liability arising under any Environmental Law upon the Company or any Company Subsidiary.

Section 4.19. Customers; Suppliers.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a list of the top 10 customers of the Company and the Company Subsidiaries based on total revenue per customer in the fiscal year ended December 31, 2023 (each, a “Material Customer” and each such Contract, a “Material Customer Agreement”). Neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or any Company Subsidiary or that such Material Customer intends to terminate or not renew existing Contracts with the Company or the Company Subsidiaries, except where such termination or non-renewal has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b) Section 4.19(b) of the Company Disclosure Letter sets forth a list of the top 10 strategic suppliers and vendors of the Company and the Company Subsidiaries based on total expense per supplier or vendor in the fiscal year ended December 31, 2023 (each, a “Material Supplier” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”). Neither the Company nor any Company Subsidiary has received any written notice from any Material Supplier that such Material Supplier shall not continue as a supplier or vendor to the Company or any Company Subsidiary or that such Material Supplier intends to terminate existing Contracts with the Company or the Company Subsidiaries, except where such termination or non-renewal has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.20. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current, insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any Company

Subsidiary has received notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has been or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.21. Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Merger (as amended or supplemented from time to time (the “Form S-4”)) will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading and (b) the Information Statement (or any amendment or supplement thereto) will not, on the date the Information Statement is first mailed to the Company Stockholders or at the time the Information Statement (or any amendment or supplement thereto) is filed with the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. The Information Statement will comply in all material respects as to form with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Information Statement based upon information supplied by or on behalf of Parent or Merger Sub.

Section 4.22. Opinion of Financial Advisors. The Company Board of Directors has received the oral opinion of Citigroup Global Markets Inc. (“Citi”) (to be confirmed by delivery of a written opinion from Citi, dated as of the date thereof), to the effect that, as of the date of such written opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in such written opinion, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent and its affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. Following the execution and delivery of this Agreement, a copy of such written opinion will be provided to Parent by the Company promptly following receipt by the Company for informational purposes only.

Section 4.23. State Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of the representation and warranty in Section 5.16, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Support Agreement and the transactions contemplated hereby or thereby, including the Merger, the restrictions on business combinations in Section 203 of the DGCL and any similar provisions in the Company Governing Documents and any other Takeover Statute. The Company is not party to or otherwise bound by any rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

Section 4.24. Related Party Transactions. Except (a) as set forth in the Company SEC Documents filed with the SEC prior to the date hereof and (b) any compensation or other employment arrangements entered into between the Company or any Company Subsidiary, on the one hand, and any director or officer thereof, on the other hand, in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and (i) any affiliate (including any officer or director) thereof (but not including any wholly-owned Subsidiary of the Company), on the other hand, or (ii) any beneficial owner, directly or indirectly, of 5% or more of the shares of Company Common Stock or any affiliate thereof, on the other hand.

Section 4.25. Finders and Brokers. Other than Goldman Sachs & Co. LLC (“Goldman Sachs”) and Citi, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Merger who is entitled to any fee or any commission in connection with this

Agreement or upon or a result of the consummation of the Merger. The aggregate amount of any fee or any commission payable by the Company or any Company Subsidiary to any investment banker, broker or finder in connection with this Agreement or upon or as a result of the consummation of the Merger is set forth in Section 4.25 of the Company Disclosure Letter. True and complete copies of the engagement letters with each of Goldman Sachs and Citi have been made available to Parent’s outside legal counsel prior to the date hereof.

Section 4.26. Outsourcing. The Company and the Company Subsidiaries are not a party to any Contract, arrangement or understanding for the provision of material third-party labor-, workforce-related or other outsourcing services.

Section 4.27. No Other Representations. In connection with the due diligence investigation of Parent by the Company, the Company received and may continue to receive from Parent certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding Parent, Parent’s Subsidiaries and their respective business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which the Company is familiar. Accordingly, except for the representations and warranties contained in Article V and in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, the Company acknowledges that neither Parent, Merger Sub nor any Representative of Parent makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Subsidiary thereof (including Merger Sub) or with respect to any other information provided or made available to the Company in connection with the Merger, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Merger or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article V and in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in (x) any Parent SEC Documents filed or furnished by Parent with the SEC on or after January 1, 2023 and publicly available prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the applicable section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article V for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth in this Article V.

Section 5.1. Qualification, Organization, etc. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate (a) a Parent Material Adverse Effect or (b) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date. Parent has filed with the SEC, prior to the execution hereof, a complete and accurate copy of the certificate of incorporation and bylaws of Parent as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents and the certificates of incorporation and bylaws of Merger Sub are in full force and effect and neither Parent nor Merger Sub is in violation of the Parent Governing Documents or its certificate of incorporation or bylaws, as applicable.

Section 5.2. Capitalization; Merger Sub.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 250,000,000 shares of Preferred Stock, par value $0.001 per share (“Parent Preferred Stock”). As of the Capitalization Date (i) 145,160,557 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in Parent’s treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding and (iv) Parent Equity Awards covering 7,068,757 shares of Parent Common Stock (assuming for this purpose that all applicable performance goals are achieved at the target level) were outstanding. All the outstanding shares of Parent Common Stock are, and all of the shares of Parent Common Stock that may be issued pursuant to the Parent Equity Awards, as amended from time to time, will be, if issued in accordance with the respective terms thereof (to the extent permitted by this Agreement), duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of the date of this Agreement, except as set forth in Section 5.2(a) and other than (i) issuances of shares of Parent Common Stock pursuant to the exercise or settlement, as applicable, of the Parent Equity Awards or (ii) the grant or issuance of Parent Equity Awards since the Capitalization Date: (A) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent is a party or is otherwise bound obligating Parent to (1) issue, transfer or sell, or make any payment with respect to, any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, (2) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment with respect to any shares of capital stock of Parent or securities convertible into, exchangeable for or exercisable for, or that correspond to or with a value that is linked to (including any “phantom” stock, “phantom” stock rights, stock appreciation rights, stock-based units or any other similar interests), such shares, or (3) redeem or otherwise acquire any shares of capital stock of Parent. As of the date of this Agreement, there are no outstanding obligations of Parent (v) restricting the transfer of, (w) affecting the voting rights of, (x) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (y) requiring the registration for sale of or (z) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of Parent. As of the date of this Agreement, there are no outstanding obligations of Parent (I) restricting the transfer of, (II) affecting the voting rights of, (III) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, or (IV) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock of Parent.

(c) All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent. Merger Sub does not have any outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

Section 5.3. Corporate Authority.

(a) Parent and Merger Sub have all requisite corporate or similar power and authority to execute and deliver this Agreement and to consummate the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated thereby, including the Merger, have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub and no other corporate or company proceedings (pursuant to the Parent Governing Documents or otherwise) on the part of Parent or Merger Sub are necessary to authorize the consummation of, and to consummate, the Merger, subject to adoption of this Agreement by First Advantage Holdings, LLC, an indirect, wholly owned Subsidiary of Parent, in its capacity as sole stockholder of Merger Sub with respect to the Merger, which will occur immediately following execution of this Agreement.

(b) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

Section 5.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the DGCL (including in connection with the filing of the Certificate of Merger), (ii) the filing of the Form S-4 and the Information Statement with the SEC and any amendments or supplements thereto, (iii) the Securities Act, (iv) the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (v) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Antitrust Laws, (vi) clearances or approvals required or advisable under any FDI Laws and (vii) any applicable requirements of NASDAQ, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by Parent and Merger Sub of the Merger, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (A) a Parent Material Adverse Effect or (B) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and, except as described in Section 5.4(a), the consummation of the Merger and compliance with the provisions hereof will not, (i) conflict with or result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or to which any of them is a party or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiary, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of (A) the Parent Governing Documents or (B) the organizational documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i), (ii)(B) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger prior to the Outside Date.

Section 5.5. SEC Reports and Financial Statements.

(a) Since June 25, 2021, Parent has timely filed or furnished (as applicable) all forms, statements, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, documents and reports, the “Parent SEC Documents”). As of their respective filing dates the Parent SEC Documents (including amendments) complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the applicable listing and corporate governance rules and regulations of NASDAQ, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, in each case, no representation or warranty is made as to the accuracy of any financial projection or forward looking statement or the completeness of any information filed or furnished by Parent with or to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. Since June 25, 2021, Parent has not received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or as of the date hereof has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein).

(b) The consolidated financial statements (including all related notes and schedules) of Parent included, or incorporated by reference, in the Parent SEC Documents when filed complied in all material respects with the applicable accounting requirements and complied as to form with the other applicable published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material) in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited financial statements, subject to normal and recurring year-end audit adjustments and to any other adjustment described therein permitted by the rules and regulations of the SEC; provided that, in each case, such adjustments would not be, individually or in the aggregate, material).

(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each Parent SEC Document containing financial statements that has been filed with the SEC was accompanied by any certifications required to be filed or furnished by Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or furnishing of each such certification, such certification complied with the applicable provisions of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received since June 25, 2021 written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC) where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 5.6. Internal Controls and Procedures. Parent has established and maintains, and at all times since June 25, 2021 has maintained (except as set forth in Parent SEC Documents filed with the SEC prior to the date hereof), disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since June 25, 2021, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the board of directors of Parent (the material circumstances of which (if any) have been made available to the Company prior to the date hereof) (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since June 25, 2021, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 5.7. No Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, except (a) as and to the extent specifically disclosed, or specifically reflected and reserved against, in Parent’s consolidated balance sheet (or the notes thereto) as of September 30, 2023 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred or which have been discharged or paid in full, in each case in the ordinary course of business since September 30, 2023 (other than any liability for any breaches of Contracts), (c) as expressly required or expressly contemplated by this Agreement and (d) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8. Absence of Certain Changes or Events. From September 30, 2023 through the date hereof, (a) there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (b) except for events giving rise to and the discussion and negotiation of this Agreement, the business of Parent and the Parent Subsidiaries has been conducted in all material respects in the ordinary course of business and (c) neither Parent nor Merger Sub has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of the Company under Section 6.2.

Section 5.9. Compliance with Law.

(a) Parent and each Parent Subsidiary are and have been since January 1, 2021 in compliance with and not in default under or in violation of any Laws applicable to Parent (including applicable Anti-Corruption Laws and Trade Controls), such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and the Parent Subsidiaries are and have been since January 1, 2021 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c) Parent is in compliance in all material respects with the applicable listing and other rules and regulations of NASDAQ.

Section 5.10. Litigation; Orders. There are no Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no outstanding or unsatisfied orders, judgments or decrees of or settlement agreements with any Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11. Information Supplied. The information relating to Parent and Merger Sub to be contained in, or incorporated by reference in, (a) the Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading and (b) the Information Statement (or any amendment or supplement thereto) will not, on the date the Information Statement is first mailed to the Company Stockholders or at the time the Information Statement (or any amendment or supplement thereto) is filed with the SEC, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Form S-4 or the Information Statement based upon information supplied by or on behalf of the Company.

Section 5.12. Financing.

(a) Parent has delivered to the Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof, by and among Parent and the financial institutions party thereto including all exhibits, schedules and annexes to such letter in effect as of the execution and delivery of this Agreement and (ii) the executed fee letters related thereto (together, the “Debt Commitment Letter,” and, subject to the last sentence of Section 7.13(c), the provision of funds as set forth therein, the “Financing”) (it being understood that such fee letters have been redacted to remove fees, the rates and amounts in the “market flex,” if any, and other economic terms that would not adversely affect the amount, conditionality, availability or termination of the Financing). As of the execution and delivery of this Agreement, other than the Debt Commitment Letter, there are no side letters or other written agreements, contracts or arrangements that impose conditions or other contingencies related to the funding of the full amount of the Financing. As of the execution and delivery of this Agreement, there are no conditions or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement. As of the execution and delivery of this Agreement, the Debt Commitment Letter represents (A) a valid, binding and enforceable obligation of Parent and (B) to the Knowledge of Parent, a valid, binding and enforceable obligation of each other party thereto, in the case of each of clauses (A) and (B), except as may be limited by the Enforceability Limitations. As of the execution and delivery of this Agreement, (1) the Debt Commitment Letter has not been amended, restated, supplemented or otherwise modified, or compliance with any of the terms waived and (2) no commitment under the Debt Commitment Letter has been withdrawn, terminated or rescinded in any respect. Parent or the Parent Subsidiaries have fully paid (or caused to be paid) any and all commitment fees and other amounts that are required to be paid pursuant to the terms of the Debt Commitment Letter on or prior to the execution and delivery of this Agreement, and will fully pay (or cause to be paid) any such amounts due at or before the Effective Time. As of the execution and delivery of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would reasonably be expected to (x) constitute a breach or default on the part of Parent or, to the Knowledge of Parent, any other party to the Debt Commitment Letter, (y) to the Knowledge of Parent, provide a basis for termination of the Debt Commitment Letter by any other party thereto, or (z) result in a failure of any condition to the funding of the full amount of the Financing or otherwise result in any portion of the Financing being unavailable at the Effective Time. Assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Parent has no reason to believe that any of the conditions to funding set forth in the Debt Commitment Letter will not be satisfied, nor does Parent have knowledge, as of the execution and delivery of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Commitment Letter.

(b) Assuming the accuracy of the representations and warranties set forth in Article IV and the Company’s compliance with its obligations in this Agreement, the proceeds of the Financing, if funded, together with any available cash of Parent, the Company and their respective Subsidiaries, shall constitute sufficient funds for Parent and Merger Sub to (i) make all cash payments contemplated to be made by them under this Agreement at the Closing in connection with the Merger (including the repayment or prepayment of the obligations under the Company Credit Agreement in an amount up to the obligations (other than obligations which, by the terms of the Company Credit Agreement (and any related loan documents), survive termination thereof) outstanding thereunder as of the date hereof plus any additional amounts permitted to be incurred thereunder after the date hereof in accordance with the terms of this Agreement) and (ii) pay all related fees and expenses required to be paid by them on the Closing Date (the “Financing Amounts”).

Section 5.13. Solvency. Assuming (a) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2, (b) the representations and warranties of the Company set forth in this Agreement are true and correct in all material respects (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) and (c) the estimates, projections and other forecasts and plans of the Company that have been made available to Parent and Merger Sub prior to the date of this Agreement have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, reasonable, after giving effect to the Merger, payment of all related fees and expenses and consummation of the Merger (including the incurrence of the Financing to the extent required to consummate the Merger), Parent and its Subsidiaries, taken as a whole, will be Solvent as of and immediately following the Closing.

Section 5.14. Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Merger who is entitled to any fee or any commission for which the Company or any of the Company Subsidiaries would be responsible prior to the Closing in connection with this Agreement or upon consummation of the Merger based on arrangements made by Parent or a Parent Subsidiary.

Section 5.15. No Merger Sub Activity. Since its date of incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Merger.

Section 5.16. Ownership. Neither Parent nor Merger Sub is an “interested stockholder” of the Company, as such term is defined in Article X of the Company Certificate.

Section 5.17. No Other Representation. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, the Company Subsidiaries and their respective business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar. Accordingly, except for the representations and warranties contained in Article IV and in any certificate delivered by the Company to Parent or Merger Sub under this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any Representative of the Company makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent or Merger Sub in connection with the Merger, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Merger or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and in any certificate delivered by the Company to Parent or Merger Sub under this Agreement.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1. Conduct of Business by the Company Pending the Closing; Notification of Certain Matters.

(a) The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except (I) as set forth in Section 6.1 of the Company Disclosure Letter, (II) as specifically required by this Agreement, (III) as required by applicable Law or (IV) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (1) shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business and use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses and (y) preserve its and their present relationships with key customers, suppliers, vendors, distributors, licensors, licensees, Governmental Entities, employees and other Persons with whom it and they have material business relations and (2) shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(i) amend, modify, waive, rescind or otherwise change the Company’s or any Significant Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents or the certificate of incorporation, bylaws or equivalent organizational document of any other Company Subsidiary in any material respect;

(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except for dividends and distributions paid or made by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, in each case, in the ordinary course of business;

(iii) enter into any agreement and arrangement with respect to voting or registration, or file any registration statement with the SEC (other than a registration statement on Form S-8 with respect to the 2021 Company Equity Plan and the Company ESPP) with respect to any, of its capital stock or other equity interests or any other securities;

(iv) other than as specifically permitted by clause (4) of Section 6.1(a)(2)(v)(B), adjust, split, combine, subdivide, reduce or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests or any rights, warrants or options to acquire any such shares of capital stock or other equity interests, except for any such transaction involving only wholly-owned Company Subsidiaries in the ordinary course of business;

(v) (A) grant any Company Option or (B) issue, deliver, grant, sell, dispose of or encumber, or authorize the issuance, delivery, grant, sale, disposition or encumbrance of, any shares of capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest, or any Company Equity Award, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award, other than (1) subject to Section 6.1(c), issuances of Company Common Stock in respect of any exercise of Company Options outstanding as of the date hereof or the vesting or settlement of Company Equity Awards outstanding as of the date hereof, in all cases in accordance with their respective terms in effect on the date hereof, (2) the issuance of up to such number of shares of Company Common Stock pursuant to the terms of the Company ESPP in respect of the Current ESPP Offering Period as is set forth in Section 6.1(a)(2)(v) of the Company Disclosure Letter, (3) the grant of awards or issuance of up to such number of shares of Company Common Stock pursuant to the terms of the 2021 Company Equity Plan as is set forth in Section 6.1(a)(2)(v) of the Company Disclosure Letter, (4) the issuance, withholding and retaining of shares of Company Common Stock in connection with the net settlement of Company Restricted Stock Awards, Company RSU Awards and Company Options to pay any applicable exercise or purchase price and taxes, and (5) transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business;

(vi) except as specifically required by the terms of any Company Benefit Plan in effect as of the date of this Agreement and subject to the restrictions and limitations set forth in Section 6.1(a)(2)(v), (A) increase the salaries, wages, bonuses, or any other compensation or benefits payable or to become payable to any of its directors, executive officers, employees or other service providers, other than solely with respect to increases to the base compensation (1) of employees at or below the level of vice president in the ordinary course of business in connection with periodic reviews or promotions and (2) which increases (x) would not result in an annualized increase in aggregate base compensation with respect to all Company Employees in excess of the amount set forth in Section 6.1(a)(2)(vi)(A) of the Company Disclosure Letter and (y) shall be consistent with past practice with respect to individual increases in base compensation, (B) grant to any of its directors, executive officers, employees or other service providers any rights to severance or termination pay or provide for any increase thereto, other than in the ordinary course of business and, with respect to U.S.-based employees, solely in accordance with the Company’s Severance Plan set forth in Item 8 of Section 4.10(a) of the Company Disclosure Letter; (C) pay or award, or commit to pay or award, (1) any ordinary course bonuses or similar incentive compensation in excess of the amounts set forth in Section 6.1(a)(2)(vi)(C)(1) of the Company Disclosure Letter or (2) any retention, change in control, “deal” or similar bonuses to any of its directors, executive officers, employees or other service providers or provide for any increase thereto, other than any such payments or awards to any employees below the Senior Leadership Team, in an aggregate amount not in excess of the amount set forth in Section 6.1(a)(2)(vi)(C)(2) of the Company Disclosure Letter; (D) establish, adopt, enter into, amend or terminate any Company Benefit Plan, other than in the ordinary course of business; (E) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan related to Company Equity Awards; (F) terminate the employment of any employees at the level of the Senior Leadership Team other than for cause or due to permanent disability; (G) hire any new employees at the level of the Senior Leadership Team other than to replace any such person whose employment is terminated by such person voluntarily or for cause or due to permanent disability; provided that (I) the Company shall not be permitted to hire a new Chief Financial Officer of the Company until May 15, 2024, the total target compensation (defined, for purposes of this clause (G), to include only annual base salary and annual target bonus) of any such newly hired Chief Financial Officer of the Company shall not exceed the total target compensation of the employee such newly hired employee was hired to replace (such total target compensation of the employee being replaced, the “Replacement Target Compensation”) by more than 25% and any such newly hired Chief Financial Officer of the Company shall not be entitled to any severance rights related to any termination of employment that occurs on or before February 28, 2025 (and any such severance rights shall be consistent with the severance rights of the employee such newly hired Chief Financial Officer of the Company was hired to replace) and (II) the total target compensation of any other such newly hired employee shall not exceed the Replacement Target Compensation by more than 10% and any severance rights granted to any other such newly hired employee shall be consistent with the severance rights of the employee such newly hired employee was hired to replace; and provided, further, that any equity award made to any such newly hired Chief Financial Officer of the Company or other newly hired employee shall be subject to the equity award pool set forth in

Section 6.1(a)(2)(v)(B) of the Company Disclosure Letter; or (H) provide any funding for any rabbi trust or similar arrangement;

(vii) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for (A) any acquisitions of, any equity interests in or all or a material portion of the assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations or (B) acquisitions of material assets, except for, or with respect to, in each case, (1) transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business, (2) with respect to clause (B) only, acquisitions of supplies or equipment in the ordinary course of business, or (3) with respect to clause (B) only, capital expenditures permitted by Section 6.1(a)(2)(xii);

(viii) liquidate (completely or partially), dissolve, merge, consolidate, restructure, recapitalize or effect any other reorganization or similar transaction (including any restructuring, recapitalization, or reorganization between or among any of the Company and the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (it being understood that maintaining accounts receivable in the ordinary course of business shall not be considered to be the making of a loan or advance), except for (A) loans, advances, or capital contributions solely among the Company and its wholly-owned Company Subsidiaries or solely among the Company’s wholly-owned Company Subsidiaries in the ordinary course of business and (B) advances to directors, officers or managers pursuant to any indemnification or advancement obligations in the Company Certificate, the Company Bylaws, the governing documents of any Company Subsidiary, or any indemnification agreement set forth in Section 7.4 of the Company Disclosure Letter;

(x) sell, lease, license, pledge, assign, transfer, exchange, swap, allow to lapse or expire, or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets (including shares in the capital of the Company Subsidiaries), except (A) sales of products or services in ordinary course commercial transactions, (B) dispositions of obsolete, damaged, worn-out or surplus equipment or property no longer necessary in the conduct of the business or other immaterial equipment or property (but excluding any consolidation of platforms), in each case, in the ordinary course of business, (C) leases or subleases of real property or interests therein not used for the conduct of the Company’s or the Company Subsidiaries’ business, as currently conducted, in each case in the ordinary course of business, (D) with regard to Company Intellectual Property Rights, (1) non-exclusive licenses in the ordinary course of business, (2) the disposition of immaterial Company Intellectual Property Rights, or (3) natural expirations of Company Registered Intellectual Property in accordance with their statutory terms and (E) pursuant to transactions solely between the Company and a wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries in the ordinary course of business;

(xi) subject to the proviso to this Section 6.1(a)(2)(xi), other than in the ordinary course of business, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract and under which the Company or a Company Subsidiary will make payments in excess of $2,500,000 during the 12 months following execution thereof, (B) materially modify, materially amend, extend, renew or terminate any Material Contract, (C) waive or release any material rights or claims under any Material Contract, (D) assign any material rights or claims under any Material Contract or (E) grant any material (measured relative to amounts the Company or a Company Subsidiary will pay or receive under such Material Contract) refunds, discounts, credits, rebates or allowances to customers other than in the ordinary course of business; provided that, notwithstanding the foregoing, neither the Company nor a Company Subsidiary may (1) extend or renew the term of any Specified Contract to be in excess of 12 months following the end of the term of such Specified Contract as of the date of this Agreement or (2) modify or amend any Specified Contract so as to provide for new annual minimum commitments that exceed by more than 10% such annual minimum commitments of such Specified Contract as of the date of this Agreement;

(xii) make any capital expenditure (including capitalized software development costs), enter into agreements or arrangements providing for capital expenditure (including capitalized software development costs) or otherwise commit to do so, except for capital expenditures not to exceed by more than 30% the amounts (prorated as necessary for any partial year) set forth in (A) for the fiscal year ended December 31, 2024, the annual capital budget for the fiscal year ended December 31, 2024 approved by the Company Board of Directors prior to the date hereof and which such budget is set forth in Section 6.1(a)(2)(xii) of the Company Disclosure Letter or (B) for the fiscal year ended December 31, 2025, the annual capital budget for the fiscal year ended December 31, 2025 that is specifically reflected in the Company’s long-range plan and which such plan is set forth in Section 6.1(a)(2)(xii) of the Company Disclosure Letter;

(xiii) waive, release, assign, compromise, forgive any amount owed to the Company other than in respect of immaterial sums in the ordinary course of business or settle any Proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of Proceedings: that (A) (1) are for an amount for each such compromise or settlement that is, individually, less than $250,000 (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights) and for all such compromises or settlements that is, in the aggregate, less than $10,000,000 (net of any proceeds actually received in connection therewith pursuant to any applicable insurance coverage or actually recovered pursuant to any indemnification rights), (2) does not impose any injunctive relief on the Company or any of the Company Subsidiaries (other than (A) confidentiality and non-disparagement restrictions and covenants not to sue that are, in each case, customary and ancillary to the monetary relief granted and (B) requirements that the Company or any Company Subsidiaries comply with applicable Law) and does not involve the admission of wrongdoing by the Company, any Company Subsidiary or any of their respective officers, directors or employees, (3) does not provide for the license of (or grant of any other rights in or to use) any Company Intellectual Property Rights or Company Technology, except to the extent otherwise permitted herein, and (4) does not relate to claims, litigations, investigations or proceedings brought by Governmental Entities, other than solely in their capacities as customers of the Company’s or the Company Subsidiaries’ products and services or in connection with ordinary course examinations or audits that do not target the Company or the Company Subsidiaries, or (B) are Tax audits, claims, litigations, investigations, or other proceedings (it being understood that such audits, claims, litigations, investigations, or other proceedings are subject to the restrictions contained in Section 6.1(a)(2)(xviii));

(xiv) modify any policies or practices with respect to Personal Data (or the Processing thereof) or AI Technology, or the operation or security of any Company Technology, in each case, in any manner that is materially adverse to the business of the Company or Company Subsidiaries, except as required by applicable Law or to comply with ethical best practices;

(xv) make any material change in financial accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, in each case, except as required by GAAP or, in the case of any applicable Company Subsidiaries, International Financial Reporting Standards or other recognized accounting standards or principles in non-U.S. jurisdictions applicable to such Company Subsidiaries or applicable Law;

(xvi) recognize any labor union, labor organization, works council, trade union, labor association or other employee representative as the representative of any employees involved in the operations of the Company or any Company Subsidiary or enter into any collective bargaining agreement or any material agreement with any labor union, labor organization, works council, trade union, labor association or other employee representative, except as required by applicable Law;

(xvii) implement or announce any material group reductions in force, including those that trigger the WARN Act;

(xviii) other than in the ordinary course of business (A) make, change or revoke any material Tax election, or adopt or change any material Tax accounting period or material method of Tax accounting,

(B) amend any material Tax Return, (C) file any material Tax Return in a manner that is materially inconsistent with past practices of the Company or the applicable Company Subsidiary (except to the extent required by applicable Law), (D) settle or compromise any material Tax audit, claim or other proceeding for an amount materially in excess of the amount accrued or reserved therefor in the most recent consolidated financial statements of the Company included, or incorporated by reference, in the Company SEC Documents prior to the date of this Agreement, (E) enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (F) surrender any right to claim a material refund of Taxes, (G) initiate any voluntary disclosure with or request any material ruling from any Governmental Entity with respect to Taxes; (H) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than pursuant to automatic extensions of time to file Tax Returns) or (I) fail to timely file any material Tax Return or pay any material Taxes when due;

(xix) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness, or otherwise issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness among the Company and wholly-owned Subsidiaries of the Company or among wholly-owned Subsidiaries of the Company, in each case made in the ordinary course of business, (B) guarantees by the Company of Indebtedness (incurred in compliance with this Agreement) of wholly-owned Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness (incurred in compliance with this Agreement) of the Company or any wholly-owned Subsidiary of the Company, in each case made in the ordinary course of business, and (C) indebtedness for borrowed money under the Revolving Credit Facility (as defined in the Company Credit Agreement) in the ordinary course of business, so long as such indebtedness (1) can be prepaid at par at any time without premium or penalty and (2) is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise); provided that, reasonably in advance of incurring indebtedness for borrowed money pursuant to Section 6.1(a)(2)(xix)(C) that would reasonably be expected to exceed $10,000,000 in the aggregate (together with all other borrowings after the date of this Agreement pursuant to Section 6.1(a)(2)(xix)(C)), the Company shall provide Parent with written notice of such planned incurrence;

(xx) other than in the ordinary course of business, (A) enter into any transactions or Contracts with (1) any affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC or (2) any Person who beneficially owns, directly or indirectly, more than 5% of the outstanding shares of Company Common Stock or any affiliate thereof, (B) amend, modify, terminate or waive any material right or material obligation under any Contract of the type described in clause (A) of this Section 6.1(a)(2)(xx) (whether in existence prior to the date hereof or entered into following the date hereof), (C) settle or compromise any pending or threatened Proceeding or any other dispute with any Person of the type described in clause (A) of this Section 6.1(a)(2)(xx) or (D) make any payment to any Person of the type described in clause (A) of this Section 6.1(a)(2)(xx); provided, however, that, for the avoidance of doubt, the performance by the Company of any Contract in existence on the date of this Agreement in accordance with the express terms thereof shall not be restricted by this Section 6.1(a)(2)(xx);

(xxi) cancel any of the Company’s or the Company Subsidiaries’ material insurance policies or fail to pay the premiums on the Company’s or its Subsidiaries’ material insurance policies, other than any cancellation or termination of such policy in the ordinary course of business (including outside normal cycles, if reasonably deemed in good faith to be beneficial to the Company) (it being understood that any such canceled or terminated policies shall be promptly replaced by policies having terms and conditions (including retentions, limits and scopes of coverage) that are no less favorable to the Company and the Company Subsidiaries in any material respect than such canceled or terminated policies), or fail to maintain such insurance policies in a manner that is consistent with the ordinary course of business;

(xxii) (A) acquire any real property, dispose of any real property or enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) for annual rent payments in excess of $500,000 or for a term that is longer than three years, (B) materially modify or materially amend or exercise any right to renew any Company Lease or other lease or sublease of real property (except as set forth in clause (C) of this Section 6.1(a)(2)(xxii)) or waive any term or condition thereof or grant any consents thereunder or (C) fail to use reasonable best efforts to renew the Company Leases set forth in Section 6.1(a)(2)(xxii) of the Company Disclosure Letter; provided that, such renewal is on terms no less favorable to the Company and the Company Subsidiaries than the terms in effect as of the date hereof;

(xxiii) voluntarily terminate, materially modify or waive in any material respect any material right under any material Company Permit;

(xxiv) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxv) apply for, seek or obtain any Company Permit that would prevent, materially delay or materially impede the Merger, it being understood that the Company shall notify, and consult in good faith with, Parent prior to applying for, seeking or obtaining any Company Permit that would require Parent or any of its affiliates to make any filing with, or provide any notice or disclosure to, any Governmental Entity;

(xxvi) pay or agree to pay an aggregate amount of fees or commissions to investment bankers, brokers or finders in connection with this Agreement or upon or as a result of the consummation of the Merger in excess of the amount forth in Section 6.1(a)(2)(xxvi) of the Company Disclosure Letter; or

(xxvii) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

(b) The Company shall give prompt written notice to Parent: (i) of any notice or other communication received by the Company or any Company Subsidiary from any Governmental Entity in connection with this Agreement or the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) of any Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiaries or otherwise relating to, involving or affecting the Company or any Company Subsidiaries, in each case in connection with, arising from or otherwise relating to the Merger, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.1(b) shall not cure any breach of any representation or warranty hereunder or otherwise limit the remedies available hereunder to any Party.

(c) Immediately following the satisfaction or, to the extent permitted by applicable Law, waiver in writing by the applicable Party or Parties of the last of the conditions set forth in Article VIII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), the Company shall, and shall cause the Company Subsidiaries to, take such actions as are necessary under the Company Equity Plans to (i) suspend the ability of participants thereunder to exercise Company Options and (ii) otherwise not allow for the issuance of Company Common Stock in respect of any exercise of Company Options.

Section 6.2. Conduct of Business by Parent Pending the Closing.

(a) Parent agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, except (1) as set forth in Section 6.2 of the Parent Disclosure Letter, (2) as specifically required by this Agreement, (3) as required by applicable Law or (4) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not:

(i) amend, modify, waive, rescind or otherwise change the Parent Governing Documents in a manner that would adversely affect in any material respect the Company or the Company Stockholders in a manner disproportionate to Parent and its stockholders or in a manner that would reasonably be expected to materially delay or prevent the consummation of the Merger;

(ii) adopt or enter into a plan of, or any Contract in respect of, complete or partial liquidation, dissolution, amalgamation, consolidation, merger, reorganization or recapitalization of Parent, other than with respect to the Merger or any transaction that does not adversely affect the ability of any of Parent or Merger Sub to consummate the Merger;

(iii) authorize, declare, set aside, make or pay any special cash dividends on its outstanding shares of Parent Common Stock;

(iv) split, combine, subdivide or reclassify any of its capital stock; or

(v) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 6.3. No Solicitation by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company agrees that it shall not, and the Company shall cause the Company’s Subsidiaries not to, and the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal, other than to state that the Company and its Representatives are prohibited hereunder from engaging in any such discussions or negotiations, (iii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (v) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within 10 business days after Parent’s written request that the Company do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such 10 business day period, (vi) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.3) (a “Company Acquisition Agreement”), (vii) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any Contract to reimburse any third party for costs, expenses or other liabilities incurred in connection with making (or evaluating for the purpose of making) a potential Acquisition Proposal or (viii) agree to or authorize, in writing or otherwise, any of the foregoing actions (any act described in clauses (iii), (iv), (v), (vi), (vii) and, to the extent relating to any of the foregoing clauses, (viii), a “Change of Recommendation”). The Company shall, and the Company shall cause the Company’s Subsidiaries to, and the Company shall cause its and the Company Subsidiaries’ respective Representatives to, immediately following the date hereof cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. Promptly following the date hereof (and in any event within three business days following the date hereof), the Company shall (A) request in writing that each Person (other than Parent) that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal within three years prior to the date hereof promptly destroy or return to the Company all nonpublic information furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement, and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by any such Person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may, without the prior written consent of Parent but with written notice to Parent, waive such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable Person (if it has not been solicited in breach of this Section 6.3(a)) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent, in each case as contemplated by this Section 6.3. Effective from and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, the Company hereby releases Parent from its obligation to comply with the standstill provision contained in Section 10 of the Confidentiality Agreement. For purposes of this Section 6.3, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, (1) any violation of the restrictions set forth in this Section 6.3 by the Company Board of Directors (including any committee thereof), by any of the Company’s officers, by any of the Company’s Subsidiaries or by any of their respective Representatives shall be a breach of this Section 6.3 by the Company and (2) any notices required to be made to Parent pursuant to this Section 6.3 shall not, in and of themselves, be deemed to be a Change of Recommendation so long as such notices are delivered privately to Parent.

(b) Notwithstanding the limitations set forth in Section 6.3(a), if, prior to the Company Acquisition End Time, the Company receives a bona fide written Acquisition Proposal after the date hereof that did not result from a breach (irrespective of whether such breach is a de minimis and unintentional breach) of Section 6.3(a), (i) the Company and such Representatives may contact the third party making such Acquisition Proposal solely to inform such Person of the existence of the provisions in this Section 6.3 or (ii) if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, then, until the Company Acquisition End Time, the Company may take the following actions: (A) furnish nonpublic information with respect to the Company to the Person making such Acquisition Proposal (and its Representatives (and its financing sources)), if, and only if, prior to so furnishing such nonpublic information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such Person or its Representatives, any non-public information furnished to such other Person or its Representatives that was not previously furnished to Parent, and (B) engage in discussions or negotiations with such Person (and its Representatives (and its financing sources)) with respect to such Acquisition Proposal.

(c) The Company shall promptly (and in any event within six hours after such receipt) notify Parent of any receipt by any director or officer of the Company or by any of the Company’s Subsidiaries, or its or their respective Representatives, of any Acquisition Proposal or any proposals or inquiries that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any Person who has made or could reasonably be expected to make an Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 6.3, the Company shall keep Parent adequately informed on a current basis of the status and material terms, including any material amendments or proposed amendments to such material terms (with any amendments or proposed amendments to economic terms being deemed material for this purpose) of any such Acquisition Proposal or potential Acquisition Proposal and keep Parent adequately informed on a current basis as to the nature of any information requested of the Company with respect thereto. Without limiting the Company’s other obligations under this Section 6.3, the Company shall substantially concurrently provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Acquisition Proposal that was not previously provided to Parent. Without limiting the foregoing, the Company shall promptly (and in any event within six hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.3(b). Unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall not take any action to exempt any Person other than Parent, Merger Sub or their affiliates and associates from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Company Governing Documents, or otherwise cause such restrictions not to apply (other than actions consistent with actions taken in connection with the Support Agreement prior to the approval of any Merger). The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3.

(d) Notwithstanding anything in this Section 6.3 to the contrary, but subject to Section 6.3(e) and Section 6.3(f), at any time prior to the Company Acquisition End Time, the Company Board of Directors may make a Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.1(i) in order to enter into a definitive agreement providing for an Acquisition Proposal (that did not result from a breach (other than a de minimis and unintentional breach) of Section 6.3(a)), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors is a Superior Proposal, if the Company Board of Directors has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Prior to the Company taking any action permitted under Section 6.3(d), the Company shall provide Parent with four business days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including true and complete copies of any proposed definitive documentation (including any related financing commitments, fee letters and other transaction documents received by the Company), or, if no such documentation exist, a written summary of the proposed material terms and conditions. During such four business day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and no later than 11:59 p.m. New York City time at the end of such four business day period the Company Board of Directors again makes all of the required determinations under Section 6.3(d) (after in good faith taking into account the amendments proposed by Parent and all other relevant factors (including the transaction consideration, conditionality, timing, certainty of financing and regulatory approvals and likelihood of consummation) relating to the terms and conditions of such Acquisition Proposal as compared to the amended terms and conditions of this Agreement). With respect to this Section 6.3(e), if there are any material amendments, revisions or changes to the terms of any such Superior Proposal (including any revision to the amount, form or mix of consideration the Company Stockholders would receive as a result of the Superior Proposal), the Company shall comply again with this Section 6.3(e) with references to the applicable four business day period being replaced by two business days.

(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Acquisition Proposal, (iii) making any factually accurate public statement that solely describes the Company’s receipt of an Acquisition Proposal, the terms thereof and the identity of the person making such Acquisition Proposal, and the operation of this Agreement with respect thereto or (iv) making any disclosure to the Company Stockholders, if the Company Board of Directors determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to so disclose would be reasonably likely to constitute a breach of the fiduciary duties of the Company Board of Directors under applicable Law; provided that, in each case, any such disclosure also includes an express reaffirmation of the Company Board Recommendation. For the avoidance of doubt, this Section 6.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Change of Recommendation except to the extent expressly permitted by Section 6.3(d) and Section 6.3(e).

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours and upon reasonable advance notice to the Company’s and the Company Subsidiaries’ offices, properties, Contracts, personnel, data, books and records, including Tax Returns (so long as any such access does not unreasonably interfere with the Company’s business) and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish as promptly as practicable to Parent all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 7.1 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided, however, that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which would be reasonably likely to violate applicable Law (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law) or (iii) the disclosure of which would be reasonably likely to cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such disclosure to the maximum extent that does not jeopardize such attorney-client, attorney work product or other legal privilege); provided, however, that such access and information shall be disclosed or granted, as applicable, to counsel for Parent to the extent reasonably required for the purpose of obtaining required approvals or consents, or making filings or providing notices, subject to prior execution of a common interest or joint defense agreement in customary form. Parent and the Company will cooperate to minimize to the extent reasonably practicable any unnecessary disruption to the businesses of the Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Any access to any properties or facilities of the Company or any Company Subsidiary shall be subject to the Company’s reasonable security measures and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including any Phase I or Phase II environmental assessments.

(b) Each of the Company and Parent will hold, and will cause its Representatives and Subsidiaries to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) Promptly following the date hereof, Parent and the Company shall establish a transition and integration planning team (the “Integration Committee”), comprised of (i) a designated representative of Parent and (ii) a designated representative of the Company. The chair of the Integration Committee will be a designated representative of Parent. Subject to applicable Law, the Integration Committee shall discuss and plan for a transition and integration planning process concerning the combination of the operations of Parent, the Company and their respective Subsidiaries after the Closing (the “Integration Plan”), and shall meet from time to time, as reasonably requested by Parent. Notwithstanding anything in this Section 7.1(c) to the contrary and without limiting any of the obligations of the Company or any Company Subsidiary contained elsewhere in this Agreement, prior to the Effective Time, none of the Company nor any of the Company Subsidiaries shall be obligated to take any action, or to refrain from taking any action, as a result of any of the discussions or meetings of the Integration Committee or otherwise in connection with the Integration Plan or otherwise, unless such actions are contingent upon the occurrence of the Closing and compliant with all applicable Laws.

Section 7.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Merger as promptly as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations (collectively, “Approvals”) necessary or advisable to be obtained from any Governmental Entity in order to consummate the Merger as promptly as practicable after the date hereof, and (ii) taking all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable after the date hereof.

(b) In furtherance and not in limitation of the obligations in Section 7.2(a), each Party agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable, and in any event within 10 business days after the execution of this Agreement (unless a later date is mutually agreed between the Parties), and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and (ii) make the filings set forth in Section 7.2(b) of the Company Disclosure Letter as promptly as practicable and advisable after the date hereof, and to supply as promptly as practicable and advisable any additional information and documentary materials that may be requested under any Antitrust Law or FDI Laws. Parent shall bear all filing fees for the filings required under any Antitrust Law or FDI Law; provided that, for the avoidance of doubt, the Company and Parent shall each bear its own advisor and other fees incurred in connection with any applications and filings required under applicable Antitrust Laws or FDI Laws.

(c) Notwithstanding anything in this Agreement to the contrary, in order to eliminate any impediments and resolve any objections asserted by any Governmental Entity with respect to the Merger under Antitrust Laws other than the Antitrust Laws of the jurisdictions set forth in Section 7.2(c) of the Company Disclosure Letter, Parent hereby agrees to propose, execute, carry out or agree to divest businesses or assets solely to the extent any such divestiture would not reasonably be expected to have, individually or in the aggregate, a material impact on the Company and its Subsidiaries, taken as a whole, or on the existing business of Parent and its Subsidiaries, taken as a whole.

(d) With regard to any Governmental Entity, neither the Company nor any of its affiliates shall, without Parent’s written consent, discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s or its Subsidiaries’ freedom of action with respect to, or Parent’s or its Subsidiaries’ ability to retain any of the businesses, product lines or assets of the Company and the Company Subsidiaries or otherwise receive the full benefits of this Agreement and the transactions contemplated hereby.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other Person is instituted (or threatened to be instituted) challenging any of the Merger as violative of any Antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger. Subject to the terms of this Agreement, Parent shall be entitled to direct the defense of the Merger in any investigation or litigation by, or negotiations with, any Governmental Entity or other Person relating to the Merger or regulatory filings under applicable Law; provided that Parent shall reasonably consult with the Company, taking in good faith any comments of the Company, before making any material decisions in connection with such defense or negotiations.

(f) Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in this Section 7.2 to obtain all Approvals for the Merger under the HSR Act or any other Antitrust Law or FDI Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and (iii) permit the other Party a reasonable opportunity to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i) through (iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date hereof and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2(f) as “Antitrust Counsel Only Material” or “FDI Counsel Only Material.” Notwithstanding anything in this Agreement to the contrary (but without limiting Parent’s obligation to use reasonable best efforts to take all steps as may be necessary, subject to the limitations in this Section 7.2, to obtain all required Approvals as promptly as reasonably practicable and subject to and without modifying or limiting Parent’s obligations under this Section 7.2(f)), Parent will control the ultimate strategy and timing for securing approvals and expiration of relevant waiting periods under the Antitrust Laws and the FDI Laws, taking into account in good faith any comments of the Company or its Representatives relating to such strategy.

(g) Each of the Parties hereto agrees that, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.1, it shall not, and shall ensure that none of its Subsidiaries shall, take any action, including undertaking a corporate reorganization or consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, merger or other business combination that would reasonably be expected to materially delay or prevent the consummation of the Merger, including by triggering additional mandatory filing obligations under FDI Laws.

Section 7.3. Publicity. Between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger or this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside legal counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger or this Agreement, in which event such Party shall use reasonable best efforts, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (a) neither Party shall be required by this Section 7.3 to provide any such review or comment to the other in connection with the Company’s receipt of (and the existence of) an Acquisition Proposal or a Change of Recommendation and matters directly related thereto and (b) the Parties shall not be required by this Section 7.3 to provide any such review or comment to the other Party to the extent that such release, announcement or disclosure relates to any dispute between the Parties relating to this Agreement; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements (including in investor telephone calls or conferences and communications filed with the SEC pursuant to Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act) made by Parent or the Company in compliance with this Section 7.3.

Section 7.4. D&O Insurance and Indemnification.

(a) For six years from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and managers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs (including reasonable attorneys’ fees) and expenses (including advancing costs (including reasonable attorneys’ fees) and expenses) prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Company Governing Documents (provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding, whether civil, criminal, administrative or investigative process, in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger), whether asserted or claimed prior to, at or after the Effective Time, by reason of the fact of such Indemnified Party’s serving or having served as an officer, director or manager of the Company or any such Company Subsidiary, to the fullest extent permitted by applicable Law and the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with any Indemnified Party set forth in Section 7.4 of the Company Disclosure Letter. The Parties agree that the foregoing rights to indemnification and advancement shall also apply with respect to any action to enforce this provision and that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents) or in any indemnification agreement in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with the terms thereof.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and (ii) any indemnification agreement of the Company or a Company

Subsidiary with any Indemnified Party set forth in Section 7.4 of the Company Disclosure Letter, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and managers and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger).

(c) At or prior to the Effective Time, the Company (or, at Parent’s election, Parent) shall purchase a six-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount.

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.4. The rights and obligations under this Section 7.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 7.4, each of whom may enforce the provisions thereof.

Section 7.5. Takeover Statutes. The Company shall (a) take all actions necessary so that no Takeover Statute is or becomes applicable to this Agreement, the Support Agreement or any of the transactions contemplated hereby or thereby, including the Merger, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Merger and the transactions contemplated by the Support Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, the Support Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on this Agreement or the Support Agreement and the transactions contemplated hereby or thereby, including the Merger. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to this Agreement, the Support Agreement or any of the Merger.

Section 7.6. Obligations of Parent. Parent shall take all action necessary to cause Merger Sub to perform their respective obligations under this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement.

Section 7.7. Employee Matters.

(a) Parent shall, or shall cause its Subsidiaries to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended if and as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and until the Benefits Maintenance Date, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to the Effective Time, (ii) at least the same annual target cash incentive compensation opportunity as in effect for such Continuing Employee immediately prior to the Effective Time (excluding, for the avoidance of doubt, any change-in-control, transaction and retention bonus payments), (iii) health and welfare benefits (excluding severance but including paid time off) that are no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries, and (iv) severance benefits that are the greater of the severance benefits (A) for which such Continuing Employee was eligible under the Company Benefit Plans in effect as of the date of this Agreement as set forth in Section 7.7(a) of the Company Disclosure Letter and (B) provided to similarly situated employees of Parent and its Subsidiaries.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (including severance and paid time off) (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time (including, for avoidance of doubt, any service credit provided by the Company or its Subsidiaries to such Continuing Employee in connection with acquisitions occurring prior to the Effective Time); provided that the foregoing shall not apply with respect to eligibility to participate or benefit accrual under any defined benefit pension plan or any postemployment health or welfare plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plan is of the same type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) (A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (B) Parent and its applicable Subsidiary shall use reasonable best efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) If, at least 45 business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence reasonably satisfactory to Parent that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors at least two business days prior to the day on which the Effective Time occurs; provided that prior to terminating the Company’s 401(k) plan, the Company shall provide Parent with the form and substance of any applicable resolutions for review (and the Company shall consider any of Parent’s comments in good faith). If the Company 401(k) plan is terminated pursuant to this Section 7.7(a), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans, to Parent’s 401(k) plan.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of

Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee, or any collective bargaining agreement or similar labor agreement with any labor organization, work council or trade union covering such Continuing Employee. Nothing in this Section 7.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub, and (ii) create any third party rights in any current or former employee or other service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 7.8. Rule 16b-3. Prior to the Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company Common Stock (including derivative securities) or acquisitions of or Parent Common Stock (including derivative securities) pursuant to the Merger by each individual who is a director or officer of Parent or the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.9. Stockholder Litigation. The Company shall provide Parent prompt notice of any litigation brought by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and any of their respective directors or officers relating to the Merger or this Agreement, and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 7.9 and Section 6.1, or Section 7.2, the provisions of this Section 7.9 shall control.

Section 7.10. Delisting. Each of the Parties agrees to use reasonable best efforts and cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

Section 7.11. Director Resignations. Prior to the Closing, the Company shall cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to, and effective upon, the Effective Time, and the Company shall reasonably cooperate with Parent in preparing for the replacement, upon the Effective Time, of directors and officers of the Company Subsidiaries with those Persons designated by Parent.

Section 7.12. Company Stockholder Written Consent; Form S-4; Information Statement; Proxy Statement.

(a) Immediately after the execution of this Agreement, in lieu of calling a meeting of Company Stockholders, the Company shall submit to, and in the absence of Change of Recommendation made in accordance with the terms of Section 6.3, seek and obtain from the Specified Company Stockholders, by no later than one hour after the execution of this Agreement, the Company Stockholder Written Consent (the “Written Consent Delivery Time”). Upon receipt of the executed Company Stockholder Written Consent, the Company shall provide to Parent promptly (and in any event by the Written Consent Delivery Time) a copy of such Company Stockholder Written Consent. In connection with the Company Stockholder Written Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with Section 228 and Section 262 of the DGCL and the Company Governing Documents.

(b) Except as otherwise set forth in Section 7.12(c), as promptly as reasonably practicable after the execution of this Agreement, (i) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the Information Statement and (ii) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Information Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued connection with the Merger. Each of Parent and the Company shall use its reasonable best efforts to (A) cause the Form S-4 and the Information Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in the Merger and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Information Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Information Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Information Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or the Information Statement, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Information Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, Parent shall notify the Company promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in the Merger for offering or sale in any jurisdiction (in which case the Parties shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Information Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Information Statement, the Form S-4 or the Merger.

(c) Notwithstanding anything to the contrary set forth in this Section 7.12, in the event the Company Stockholder Written Consent is not delivered to Parent by the Written Consent Delivery Time and Parent does not terminate this Agreement in accordance with Section 9.1(h), promptly upon written notice from Parent to the Company:

(i) As promptly as reasonably practicable after the execution of this Agreement, (A) the Company (with Parent’s reasonable cooperation) shall prepare and file with the SEC the proxy statement to be filed in connection with seeking the Company Stockholder Approval (including the letter to stockholders, notice of meeting and form of proxy, the “Proxy Statement”) and (B) Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in connection with the Merger. Subject to Section 6.3(d), the Company and the Company Board of Directors shall include the Company Board Recommendation in the

Proxy Statement. Each of Parent and the Company shall use its reasonable best efforts to (1) cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (2) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Merger and (3) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other Party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable Party in good faith) thereon if reasonably practicable; provided that, with respect to documents filed by a Party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other Party or such other Party’s business, financial condition or results of operations. If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Subject to applicable Law, Parent shall notify the Company promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction (in which case the Parties shall use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated), or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either Party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger.

(ii) Unless this Agreement is terminated in accordance with its terms, and notwithstanding any Change of Recommendation, the Company shall, as promptly as practicable following the effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) with a record date and meeting date to be selected after reasonable consultation with Parent, which meeting date shall be within, subject to adjournment or postponement as provided below, 35 days following the effectiveness of the Form S-4, and, subject to a Change of Recommendation in accordance with Section 6.3(d), the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Within 10 business days after the date of this Agreement (and thereafter, upon the reasonable request of Parent made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Stockholders Meeting that is 20 business days after the date of such “broker search.” The Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent; provided that, if at any time following the dissemination of the Proxy Statement, either the Company or Parent reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained at the Company Stockholders

Meeting, including due to an absence of quorum, then, unless the Company Board of Directors has effected a Change of Recommendation on no more than two occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Stockholders Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no such adjournment or postponement shall delay the Company Stockholders Meeting by more than seven days from the prior-scheduled date or to a date on or after the fifth business day preceding the Outside Date. Notwithstanding the foregoing, the Company may postpone or adjourn the Company Stockholders Meeting if (A) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law, or (B) the Board of Directors or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholders Meeting in order to give Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent or otherwise made available to such holders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Change of Recommendation) (in each case so long as any such information or disclosure was made in compliance with this Agreement); provided that the Company shall be permitted to postpone or adjourn the Company Stockholders Meeting pursuant to this clause (B) on no more than two occasions and no such adjournment or postponement shall delay the Company Stockholders Meeting by more than 10 days from the prior-scheduled date or to a date on or after the fifth business day preceding the Outside Date. Notwithstanding any Change of Recommendation, unless this Agreement has been validly terminated pursuant to Section 9.1, the Company shall submit this Agreement to the stockholders of the Company for adoption at the Company Stockholders Meeting and shall not submit any Acquisition Proposal for approval by the stockholders of the Company.

Section 7.13. Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide all customary cooperation and all customary financial information, in each case, that is reasonably requested by Parent or Merger Sub in connection with the Financing, including:

(i) furnishing to Parent such financial statements and other information regarding the Company and the Company Subsidiaries as is reasonably requested in writing by Parent and (A) customarily required in connection with the execution of financings of a type similar to the Financing, including in connection with the preparation of customary marketing documents (and any supplements thereto) relating to the Financing (including (1) identifying whether any information provided to Parent constitutes material non-public information and (2) executing customary authorization letters (including customary representations with respect to accuracy of information) authorizing the distribution of such applicable information) or (B) necessary to satisfy the conditions set forth in the Debt Commitment Letter;

(ii) reasonably cooperating with any customary due diligence process as reasonably requested by Parent or the Financing Entities, including participating in a reasonable number of due diligence sessions, and cooperating with the customary marketing efforts of Parent, in each case, in connection with any Financing;

(iii) reasonably cooperating with Parent’s outside legal counsels in connection with any legal opinions that such outside legal counsels may be required to deliver in connection with any Financing;

(iv) providing Parent and the Financing Entities, at least three business days prior to the Closing Date, all documentation and other information required by applicable and customary regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company and the Company Subsidiaries, in each case as reasonably requested by Parent at least 10 business days prior to the Closing Date;

(v) to the extent required under the Debt Commitment Letter, using reasonable best efforts to facilitate the pledging of, granting of security interests in, and obtaining perfection of any liens on collateral reasonably requested by Parent and as contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, using the Company’s reasonable best efforts to cause the delivery of stock certificates and stock powers with respect to outstanding shares of the Company Subsidiaries that are certificated, in each case, as of Closing or prior to the Closing Date to be held in escrow pending the Closing); provided that no pledge shall be effective until the Closing.

(b) Notwithstanding anything to the contrary in this Section 7.13, neither the Company nor any Company Subsidiary shall pursuant to this Section 7.13:

(i) be required to (A) incur any fees, expenses or other liabilities prior to the Effective Time for which it is not previously or simultaneously reimbursed and indemnified or (B) become an issuer or an obligor with respect to the Financing prior to the Effective Time;

(ii) be required to cause any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any Company Subsidiary to take any action that would reasonably be expected to result in such Person incurring any personal liability;

(iii) be required to waive or amend any terms of this Agreement;

(iv) be required to provide any information that is prohibited or restricted from being provided by applicable Law or any Material Contract existing as of the date hereof or is legally privileged (provided, however, that the Company shall use its reasonable best efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable), and in the event that the Company or any Company Subsidiary does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld;

(v) be required to, nor shall any of their directors, employees, officers, members, partners or managers be required to, adopt resolutions or consents to approve or authorize the execution of the agreements, documents and instruments pursuant to which the Financing is obtained or to execute, deliver or enter into, or perform any agreement, document or instrument (other than as set forth in Section 7.14), including any credit or other agreements, guarantees, pledge or security documents or certificates in connection with the Financing, in each case, that would be effective prior to the Effective Time and any such action, authorization, consent, approval, execution, delivery or performance will only be required of the respective directors, employees, officers, members, partners or managers of the Company and the Company Subsidiaries who retain their respective positions as of, and immediately after, the Effective Time (except in each case as set forth in Section 7.14);

(vi) be required to (or be required to cause their Representatives to) enter into or approve any agreement or other documentation, or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time (other than as set forth in Section 7.14 and other than with respect to the customary authorization letters referenced in clause (i) above);

(vii) be required to (or be required to cause their Representatives to) provide any indemnity prior to the Effective Time for which it has not received prior reimbursement or is not otherwise concurrently indemnified by or on behalf of Parent;

(viii) be required to (or be required to cause their Representatives to) take any action that would conflict with or violate any charter or other organizational documents of the Company or any of the Company Subsidiaries as in effect on the date hereof;

(ix) be required to (or be required to cause their Representatives to) take any actions that would cause any representation or warranty in this Agreement to be breached by the Company or any Company

Subsidiary or that would cause any condition set forth in Article VIII to fail to be satisfied (in each case unless Parent waives such breach or failure prior to the Company or any Company Subsidiary taking such action);

(x) be required to (or be required to cause their Representatives to) take any actions that would unreasonably interfere with the Company’s and the Company Subsidiaries’ business or operations, taken as a whole;

(xi) be required to (or be required to cause their Representatives to) prepare or furnish (A) pro forma financial statements, (B) any other financial statements that are not readily available or prepared in the ordinary course of its financial reporting practice or (C) projections; or

(xii) be required to (or be required to cause their Representatives to) provide opinions of internal or external counsel.

(c) All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or Merger Sub or their respective Representatives pursuant to this Section 7.13 from or on behalf of the Company shall be kept confidential in accordance with the Confidentiality Agreement; provided that, notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, such information may be disclosed (i) to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings) and (ii) on a confidential basis to rating agencies. Any reference in this Agreement to the “Financing” (other than in Section 5.12) shall include any financing that Parent, Merger Sub or other Subsidiaries of Parent elects to obtain for the purpose of financing the transactions contemplated hereby or any transaction undertaken in connection herewith, whether or not pursuant to the Debt Commitment Letter. Notwithstanding anything in this Agreement to the contrary in this Section 7.13, the Company shall not be deemed to have breached Section 7.13(a) as it relates to the condition set forth in Section 8.3(b) unless (A) the Company has materially breached its obligations under this Section 7.13, (B) Parent has notified the Company of such material breach in writing a reasonably sufficient amount of time prior to the Outside Date to afford the Company with a reasonable opportunity to cure such material breach and (C) the Company has failed to cure such material breach.

(d) Use of Logos. The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ Trademarks solely in connection with the marketing of the Financing for the Merger; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or the Company Subsidiaries.

(e) Reimbursement. Promptly upon written request by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by the Company, the Company Subsidiaries and their respective Representatives in connection with the cooperation contemplated by this Section 7.13, other than to the extent any such costs and expenses are incurred as a result of the gross negligence, bad faith or willful misconduct of the Company, any Company Subsidiary or their respective Representatives, or any such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with the Financing.

(f) Indemnification. The Company, the Company Subsidiaries and its and their respective affiliates and Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement, the provision of information utilized in connection therewith (other than written information provided by or on behalf of the Company), other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, any Company Subsidiary or their respective Representatives, or any such Person’s material breach of this Agreement, or with respect to any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with the Financing. This indemnification shall survive the termination of this Agreement.

(g) Obligations in Respect of the Financing; Alternative Financing. Each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain the Financing on the terms and conditions described in the Debt Commitment Letter (including, as necessary, the “market flex” provisions contained in any related fee letter) (or, if available, on other terms that are acceptable to Parent in its sole discretion, so long as such other terms do not include or result in a Prohibited Modification) at or prior to the Effective Time, including: (i) complying with its obligations under the Debt Commitment Letter in accordance with and subject to the terms and conditions set forth therein, (ii) using reasonable best efforts to negotiate and enter into definitive agreements with respect to the Financing (the “Definitive Agreements”) on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “market flex” provisions contained in any related fee letter) or, if available, on other terms that are acceptable to Parent in its sole discretion, so long as such other terms do not include or result in a Prohibited Modification, (iii) using reasonable best efforts to satisfy (or obtain waiver of) on a timely basis taking into account Section 2.2 all conditions to the funding of the Financing applicable to Parent and Merger Sub in the Debt Commitment Letter and the Definitive Agreements that are within the control of Parent and Merger Sub and (iv) enforcing its rights under the Debt Commitment Letter and, if applicable, the Definitive Agreements. At the Company’s written request, each of Parent and Merger Sub shall keep the Company informed as reasonably promptly and in reasonable detail of the status of its efforts to consummate the Financing, including any Alternative Financing. Parent shall provide the Company with prompt written notice of any material breach, material default, cancellation, early termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement, in each case, of which Parent obtains Knowledge, and of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing Entity with respect to any material breach, material default, cancellation, early termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof; provided that in no event shall Parent be required to share any information with the Company that is subject to attorney-client or other privilege, it being understood that Parent shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege. Prior to the Closing, none of Parent or Merger Sub shall (x) agree to any amendment, restatement, amendment and restatement, supplement or other modification or any withdrawal, early termination, rescission or replacement of, or waiver under, the Debt Commitment Letter if such amendment, restatement, amendment and restatement, supplement, modification or waiver (1) would reasonably be expected to materially delay (taking into account Section 2.2) or prevent the Closing, (2) reduces the aggregate amount of the Financing to an amount less than, when taken together with the available portion of the Financing and cash on hand at Parent, the Company and their respective subsidiaries, the Financing Amounts, (3) imposes new or additional conditions, or otherwise expand any conditions, to the receipt of the Financing or (4) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter (the effects described in clauses (1) through (4), collectively, the “Prohibited Modifications”) or (y) terminate or cause the termination of the Debt Commitment Letter or any Definitive Agreement unless such Debt Commitment Letter or Definitive Agreement is replaced at such time with a new commitment letter or a new definitive agreement that would satisfy the preceding clause (x); provided that Parent may add (pursuant to the terms of the Debt Commitment Letter as in effect as of the date hereof) as parties to the Debt Commitment Letter lenders, arrangers, bookrunners, agents, managers or similar entities who have not executed the Debt Commitment Letter as of the date hereof. In the event that all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including after giving effect to applicable “market flex” provisions), each of Parent and Merger Sub shall use reasonable best efforts to, as promptly as practicable following the occurrence of such event, arrange and obtain alternative financing (“Alternative Financing”) from the same or alternative sources in an amount sufficient, when taken together with the available portion of the Financing and cash on hand at Parent, the Company and their respective subsidiaries, to pay the Financing Amounts at the Closing and on terms and conditions that, in the aggregate, when taken as a whole, are not less favorable from a conditionality and enforceability perspective than the terms and conditions related to conditionality and enforceability set forth in the Debt Commitment Letter as of the date hereof; provided that in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require that it obtain Alternative Financing that (1) includes terms (including any “market flex” provisions applicable thereto) that are less favorable to Parent than those contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) in effect on the date hereof, (2) involves any conditions to funding of the Financing that are not contained in the Debt Commitment Letter as in effect on the date hereof, (3) would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any “market flex” provisions applicable thereto contained in the related fee letters) or that would require it to consummate the Financing prior to the date as is required pursuant to Section 2.2. When obtained, Parent shall provide the Company with a true and correct copy of any new financing commitment for such Alternative Financing (it being understood that any fee letter related thereto may be redacted as set forth in Section 5.12). In the event that any Alternative Financing is obtained in accordance with this Section 7.13(g), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing to the extent replaced thereby), and if one or more commitment letters, fee letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Commitment Letter and Definitive Agreements shall be deemed to refer to such commitment letters, fee letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent and Merger Sub pursuant to this Section 7.13 shall be applicable thereto to the same extent as Parent’s and Merger Sub’s obligations with respect to the Financing replaced thereby.

(h) No Financing Condition. Each of Parent and Merger Sub hereby acknowledges and agrees that obtaining the Financing or any other debt, equity or other financing is not a condition to the Merger, and that if none of the Financing, Alternative Financing or any other debt, equity or other financing is obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VIII and the other terms hereof, to consummate the Merger.

Section 7.14. Treatment of Company Indebtedness. The Company shall, and shall cause the Company Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent that are required to, in accordance with the terms thereof, terminate all commitments outstanding under the Company Credit Agreement, repay in full of all obligations, if any, outstanding thereunder, and facilitate the release of all Liens, if any, securing such obligations, and the release of all guarantees, if any, in connection therewith, in each case, on the Closing Date as of the Effective Time (such termination, repayment and releases, the “Credit Facility Terminations”); provided that, for the avoidance of doubt, the Company may rescind any such notice in accordance with the terms of the Company Credit Agreement if the Effective Time does not occur on the prepayment and termination date specified in such notice. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to deliver to Parent at least two business days prior to the Closing Date, and shall deliver to Parent on or prior to the Closing Date, an executed payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance customary for transactions of this type (and drafts reasonably in advance thereof), from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, (the “Financing Agent”), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that all Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date, be released and terminated. Parent and Merger Sub shall use reasonable best efforts to enter arrangements reasonably satisfactory to the Financing Agent in respect of any letters of credit issued under the Company Credit Agreement. Notwithstanding anything in this Agreement to the contrary (but subject to the requirement to deliver prepayment and termination notices by the time required by and otherwise in accordance with the terms of the

Company Credit Agreement), in no event shall this Section 7.14 require the Company or any of the Company Subsidiaries to cause the Credit Facility Terminations to be consummated unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company or the Company Subsidiaries funds (or Parent has directed the Company or any of the Company Subsidiaries to use funds on their balance sheet) to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under the Company Credit Agreement.

Section 7.15. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

Section 7.16. Consent Matters. The Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Merger; provided that each of the parties acknowledges and agrees that obtaining any such consent or approval shall not, in and of itself, be a condition to the consummation of the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and either (a) reimbursed or indemnified by Parent or (b) subject to the occurrence of the Effective Time). This Section 7.16 shall not apply to any Approvals necessary or advisable to be obtained from any Governmental Entity, which such Approvals shall be exclusively governed by Section 7.2.

Section 7.17. Rule 10b5-1 Plan. As promptly as practicable after the date hereof, and at such time when the Company is not in possession of any material, non-public information of the Company, the Company shall, in a manner consistent with applicable Law, cause any written plan of the Company for trading securities that complies, or is intended to comply, with the requirements of Rule 10b5-1 under the Exchange Act to be terminated.

Section 7.18. Cash Management. If requested in writing by Parent on no less than five business days’ notice, on the business day prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause the Company Subsidiaries to, execute one or more transfers of cash and cash equivalents between or among bank accounts of the Company or a Company Subsidiary in order to move such cash or cash equivalents into, or out of, certain jurisdictions or to make such cash and cash equivalents available to Parent as a funding source in connection with the Merger. In connection therewith, the Company shall cooperate in good faith with Parent, and use its reasonable best efforts to provide Parent with such information as Parent reasonably requests and is reasonably available to the Company, regarding such balances of cash and cash equivalents in order to facilitate Parent’s use of such cash and cash equivalents as a funding source in connection with the Merger.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1. Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by written agreement of the Parties, to the extent permitted by applicable Law:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and, if obtained pursuant to the Company Stockholder Written Consent, the Information Statement shall have been mailed to the Company Stockholders and at least 20 business days shall have elapsed from the date of completion of such mailing.

(b) Parent Stock Issuance. The Parent Common Stock to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(c) Effectiveness of Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by the SEC seeking a stop order.

(d) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect, in each case which has the effect of restraining, enjoining or otherwise prohibiting, or making illegal, the consummation of the Merger.

(e) Antitrust Approval. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) any other required approvals, consents, or clearances under any Antitrust Laws of the jurisdictions set forth in Section 8.1(e) of the Company Disclosure Letter (“Applicable Antitrust Laws”) shall have been obtained.

(f) FDI Approval. Any required approvals, consents, or clearances under any FDI Law of the jurisdictions set forth in Section 8.1(f) of the Company Disclosure Letter shall have been obtained.

Section 8.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent or Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first and final sentence of Section 4.1(a), Section 4.1(c), Section 4.2(c), Section 4.3, Section 4.23 and Section 4.25 (other than the penultimate sentence thereof) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(d) shall be true and correct other than for such inaccuracies as would not result in a Capitalization Issue as of the date hereof and shall be true and correct other than for such inaccuracies as would not result in a Capitalization Issue as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Section 4.8(a), Section 4.10(l) and the penultimate sentence of Section 4.25 shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date hereof or shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed and complied with (i) in all material respects, the obligations, covenants and agreements (other than the Specified Covenants) required to be performed or complied with by it under this Agreement at or prior to the Closing and (ii) in all respects, the Specified Covenants.

(c) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Company Officer’s Certificate. Parent and Merger Sub shall have received from the Company a certificate, dated as of the Closing Date and signed by the Company’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in the first and final sentence of Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.3 and Section 5.14 shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.8 shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made on and as of the Closing; and (iii) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date hereof or shall be true and correct as of the Closing as though made on and as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations. Parent and Merger Sub shall have performed and complied with, in all material respects, the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Parent Officers’ Certificate. The Company shall have received from Parent a certificate, dated as of the Closing Date and signed by Parent’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Merger may be abandoned, at any time before the Effective Time, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) (A) either or both of Parent and Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, and in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy;

(c) by Parent, in the event that (i) neither Parent nor Merger Sub is then in material breach of this Agreement and (ii) (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clause (A) or clause (B) where such breach, failure to perform, violation or inaccuracy (1) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (2) is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th day following receipt of written notice from Parent or Merger Sub of such breach, failure to perform, violation or inaccuracy;

(d) by either Parent or the Company, in the event that the Effective Time has not occurred on or before 11:59 p.m. New York City time on February 28, 2025 (the “Outside Date”); provided that, if, on the Outside Date, (i) all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(d) (to the extent any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Antitrust Law), Section 8.1(e) or such conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of such date if the Closing were to take place on such date), shall have been satisfied or, to the extent permitted by applicable Law, waived, or (ii) (A) all of the conditions set forth in Article VIII, other than such conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of such date if the Closing were to take place on such date), shall have been satisfied or, to the extent permitted by applicable Law, waived, and (B) any Proceeding shall be pending against Parent or any of its affiliates, or against the Company or any of its affiliates, by the United States Department of Justice, Antitrust Division or the Federal Trade Commission or any other Governmental Entity under any Applicable Antitrust Law seeking to restrain, enjoin, prohibit or prevent the consummation of the Merger, then, in each case, the Outside Date may be extended for all purposes hereunder, at Parent’s election, for a period of up to six months, to 11:59 p.m. New York City time on August 28, 2025, by Parent providing written notice to the Company of its election on or prior to the Outside Date; provided, however, that, at any time that Parent has the right, but has not elected, to extend the Outside Date pursuant to the immediately preceding proviso, the Company shall be required to provide written notice to Parent at least one business day prior to terminating this Agreement pursuant to this Section 9.1(d), during which notice period Parent may elect to extend the Outside Date pursuant to the immediately preceding proviso by providing written notice to the Company of its election on or prior to the expiration of such notice period; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur by the Outside Date and such action or failure to act constitutes a material breach of Section 7.2;

(e) by Parent, if (i) the Company enters into a Company Acquisition Agreement or (ii) the Company has willfully breached in a material respect Section 6.3;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting, or making illegal, the consummation of the Merger;

(g) by the Company if (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the written confirmation referenced in clause (ii) of this Section 9.1(g) if the Closing were to occur on the date of such confirmation) as of the date the Closing should have occurred pursuant to Section 2.2, (ii) the Company has irrevocably confirmed in writing to Parent that (A) all of the conditions set forth in Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such written confirmation if the Closing were to occur on the date of such confirmation) or have been waived in writing by the Company and (B) the Company is ready, willing and able to consummate the transactions contemplated by this Agreement, including the Merger, (iii) Parent has failed to consummate the transactions contemplated by this Agreement on or prior to the later of the fifth business day after the date on which the Closing should have occurred pursuant to Section 2.2 and the fifth business day following receipt of the notice from the Company delivered pursuant to clause (ii) of this Section 9.1(g) and (iv) during such applicable five business day period described in clause (iii), the Company stood ready, willing and able to consummate the transactions contemplated by this Agreement;

(h) by Parent, if the Company Stockholder Written Consent shall not have been delivered to the Company by the Written Consent Delivery Time;

(i) by the Company, prior to the Company Acquisition End Time, in order to effect a Change of Recommendation and substantially concurrently with such termination enter into a definitive agreement providing for a Superior Proposal; provided that the Company has complied in all material respects with Section 6.3 and, if Parent has complied with the second sentence of Section 9.2(b)(v), immediately prior to or substantially concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee payable pursuant to Section 9.2(b)(v); or

(j) by either Parent or the Company, if the Company Stockholders Meeting (including any adjournments or postponements thereof) shall have been held in accordance with Section 7.12(c)(ii) and concluded and the Company Stockholder Approval shall not have been obtained.

Section 9.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent or Merger Sub or the Company, except that the Confidentiality Agreement, Section 4.27, Section 5.17, Parent’s indemnification, reimbursement and confidentiality obligations under Sections 7.13(c), 7.13(e) and 7.13(f), this Section 9.2 and Section 10.3 through Section 10.13, and any defined terms used therein, shall survive such termination; provided that, subject to Section 9.2(e), nothing in this Section 9.2(a) shall relieve any Party from liability for Fraud or any Willful and Material Breach of this Agreement prior to such termination.

(b) Termination Fee.

(i) If (A) (1) Parent terminates this Agreement pursuant to Section 9.1(h) or (2) Parent or the Company terminates this Agreement pursuant to Section 9.1(j), (B) after the date hereof and prior to the date of such termination, an Acquisition Proposal is made to the Company Board of Directors or the Company’s management or becomes publicly disclosed (whether by the Company or a third party) and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, on or prior to the date that is the earlier of (1) the date such Acquisition Proposal is consummated and (2) the date of entry of such definitive agreement, the Company shall pay or cause to be paid to Parent the Termination Fee.

(ii) If (A) after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal is made to the Company Board of Directors or the Company’s management or becomes publicly disclosed (whether by the Company or a third party), (B) Parent terminates this Agreement pursuant to Section 9.1(c) due to a breach of, or a failure to perform or comply with, one or more covenants or agreements under this Agreement following the making of such Acquisition Proposal and (C) within 12 months of such termination, an Acquisition Proposal is consummated or a definitive agreement providing for an Acquisition Proposal is entered into, on or prior to the date that is the earlier of (1) the date such Acquisition Proposal is consummated and (2) the date of entry of such definitive agreement, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iii) If Parent terminates this Agreement pursuant to Section 9.1(e), within two business days after such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(iv) If the Company terminates this Agreement pursuant to Section 9.1(i), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay or cause to be paid to Parent the Termination Fee.

(v) In the event any amount is payable by the Company pursuant to the preceding clauses (i), (ii), (iii) or (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. Parent shall promptly provide wire transfer instructions in writing to the Company upon request (and in any event with sufficient time to allow the Company to pay or cause to be paid to Parent any Termination Fee payable hereunder within the time periods required by this Section 9.2(b)).

(vi) Solely for purposes of Section 9.2(b)(i) and Section 9.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that all references to “20%” and “80%” therein shall be deemed to be references to “50%.”

(c) Parent Termination Fee.

(i) If Parent or the Company terminates this Agreement pursuant to Section 9.1(d) and, at the time of such termination, (A) the condition set forth in Section 8.1(d) (solely because any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Applicable Antitrust Law) or Section 8.1(e) has not been satisfied and (B) all of the conditions set forth in Article VIII, other than the conditions set forth in Section 8.1(d) (solely because any such injunction or order is in respect of, or any such Law is, the HSR Act or any other Applicable Antitrust Law) or Section 8.1(e) and those conditions that by their nature are to be satisfied at the Closing (provided that such conditions to be satisfied at the Closing would be satisfied as of the time of such termination if the Closing were to occur on the date of such termination), shall have been satisfied or, to the extent permitted by applicable Law, waived, and (1) the Outside Date has not been extended as a result of an election by Parent pursuant to Section 9.1(d)(ii), Parent shall pay or cause to be paid to the Company the Regulatory Parent Termination Fee or (2) the Outside Date has been extended as a result of an election by Parent pursuant to Section 9.1(d)(ii), Parent shall pay or cause to be paid to the Company the Extended Parent Termination Fee, in each case within two business days after such termination.

(ii) If the Company terminates this Agreement pursuant to Section 9.1(g), Parent shall pay or cause to be paid to the Company the Financing Parent Termination Fee, in each case within two business days after such termination.

(iii) In the event any amount is payable by Parent pursuant to the preceding clauses (i) or (ii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. The Company shall promptly provide wire transfer instructions in writing to Parent upon request (and in any event with sufficient time to allow Parent to pay or cause to be paid to the Company any Parent Termination Fee payable hereunder within the time periods required by this Section 9.2(c)).

(d) Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Merger and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination

Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. Without limiting the rights of Parent under Section 10.12, if this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee under Section 9.2(b), upon payment of the Termination Fee (and receipt thereof by Parent) and, if applicable, the costs and expenses of Parent pursuant to the penultimate sentence of this Section 9.2(d) in accordance herewith, none of the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability with respect to this Agreement or the Merger to Parent or Merger Sub or any of their respective affiliates or Representatives, and payment of the Termination Fee and such costs and expenses by the Company shall be Parent’s or its affiliates’ sole and exclusive remedy for any Proceeding, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries or any other Person in connection with this Agreement, the Merger (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 9.2(b) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(e) Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Merger and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger. Without limiting the rights of the Company under Section 10.12, if this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 9.2(c), upon payment of the Parent Termination Fee (and receipt thereof by the Company) and, if applicable, the costs and expenses of the Company pursuant to the third sentence of this Section 9.2(e) in accordance herewith, none of Parent, Merger Sub, any other Parent Subsidiary, any Financing Parties or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability with respect to this Agreement or the Merger to the Company or any of their respective affiliates or Representatives, and payment of the Parent Termination Fee and such costs and expenses by Parent shall be the Company’s and its affiliates’ sole and exclusive remedy for any Proceeding, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company, the Company Subsidiaries or any other Person in connection with this Agreement, the Merger (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In addition, if Parent fails to pay in a timely manner any amount due pursuant to Section 9.2(c) then (i) Parent shall reimburse the Company for all costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, and (ii) Parent shall pay to the Company interest on the amounts payable pursuant to Section 9.2(c) from and including the date payment of such amounts was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary set forth in this Agreement, if this Agreement is terminated under circumstances in which Parent is not obligated to pay the Parent Termination Fee under Section 9.2(c), (A) in no event shall Parent, Merger Sub, their respective Subsidiaries, the Financing Parties or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents have any further liability arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger, or the abandonment or termination thereof or as a result of the failure of the Closing to be consummated or for a breach (other than, solely in the case of Parent and Merger Sub, for a Willful and Material Breach) of any representation, warranty, obligation, covenant or agreement or otherwise as a result of any failure to perform hereunder, including any liability to the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents, and (B) the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger, or the abandonment or termination thereof or as a result of the failure of the Closing to be consummated or for a breach (other than, solely in the case of Parent and Merger Sub, for a Willful and Material Breach) of any representation, warranty, obligation, covenant or agreement or otherwise as a result of any failure to perform hereunder. The Company hereby agrees (on behalf of itself and any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents) that (1) in all circumstances hereunder (including as a result of any Willful and Material Breach), the maximum aggregate monetary liability of Parent, Merger Sub, their respective Subsidiaries, the Financing Parties and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates and agents (including as a result of any Willful and Material Breach) shall be limited to an amount equal to the Financing Parent Termination Fee, (2) in no event shall the Company, any Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents seek to recover any monetary damages in excess of such amount arising out of, relating to or with respect to this Agreement or the transactions contemplated hereby, including the Merger and (3) it shall not institute any Proceeding to seek monetary damages (x) in excess of the amount of such amount from Parent or Merger Sub or (y) if this Agreement is terminated under circumstances in which Parent is not obligated to pay the Parent Termination Fee under Section 9.2(c). For the avoidance of doubt, (I) in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion and (II) in no event shall the Company be permitted or entitled to receive both (a) a grant of specific performance or other equitable remedy resulting in the consummation of the Closing in accordance with the terms hereof and (b) payment of the Parent Termination Fee pursuant to this Section 9.2(c) or monetary damages (of any kind whatsoever) in connection with this Agreement or any termination hereof.

ARTICLE X

MISCELLANEOUS

Section 10.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 10.2. Non-Survival of Representations and Warranties. The parties, intending to modify any applicable statute of limitations, agree that none of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any obligation, covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such costs and expenses.

Section 10.4. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission provided that no “bounceback” or notice of non-delivery is received) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub, to:

First Advantage Corporation

1 Concourse Parkway NE, Suite 200

Atlanta, Georgia 30328

Email:

Attention: Bret T. Jardine

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Email:    ecooper@stblaw.com

      mark.viera@stblaw.com

Attention:  Elizabeth A. Cooper

      Mark C. Viera

if to the Company, to:

Sterling Check Corp.

6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

Email:

Attention: Joshua Peirez

     Steven Barnett

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

1 New York Plaza

New York, New York 10004

Email:   christopher.ewan@friedfrank.com

Attention: Christopher Ewan

and

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street NW

Washington, D.C. 20006

Email:   andrea.gede-lange@friedfrank.com

Attention: Andrea Gede-Lange

Section 10.5. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided that (a) other than for purposes of Section 4.17(a), Section 6.1(a)(2)(xxv), the penultimate sentence of Section 6.3(c), Section 7.12, clause (B) of the first proviso to Section 9.1(d)(ii), Section 9.2(e) and Section 10.14, Silver Lake Group, L.L.C. and its affiliated investment managers and any affiliated investment funds of any of the foregoing, and any portfolio companies or investment of any such investments funds, shall not be deemed to be affiliates of Parent and Merger Sub, and vice versa, and (b) other than for purposes of Section 4.17(a), Section 4.24, Section 6.1(a)(2)(xx), the last sentence of Section 7.2(c), Section 7.12, clause (B) of the first proviso to Section 9.1(d)(ii), Section 9.2(d), Section 9.2(e) and Section 10.14, The Goldman Sachs Group, Inc. and its affiliated investment managers and any affiliated investment funds of any of the foregoing, and any portfolio companies or investment of any such investments funds, shall not be deemed to be affiliates of the Company, and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The word “days” means calendar days. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References to any Law shall be deemed to refer to such Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. As used in this Agreement, the term “ordinary course of business” shall mean “ordinary course of business consistent with past practice.”

Section 10.6. Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.7. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Support Agreement, the Debt Commitment Letter and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder, except for: (i) if the Effective Time occurs, the right of the Company Stockholders and holders of Company Common Stock Equivalents to receive the Merger Consideration pursuant to Article III and (ii) the provisions set forth in Section 7.4, Section 7.13(f), Section 9.2(e), Section 10.13 and Section 10.14 with respect to the Persons referred to therein.

Section 10.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible. Notwithstanding the foregoing, this Agreement may not be enforced without giving effect to both (a) the Parent Termination Fee and the limitation of the amount payable by Parent hereunder pursuant to Section 9.2(c) and Section 9.2(e) and (b) the limitations on the ability of the Company to obtain specific performance or other equitable remedy resulting in the consummation of the Closing pursuant to Section 10.12.

Section 10.9. Governing Law; Jurisdiction.

(a) Other than as provided in Section 10.13, this Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state, including with respect to statutes of limitations.

(b) Other than as provided in Section 10.13, each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the

Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.9(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 10.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger) is not performed in accordance with its specific terms or is otherwise breached. It is agreed that, prior to the valid termination of this Agreement pursuant to Article IX, but subject to Section 10.12(b), each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

(b) Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance to cause Parent to effect the Closing in accordance with Section 2.2 if, but only if, (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) or waived in writing by Parent as of the date the Closing should have occurred pursuant to Section 2.2, (ii) the Financing has been or would be funded at the Closing if the Closing occurred, (iii) the Company has given irrevocable written notice to Parent that (A) all of the conditions set forth in Section 8.3 have been satisfied (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) or the Company waives any unsatisfied conditions and (B) it is ready, willing and able to consummate the Closing and, if specific performance is granted, will take actions necessary to consummate the Closing and (iv) Parent fails to consummate the Closing on or prior to the date on which the Closing should have occurred pursuant to Section 2.2.

(c) The Parties’ rights in this Section 10.12 are an integral part of the Merger and each Party hereby waives any objections to any remedy referred to in this Section 10.12 on the basis that there is an adequate remedy at Law. In the event any Party seeks any remedy referred to in this Section 10.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 10.13. Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled affiliates hereby: (a) agrees that any Proceedings, whether in law or in equity, whether in contract or in tort or otherwise, among the Company and the Financing Parties and arising out of or relating to this Agreement, the Financing or any of the agreements (including any applicable commitment letter) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any Federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Proceedings to the exclusive jurisdiction of such court; (b) agrees that any such Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document relating to the Financing and including with respect to (i) the interpretation of the definition of Company Material Adverse Effect and Parent Material Adverse Effect (and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred) and (ii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall, in each case, be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; (c) agrees not to bring or support or permit any of its controlled affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Federal or state court in the Borough of Manhattan, New York, New York; (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceedings in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceedings brought against the Financing Parties in any way arising out of or relating to this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) agrees that none of the Company, any of the Company Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) shall have any rights or claims, and hereby waives any and all rights or claims, against any Financing Party relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (g) agrees that none of the Financing Parties will have any liability to the Company or any of the Company Subsidiaries or any of their respective affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (h) agrees that (and each other Party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 9.2(e) and this Section 10.13, and such provisions and the definition of “Financing Parties” shall not be amended in any way materially adverse to the Financing Parties without the prior written consent of the Financing Entities, but, in the case of clauses (f) and (g), solely to the extent of actions or omissions by or circumstances relating to such Financing Party in its capacity as a Financing Party, it being understood that nothing in this Section 10.13 shall excuse any Financing Party from liability in connection with actions or omissions by or circumstances relating to such Financing Party in any other capacity (including in its capacity as an existing creditor of the Company or any Company Subsidiary) not relating to or arising out of this Agreement, the Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder. The provisions of this Section 10.13 shall survive any termination of this Agreement.

Section 10.14. Non-Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of any Party (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the Merger or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Merger shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert against another Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement. The Parties agree that the Non-Recourse Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FIRST ADVANTAGE CORPORATION

By	/s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General Counsel and Corporate Secretary

STERLING CHECK CORP.

By	/s/ Joshua Peirez
Name: Joshua Peirez
Title: Chief Executive Officer

STARTER MERGER SUB, INC.

By	/s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General Counsel and Corporate Secretary

Exhibit A

Form of Support Agreement

[Attached]

Exhibit B

Form of Surviving Corporation Certificate of Incorporation

[Attached]

FORM

of

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

STERLING CHECK CORP.

FIRST. The name of the corporation is Sterling Check Corp. (the “Corporation”).

SECOND. The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”) or any successor statute.

FOURTH. The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share (the “Common Stock”).

FIFTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors of the Corporation, acting by majority vote, is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

SIXTH. Unless and except to the extent that the bylaws of the Corporation shall so require, election of directors of the Corporation need not be by written ballot.

SEVENTH. To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Neither the amendment nor repeal of this Article SEVENTH, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

EIGHTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee, stockholder or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or bylaws (as either may be amended and/or restated from time to time), (d) any action to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or bylaws (as either may be amended and/or restated from time to time), or (e) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH.

NINTH.

(a) Each current or former director or officer of the Corporation (hereinafter an “indemnitee”) who was or is a party, is threatened to be made a party to, or is otherwise involved in, as a witness or otherwise, any threatened, pending or completed action, suit or proceeding (brought in the right of the Corporation or otherwise), whether civil, criminal, administrative or investigative and whether formal or informal, including any and all appeals, by reason of the fact that he or she is or was a director or an officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent (which, for purposes hereof, shall include a trustee, fiduciary, partner or manager or similar capacity) of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted by indemnitee in any such capacity or in any other capacity while serving as a director, officer, employee or agent (hereinafter an “indemnifiable proceeding”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide prior to such amendment), from and against all loss and liability suffered and expenses (including attorneys’ fees, costs and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of indemnitee in connection with such action, suit or proceeding, including any appeals; provided, however, that, except as provided in clause (c) of this Article NINTH with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors; provided, further, that the Corporation not be obligated under this clause (a) of this Article NINTH: (i) to indemnify indemnitee under this Certificate of Incorporation for any amounts paid in settlement of any indemnifiable proceeding unless the Corporation consents to such settlement, which consent shall not be unreasonably withheld, delayed or conditioned, or (ii) to indemnify indemnitee for any disgorgement of profits made from the purchase or sale by indemnitee of securities of the Corporation under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, subject to clause (d) of this Article NINTH, the Corporation shall not be liable under this Article NINTH to make any payment of amounts otherwise indemnifiable hereunder (including, without limitation, judgments, fines and amounts paid in settlement) if and to the extent that the indemnitee has otherwise actually received such payment under this Article NINTH or any insurance policy, contract, agreement or otherwise.

(b) In addition to the right to indemnification conferred in clause (a) of this Article NINTH, an indemnitee shall also have the right, to the fullest extent permitted by the DGCL, to be paid by the Corporation the expenses (including attorney’s fees, costs and expenses) incurred by the indemnitee in appearing at, participating in or defending, or otherwise arising out of or related to, any indemnifiable proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under clause (c) of this Article NINTH (hereinafter an “advancement of expenses”); provided, however, that, (i) if the DGCL so requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay any amounts so advanced (without interest) if and to the extent that it is determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under clause (a) and (b) of this Article NINTH or otherwise; (ii) the Corporation’s obligation to make an advancement of expenses pursuant to this clause (b) of this Article NINTH shall be subject to the limitations on indemnification provided in clause (a) of this Article NINTH, except that the Corporation shall advance expenses to defend an indemnifiable proceeding alleging a claim under Section 16(b) of the Exchange Act; and (iii) with respect to any indemnifiable proceeding for which the indemnitee requests advancement of expenses under this clause (b) of this Article NINTH, the Corporation shall be entitled to assume the defense of such action, suit or proceeding, with counsel reasonably acceptable to indemnitee, upon the delivery to indemnitee of written notice of its election to do so.

(c) If a claim for indemnification or advancement of expenses is not paid in full within 90 days after receipt by the Corporation of a request therefor, the indemnitee shall be entitled to an adjudication in any court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense (including attorneys’ fees, costs and expenses) of prosecuting or defending such suit. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or the Corporation’s stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or the Corporation’s stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Further, the Corporation shall be entitled to recover advanced expenses upon a final adjudication that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article NINTH or otherwise shall be on the Corporation.

(d)

(i) The provisions for indemnification to or the advancement of expenses and costs to any indemnitee under this Article NINTH, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article NINTH, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, the Certificate, other agreements or arrangements, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

(ii) Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for payments to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article NINTH, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities, and no right of advancement or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this clause (d)(ii) of this Article NINTH and entitled to enforce this clause (d)(ii) of this Article NINTH.

(iii) For purposes of this clause (d)(ii) of this Article NINTH, the following terms shall have the following meanings:

(1) The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation (other than as a result of obligations under an insurance policy).

(2) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the Corporation and any indemnity- related entity pursuant to the DGCL, any agreement and any certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

(e) The rights conferred upon indemnitees in this Article NINTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article NINTH that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. In addition, the rights conferred upon indemnitees in this Article NINTH shall extend to any broader indemnification rights permitted by any amendment to the DGCL.

(f) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. Subject to clause (d) of this Article NINTH, in the event of any payment by the Corporation under this Article NINTH, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee with respect to any insurance policy or any other indemnity agreement covering the indemnitee. The indemnitee shall execute all papers required and take all reasonable action necessary to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights in accordance with the terms of such insurance policy. The Corporation shall pay or reimburse all expenses actually and reasonably incurred by the indemnitee in connection with such subrogation.

(g) The Corporation may, to the extent authorized from time to time by the board of directors of the Corporation, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article NINTH with respect to the indemnification and advancement of expenses of directors and officers of the Corporation, and may, to the extent authorized from time to time by the board of directors of the Corporation, enter agreements with any director, officer, employee, or agent of the Corporation that grant rights to indemnification and to the advancement of expenses in excess of those granted in the provisions of this Article NINTH.

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Annex B

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of February 28, 2024, is made by and among First Advantage Corporation, a Delaware corporation (“Parent”), Sterling Check Corp., a Delaware corporation (the “Company”), and the stockholders of the Company listed on Schedule A attached hereto (each, a “Stockholder” and, collectively, the “Stockholders”). Parent, the Company and the Stockholders are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and Starter Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, the parties agreed to effect a merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, each Stockholder Beneficially Owns the number of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) set forth next to such Stockholder’s name on Schedule A attached hereto, being all of the shares of Company Common Stock owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the “Owned Shares” and, together with any additional shares of Company Common Stock with respect to which such Stockholder or any of its controlled affiliates acquires Beneficial Ownership after the date hereof and prior to the Expiration Time and all other securities, options, warrants and other rights to purchase shares of voting capital stock or other voting equity interests of the Company issued to such Stockholder or such controlled affiliates in respect of such Company Common Stock or into which such Company Common Stock may be converted or exchanged in connection with stock dividends or distributions, combinations or any similar recapitalizations on or after the date hereof, collectively, such Stockholder’s “Shares”);

WHEREAS, as of the date hereof, the Shares constitute a majority of, and hold a majority of the voting power of, all issued and outstanding shares of Company Common Stock;

WHEREAS, the Company Board of Directors has unanimously (a) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein and (d) subject to Section 6.3 of the Merger Agreement, resolved to recommend the adoption and approval of the Merger Agreement to the stockholders of the Company; and

WHEREAS, Parent desires that each Stockholder agree, and each Stockholder is willing to agree, on the terms and subject to the conditions set forth herein, not to Transfer (as defined below) any of its Shares, and to vote or consent all of its Shares in a manner so as to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. This Agreement is the “Support Agreement” as defined in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:

“Agreement” shall have the meaning set forth in the Preamble.

“Beneficially Own,” “Beneficial Ownership” or “Beneficial Owner” shall mean, with respect to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation).

“Company” shall have the meaning set forth in the Preamble.

“Company Common Stock” shall have the meaning set forth in the Recitals.

“control” shall mean the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, voting equity, limited liability company interests, general partner interests, or other voting interests, by contract or otherwise.

“Expiration Time” shall mean the earliest to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with Section 9.1 thereof.

“Governing Documents” shall mean, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, bylaws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Non-Recourse Party” shall have the meaning set forth in Section 11.12.

“Owned Shares” shall have the meaning set forth in the Recitals.

“Parent” shall have the meaning set forth in the Preamble.

“Party” or “Parties” shall each have the meaning set forth in the Preamble.

“Relevant Matters” shall have the meaning set forth in Section 11.5(a).

“Shares” shall have the meaning set forth in the Recitals.

“Stockholder” and “Stockholders” shall each have the meaning set forth in the Recitals.

“Transfer” shall mean, with respect to any Share, any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition of such Share, as applicable, to any Person, including those by way of any spin-off (such as through a dividend), hedging or derivative transactions, sale, transfer or assignment of a majority of the equity interest in, or sale, transfer or assignment of control of, any Person holding such Share, as applicable, merger, consolidation, division, statutory conversion, domestication, transfer or continuance, share exchange, operation of law, or otherwise.

“Written Consent” shall have the meaning set forth in Section 2.1(a).

2. Certain Agreements.

2.1 Agreement to Consent and Approve. Each Stockholder agrees that, as promptly as practicable following the execution of this Agreement, and in any event by no later than one hour after the execution and delivery of the Merger Agreement, each Stockholder shall duly execute and validly deliver to the Company a written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, in each case, in compliance with the certificate of incorporation and bylaws of the Company and in the form attached hereto as Exhibit A (the “Written Consent”), with respect to all of its Shares entitled to consent thereto. The Parties hereby agree that the Written Consent shall be irrevocable and that the Stockholders may not supersede or modify the Written Consent in any way. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. Each Stockholder irrevocably and unconditionally agrees that such Stockholder shall not enter into any tender, voting or other agreement or arrangement with any Person prior to the Expiration Time, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of its Shares in any manner that is inconsistent with this Agreement or otherwise take any other action with respect to its Shares that would in any way restrict, limit or interfere with the performance by such Stockholder of its obligations hereunder or the transactions contemplated hereby, including the approval of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger. Each Stockholder agrees that, from the date hereof until the Expiration Time, such Stockholder shall appear at each meeting of stockholders of the Company (whether annual or special, however called, and including any adjournment or postponement thereof) or otherwise cause the Shares that such Stockholder is entitled to vote to be counted as present thereat for purposes of establishing a quorum and shall be present (in person or by proxy) and vote or cause to be voted (including by written consent), or deliver (or cause to be delivered) any written consents with respect to, all of its Shares (i) in the event that the Company is required, pursuant to Section 7.12(c) of the Merger Agreement, to duly call, give notice of, convene and hold the Company Stockholders Meeting, in favor of (A) the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby, including the Merger, (B) the approval of any proposal to adjourn or postpone any Company Stockholders Meeting to a later date if the Company or Parent proposes or requests such postponement or adjournment in accordance with Section 7.12(c) of the Merger Agreement and (C) the approval of any other proposal considered and voted upon by the Company Stockholders at any Company Stockholders Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger, and against (ii) (A) any Acquisition Proposal or any other proposal made in opposition to the Merger Agreement, (B) any change in a majority of the Company Board of Directors, (C) any amendment to the Company Certificate or Company Bylaws, (D) any material change in the capitalization of the Company or the Company’s corporate structure or any liquidation, dissolution, winding up or reorganization of the Company and (E) any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement. Each Stockholder shall not consent, in such Stockholder’s capacity as a stockholder of the Company, to matters inconsistent with the voting obligations set forth in this Section 2.1. The obligations of the Stockholders specified in this Section 2.1 shall apply whether or not (1) the Merger or any action described above is recommended by the Company Board of Directors or (2) there has been any Change of Recommendation. Any attempt by a Stockholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Shares in contravention of this Section 2.1 shall be null and void ab initio.

2.2 No Solicitation. From and after the date hereof until the Expiration Time, each Stockholder agrees that it shall not and shall cause its Representatives acting on its behalf not to, directly or indirectly: (a) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer which constitutes or could be reasonably expected to lead to an Acquisition Proposal, (b) participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to the Company or any Company Subsidiary in connection with an Acquisition Proposal, other than to state that the Stockholder and its Representatives are prohibited under this Agreement from engaging in any such discussions or negotiations, (c) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Acquisition Proposal, (d) approve or authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal or (e) agree to or authorize, in writing or otherwise, any of the foregoing actions. Each Stockholder shall and shall cause its Representatives acting on its behalf to, immediately following the date hereof, cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. For purposes of this Section 2.2, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any Parent Subsidiary or any of their respective Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 2.2 by a Stockholder’s Representatives acting on its behalf shall be a breach of this Section 2.2 by such Stockholder.

2.3 Certain Waivers. Each Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that such Stockholder may have by virtue of, or with respect to, any of such Stockholder’s Shares (including any and all such rights under Section 262 of the DGCL). The Stockholder hereby agrees not to commence, participate in as a plaintiff or otherwise assist, support or encourage in any way any plaintiff in, and to take all actions necessary to opt out of any class in, any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Merger Sub or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging any breach of any fiduciary duty of the Company Board of Directors in connection with the negotiation, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, including the Merger.

3. Regulatory Cooperation. Each Stockholder will, and will cause its affiliates to, provide any information and access to personnel reasonably available to such Stockholder that is reasonably necessary to obtain regulatory approvals of any Governmental Entity, or to provide certifications as to information provided to a Governmental Entity, pursuant to Section 7.2 of the Merger Agreement, in each case as promptly as reasonably practicable after any reasonable request therefor by the Company or Parent; provided, however, that materials required to be provided pursuant to the foregoing may be redacted (i) to remove references concerning the valuation of such Stockholder, the Company or any of their respective Subsidiaries and (ii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each Stockholder may, as such Stockholder deems advisable and necessary, reasonably designate any competitively sensitive material provided to the Company or Parent under this Section 3 as “Antitrust Counsel Only Material” or “FDI Counsel Only Material.”

4. Agreement Not to Transfer or Encumber. Each Stockholder hereby agrees that, from the date hereof until the Expiration Time, it shall not (a) Transfer (or enter into any contract related to the Transfer of) any of its Shares or any right, title or interest therein or (b) deposit any of its Shares into a voting trust or enter into a voting agreement, voting trust or arrangement with respect to any Shares, as applicable, grant a proxy or power of attorney with respect thereto or enter into any agreement or take any action that would make any covenant, agreement, representation or warranty of the Stockholder contained herein untrue, incorrect, ineffective or unenforceable in any material respect or have the effect of preventing such Stockholder from performing any of its material obligations under this Agreement, or approve or consent to any of the foregoing. Any Transfer or attempted Transfer of any Shares in violation of this Section 4 shall be null and void ab initio. If any involuntary Transfer of any of the Shares shall occur (including a sale by any Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding anything in this Section 4 to the contrary, following delivery of the Written Consent, Checkers Control Partners, L.P. may distribute Shares to its equityholders anytime on or after March 1, 2025; provided that (i) each such equityholder that is a party to the Stockholders’ Agreement entered into concurrently herewith executes a joinder to this Agreement substantially in the form attached hereto as Annex I, to ensure that such equityholder is subject to the obligations under this Agreement applicable to the Stockholders and that such equityholder’s Shares are subject to this Agreement and (ii) Checkers Control Partners, L.P. shall, as a condition to such distribution, cause each such equityholder that is not a party to the Stockholders’ Agreement entered into concurrently herewith to irrevocably agree in writing (of which Parent shall be an express third-party beneficiary) to be bound by the Election made by Checkers Control Partners, L.P. pursuant to Section 9.

5. Representations, Warranties and Covenants of the Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:

5.1 Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Such Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable. The execution and delivery by such Stockholder of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other organizational action in accordance with such Stockholder’s Governing Documents, as applicable. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent and the Company, constitutes the legal, valid and binding obligation of such Stockholder, as applicable, enforceable against it in accordance with its terms, except as limited by the Enforceability Limitations.

5.2 The execution and delivery of this Agreement by such Stockholder and the performance of its obligations hereunder will not constitute or result in (a) a breach or violation of, or a default under, the Governing Documents of such Stockholder, (b) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of such Stockholder (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon such Stockholder, or (c) a conflict with, breach or violation of any Law applicable to such Stockholder or by which its properties are bound or affected, except, in the case of clause (b) or (c), for any breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be expected to impair the ability of such Stockholder to perform its obligations under this Agreement on a timely basis.

5.3 As of the date hereof, such Stockholder Beneficially Owns such Stockholder’s Owned Shares free and clear of any and all Liens, other than those created by this Agreement, and has sole voting power over and right to consent with respect to all of such Owned Shares.

5.4 Except as contemplated by this Agreement, such Stockholder has not entered into any tender, voting or other agreement or arrangement, or proxy or power of attorney, with respect to any of its Shares or entered into any other contract relating to the voting of any of its Shares. Any and all proxies in respect of such Stockholder’s Shares are revocable, and such proxies either have been revoked prior to the date hereof or are hereby revoked.

5.5 As of the date hereof, there is no Proceeding pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that, individually or in the aggregate, would reasonably be expected to impair the ability of such Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

5.6 Such Stockholder hereby (a) authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the transactions contemplated by the Merger Agreement, including the Information Statement and the Form S-4 and any other applicable filings under the Exchange Act or the Securities Act, its identity and ownership of its Shares and the nature of its obligations under this Agreement, and (b) agrees that it shall promptly (i) furnish to Parent and the Company any information reasonably available to such Stockholder that Parent or the Company may reasonably request for the preparation of any such announcement or disclosure and (ii) notify Parent and the Company of any required corrections with respect to any written information supplied by it specifically for use in any such announcement or disclosure, if and to the extent that any such information contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7 Such Stockholder has received and reviewed a copy of the Merger Agreement.

5.8 Such Stockholder is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act). In making its Election pursuant to Section 9, each Stockholder acknowledges that (a) no form of “general solicitation” or “general advertising” (as such terms are defined in Regulation D under the Securities Act) was used by Parent or its Representatives in connection therewith, (b) neither Parent nor its Representatives has taken any action that would constitute a public offering within the meaning of Section 4(a)(2) of the Securities Act with respect thereto and (c) as of the date hereof, no other stockholders of the Company were solicited or otherwise approached by Parent or its representatives for the purpose thereof.

6. Termination. Other than this Section 6 and Section 11 (or any defined terms used in the foregoing), which shall survive any termination of this Agreement, this Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time. Notwithstanding the foregoing, nothing herein shall relieve any Party hereto from liability for any breach of this Agreement that occurred prior to such termination.

7. Duties. The Stockholders are entering into this Agreement solely in their capacities as Beneficial Owners of the Shares, as applicable, and nothing in this Agreement shall apply to any Person serving in his or her capacity as a director of the Company. Parent acknowledges that investment professionals of The Goldman Sachs Group, Inc. may serve on the Company Board of Directors, and agrees that any actions taken by a director of the Company in his or her capacity as such shall not constitute actions taken by or on behalf of a Stockholder.

8. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any of its direct or indirect owners any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, as applicable, and neither Parent nor any of its direct or indirect owners shall have the authority to direct the Stockholders in the voting or disposition of any Shares, except as otherwise expressly provided herein.

9. Election. Each Stockholder’s Election of the number of Cash Election Shares and the number of Stock Election Shares that comprise such Stockholder’s Shares is set forth on Schedule A attached hereto. Such Election shall be irrevocable and binding upon such Stockholder (and any Person to whom such Stockholder’s Shares have been Transferred in accordance with the terms hereof) for all purposes under the Merger Agreement. Each Stockholder agrees that (a) Schedule A shall constitute a valid Form of Election for all purposes under the Merger Agreement and (b) such Stockholder will execute any and all documents or instruments and take such other actions required, or otherwise reasonably requested by Parent or the Company, to give effect to such Stockholder’s Election and the other terms of this Section 9 and Section 2.3 of the Merger Agreement. Each Stockholder acknowledges and agrees that such Stockholder’s Election may be subject to proration in accordance with the terms of the Merger Agreement, including Section 3.2 thereof.

10. [Intentionally Omitted].

11. Miscellaneous.

11.1 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any provision of this Agreement (including failing to take (or refrain from taking) such actions as are required of it hereunder pursuant to Section 2 and Section 3) is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Section 6, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 11.1 are an integral part of this Agreement and each Party hereby waives any objections to any remedy referred to in this Section 11.1 on the basis that there is an adequate remedy at Law. In the event any Party seeks any remedy referred to in this Section 11.1, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

11.2 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Any purported direct or indirect assignment in violation of this Section 11.2 shall be null and void ab initio.

11.3 Amendment and Modification; Waiver. Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. No failure or delay by Parent, the Company or the Stockholders in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon transmission; provided that no “bounceback” or notice of non-delivery is received) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)	if to Parent, to:

First Advantage Corporation

1 Concourse Parkway NE, Suite 200

Atlanta, Georgia 30328

Email:

Attention: Bret T. Jardine

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Email:    ecooper@stblaw.com

      mark.viera@stblaw.com

Attention:  Elizabeth A. Cooper

      Mark C. Viera

(ii)	if to the Stockholders, to:

c/o Broad Street Principal Investments, L.L.C.

200 West Street

New York, New York 10282

Email:

Attention: Adrian Jones

     Hristo Dimitrov

(iii)	if to the Company, to:

Sterling Check Corp. 6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

Email:

Attention: Joshua Peirez

     Steven Barnett

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

1 New York Plaza

New York, New York 10004

Email:    christopher.ewan@friedfrank.com

       andrea.gede-lange@friedfrank.com

Attention: Christopher Ewan

     Andrea Gede-Lange

11.5 Governing Law; Jurisdiction.

(a) This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the Merger (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state, including with respect to statutes of limitations.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the state or federal courts in the State of Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11.5(b) in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by applicable Law.

11.6 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

11.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The word “days” means calendar days. The table of contents and headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. References to any Law shall be deemed to refer to such Law as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder.

11.8 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement, together with the Merger Agreement, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.

(b) Except as provided in Section 11.11, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder.

11.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

11.10 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.11 Non-Recourse. This Agreement may only be enforced against, and any Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of any Party (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith. In furtherance and not in limitation of the foregoing, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any other agreement referenced herein or in connection with any Merger shall be sought or had against any Non-Recourse Party, except for claims that any Party may assert against another Party solely in accordance with, and pursuant to the terms and conditions of, this Agreement. The Parties agree that the Non-Recourse Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.11.

11.12 Affiliated Entities. If any controlled affiliate of a Stockholder becomes a Beneficial Owner of Shares on or after the date hereof, (a) such Stockholder shall give Parent a written notice thereof in advance of such controlled affiliate becoming a Beneficial Owner and (b) such controlled affiliate shall, and such Stockholder shall cause such controlled affiliate to, promptly (and in advance of such controlled affiliate becoming a Beneficial Owner) execute a joinder to this Agreement substantially in the form attached hereto as Annex I, to ensure that such controlled affiliate is subject to the obligations under this Agreement applicable to the Stockholders and that such Shares are subject to this Agreement; provided that any failure to execute such joinders or take such other actions shall not affect such obligations hereunder.

11.13 Exempt Transfer. To the extent that Article X of the Company Certificate is applicable to the entry by Parent and the Stockholders into this Agreement and the performance of their respective obligations hereunder, each of the Stockholders hereby irrevocably and unconditionally designates Parent as an Exempt Transferee (as defined in the Company Certificate) for purposes of Article X of the Company Certificate.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

FIRST ADVANTAGE CORPORATION

By:	/s/ Bret Jardine
Name:	Bret Jardine
Title:	Executive Vice President, General Counsel and Corporate Secretary

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

CHECKERS CONTROL PARTNERSHIP, L.P.

By:	Broad Street Control Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

BROAD STREET CONTROL ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Vice President

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

STERLING CHECK CORP.

By:	/s/ Joshua Peirez
Name:	Joshua Peirez
Title:	Chief Executive Officer

[SIGNATURE PAGE TO SUPPORT AGREEMENT]

Schedule A

Stockholder	Shares of Company Common Stock	Number of Cash Election Shares	Number of Stock Election Shares	Number of Non- Electing Shares
Broad Street Principal Investments, L.L.C.	16,878,275	16,878,275	0	0

Checkers Control Partnership, L.P.	32,928,405	32,928,405	0	0

Broad Street Control Advisors, L.L.C.	1,064	1,064	0	0

Exhibit A

Form of Written Consent

FORM OF WRITTEN CONSENT OF STOCKHOLDERS

IN LIEU OF A MEETING

February 28, 2024

The undersigned, being stockholders of Sterling Check Corp., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (such common stock, the “Company Common Stock” and, such stockholders, the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”) and Article VIII of the Amended and Restated Certificate of Incorporation of the Company, effective as of September 22, 2021, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, the board of directors of the Company has unanimously (a) determined that the terms of that certain Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among First Advantage Corporation, a Delaware corporation (“Parent”), Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and the Company and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein, (d) directed that the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting and (e) subject to Section 6.3 of the Merger Agreement, resolved to recommend that the stockholders of the Company vote to adopt the Merger Agreement;

WHEREAS, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent; and

WHEREAS, in accordance with the resolutions of the Board approving the Merger Agreement, the Company has executed and delivered the Merger Agreement and directed that the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting.

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Merger, be, and they hereby are, adopted, ratified, approved and authorized in all respects by the Stockholders, and that the Company be, and hereby is, authorized, directed and empowered to (a) perform its obligations under the Merger Agreement and (b) enter into and perform its obligations under each other agreement, instrument or certificate required or permitted to be entered into by the Company under the terms of the Merger Agreement, including without limitation, certificates of merger in such form as required by the DGCL;

FURTHER RESOLVED, that any of the officers of the Company be, and each hereby is, authorized, directed and empowered, acting on behalf of the Company, to execute and deliver any certificates, documents, agreements and instruments that any officer or officers executing such documents may, in the exercise of such officer’s or officers’ discretion, deem appropriate, advisable and in the best interests of the Company pursuant to the foregoing resolution, together with such amendments and modifications thereof as shall be made therein with the approval of such officer or officers, the execution of which shall be conclusive evidence of such approval;

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed, on behalf and in the name of the Company, to cause to be prepared, executed and filed with the appropriate foreign, federal, state or local governmental authorities or instrumentalities such registrations, declarations or other filings as any such officer may deem necessary or desirable or as may be required by such governmental authorities or instrumentalities in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed, on behalf and in the name of the Company, to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional agreements, certificates, documents and instruments as any such officer may deem necessary or appropriate in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the Board be, and hereby is, authorized and empowered to amend the Merger Agreement and take any other action with respect to the Merger Agreement permitted under Section 251(d) of the DGCL, as the Board may, in the exercise of its discretion, deem advisable, appropriate and in the best interests of the Company and its stockholders; and

FURTHER RESOLVED, that any and all acts heretofore done, and any and all documents, instruments and certificates heretofore executed and delivered, in the name and on behalf of the Company, in connection with the transactions contemplated by the Merger Agreement are hereby ratified and approved in all respects.

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law. This consent may be executed manually or by other electronic transmission by the Stockholders, in any number of counterparts, each of which shall be considered one and the same consent. The exchange of a fully executed consent (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to evidence consent of the undersigned.

When executed by the Stockholders, this consent shall be delivered to the Company in accordance with Section 2 of the Support Agreement, dated as of the date hereof, by and among the Stockholders, the Company and Parent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:
Name:
Title:

CHECKERS CONTROL PARTNERSHIP, L.P.

BY:	Broad Street Control Advisors, L.L.C., its General Partner

By:
Name:
Title:

BROAD STREET CONTROL ADVISORS, L.L.C.

BY:
Name:
Title:

[SIGNATURE PAGE TO STOCKHOLDERS’ WRITTEN CONSENT]

Annex I

Form of Joinder

The undersigned is executing and delivering this joinder agreement (this “Joinder”) pursuant to that certain Support Agreement, dated as of February 28, 2024 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Support Agreement”) by and among First Advantage Corporation, a Delaware corporation (“Parent”), and the stockholders of Sterling Check Corp., a Delaware corporation (the “Company”), listed on Schedule A attached thereto (each, a “Stockholder” and, collectively, the “Stockholders”). Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder to the Support Agreement, the undersigned hereby adopts and approves the Support Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned becoming a Beneficial Owner of Shares, to become a Party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Stockholders in the same manner as if the undersigned were an original signatory to the Support Agreement.

The undersigned hereby represents and warrants that it is a controlled affiliate of [●]1.

Section 11 of the Support Agreement is hereby incorporated herein by reference, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

[1]	The Stockholder transferring Shares.

Accordingly, the undersigned has executed and delivered this Joinder as of the   day of      ,      .

[TRANSFEREE]

By:
Name:
Title:

Notice Information
Address:
Email:

Annex C

STOCKHOLDERS’ AGREEMENT

of

FIRST ADVANTAGE CORPORATION

Dated as of February 28, 2024

STOCKHOLDERS’ AGREEMENT

OF

FIRST ADVANTAGE CORPORATION

THIS STOCKHOLDERS’ AGREEMENT (as the same may be amended from time to time in accordance with its terms, the “Agreement”) is entered into as of February 28, 2024 by and among FIRST ADVANTAGE CORPORATION, a Delaware corporation (the “Company”), and each of the parties hereto that will become a stockholder of the Company pursuant to the Merger Agreement (as defined below), and each of the other Persons whose name appears on the signature pages hereto (together with their respective successors and Permitted Transferees who execute and deliver a counterpart signature page hereto, each, a “Holder” and collectively, the “Holders”).

RECITALS:

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of the Company, and Sterling Check Corp., a Delaware corporation (“Sterling”);

WHEREAS, pursuant to the Merger Agreement, on the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into Sterling (the “Merger”) and the separate corporate existence of Merger Sub shall cease, and Sterling shall become the surviving corporation in the Merger and a wholly owned Subsidiary of the Company; and

WHEREAS, in connection with, and effective and contingent upon, the consummation of the transactions contemplated by the Merger Agreement, the Holders and the Company desire to enter into an agreement with respect to the Holders’ ownership of shares of Common Stock after the Merger that will become effective as of the Effective Time (as defined in the Merger Agreement).

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

ARTICLE 1. GENERAL.

1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

(a) “Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For the avoidance of doubt, Caisse de dépôt et placement du Québec (the “CDPQ Holder”) shall not be deemed to be an Affiliate of any of Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C., Checkers Control Partnership, L.P. (the “Checkers Entity”), Bridge Street 2015, L.P., 2015 Employee Offshore Aggregator, L.P., Stone Street 2015, L.P., MBD 2015, L.P. and GS Fund Holdings, L.P., and vice versa.

(b) “Board” means the Board of Directors of the Company.

(c) “Business Day” means a day, other than a Saturday, Sunday or other day on which banks located in New York, New York, Atlanta, Georgia or San Francisco, California are authorized or required by applicable law to close.

(d) “Change in Control” means (i) the sale, lease or other disposition in a transaction or series of related transactions of all or substantially all of the assets of the Company to a Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) that is not (x) the Silver Lake Group or an Affiliate thereof, (y) any group of which Silver Lake or any Affiliate thereof is a member, so long as the Silver Lake Group and its Affiliates own a majority of the voting power of Equity Securities held by such group and (z) any member of such group referred to in (y) or (ii) an acquisition of the Company by another Person by stock sale, consolidation, merger or other reorganization in a transaction or series of related transactions following which any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than (x) the Silver Lake Group or an Affiliate thereof, (y) any group of which Silver Lake or any Affiliate thereof is a member, so long as the Silver Lake Group and its Affiliates own a majority of the voting power of Equity Securities held by such group and (z) any member of such group referred to in (y), beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than fifty percent (50%) of the voting power of the Company (or any entity which controls the Company, or which is a successor to all or substantially all of the assets of the Company); provided, that a merger effected exclusively for the purpose of changing the domicile of the Company shall not constitute a Change in Control. Notwithstanding the preceding or any provision of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, a Person or group shall not be deemed to beneficially own voting Common Stock (x) subject to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Equity Securities in connection with the transactions contemplated by such agreement or (y) as a result of veto or approval rights in any joint venture agreement, shareholder agreement, investor rights agreement or other similar agreement.

(e) “Common Stock” means the common stock, $0.01 par value per share, of the Company.

(f) “DIK Sale” means any Transfer of Equity Securities effected by way of a distribution of such Equity Securities to any direct equityholders of a Holder. Notwithstanding the foregoing, a distribution by the Checkers Entity of all of the Equity Securities held by the Checkers Entity (a “Checkers DIK”) on or after March 1, 2025 to its equityholders shall be deemed to not be a DIK Sale; provided that the equityholders of the Checkers Entity that are party to this Agreement as of the date hereof and included as Specified Holders after the Checkers DIK hold at least 54% of the then-outstanding equity interests of the Checkers Entity as of immediately prior to such Checkers DIK.

(g) “Eligible Registration Statement” means any registration statement (other than (i) a registration statement on Form S-4 or Form S-8 or any similar or successor form or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act or other business combination or acquisition transaction, any registration statement related to the issuance or resale of securities issued in such a transaction) filed by the Company under the Securities Act in connection with any primary or secondary offering of Common Stock for the account of the Company and/or any stockholder of the Company, whether or not through the exercise of any registration rights.

(h) “Equity Securities” means (i) any Common Stock or preferred stock of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock or preferred stock of the Company (including any option to purchase such a security and any promissory note convertible into securities), (iii) any Common Stock underlying any security referred to in clause (ii), (iv) any security carrying any option, warrant or right to subscribe for or purchase any Common Stock or preferred stock of the Company or other security referred to in clause (ii), or (v) any such option, warrant or right.

(i) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(j) “Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

(k) “Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority.

(l) “Participation Effective Date” means the first Business Day after the Piggyback Holders receive notice from the Company pursuant to Section 2.3(a) hereof.

(m) “Permitted Transferee” means, as of any date of determination, (i) any Affiliate (other than a portfolio company or investee company) of a Holder to which such Holder Transfers or distributes any Equity Securities; provided, that, as a condition precedent to any such Transfer or distribution, such transferee or distributee (other than a transferee or distributee that is already a party to this Agreement) will agree to be subject to the terms of this Agreement by executing and delivering a counterpart signature page to this Agreement; or (ii) for the Checkers Entity, any of its equityholders, subject to Section 2.1(e).

(n) “Person” shall mean an individual, partnership, corporation, limited liability company, unincorporated organization, trust, joint venture, government agency, or other entity.

(o) “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

(p) “Registrable Securities” means all Common Stock (including Common Stock issued in respect of Equity Securities) of the Company held by any Holder, in each case, as of immediately following the effective time of the Merger (for the avoidance of doubt, after giving effect to the transactions contemplated by the Merger Agreement) or, in the event of any Transfer or distribution to a Permitted Transferee, as of immediately following such Transfer or distribution, that continue to be held by such Holder or its Permitted Transferee as the time of the relevant determination, other than Common Stock that has become eligible to be sold by such Person pursuant to Rule 144 without being subject to the conditions set forth in Rule 144(e), (f) and (h).

(q) “Registration Expenses” means all expenses incurred by the Company in complying with Sections 2.3, 2.4 and 2.7 hereof, including, without limitation, (i) all SEC and other registration and filing fees (including, without limitation, fees and expenses with respect to (A) filings required to be made with FINRA and (B) securities or Blue Sky laws, including, without limitation, any fees and disbursements of counsel for the underwriters in connection with any filing and application made to or with (and clearance by) FINRA and any Blue Sky qualifications of the Registrable Securities pursuant to Section 2.7(d)), (ii) preparation, printing, messenger and delivery expenses, (iii) fees and disbursements of counsel for the Company, (iv) fees and disbursements of a single counsel for the Silver Lake Group (such counsel, “Silver Lake Counsel”) and a single counsel for all other Holders participating in such registration and/or offering, which counsel shall be selected by such other Holders holding a majority of the Registrable Securities being sold by all such other Holders participating in such registration and/or offering (such counsel, together with the Silver Lake Counsel, “Holder Counsel”), including the expenses associated with the delivery of any opinions on behalf of such Holders, (v) expenses incurred in connection with roadshows related to registered offerings made pursuant to Article 2, including, without limitation, expenses related to any presentations but excluding the travel and lodging expenses of representatives of the underwriters, (vi) fees and disbursements of independent certified public accountants and any other persons, including special experts retained by the Company, (vii) expenses related to any special audits incident to or required by any such registration, in each case, whether or not any Eligible Registration Statement is filed or becomes effective, (viii) all fees and expenses related to the listing of the Registrable Securities on any securities exchange and (ix) all internal expenses of the Company, including the compensation of officers and employees of the Company and the fees and expenses in connection with any annual audit. For the avoidance of doubt, any Selling Expenses in connection with any registration, sale or distribution of Registrable Securities shall be borne by such Holder and not by the Company.

(r) “Secondary Sale” means any Transfer of Equity Securities (other than a DIK Sale), including in a privately negotiated transaction, block trade, open-market transaction or pursuant to a registration statement, including pursuant to Section 2.3 or Section 2.4 hereof

(s) “Securities Act” means the Securities Act of 1933, as amended.

(t) “Securities Sale” means any DIK Sale and any Secondary Sale, as the case may be.

(u) “Selling Expenses” means (i) all underwriting fees and selling commissions relating to the distribution of the Registrable Securities and (ii) all taxes (including capital gains, income, stamp, transfer or similar taxes or duties), if any, on the Transfer and sale, respectively, of the Registrable Securities being sold.

(v) “Silver Lake” or “Silver Lake Group” means SLP Fastball Aggregator, L.P. and its affiliated management companies and investment vehicles and any Affiliate of Silver Lake. Unless the Company is otherwise notified in writing by SLP Fastball Aggregator, L.P., SLP Fastball Aggregator, L.P. shall at all times serve as the designated representative to act on behalf of the Silver Lake Group for purposes of this Agreement and shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement; provided, however, that if SLP Fastball Aggregator, L.P. chooses to cease to serve as the designated representative of the Silver Lake Group, then SLP Fastball Aggregator, L.P. or, in the absence of SLP Fastball Aggregator, L.P. doing so, a majority in interest of the members of the Silver Lake Group at such time shall designate and appoint one member of the Silver Lake Group to serve as the designated representative of the Silver Lake Group for purposes of this Agreement, which designee (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Silver Lake Group with respect to all provisions of this Agreement. The Company and the Holders shall be entitled to rely on all actions taken by SLP Fastball Aggregator, L.P. or such designee on behalf of the Silver Lake Group.

(w) “Specified Holders” means (i) before the Checkers DIK, Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C. and the Checkers Entity and (ii) after the Checkers DIK, (a) Broad Street Principal Investments, L.L.C., Broad Street Control Advisors, L.L.C., the CDPQ Holder, Bridge Street 2015, L.P., 2015 Employee Offshore Aggregator, L.P., Stone Street 2015, L.P., MBD 2015, L.P. and GS Fund Holdings, L.P. and (b) other than with respect to Section 2.2 of this Agreement, any other Permitted Transferee of the Checkers Entity that, in its sole discretion, executes and delivers a counterpart signature page to this Agreement on or after the date of this Agreement identifying such Permitted Transferee as a Specified Holder.

(x) “Sold Securities” means the Equity Securities that are Transferred in a Securities Sale.

(y) “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned by that Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing member, general partner or analogous controlling Person of such limited liability company, partnership, association or other business entity.

(z) “trading day” means any day on which the Nasdaq Stock Market LLC or such other national securities exchange on which the Company’s shares are then listed is open for trading.

(aa) “Transfer” or “Transferring” means any direct sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of Law of any Equity Securities.

1.2 Rules of Construction. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) words in the singular include the plural and words in the plural include the singular;

(b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c) all references to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement;

(d) “or” is not exclusive;

(e) “including” means including without limitation; and

(f) references to numbers of shares in this Agreement, including the calculation of the number of Registrable Securities, shall be appropriately adjusted to reflect any stock dividend, stock split, combination or other recapitalization or reclassification of shares by the Company occurring after the date of this Agreement.

ARTICLE 2. RESTRICTIONS ON TRANSFER; REGISTRATION.

2.1 Restrictions on Transfer.

(a) Each Holder agrees with the Company that it will not effect any Transfer of Equity Securities unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and, in either case, in compliance with all applicable state securities laws and all applicable securities laws of any other jurisdiction. The Company agrees, and each Holder understands and consents, that the Company will not take any action to cause or permit any Transfer of Equity Securities to be made on its books (or on any register of securities maintained on its behalf) unless the Transfer is permitted by and has been made in accordance with the terms of this Agreement and all applicable securities laws. Each Holder agrees that in connection with any Transfer or distribution of Equity Securities that is not made pursuant to a registration statement, the Company may, in its sole discretion, request an opinion, certifications and other information in form and substance reasonably satisfactory to the Company or its stock transfer agent and from counsel reasonably satisfactory to the Company or its stock transfer agent stating that such transaction is exempt from registration under the Securities Act and, in connection therewith, the Company shall use its reasonable best efforts to cause the stock transfer agent to facilitate such Transfer or distribution including the removal of any restrictive legends on such Equity Securities.

(b) Each certificate representing Equity Securities held by a Holder that is subject to the provisions of this Agreement shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws) or if held in electronic form, shall be held in an account by the Company’s stock transfer agent subject to restrictions on Transfer substantially consistent with the following legends, which shall be furnished in accordance with applicable Law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT

(A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT COVERING ANY SUCH TRANSACTION OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER, SUBJECT TO THE COMPANY’S RIGHT TO RECEIVE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH TRANSACTION IS EXEMPT FROM SUCH REGISTRATION REQUIREMENTS AND OTHER OPINIONS, CERTIFICATIONS AND OTHER INFORMATION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY.

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS’ AGREEMENT DATED AS OF FEBRUARY 28, 2024, AMONG THE STOCKHOLDER, THE COMPANY AND CERTAIN OTHER STOCKHOLDERS OF THE COMPANY AND OTHER PERSONS (AS THE SAME MAY BE AMENDED AND IN EFFECT FROM TIME TO TIME). NO SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS’ AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

(c) In the event that a Holder Transfers any Equity Securities in contravention of this Section 2.1, such Transfer shall be null and void, and the Company agrees it will not take any action to effect such a Transfer nor will it treat any alleged transferee as the holder of such Equity Securities.

(d) At any Holder’s written request, and in the case of any Holder subject to Section 2.2, upon the termination of the Purchase Option pursuant to Section 2.2(g), the Company shall use its reasonable best efforts to cause the Company’s stock transfer agent to remove any restrictive legends set forth on such Holder’s Equity Securities that no longer constitute Registrable Securities, subject to compliance by the Holder with the reasonable and customary procedures for such removal required by the Company or its stock transfer agent.

(e) The Checkers Entity hereby agrees that, prior to March 1, 2025, it shall not distribute the Equity Securities held by the Checkers Entity to its equityholders, without the prior written consent of the Company.

2.2 Purchase Option.

(a) On the terms and subject to the conditions set forth in this Section 2.2, in connection with any Securities Sale, (i) each Specified Holder agrees, severally and not jointly, to offer to sell to the Company, at a purchase price per share determined in accordance with this Section 2.2, a number of Equity Securities determined by multiplying (A) the aggregate number of such Specified Holder’s Sold Securities by (B) 17.647% (the resulting number of securities, the “Offered Securities”) and (ii) in the event, and to the extent, that the Company shall exercise the election to purchase all or a portion of the Offered Securities as provided in this Section 2.2 (the “Purchase Option”), each Specified Holder agrees, severally and not jointly, to sell to the Company, and the Company agrees to purchase from each Specified Holder, at the purchase price per share determined in accordance with this Section 2.2, that portion of the Offered Securities as to which such election shall have been exercised.

(b) No later than two Business Days prior to the date on which a Specified Holder proposes to consummate a Securities Sale, such Specified Holder shall deliver a written notice (a “Sale Notice”) to the Company and Silver Lake stating the terms and conditions of such proposed Securities Sale, including (i) such Specified Holder’s bona fide intention to effect the Securities Sale; (ii) the name of any purchaser or transferee of such Equity Securities, if known; (iii) the number of Equity Securities that such Specified Holder proposes to Transfer; (iv) the expected date of consummation of the Securities Sale; and (v) the terms and conditions of such proposed Transfer, if known.

(c) In the event a Secondary Sale is actually consummated, each Specified Holder participating in such Secondary Sale shall promptly deliver a written notice to the Company and Silver Lake following the consummation of such Secondary Sale (and in any event within two Business Days after such consummation) (such notice, the “Secondary Sale Consummation Notice”) and the Company shall have the right, but not the obligation, to purchase from each Specified Holder participating in such Secondary Sale, by delivery of written notice to such Specified Holder no later than two Business Days following receipt of the Secondary Sale Consummation Notice (such two Business Day period, a “Secondary Option Election Period”), such number of Offered Securities related to such Secondary Sale at the same price per share (net of any fees (including underwriting fees) or commissions that would have otherwise been deducted from such price before being remitted to the Specified Holder in connection with such Securities Sale) as the price per share of the Sold Securities subject to such Secondary Sale (such price per share, the “Secondary Sale Price”); provided, that if the Sold Securities were sold at multiple prices in such Secondary Sale, the Secondary Sale Price shall be the weighted average sale price of such Sold Securities. A Secondary Sale may be effected in a single transaction or in a series of transactions occurring within no more than a 20 Business Day period. If a Secondary Sale is effected in a series of transactions, each Specified Holder participating in such Secondary Sale shall deliver a single Secondary Sale Consummation Notice after completion of the final sale in such series of transactions. If neither the Company nor any assignee thereof exercises the Purchase Option under this Section 2.2(c), then such Specified Holder shall have the right to Transfer the Offered Securities pursuant to a Secondary Sale for a ten Business Day period following the expiration of the Secondary Option Election Period at a price per share no lower than (without the prior written consent of the Company or such assignee) the Secondary Sale Price. If the Specified Holder does not Transfer such Offered Securities within such ten Business Day period, then such Specified Holder shall be required to comply with the terms of this Section 2.2 in any subsequent Transfer of such Offered Securities by such Specified Holder.

(d) In the event a DIK Sale is actually consummated, each Specified Holder participating in such DIK Sale shall promptly deliver a written notice to the Company and Silver Lake following the consummation of such DIK Sale (and in any event within one Business Day after such consummation) (such notice, the “DIK Sale Consummation Notice”) and the Company shall have the right, but not the obligation, to purchase from each Specified Holder, by delivery of written notice to such Specified Holder no later than the fifth trading day following receipt of the DIK Sale Consummation Notice (such five trading day period, a “DIK Option Election Period”), such number of Offered Securities related to such DIK Sale at a price per share of the Sold Securities subject to such DIK Sale equal to the volume weighted average of the trading price of one share of Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and such Specified Holder in good faith) over the four consecutive trading day period beginning on (and including) the date on which such DIK Sale is consummated (such price per share, the “DIK Sale Price”). If neither the Company nor any assignee thereof exercises the Purchase Option under this Section 2.2(d), then such Specified Holder shall have the right to Transfer the Offered Securities pursuant to a DIK Sale for a five Business Day period following the expiration of the DIK Option Election Period. If the Specified Holder does not Transfer such Offered Securities within such five Business Day period, then such Specified Holder shall be required to comply with the terms of this Section 2.2 in any subsequent Transfer of such Offered Securities by such Specified Holder.

(e) Payment for any Offered Securities in respect of which the Company or its assignee exercises the Purchase Option set forth in this Section 2.2 shall be made in cash by, at the option of the applicable Specified Holder, check or wire transfer to such Specified Holder upon delivery of the Offered Securities acquired pursuant to such exercise of the Purchase Option set forth in this Section 2.2 to the Company or its assignee, as applicable. Payment for and delivery of such Offered Securities may occur up to 10 Business Days following the exercise of such Purchase Option; provided that, in the event that payment and delivery occurs after the second Business Day following such exercise, interest shall start accruing from and after the third Business Day following such exercise on the aggregate purchase price at a rate of 8.00% per annum to, but excluding, the date of payment.

(f) Each Specified Holder represents and warrants, severally and not jointly, that it is a sophisticated investor and knows that the Company or the assignee, as the case may be, may from time to time, including at the time of any exercise of rights set forth in Section 2.2, be in possession of material, nonpublic information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to its decision to sell the Offered Securities or otherwise materially adverse to its interests, and agrees that the Company or assignee, as the case may be, shall have no obligation to disclose such information or any other information to it. Each of the Specified Holders, severally and not jointly, hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action it has or may have against the Company or its assignee, as applicable, and their respective affiliates, officers, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of any information in connection with the sale of Offered Securities pursuant to the exercise of rights set forth in this Section 2.2. Each Specified Holder further agrees, severally and not jointly, that to the extent requested by the Company or its assignee to be confirmed in writing at the time of the exercise of its rights set forth in this Section 2.2 or at the settlement of any sale pursuant to such exercise, it shall make such customary “big boy” representations and warranties to, and agreements with, the Company or its assignee, including (i) such representations, warranties and agreements as set forth in the two preceding sentences and (ii) that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Offered Securities.

(g) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 2.2 shall terminate with respect to any Specified Holder at such time as such Specified Holder, together with its Affiliates, ceases to hold Equity Securities representing at least 50,000 shares of Common Stock; provided that, if this Section 2.2 remains in effect with respect to a Specified Holder immediately prior to a Securities Sale (including a Secondary Sale effected in a series of transactions over multiple days) by such Specified Holder, the provisions of this Section 2.2 shall continue to apply with respect to such Securities Sale, notwithstanding that such Specified Holder, together with its Affiliates, may hold less than 50,000 shares of Common Stock immediately following such Securities Sale.

(h) The exercise or non-exercise by the Company or its assignee of its rights set forth in this Section 2.2 shall not adversely affect its rights to exercise such rights in connection with any subsequent Securities Sale by a Specified Holder pursuant to this Section 2.2.

(i) Each party hereto hereby agrees to and shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other customary agreements, certificates, instruments and documents, as another party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Section 2.2 and the consummation of the transactions contemplated hereby.

(j) If a Specified Holder proposes to consummate a Secondary Sale pursuant to Section 2.3, then, notwithstanding the foregoing provisions of Section 2.2(b), the reference in Section 2.2(b) to “two Business Days” shall be deemed to be “one Business Day.”

(k) In the event that the Company declines to exercise in full the Purchase Option for any Securities Sale (the Offered Securities with respect to which the Company does not exercise the Purchase Option, the “Unexercised Securities”), the Company may assign such purchase right to one or more members of the Silver Lake Group with respect to the Unexercised Securities for such Securities Sale. In such case, each Specified Holder shall comply with the provisions of this Section 2.2 for such Securities Sale as if such member of the Silver Lake Group were the Company hereunder, mutatis mutandis.

2.3 Piggyback Registrations.

(a) Notification. The Company shall notify the Specified Holders (collectively, the “Piggyback Holders”) in writing at least two full Business Days prior to the initial public filing of any Eligible Registration Statement or the filing of a prospectus supplement to any Eligible Registration Statement, in each case, in connection with an underwritten offering. Such notice from the Company shall, to the extent known, state the intended method of distribution of the Registrable Securities included in such Eligible Registration Statement or prospectus supplement. The Company shall afford each such Piggyback Holder the opportunity to include in such Eligible Registration Statement or prospectus supplement such number of Registrable Securities as they request. Each Piggyback Holder desiring to include Registrable Securities held by it in any such Eligible Registration Statement or prospectus supplement shall within one Business Day after the above-described notice from the Company so notify the Company in writing. Any notice from a Piggyback Holder shall (i) specify the amount of Registrable Securities that such Piggyback Holder would like to include in such Eligible Registration Statement or prospectus supplement (but subject to reduction to the extent the Company or any assignee thereof exercises the rights pursuant to Section 2.2 hereof) and (ii) include the agreement of such Piggyback Holder to participate in any related underwritten offering on the same terms as the other participating stockholders of the Company and shall be irrevocable unless the Company agrees in writing that it may be withdrawn; provided, that such notice to participate shall terminate on the date that is three months after the Participation Effective Date if the related offering has not been consummated prior to such date. Upon such written notice from a Piggyback Holder, the Company will use its reasonable best efforts to effect the registration under the Securities Act and/or offering of all Registrable Securities which such Piggyback Holder has requested to be registered and/or offered in accordance with the provisions of this Section 2.3. If a Piggyback Holder decides not to or is unable to include all of its Registrable Securities in any Eligible Registration Statement or prospectus supplement thereto filed by the Company, such Piggyback Holder shall nevertheless continue to have the right to include Registrable Securities in any subsequent Eligible Registration Statement or prospectus supplement thereto as may be filed by the Company, all upon the terms and conditions set forth herein.

(b) Underwriting. If the Eligible Registration Statement or prospectus supplement thereto under which the Company gives notice under this Section 2.3 is for an underwritten offering, the Company shall so advise the Piggyback Holders. In such event, unless otherwise consented to by the Company, the right of any such Piggyback Holder to be included in an Eligible Registration Statement or prospectus supplement thereto pursuant to this Section 2.3 shall be conditioned upon such Piggyback Holder’s participation in such underwriting by executing and delivering a custody agreement and power of attorney in form and substance reasonably satisfactory to the Company with respect to such Registrable Securities (the “Custody Agreement and Power of Attorney”). The Custody Agreement and Power of Attorney will provide, among other things, that (i) the Piggyback Holder will, to the extent applicable, deliver to and deposit in custody with the custodian and attorney-in-fact named therein one or more certificates representing such Registrable Securities, accompanied by duly executed stock powers in blank, and irrevocably appoint said custodian and attorney-in-fact with full power and authority to act under the Custody Agreement and Power of Attorney on such Piggyback Holder’s behalf with respect to the matters specified therein, including, but not limited to, the entry into an underwriting agreement (the “Underwriting Agreement”) in customary form with the underwriter(s) and the Company and such other customary documents and agreements reasonably required in connection with such registration or offering and (ii) the Piggyback Holder will perform its obligations under such Underwriting Agreement and any other agreement entered into in connection with such registration and/or offering. Such Piggyback Holder also agrees to execute such other customary documents and agreements as the Company may reasonably request to effect the provisions of this Section 2.3 and any transactions contemplated hereby.

(c) Priority on Piggyback Registrations. Notwithstanding any other provision of this Article 2, if the lead managing underwriter or underwriters advise the Company that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation of the number of shares to be included in an underwritten offering (including Registrable Securities), then the Company shall so advise all Piggyback Holders of Registrable Securities who have requested to participate in such offering hereunder that the number of shares that may be included in the underwriting shall be allocated first to the Company for its own account (in the event of a Company-initiated offering) or to the initial demanding stockholder and any other stockholder having pari passu registration rights as such demanding stockholder and to the Piggyback Holders who have duly requested shares to be included therein pursuant to Section 2.3 (in the event of a stockholder-initiated offering other than pursuant to Section 2.4(b), in which case clause (ii) thereof shall apply) on a pro rata basis based on the number of registrable securities held by such stockholders. For any Piggyback Holder which is a partnership, limited liability company or corporation, the partners, members or stockholders, as applicable, of such Piggyback Holder shall be deemed to be a single “Piggyback Holder,” and any pro rata reduction with respect to such “Piggyback Holder” pursuant to this Section 2.3(c) shall be based upon the aggregate amount of shares carrying registration rights owned by all Persons deemed to constitute such “Piggyback Holder” (as defined in this sentence).

2.4 Form S-3 Registration.

(a) If, at any time that the Company is eligible to effect a registration on Form S-3 (or any successor to Form S-3), the Company shall receive a written request from the Holder Representative (as defined below) that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar shelf registration statement under the Securities Act covering the registration of all or a portion of the Registrable Securities owned by the Specified Holders, then the Company shall, subject to the limitations of this Section 2.4, effect, as expeditiously as reasonably possible, such requested registration under the Securities Act of all Registrable Securities owned by the Specified Holders that the Holder Representative requests to be so registered; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4 if the Specified Holders propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than twenty-five million dollars ($25,000,000.00); provided that such threshold shall not apply if the Specified Holder is proposing to sell all of its remaining Registrable Securities. To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act, a “WKSI”) at the time any request is submitted to the Company pursuant to this Section 2.4(a), the Company shall file an automatic shelf registration statement on Form S-3 which covers those Registrable Securities which are requested to be registered.

(b) Shelf Take-Downs. At any time that a shelf registration statement covering Registrable Securities pursuant to this Section 2.4 is effective or has been requested to be filed pursuant to Section 2.4(a), if the Holder Representative delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten offering of all or part of its Registrable Securities included on the shelf registration statement (a “Shelf Underwritten Offering”) and stating the number of Registrable Securities to be included in the Shelf Underwritten Offering (but subject to reduction to the extent the Company or any assignee thereof exercises the rights pursuant to Section 2.2 hereof), then the Company shall promptly file or, if applicable, amend or supplement, the shelf registration statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering. In connection with any Shelf Underwritten Offering:

(i) the Company shall, within one Business Day of its receipt thereof from the Holder Representative, also deliver the Take-Down Notice to the other Specified Holders of Registrable Securities that have been, or requested to have been, included on such shelf registration statement and permit such Specified Holders to include their Registrable Securities in the Shelf Underwritten Offering if such Specified Holder notifies the Company within one Business Day after delivery of the Take-Down Notice to such Specified Holder; and

(ii) for any such offering involving a “roadshow,” in the event that the lead managing underwriter or the underwriters advise the Holder Representative or the Company that marketing factors (including, but not limited to, an adverse effect on the per share offering price) require a limitation on the number of shares to be included in such Shelf Underwritten Offering, then the Company shall so advise all Specified Holders of Registrable Securities who have requested to participate in such Shelf Underwritten Offering and the shares to be included in such Shelf Underwritten Offering hereunder shall be allocated to all Specified Holders and any other holders participating in such Shelf Underwritten Offering on a pro rata basis based on the number of Registrable Securities or registrable securities held by such Specified Holder or holder, as applicable.

(c) The Holder Representative shall have the right to make only one request pursuant to each of Section 2.4(a) and Section 2.4(b), respectively; provided, that such limitation shall not apply to any request that is made by the Holder Representative that does not result in the registration of all Registrable Securities described in the applicable written request, or which is terminated pursuant to Section 2.5(a), not maintained effective as required pursuant to Section 2.5(b), or postponed or suspended pursuant to Section 2.5(c) without the prior consent of the Holder Representative. For the avoidance of doubt, the Holder Representative shall have the right to make any request pursuant to Section 2.4(a) together with any request pursuant to Section 2.4(b).

(d) During the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on the earlier of (i) the date sixty (60) days after the effective date of, a Company-initiated registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the registration statement on Form S-3 pursuant to Section 2.4(a) and (ii) the date on which the Company has determined to terminate or abandon the registration or offering, the Company may, upon giving prompt written notice of such action to the Specified Holders, delay any other registered offering permitted pursuant to Section 2.4(b); provided that, for the avoidance of doubt, the Company provides the Specified Holders with the opportunity to participate in such Company-initiated registration or offering in accordance with Section 2.3.

2.5 Termination, Effectiveness, Postponement and Suspension of Registration.

(a) Right to Terminate Registration. If the Holder Representative determines, for any reason, not to proceed with any proposed registration requested pursuant to Section 2.4, the Holder Representative shall promptly notify the Company in writing. Upon receipt of such notice, the Company shall withdraw or terminate such registration whether or not any other Holder has elected to include any Registrable Securities in such registration. In addition, the Company shall have the right to withdraw or terminate any proposed registration initiated by it, whether or not any Piggyback Holder has elected to include Registrable Securities in such registration. The Company shall promptly give notice of the withdrawal or termination of any registration, whether requested pursuant to Section 2.4 or initiated by the Company, to any Holder who has elected to participate in such registration. The Registration Expenses of any such withdrawn or terminated registration shall be borne by the Company in accordance with Section 2.6.

(b) Effectiveness of the Registration Statement. The Company shall maintain the effectiveness of the Eligible Registration Statement for a period of at least 180 days (which such period shall be extended in accordance with Section 2.5(c)) after the effective date thereof or such shorter period during which all Registrable Securities included in such Eligible Registration Statement have actually been sold; provided, that notwithstanding the foregoing, the Company will use its reasonable best efforts to keep a shelf registration statement continuously effective until the earlier of (i) the date on which all Registrable Securities covered by such shelf registration statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in such shelf registration statement or otherwise cease to be Registrable Securities and (ii) the date on which this Agreement terminates. To the extent the Company is a WKSI, the Company shall use its reasonable best efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405 under the Securities Act)) during the period during which such automatic shelf registration statement is required to remain effective.

(c) Postponement or Suspension of Registration. If the filing, initial effectiveness or continued use of an Eligible Registration Statement, including a shelf registration statement pursuant to Section 2.4, in respect of a registration pursuant to this Agreement at any time would require the Company to make a public disclosure of material non-public information, which disclosure in the good faith judgment of the Board (based on the advice of reputable outside legal counsel) (a) would be required to be made in any registration statement so that such registration statement would not contain a material misstatement or omission, (b) would not be required by applicable Law or regulation to be made at such time but for the filing, effectiveness or continued use of such Eligible Registration Statement and (c) would reasonably be expected to have a material adverse effect on the Company or its business or on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar material transaction, then the Company may, upon giving prompt written notice of such determination to the Specified Holders participating in such registration, delay the filing or initial effectiveness of, or suspend the use of, such Eligible Registration Statement (the period of such delay or suspension, the “Suspension Period”); provided, that the Company shall not be permitted to do so (x) more than two times during any 12 month period or (y) for a period exceeding sixty (60) days on any one occasion. In the event the Company exercises its rights under the preceding sentence, such Specified Holders agree to suspend, promptly upon their receipt of the notice referred to above, their use of any prospectus relating to such registration in connection with any sale or offer to sell Registrable Securities. If so requested by the Company, all Specified Holders registering shares under such Eligible Registration Statement shall use their reasonable best efforts to deliver to the Company (at the Company’s request and expense) all copies, other than permanent file copies then in such Specified Holders’ possession, of the prospectus relating to such Registrable Securities at the time of receipt of such notice. The Company agrees that, in the event it exercises its rights under this Section 2.5(c), it shall (i) promptly notify such Specified Holders of the termination or expiration of any Suspension Period, (ii) following termination of a Suspension Period, resume the process of filing or request for effectiveness, or update the suspended registration statement, as the case may be, as may be necessary to permit the Specified Holders to offer and sell their Registrable Securities in accordance with applicable Law and (iii) if an Eligible Registration Statement that was already effective had been suspended as result of the exercise of such rights by the Company, promptly notify such Specified Holders, after the termination or expiration of any Suspension Period, of the applicable time period during which the Eligible Registration Statement is to remain effective, which shall be extended by a period of time equal to the duration of the Suspension Period.

2.6 Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration under Sections 2.3 and 2.4 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Holders of the securities so registered pro rata on the basis of the number of securities sold in connection with such registration. For the avoidance of doubt, Selling Expenses incurred in connection with any registration hereunder relating to securities sold by the Company shall be borne by the Company.

2.7 Obligations of the Company. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.3 and 2.4 herein, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC an Eligible Registration Statement or Eligible Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Company in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such registration statement to become effective and to remain effective as provided in Section 2.5(b).

(b) Prepare and file with the SEC such amendments and supplements to such Eligible Registration Statement and the prospectus used in connection with such Eligible Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the distribution of all securities covered by such Eligible Registration Statement for the period set forth in Section 2.5(b) above; provided, that before filing an Eligible Registration Statement or prospectus, or any amendments or supplements thereto, upon the request of the Holder Representative, the Company will (i) furnish to the Holder Counsel copies of all documents proposed to be filed, which documents will be subject to the reasonable review of the Holder Counsel, (ii) provide the Holder Representative (to the extent participating in such registration) reasonable opportunity to comment on the registration statement, prospectus, or any amendments or supplements thereto, and (iii) make such of the representatives of the Company as shall be reasonably requested by the Holder Representative (to the extent participating in such registration) available for discussion of such documents.

(c) Furnish without charge to the Holders of Registrable Securities covered by such registration statement, the underwriters, if any, and the Holder Counsel, such number of copies of the Eligible Registration Statement (including all exhibits filed therewith, including any documents incorporated by reference) and the prospectus included in such registration statement, including a preliminary prospectus, summary prospectus and each amendment and supplement thereto, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the distribution of Registrable Securities owned by them. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by each of the selling Holders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such prospectus and any such amendment or supplement thereto.

(d) Prior to any public offering of Registrable Securities, use its reasonable best efforts to register and qualify or cooperate with the selling Holders of Registrable Securities, the underwriters, if any, and the Holder Counsel and counsel for the underwriters in connection with the registration or qualification (or exemption from such registration or qualification) of the securities covered by such Eligible Registration Statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by such Holders and to keep each such registration or qualification (or exemption therefrom) effective during the period such Eligible Registration Statement is required to be kept effective; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, subject itself to taxation or file a general consent to service of process in any such states or jurisdictions.

(e) Use its reasonable best efforts to (1) list such Registrable Securities on each national securities exchange on which such securities are then listed if such Registrable Securities are not already so listed and (2) provide and cause to be maintained a transfer agent and registrar for such Registrable Securities covered by such registration statement no later than the effective date of such registration statement.

(f) Enter into and perform its obligations under such customary agreements, including, in the event of any underwritten public offering, an underwriting agreement, in usual and customary form, with the underwriter(s) of, and selling Holders of Registrable Securities participating in, such offering, and deliver customary certificates, in each case, in connection with such offering.

(g) Notify each Holder of Registrable Securities covered by such Eligible Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company’s becoming aware that the prospectus included in such Eligible Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use its reasonable best efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. Such notice shall notify such Holders of Registrable Securities only of the occurrence of such an event and shall not be required to provide additional information regarding such event to the extent such information would constitute material non-public information.

(h) Use its reasonable best efforts to furnish to the underwriters, if any, and the Holders of Registrable Securities being registered, on the date that the underwriting agreement is entered into, letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing such letters to Holders of Registrable Securities by applicable standards of the accounting profession).

(i) Use its reasonable best efforts to furnish to the underwriters, if any, and, in the case of clause (2), the Holders of Registrable Securities being registered, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (1) an opinion and a negative assurance letter, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form, substance and scope as is customarily given to underwriters in an underwritten public offering by counsel to the registrant, addressed to each of the underwriters, if any, and (2) bring-down comfort letters, dated as of such date, from the independent certified public accountants of the Company and any acquired entity for which financial statements are included or incorporated by reference in such registration statement, in form, substance and scope as is customarily given by independent certified public accountants to underwriters in an underwritten public offering with respect to such financial statements and certain financial information addressed to each of the underwriters, if any, and each of the Holders of Registrable Securities being registered (unless such accountants shall be prohibited from so addressing to Holders of Registrable Securities such letters by applicable standards of the accounting profession).

(j) Provide the Holder Counsel opportunities to conduct a reasonable investigation within the meaning of the Securities Act and make available for inspection by any selling Holder of Registrable Securities covered by such registration statement, by any underwriter participating in any distribution to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such selling Holder of Registrable Securities or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees (and use its reasonable best efforts to cause its auditors) to supply all information reasonably requested by any such selling Holder of Registrable Securities, underwriter, attorney, accountant or agent in connection with such registration, including by causing senior management, with appropriate seniority and expertise (and using its reasonable best efforts to cause its auditors), to participate in customary due diligence sessions (subject to, if requested by the Company, each party referred to in this clause (j) entering into customary confidentiality agreements in a form reasonably acceptable to the Company); provided, however, that the Company shall not be required to provide any information under this clause (j), to the extent, the Company reasonably believes, based on the advice of reputable outside legal counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information. Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company in violation of Law.

(k) (i) Make every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the withdrawal of any such order as promptly as reasonably possible and (ii) notify the Holder Counsel and the managing underwriter or agent, immediately, and confirm the notice in writing, of the issuance by the SEC of any such stop order or order, or the suspension of the qualification of the registration statement for offering or sale in any jurisdiction, or of the institution or threatening of any proceedings for any of such purposes.

(l) Use its reasonable best efforts (taking into account the Company’s business needs) to make available the executive officers of the Company to participate in any “road shows” that may be reasonably requested by the underwriters in connection with the distribution of Registrable Securities.

(m) Cooperate with each selling Holder of Registrable Securities and each underwriter or agent participating in the distribution of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.

(n) Use its reasonable best efforts to take all other steps reasonably necessary to effect the registration and/or complete any related offering of the Registrable Securities as contemplated hereby (including furnishing to the underwriters such further certificates, opinions and documents as the underwriters may reasonably request).

2.8 Delay of Registration; Furnishing Information.

(a) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration of Registrable Securities as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 2.

(b) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2.3 or 2.4 with respect to a selling Holder that such selling Holder shall furnish to the Company such customary information regarding themselves, the Registrable Securities held by them and the intended method of distribution of such securities as required by Section 2.10 or as otherwise reasonably requested by the Company.

2.9 Indemnification. In the event any Registrable Securities are included in an Eligible Registration Statement under Sections 2.3 or 2.4:

(a) To the fullest extent permitted by Law, the Company will indemnify and hold harmless each Holder of Registrable Securities whose Registrable Securities are covered by an Eligible Registration Statement or prospectus, the partners, members, directors and officers of such Holder, any underwriter (as defined in the Securities Act) and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act (collectively, the “Non-Company Indemnified Parties”), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state Law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its Subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Violation”); and the Company will reimburse each such Non-Company Indemnified Party for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding; provided, however, that the indemnity agreement contained in this Section 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, suit, action or proceeding to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such Eligible Registration Statement by such Non-Company Indemnified Party.

(b) To the fullest extent permitted by Law, each selling Holder of Registrable Securities will, severally and not jointly, indemnify and hold harmless the Company, each of its directors, officers, employees, agents, representatives, and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, any underwriter (as defined in the Securities Act) and any other Holder selling securities under such Eligible Registration Statement or any of such other Holder’s partners, members, directors or officers or any Person who controls such other Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or such other Holder, or partner, member, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or suits, actions or proceedings in respect thereof) and reasonable documented expenses arise out of or are based upon any of the following statements, omissions or violations: (i) any untrue statement or alleged untrue statement of a material fact contained in such Eligible Registration Statement or incorporated by reference therein, including any preliminary prospectus, final prospectus or summary prospectus contained therein or any amendments or supplements thereto or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report, (ii) any omission or alleged omission to state therein a material fact required to be stated therein (in the case of an Eligible Registration Statement only), or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made, or (iii) any violation or alleged violation by the Company or any of its subsidiaries of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal, state, foreign or common law, rule or regulation in connection with the offering covered by such Eligible Registration Statement (collectively, a “Holder Violation”), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such indemnifying Holder expressly for use in connection with such Eligible Registration Statement; and each such indemnifying Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, employee, agent, representative, controlling person, underwriter or other Holder, or partner, member, director, officer or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability, suit, action or proceeding if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, suit, action or proceeding if such settlement is effected without the consent of such indemnifying Holder, which consent shall not be unreasonably withheld, delayed or conditioned; provided, further, that in no event shall the aggregate amount of indemnity payments made by an indemnifying Holder under this Section 2.9(b) exceed the net proceeds from the offering received by such indemnifying Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Promptly after receipt by an indemnified party under paragraph (a) or (b) of this Section 2.9 (an “Indemnified Party”) of written notice of the commencement of any claim, damage, suit, action or proceeding (including any governmental or regulatory investigation) being brought or asserted against it, such Indemnified Party will, if a claim in respect thereof is to be made against any indemnifying party under paragraph (a) or (b) of this Section 2.9 (an “Indemnifying Party”), deliver to the Indemnifying Party a written notice of the commencement thereof; provided, that the failure of the Indemnified Party to deliver written notice to the Indemnifying Party shall not relieve it from any liability it may have under paragraph (a) or (b) of this Section 2.9 except to the extent such failure has materially prejudiced the Indemnifying Party’s ability to defend such action (through the forfeiture of substantive rights or defenses). The Indemnifying Party shall have the right to participate in, and, to the extent the Indemnifying Party so desires, jointly with any other Indemnifying Party who has received a similar notice, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party in such proceeding and shall pay the fees and expenses of such counsel relating to such proceeding, and after notice from the Indemnifying Party to the Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not, except as specified below, be liable to such Indemnified Party under paragraph (a) or (b) above, as the case may be, for any legal expenses of other counsel. In any such proceeding, an Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnified Party; provided the Indemnifying Party will pay the reasonable fees and expenses of such counsel if (i) the Indemnifying Party and the Indemnified Party shall have so mutually agreed; (ii) the Indemnifying Party has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party; (iii) the Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them. It is understood and agreed that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel that is required to effectively defend against any such proceeding) for all Indemnified Parties, and that all such fees and expenses shall be paid or reimbursed promptly. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld, delayed or conditioned), but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify each Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable Law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the actions that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by a court of Law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall the aggregate amount of contribution payments by a Holder hereunder exceed the net proceeds from the offering made under such Eligible Registration Statement received by such Holder.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.9(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The obligations of the Company and Holders under this Section 2.9 shall survive completion of any offering of Registrable Securities in an Eligible Registration Statement and the termination of this Agreement.

(f) The obligations of the parties under this Section 2.9 will be in addition to any liability, without duplication, which any party may otherwise have to any other party.

2.10 Agreement to Furnish Information. Each Holder agrees to execute and deliver such other customary agreements as may be reasonably requested by the Company or the representative(s) of the underwriter(s). In addition, if requested by the Company or such representative(s), each Holder who has Registrable Securities to be included in an Eligible Registration Statement shall provide within one Business Day of such request, such information relating to themselves, the Registrable Securities held by them and the registration and the intended method of distribution of the Registrable Securities as may be reasonably requested by the Company or such representative(s) in connection with the completion of any public offering of the Company’s securities pursuant to such Eligible Registration Statement. The underwriters of Registrable Securities are intended third-party beneficiaries of this Section 2.10 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.11 Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC, which may permit the sale of the shares of Common Stock to the public without registration, the Company agrees to use its reasonable best efforts to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the date hereof; and

(b) file with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after the date hereof.

Upon the request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with the foregoing requirements.

2.12 “Market Stand-Off” Agreement. Each Specified Holder of Registrable Securities hereby agrees that, in connection with any underwritten offering of the Company’s Equity Securities (including a Shelf Underwritten Offering) in which such Specified Holder participates in accordance with this Agreement, such Specified Holder shall not Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale or other Transfer, any Equity Security held by such Specified Holder (other than those included in the registration) for a period specified by the representative(s) of the underwriters of the underwritten offering not to exceed 90 days following the date of the final prospectus for the underwritten offering. The Company may impose stop transfer instructions with respect to any Equity Security subject to the foregoing restriction until the end of such 90 day or shorter period. Notwithstanding the foregoing, restrictions in this Section 2.12 shall not apply to any Transfer or distribution of shares of Common Stock by any Specified Holder to its Permitted Transferees during such period, so long as such Permitted Transferees agree to be bound by the provisions of this Section 2.12 for the duration of such period.

2.13 Acknowledgement. The Company acknowledges and agrees that the Silver Lake Group has consented in writing to this Agreement as required by such Section 3.10 of the Stockholders’ Agreement of First Advantage Corporation, dated as of June 25, 2021, by and among the Company and the stockholders party thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Existing Stockholders’ Agreement”) and hereby agrees that, notwithstanding anything to the contrary herein or in the Existing Stockholders’ Agreement, neither the Company nor any other stockholder of the Company shall be in breach of or otherwise in violation of the terms of the Existing Stockholders’ Agreement if the Company or any such stockholder takes any action in order to comply with the terms of this Agreement.

2.14 Actions by the Holders2.15 . A majority in interest of the Specified Holders of Registrable Securities shall designate and appoint one Specified Holder to, at all times, serve as the designated representative to act on behalf of the Specified Holders for purposes of this Agreement (the “Holder Representative”) and such designated representative (and any successor thereafter designated and appointed) shall have the sole power and authority to bind the Specified Holders with respect to all provisions of this Agreement. The Company shall be promptly notified in writing of any designation of the Holder Representative or of any change in the identity of the Holder Representative (and in any event no later than one Business Day following such designation or change, as applicable), and the Company shall be entitled to request reasonable evidence of the designation and appointment of such designated representative by the majority in interest of the Specified Holders of Registrable Securities. The Company and the other Holders shall be entitled to rely on all actions taken by the Holder Representative.

ARTICLE 3. COVENANTS AND AGREEMENTS.

3.1 Confidentiality. Each Holder agrees to keep confidential any information furnished by the Company pursuant to this Agreement that the Company identifies as being confidential or proprietary, and to use the same degree of care as such Holder uses to protect its own confidential information to keep such information confidential. Notwithstanding the foregoing, such Holder may disclose such proprietary or confidential information (i) to any directors, officers, employees, partners, members, subsidiaries, parent, agent and adviser (“Representatives”) of such Holder who have a reasonable need to know such information for the purpose of monitoring its investment in the Company as long as such Representative is advised of the confidentiality provisions of this Section 3.1; provided such Holder shall be responsible for the breach of this Section 3.1 by any such Representative; (ii) at such time as it enters the public domain through no fault of such Holder or its Representatives in breach of this Section 3.1; (iii) that is developed by such Holder or its Representatives independently of and without reference to any confidential information communicated by the Company; or (iv) to the extent requested or required by applicable Law or legal process, regulation or regulatory process, subpoena or the listing standards of any national securities exchange; provided, however, that in the case of this clause (iv), (A) such Holder shall as promptly as practicable (and, if practicable and permitted by applicable Law, prior to disclosing such confidential information) notify the Company of the existence of, and basis for, such required disclosure and (B) if requested by the Company, such Holder shall reasonably cooperate with the Company (at the expense of the Company) in seeking to obtain a protective order or other reliable assurance that confidential treatment shall be accorded to the confidential information so disclosed. Each Holder agrees to use any information provided to it pursuant to this Agreement for the sole purpose of monitoring its investment in the Company and not to use such information as the basis for any market transactions in securities of the Company in violation of Law.

3.2 Transfer Agent. Each Holder agrees to abide by any reasonable policies and procedures of the transfer agent, if any, appointed by the Company with respect to any Equity Securities.

3.3 No Promotion. The Company agrees that it will not (and that the Company will cause its Subsidiaries not to), without the prior written consent of Broad Street Principal Investments, L.L.C., in each instance, (a) use in advertising, publicity, or otherwise the name of Goldman, Sachs & Co. LLC or any of its Affiliates, or any partner or employee of any such Affiliates, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by Goldman, Sachs & Co. LLC or any of its Affiliates, or (b) represent, directly or indirectly, that any product or any service provided by the Company or its Subsidiaries has been approved or endorsed by Goldman, Sachs & Co. LLC or any of its Affiliates.

3.4 No Fiduciary Duty; Investment Banking Services. The parties hereto acknowledge and agree that nothing in this Agreement shall create a fiduciary duty of Goldman, Sachs & Co. LLC or any of its Affiliates to the Company. Notwithstanding anything to the contrary herein or any actions or omissions by representatives of Goldman, Sachs & Co. LLC or any of its Affiliates in whatever capacity, it is understood that none of Goldman, Sachs & Co. LLC or any of its Affiliates is acting as a financial advisor, agent or underwriter to the Company or any of its Affiliates or otherwise on behalf of the Company or any of its Affiliates unless retained to provide such services pursuant to a separate written agreement executed by the Company and such other Person.

ARTICLE 4. MISCELLANEOUS.

4.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed therein except for matters directly within the purview of the Delaware General Corporation Law, which shall be governed by the Delaware General Corporation Law.

4.2 Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York and the respective appellate courts thereof for the purpose of any action, claims or suit between the parties arising in whole or in part under or in connection with this Agreement, (ii) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, claim or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim or suit brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (iii) hereby agrees not to commence any such action, claim or suit other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any action, claim or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) Venue. Each party agrees that for any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement, such party shall bring actions, claims and suits either in the U.S. District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. Each party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each party hereby (i) consents to service of process in any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (ii) to the fullest extent permitted by Law, agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.13, will constitute good and valid service of process in any such action, claim or suit and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, claim or suit any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

4.3 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

4.4 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by Law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.

4.5 Successors and Assigns; Mergers and Reorganization. Neither the Company nor any Holder shall assign all or any part of this Agreement without the prior written consent of the other parties hereto, except that the foregoing shall not be deemed to prohibit any Transfer or distribution of Equity Securities (a) to a Permitted Transferee described in clause (i) of the definition thereof or (b) to any other Permitted Transferee that is a Specified Holder. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators (including, for the avoidance of doubt, any Person that is the parent company of such entity). The Silver Lake Group shall be an express third party beneficiary of Section 2.2 and Section 4.8(c).

4.6 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

4.7 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

4.8 Amendment and Waiver.

(a) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and the Holder Representative; provided, however, that no such amendment shall be made that, by its terms, affects a Holder in a disproportionate and materially adverse manner as compared to the other Holders without obtaining the consent of such Holder.

(b) Except as otherwise expressly provided, the obligations of the Company and the obligations of the Holders under this Agreement may be waived only with the written consent of the Company and the Holder Representative. Notwithstanding anything herein to the contrary, any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.

(c) Notwithstanding anything to the contrary herein, Section 2.2 may not be amended or modified without the prior written consent of the Silver Lake Group.

(d) Each Holder shall be bound by any amendment or waiver effected in accordance with this Section 4.8, whether or not such Holder has consented to such amendment or waiver.

(e) For the purposes of determining the number of Holders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.

4.9 Termination. This Agreement shall terminate upon the earliest of (a) the termination of the Merger Agreement prior to the Effective Time (as defined in the Merger Agreement), (b) with respect to a Holder, at such time as such Holder ceases to hold (x) together with such Holder’s Affiliates, Equity Securities representing at least 50,000 shares of Common Stock; provided that, if this Agreement remains in effect with respect to a Holder immediately prior to a Securities Sale (including a Secondary Sale effected in a series of transactions over multiple days) by such Holder, the provisions of this Agreement shall continue to apply, notwithstanding that such Holder, together with its Affiliates, may hold less than 50,000 shares of Common Stock immediately following such Securities Sale, until the terms of Section 2.2 have been fully complied with respect to such Securities Sale, and (y) any Registrable Securities except, in the case of a termination pursuant to this clause (b), with respect to Article 1 (General), (Section 2.6 (Expenses of Registration), Section 2.9 (Indemnification) and this Article 4 (Miscellaneous), which shall survive any such termination of this Agreement, and (c) a Change in Control.

4.10 Counterparts. This Agreement may be executed in any number of counterparts, including facsimile counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

4.11 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

4.12 Several and Not Joint. The obligations of each Holder are several and not joint.

4.13 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery. With respect to the parties hereto, all communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or at such other address as such party may designate by 10 days advance written notice to the other parties hereto. With respect to Silver Lake, all communications shall be sent to Andy Schader and Jennifer Gautier, c/o Silver Lake, 55 Hudson Yards, 40th Floor, New York, NY 10001 or at such other address as the Company may designate by 10 days advance written notice to the other parties hereto.

4.14 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

4.15 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

4.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the entities that are expressly identified as parties hereto, and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, advisor, agent or Affiliates of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from any Non-Recourse Party.

4.17 Effective Time. The operative provisions of this Agreement shall become effective as of the Effective Time (as defined in the Merger Agreement).

4.18 Opt-Out Requests. Each Specified Holder shall have the right, at any time and from time to time after the Effective Time (including after receiving information regarding any potential public offering), to elect to not receive any notice that the Company otherwise is required to deliver pursuant to Section 2.3 or Section 2.4 of this Agreement by delivering to the Company a written statement signed by such Specified Holder that it does not want to receive any such notices hereunder (an “Opt-Out Request”); in which case, and notwithstanding anything to the contrary in this Agreement, the Company shall not be required to, and shall not, deliver any such notice or other information required to be provided to Specified Holders under Section 2.3 or Section 2.4 to the extent that the Company reasonably expects such notice or information would result in a Specified Holder acquiring material non-public information within the meaning of Regulation FD promulgated under the Exchange Act. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Specified Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Specified Holder to issue and revoke subsequent Opt-Out Requests; provided, that each Specified Holder shall use commercially reasonable efforts to minimize the administrative burden on the Company arising in connection with any such Opt-Out Requests. For so long as an Opt-Out Request is in effect, the Specified Holder that delivered such Opt-Out Request shall not sell any Equity Securities pursuant to any registration statement filed by the Company pursuant to Section 2.3 or 2.4.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this STOCKHOLDERS’ AGREEMENT as of the date set forth in the first paragraph hereof.

FIRST ADVANTAGE CORPORATION

By:	/s/ Bret Jardine
Name: Bret Jardine
Title: Executive Vice President, General Counsel and Corporate Secretary

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

CHECKERS CONTROL PARTNERSHIP, L.P.

By:	Broad Street Control Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BROAD STREET CONTROL ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

BRIDGE STREET 2015, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

STONE STREET 2015, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

MBD 2015, L.P.

By:	MBD Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

2015 EMPLOYEE OFFSHORE AGGREGATOR, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C., its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

GS FUND HOLDINGS, L.L.C.

By:	The Goldman Sachs Group, Inc., as Manager

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Attorney-in-Fact

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:	/s/ Alexandre Décary
Name: Alexandre Décary
Title: Authorized Signatory

By:	/s/ Franck De Santis
Name: Franck De Santis
Title: Authorized Signatory

Address for Notices:

E-mail Address for Notices:

[SIGNATURE PAGE TO STOCKHOLDERS’ AGREEMENT]

Annex D

WRITTEN CONSENT OF STOCKHOLDERS

IN LIEU OF A MEETING

February 28, 2024

The undersigned, being stockholders of Sterling Check Corp., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (such common stock, the “Company Common Stock” and, such stockholders, the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”) and Article VIII of the Amended and Restated Certificate of Incorporation of the Company, effective as of September 22, 2021, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, the board of directors of the Company has unanimously (a) determined that the terms of that certain Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among First Advantage Corporation, a Delaware corporation (“Parent”), Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and the Company and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein, (d) directed that the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting and (e) subject to Section 6.3 of the Merger Agreement, resolved to recommend that the stockholders of the Company vote to adopt the Merger Agreement;

WHEREAS, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent; and

WHEREAS, in accordance with the resolutions of the Board approving the Merger Agreement, the Company has executed and delivered the Merger Agreement and directed that the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting.

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Merger, be, and they hereby are, adopted, ratified, approved and authorized in all respects by the Stockholders, and that the Company be, and hereby is, authorized, directed and empowered to (a) perform its obligations under the Merger Agreement and (b) enter into and perform its obligations under each other agreement, instrument or certificate required or permitted to be entered into by the Company under the terms of the Merger Agreement, including without limitation, certificates of merger in such form as required by the DGCL;

FURTHER RESOLVED, that any of the officers of the Company be, and each hereby is, authorized, directed and empowered, acting on behalf of the Company, to execute and deliver any certificates, documents, agreements and instruments that any officer or officers executing such documents may, in the exercise of such officer’s or officers’ discretion, deem appropriate, advisable and in the best interests of the Company pursuant to the foregoing resolution, together with such amendments and modifications thereof as shall be made therein with the approval of such officer or officers, the execution of which shall be conclusive evidence of such approval;

D-1

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed, on behalf and in the name of the Company, to cause to be prepared, executed and filed with the appropriate foreign, federal, state or local governmental authorities or instrumentalities such registrations, declarations or other filings as any such officer may deem necessary or desirable or as may be required by such governmental authorities or instrumentalities in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed, on behalf and in the name of the Company, to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional agreements, certificates, documents and instruments as any such officer may deem necessary or appropriate in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the Board be, and hereby is, authorized and empowered to amend the Merger Agreement and take any other action with respect to the Merger Agreement permitted under Section 251(d) of the DGCL, as the Board may, in the exercise of its discretion, deem advisable, appropriate and in the best interests of the Company and its stockholders; and

FURTHER RESOLVED, that any and all acts heretofore done, and any and all documents, instruments and certificates heretofore executed and delivered, in the name and on behalf of the Company, in connection with the transactions contemplated by the Merger Agreement are hereby ratified and approved in all respects.

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law. This consent may be executed manually or by other electronic transmission by the Stockholders, in any number of counterparts, each of which shall be considered one and the same consent. The exchange of a fully executed consent (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to evidence consent of the undersigned.

When executed by the Stockholders, this consent shall be delivered to the Company in accordance with Section 2 of the Support Agreement, dated as of the date hereof, by and among the Stockholders, the Company and Parent.

[Remainder of Page Intentionally Left Blank]

D-2

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

CHECKERS CONTROL PARTNERSHIP, L.P.

BY:	Broad Street Control Advisors, L.L.C.,
its General Partner

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

BROAD STREET CONTROL ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name: Adrian Jones
Title: Vice President

[SIGNATURE PAGE TO STOCKHOLDERS’ WRITTEN CONSENT]

Annex E

UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF DIRECTORS OF

STERLING CHECK CORP.

April 26, 2024

THE UNDERSIGNED, being all of the members of the Board of Directors (the “Board”) of Sterling Check Corp., a Delaware corporation (the “Company”), acting by written consent without a meeting pursuant to Section 141(f) of the Delaware General Corporation Law (“DGCL”), do hereby take the following actions and adopt the following resolutions (this “Written Consent”):

WHEREAS, on February 28, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with First Advantage Corporation, a Delaware corporation (“Parent”), and Starter Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other matters, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, on February 28, 2024, prior to the Company entering into the Merger Agreement, the Board (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein, (iv) directed that the Merger Agreement be submitted to the Company’s stockholders for adoption thereby by written consent in lieu of a meeting, and (v) recommended, on the terms and subject to the conditions of the Merger Agreement, that the Company’s stockholders vote to adopt the Merger Agreement;

WHEREAS, promptly following the execution of the Merger Agreement, the holders of a majority of the outstanding shares of common stock of the Company delivered a written consent approving and adopting the Merger Agreement;

WHEREAS, on February 29, 2024, the Delaware Court of Chancery issued an opinion, Sjunde AP-Fonden v. Activision Blizzard, Inc., et al., C.A. No. 2022-1001-KSJM (Del. Ch. Feb. 29, 2024) (the “Activision Case”), in which it declined to grant defendants’ motion to dismiss plaintiff’s challenges to the due authorization of a merger agreement on the basis that the merger agreement adopted by the board, at the time of its adoption, was not “essentially complete”;

WHEREAS, the execution and delivery by the Company of the Merger Agreement may constitute “defective corporate acts” (as defined in Section 204(h)(1) of the DGCL) due to the potential failure of the Board to have authorized an “essentially complete” version of the Merger Agreement in accordance with Section 251(b) of the DGCL;

WHEREAS, the Board has received the executed version of the Merger Agreement and additional documentation related thereto (including, among other things, execution or final versions of the Company Disclosure Letter, the Parent Disclosure Letter and the certificate of incorporation of the Surviving Corporation (as such terms are defined in the Merger Agreement)); and

WHEREAS, in an abundance of caution in light of the Activision Case, the Board desires to ratify the execution and delivery of the Merger Agreement by the Company pursuant to Section 204 of the DGCL to eliminate the risk that, or any uncertainty as to whether, such execution and delivery did not comply with Section 251(b) of the DGCL or was otherwise a “defective corporate act” (as defined in DGCL Section 204(h)(1)).

NOW, THEREFORE, BE IT

RESOLVED, that, pursuant to Section 204 of the DGCL and the common law, (i) the execution and delivery of the Merger Agreement by the Company on February 28, 2024 are potentially “defective corporate acts”, and (ii) the nature of the failure of authorization in respect of the execution and delivery of the Merger Agreement by the Company is the potential failure of the Board to have approved an “essentially complete” version of the Merger Agreement in accordance with Section 251(b) of the DGCL prior to the execution and delivery of the Merger Agreement by the Company;

RESOLVED, that, pursuant to Section 204 of the DGCL and the common law, the Board hereby approves and adopts the ratification of the execution and delivery by the Company of the Merger Agreement, in the executed version that has been provided to the Board, and the additional documentation related thereto, in the execution or final versions that have been provided to the Board;

RESOLVED, that, pursuant to Section 204 of the DGCL and the common law, the Board hereby (i) directs that the ratification of the execution and delivery by the Company of the Merger Agreement be submitted to the Company’s stockholders for adoption by written consent in lieu of a meeting, and (ii) recommends that the Company’s stockholders vote to adopt such ratification;

RESOLVED, that the executive officers of the Company be, and each individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company and without further action of the Board, to take all such actions and to execute and deliver all such agreements, notices, documents, instruments, certificates and acknowledgments, for and on behalf of the Company, as any of them may determine to be necessary or appropriate in connection with the ratification of the execution and delivery by the Company of the Merger Agreement;

RESOLVED, that this Written Consent may be executed and delivered by electronic transmission (e.g., pdf or DocuSign) and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument; and

RESOLVED, that this Written Consent shall be filed with the minutes of the meetings of the Board.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent as of the date first written above.

BOARD OF DIRECTORS:

/s/ Joshua Peirez
Joshua Peirez

/s/ Michael Grebe
Michael Grebe

/s/ Mark Jennings
Mark Jennings

/s/ Kristin Johnsen
Kristin Johnsen

/s/ Adrian Jones
Adrian Jones

/s/ Mohit Kapoor
Mohit Kapoor

/s/ Jill Larsen
Jill Larsen

/s/ Jagtar Narula
Jagtar Narula

/s/ L. Frederick Sutherland
L. Frederick Sutherland

/s/ Bertrand Villon
Bertrand Villon

[Unanimous Written Consent of the Board of Directors of Sterling Check Corp.]

Annex F

WRITTEN CONSENT OF STOCKHOLDERS

IN LIEU OF A MEETING

April 26, 2024

The undersigned, being stockholders of Sterling Check Corp., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (such common stock, the “Company Common Stock” and, such stockholders, the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”) and Article VIII of the Amended and Restated Certificate of Incorporation of the Company, effective as of September 22, 2021, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, on February 28, 2024, the board of directors of the Company (the “Board”) unanimously (a) determined that the terms of that certain Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of February 28, 2024, by and among First Advantage Corporation, a Delaware corporation (“Parent”), Starter Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and the Company and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into the Merger Agreement, (c) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions contained therein, (d) directed that the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting and (e) subject to Section 6.3 of the Merger Agreement, resolved to recommend that the stockholders of the Company vote to adopt the Merger Agreement;

WHEREAS, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent;

WHEREAS, on April 26, 2024, the Board, pursuant to Section 204 of the DGCL and the common law, to the fullest extent permitted by law, ratified the execution and delivery by the Company of the Merger Agreement; and

WHEREAS, pursuant to Section 204 of the DGCL and the common law, the Board directed that ratification of the execution and delivery of the Merger Agreement be submitted to stockholders of the Company for adoption thereby by written consent in lieu of a meeting.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to Section 204 of the DGCL and the common law, (i) the execution and delivery by the Company of the Merger Agreement on February 28, 2024 are potentially “defective corporate acts”, (ii) the nature of the failure of authorization in respect of the execution and delivery of the Merger Agreement by the Company is the potential failure of the Board to have approved an “essentially complete” version of the Merger Agreement in accordance with Section 251(b) of the DGCL prior to the execution and delivery of the Merger Agreement by Company and (iii) on April 26, 2024, the Board approved the ratification of such potential defective corporate acts;

FURTHER RESOLVED, that, pursuant to Section 204 of the DGCL and the common law, the ratification of the execution and delivery by the Company of the Merger Agreement be, and it hereby is, adopted, approved and authorized in all respects by the Stockholders;

FURTHER RESOLVED, that the Stockholders hereby reapprove and readopt in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with Section 251 of the DGCL;

FURTHER RESOLVED, that any of the officers of the Company be, and each hereby is, authorized, directed and empowered, acting on behalf of the Company, to execute and deliver any certificates, documents, agreements and instruments that any officer or officers executing such documents may, in the exercise of such officer’s or officers’ discretion, deem appropriate, advisable and in the best interests of the Company pursuant to the foregoing resolutions, together with such amendments and modifications thereof as shall be made therein with the approval of such officer or officers, the execution of which shall be conclusive evidence of such approval; and

FURTHER RESOLVED, that any and all acts heretofore done, and any and all documents, instruments and certificates heretofore executed and delivered, in the name and on behalf of the Company, in connection with the foregoing resolutions are hereby ratified and approved in all respects.

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law. This consent may be executed manually or by other electronic transmission by the Stockholders, in any number of counterparts, each of which shall be considered one and the same consent. The exchange of a fully executed consent (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to evidence consent of the undersigned.

When executed by the Stockholders, this consent shall be delivered to the Company in accordance with Section 2 of the Support Agreement, dated as of February 28, 2024, by and among the Stockholders, the Company and Parent.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Adrian Jones
	Name:	Adrian Jones
	Title:	Vice President

CHECKERS CONTROL PARTNERSHIP, L.P.

By:	Broad Street Control Advisors, L.L.C.,
its General Partner

By:	/s/ Adrian Jones
	Name:	Adrian Jones
	Title:	Vice President

BROAD STREET CONTROL ADVISORS, L.L.C.

By:	/s/ Adrian Jones
	Name:	Adrian Jones
	Title:	Vice President

[SIGNATURE PAGE TO STOCKHOLDERS’ WRITTEN CONSENT]

Annex G

February 28, 2024

Sterling Check Corp.

6150 Oak Tree Boulevard, Suite 490

Independence, Ohio 44131

Attention: Board of the Directors

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (“Company Common Stock”), of Sterling Check Corp. (the “Company”), other than First Advantage Corporation (the “Buyer”) and its affiliates (the “Excluded Holders”), of the Merger Consideration (as defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among the Buyer, the Company, and Starter Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Merger Sub”). The Merger Agreement provides, among other things, that (i) Merger Sub will be merged with and into the Company (the “Merger”), as a result of which the Company will survive as a wholly owned subsidiary of the Buyer, and (ii) each issued and outstanding share of Company Common Stock (other than (x) shares owned or held in treasury by the Company, owned by any wholly owned subsidiary of the Company or owned by the Buyer or Merger Sub and (y) shares as to which the holder has properly demanded appraisal in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive, at the election of the holder, subject to proration in accordance with the terms of, and exceptions as set forth in (as to which we express no opinion), the Merger Agreement, $16.73 in cash (the “Cash Election Consideration”) or 0.979 shares of common stock, par value $0.001 per share (“Buyer Common Stock”), of the Buyer (the “Stock Election Consideration” and the aggregate of such Cash Election Consideration and Stock Election Consideration to be issued and paid in the Merger, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In arriving at our opinion, we reviewed an execution version of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of the Buyer concerning the businesses, operations and prospects of the Company and the Buyer. We examined certain publicly available business and financial information relating to the Company and the Buyer as well as certain financial forecasts and other information and data relating to the Company which were provided to or discussed with us by the management of the Company and certain financial forecasts and other information and data relating to the Buyer which were provided to us by the Buyer (and approved for our use by the management of the Company). We also reviewed information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of the Buyer to result from the Merger, which were provided to us by the Buyer (and approved for our use by the management of the Company). We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Buyer Common Stock; the historical and projected earnings and other operating data of the Company and the Buyer; and the capitalization and financial condition of the Company and the Buyer. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and the Buyer. We also evaluated certain potential pro forma financial effects of the Merger on the Buyer. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the other matters addressed thereby. With respect to financial forecasts and other information and data relating to the Buyer, provided to us by the Buyer, that we have been directed by the management of the Company to utilize in our analyses, we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Buyer as to the future financial performance of the Buyer and the other matters addressed thereby. We also have assumed, with your consent, that the potential cost savings, strategic implications and financial and operational benefits anticipated by the management of the Buyer to result from the Merger (including the amount, timing and achievability thereof) that we have been directed by the management of the Company to utilize in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Buyer as to, and are a reasonable basis upon which to evaluate, such potential cost savings, strategic implications and financial and operational benefits. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential cost savings, strategic implications and financial and operational benefits anticipated to result from the Merger, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Buyer or the contemplated benefits of the Merger or that otherwise would be meaningful in any respect to our analyses or opinion. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any opinion as to what the value of the Buyer Common Stock actually will be when issued pursuant to the Merger or the prices at which Company Common Stock, Buyer Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger.

We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Merger or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company, the Buyer or the Merger (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of the Company as to such matters. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Buyer, nor have we made any physical inspection of the properties or assets of the Company or the Buyer. We have not evaluated the solvency or fair value of the Company, the Buyer or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on the Company, the Buyer or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders. Our opinion does not address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger (including the Cash Election Consideration and the Stock Election Consideration) or any terms, aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise (including any stockholders’ agreement, support agreement or stockholder written consent). We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company. We express no view as to, and our opinion does not address, the underlying business decision of the Company to effect or enter into the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction which the Company might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although developments occurring or coming to our attention after the date hereof may affect our opinion, we have no obligation to update, revise or reaffirm our opinion.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion payable upon the earlier of the consummation of the Merger and the valid termination of the Agreement. We and our affiliates in the past have provided, and currently provide, services to the Company or its affiliates and to the Buyer or its affiliates, unrelated to the proposed Merger, for which services we and our affiliates have received and expect to receive compensation, including, without limitation, (a) for the Company and its affiliates, having acted as an underwriter in an offering of shares of Company Common Stock in June 2023, an arranger of a loan for Goldman Sachs or one of its affiliates in April 2022, and an underwriter or initial purchaser of debt securities for CDP Financial in June 2023, and (b) for the Buyer and its affiliates, having acted as an arranger of a loan for Silver Lake or one of its affiliates in January 2023. In addition, Citigroup Global Markets Inc. or one of its affiliates engaged in the commercial lending business is a lender and agent in one or more credit facilities of the Company and a lender in one or more credit facilities of the Buyer. We and our affiliates in the past have provided, and currently provide, financial advisory and financing services unrelated to the proposed Merger to various affiliates and portfolio companies of the financial institutions that are significant stockholders in the Company and the Buyer. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and the Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, the Buyer, the financial institutions that are significant stockholders of the Company or the Buyer, and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company (the “Board”), in its capacity as such, in its evaluation of the proposed Merger. Our opinion is not intended to be and does not constitute a recommendation as to how the Board or any securityholder should vote or act on any matters relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex H

General Corporation Law of the State of Delaware, Section 262

§ 262 Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)

Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)

Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)

At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)

Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)

The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

DGCL. The registrant is incorporated under the laws of the State of Delaware. Section 145(a) of the General Corporation Law of the State of Delaware (referred to as the DGCL) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The registrant’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duties owed to the registrant and its stockholders. No amendment or repeal of the registrant’s Certificate of Incorporation nor, to the fullest extent permitted by the DGCL, any modification of law, shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the registrant existing at the time of such amendment, repeal, adoption or modification.

Bylaws. The registrant’s Bylaws provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law except with respect to certain proceedings initiated by the indemnitee.

Other Insurance. The registrant maintains directors’ and officers’ liability insurance which covers certain liabilities and expenses of the registrant’s directors and officers and covers the registrant for reimbursement of payments to the registrant’s directors and officers in respect of such liabilities and expenses.

Item 21.	Exhibits and Financial Statements

Exhibit Number	Description

2.1*+

Agreement and Plan of Merger, dated as of February  28, 2024, by and among First Advantage Corporation, Sterling Check Corp. and Starter Merger Sub, Inc. (attached as Annex A to the information statement/prospectus forming part of this Registration Statement and incorporated herein by reference)

3.1	Amended and Restated Certificate of Incorporation of First Advantage (incorporated by reference to Exhibit 3.1 to First Advantage Inc.’s Current Report on Form 8-K filed on June 25, 2021)

3.2	Amended and Restated Bylaws of First Advantage (incorporated by reference to Exhibit 3.2 to First Advantage Inc.’s Current Report on Form 8-K filed on June 25, 2021)

5.1+	Opinion of Simpson Thacher & Bartlett LLP regarding legality of the First Advantage Corporation common stock being registered pursuant to this Registration Statement

10.1+

Support Agreement, dated as of February  28, 2024, by and among First Advantage Corporation and the other parties thereto (attached as Annex B to the information statement/prospectus forming part of this Registration Statement and incorporated herein by reference)

Exhibit Number	Description

10.2+

Stockholders’ Agreement, dated as of February  28, 2024, by and among First Advantage Corporation and the other parties thereto (attached as Annex C to the information statement/prospectus forming part of this Registration Statement and incorporated herein by reference)

10.3

Amended and Restated Stockholders’ Agreement, dated as of February 28, 2024, by and among First Advantage Corporation, SLP Fastball Aggregator, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.3 to First Advantage Inc.’s Current Report on Form 8-K filed on March 1, 2024)

10.4

Incremental Facilities Commitment letter, dated February 28, 2024, by and among First Advantage Holdings, LLC, and certain financial institutions, party thereto (incorporated by reference to Exhibit 10.4 to First Advantage Inc.’s Current Report on Form 8-K filed on March 1, 2024)

23.1+	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of First Advantage Corporation

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Sterling Check Corp.

24.1+	Power of Attorney (incorporated by reference from the signature page to the Form S-4 filed by First Advantage Corporation on April 29, 2024)

99.1	Consent of Citigroup Global Markets Inc., financial advisor to Sterling Check Corp.

107+	Filing Fee Table

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. First Advantage agrees to furnish supplementally a copy of any omitted attachment to the SEC upon request.

+	Previously filed.

Item 22.	Undertakings

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

1.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

2.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

3.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act of 1933 or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1.	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

2.	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

3.

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

4.	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415 under the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-

effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on May 31, 2024.

FIRST ADVANTAGE CORPORATION

By:	/s/ David L. Gamsey
	Name:	David L. Gamsey
	Title:	Executive Vice President & Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Scott Staples Scott Staples	Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2024

/s/ David L. Gamsey David L. Gamsey	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	May 31, 2024

/s/ Steven Marks Steven Marks	Chief Accounting Officer (Principal Accounting Officer)	May 31, 2024

* Joseph Osnoss	Chairman of the Board	May 31, 2024

* Susan R. Bell	Director	May 31, 2024

* James L. Clark	Director	May 31, 2024

* Bridgett Price	Director	May 31, 2024

* John Rudella	Director	May 31, 2024

* Judith Sim	Director	May 31, 2024

* Bianca Stoica	Director	May 31, 2024

Bret T. Jardine, by signing his name hereto, does hereby sign this registration statement on behalf of the directors of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the Securities and Exchange Commission.

/s/ Bret T. Jardine By: Bret T. Jardine	Attorney-in-fact	May 31, 2024